    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 2001


                                                      REGISTRATION NO. 333-70912

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             THE TITAN CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                           7373                          95-2588754
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)          Identification No.)

                           --------------------------

                             THE TITAN CORPORATION
                             3033 SCIENCE PARK ROAD
                            SAN DIEGO, CA 92121-1199
                                 (858) 552-9500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                           NICHOLAS J. COSTANZA, ESQ.
                                GENERAL COUNSEL
                             THE TITAN CORPORATION
                             3033 SCIENCE PARK ROAD
                            SAN DIEGO, CA 92121-1199
                                 (858) 552-9500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                WITH COPIES TO:

                JAMES E. SHOWEN                                ELIZABETH R. HUGHES
                 KEVIN L. VOLD                                  DONALD P. CRESTON
            Hogan & Hartson L.L.P.                      Venable, Baetjer and Howard, LLP
              555 13th Street, NW                     2010 Corporate Ridge Road, Suite 400
          Washington, D.C. 20004-1109                           McLean, VA 22102
                (202) 637-5600                                   (703) 760-1600

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the transaction described herein.
                           --------------------------

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to
Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   BTG, INC.
                            3877 FAIRFAX RIDGE ROAD
                             FAIRFAX, VA 22030-7448

                            ------------------------

                                MERGER PROPOSAL

                             ---------------------

Dear Shareholders:


    We are pleased to report that the Boards of Directors of BTG, Inc. and The Titan Corporation have entered into a merger agreement which provides for the merger of a Titan subsidiary into BTG. As a result of the proposed merger, BTG will become a wholly owned subsidiary of Titan. If we complete the proposed merger, you will become a stockholder of Titan and receive a combination of shares of Titan common stock and cash determined according to a formula contained in the merger agreement in exchange for your shares of BTG common stock. Titan's common stock is listed on the New York Stock Exchange under the trading symbol "TTN."


    AFTER CAREFUL CONSIDERATION, THE BTG BOARD OF DIRECTORS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND RELATED PLAN OF MERGER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE BTG BOARD OF DIRECTORS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF BTG SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE PROPOSED MERGER.


    The proposed transaction is more fully described in the accompanying proxy statement. We are asking BTG's shareholders to approve the merger agreement, the related plan of merger and the merger at a special meeting to be held at 10:00 a.m., Eastern Time, on Tuesday, November 27, 2001 at BTG's headquarters, located at 3877 Fairfax Ridge Road, Fairfax, Virginia. YOUR VOTE IS VERY IMPORTANT. We cannot complete the proposed transaction unless holders of greater than two-thirds of the outstanding shares of our common stock vote to approve the merger agreement, the related plan of merger and the merger. We appreciate your consideration in this matter.



    This proxy statement also serves as Titan's prospectus under the Securities Act of 1933 for the issuance of Titan's common stock to you in the proposed merger. We encourage you to read this proxy statement/prospectus carefully. IN PARTICULAR, YOU SHOULD REVIEW THE MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 20 BEFORE COMPLETING YOUR PROXY CARD.



                                                       Sincerely,

                                                       /s/ Edward H. Bersoff
                                                       Dr. Edward H. Bersoff
                                                       President and Chief Executive Officer


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Titan securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


    This proxy statement/prospectus is dated October 25, 2001 and is first being mailed on or about October 26, 2001.

                                   BTG, INC.

                                ----------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                             ---------------------


TIME:             10:00 a.m., Eastern Time

DATE:             Tuesday, November 27, 2001

PLACE:            BTG's headquarters, located at 3877 Fairfax Ridge Road,
                  Fairfax, Virginia 22030

PURPOSE: To consider and vote to approve the merger agreement, the plan of merger and the merger of BTG and a Titan subsidiary.



    Only our shareholders of record on October 5, 2001 may vote at the special meeting. Only our shareholders or their proxies and BTG guests may attend the special meeting.



                                               By Order of the BTG, Inc. Board of Directors

                                               /s/ Edward H. Bersoff

                                               Dr. Edward H. Bersoff
                                               President and Chief Executive Officer



October 25, 2001


    TO ENSURE THAT YOUR SHARES ARE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

                      REFERENCES TO ADDITIONAL INFORMATION

    This document incorporates important business and financial information about Titan and BTG from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is available at the Internet website that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources.

    You may also request copies of these documents that relate to Titan from Titan, without charge, upon written or oral request to:

                             The Titan Corporation
                               Investor Relations
                             3033 Science Park Road
                        San Diego, California 92121-1199
           Attn: Rochelle R. Bold, Vice President, Investor Relations
                                 (858) 552-9500

    You may also request copies of these documents that relate to BTG from BTG, without charge, upon written or oral request to:

                                   BTG, INC.
                               Investor Relations
                            3877 Fairfax Ridge Road
                             Fairfax, VA 22030-7448
                               ATTN: John Graham
                    Group Vice President, Investor Relations
                                 (703) 383-8140


    In order to receive timely delivery of the documents, you must make your request no later than November 19, 2001.



    See "WHERE YOU CAN FIND MORE INFORMATION," on page 106 of this proxy statement/prospectus.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
QUESTIONS AND ANSWERS ABOUT THE MERGER......................      1
SUMMARY.....................................................      3
  Market Price and Dividend Information.....................      5
  Titan Corporation Selected Historical Financial Data......     14
  BTG, Inc. Selected Historical Financial Data..............     16
  Selected Unaudited Pro Forma Condensed Combined Financial
    Data....................................................     17
  Comparative Per Share Data................................     18
RISK FACTORS................................................     20
  Risks Related to the Merger...............................     20
  Risks Related to Titan's Business.........................     21
  Risks Related to Titan's Common Stock.....................     30
THE SPECIAL MEETING OF BTG SHAREHOLDERS.....................     33
  General...................................................     33
  Matters to be Considered..................................     33
  Recommendation of the BTG Board of Directors..............     33
  Record Date and Vote Required.............................     33
  Proxies...................................................     34
  Availability of Independent Auditors......................     35
THE MERGER..................................................     36
  General Description of the Merger.........................     36
  The Exchange Ratio........................................     37
  Cash Instead of Fractional Shares of Titan Common Stock...     37
  Background of the Transaction.............................     38
  BTG's Reasons for the Merger..............................     41
  Opinion of Quarterdeck....................................     43
  Titan's Reasons for the Merger............................     46
  Interests of BTG's Officers and Directors in the Merger...     47
  Certain Arrangements between BTG and its Executive
    Officers, Directors and Affiliates......................     48
  Management of Titan after the Merger......................     49
  Material Federal Income Tax Consequences..................     49
  Accounting Treatment......................................     51
  Regulatory Approvals......................................     51
  Approval of the Merger....................................     52
  Amendment to BTG's Shareholder Rights Plan................     52
  Appraisal Rights..........................................     52
  Relationships between Titan and BTG.......................     52
  Restrictions on Resale of Titan Common Stock by
    Affiliates..............................................     53
  Anti-Dilution Adjustments.................................     53
  Exchange of Certificates..................................     54
  Fees and Expenses.........................................     54
TERMS OF THE MERGER AGREEMENT...............................     56
  The Merger................................................     56
  Treatment of BTG Stock Options and BTG Stock Purchase
    Rights..................................................     57
  Representations and Warranties............................     58
  Conduct of BTG's Business before Completion of the
    Merger..................................................     58
  Reasonable Efforts to Complete the Merger.................     60
  Limitation on BTG's Ability to Consider Other Acquisition
    Proposals...............................................     60

                                                                PAGE
                                                              --------
  Employee Benefits.........................................     62
  Conditions to the Merger..................................     62
  Termination of the Merger Agreement.......................     65
  Termination Fee; Expenses.................................     67
  Amendments to the Merger Agreement........................     68
THE VOTING AGREEMENT........................................     69
INFORMATION RELATING TO BTG.................................     71
  Business..................................................     71
  Market for BTG's Common Stock and Related Shareholder
    Matters.................................................     75
  Recent Sales of Unregistered Securities...................     75
  BTG Management's Discussion and Analysis of Financial
    Condition and Results of Operations.....................     75
  Quantitative and Qualitative Disclosures about Market
    Risk....................................................     83
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA.......     84
DESCRIPTION OF TITAN CAPITAL STOCK..........................     90
  Common Stock..............................................     90
  Preferred Stock...........................................     90
  Cumulative Convertible Preferred Stock....................     91
  Convertible Trust Preferred Securities....................     91
  Preferred Share Purchase Rights...........................     92
  Section 203 of the Delaware General Corporation Law.......     96
  Transfer Agent and Registrar..............................     96
COMPARATIVE RIGHTS OF TITAN STOCKHOLDERS AND BTG
  SHAREHOLDERS..............................................     97
  Authorized Shares of Capital Stock; Dividend Rights; Other
    Distributions...........................................     97
  Voting Rights.............................................     97
  Preemptive Rights.........................................     98
  Business Combinations; Supermajority Voting
    Requirements............................................     98
  Appraisal Rights..........................................    100
  Special Meetings of Stockholders..........................    100
  Stockholder Action Without a Meeting......................    101
  Stockholder Proposal Procedures...........................    101
  Stockholder Rights Plan...................................    102
  Classified Board of Directors.............................    102
  Nominations of Directors..................................    103
  Removal of Directors......................................    104
  Vacancies on the Board of Directors.......................    104
  Indemnification...........................................    104
  Limitation of Personal Liability of Directors.............    105
  Amendment of Certificate of Incorporation.................    105
  Amendment of Bylaws.......................................    105
LEGAL MATTERS...............................................    106
EXPERTS.....................................................    106
WHERE YOU CAN FIND MORE INFORMATION.........................    106
INDEX OF BTG FINANCIAL STATEMENTS...........................    F-1
ANNEX A: AGREEMENT AND PLAN OF REORGANIZATION...............    A-1
ANNEX B: FORM OF PLAN OF MERGER.............................    B-1
ANNEX C: VOTING AGREEMENT...................................    C-1
ANNEX D: OPINION OF QUARTERDECK INVESTMENT PARTNERS, LLC....    D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHAT ARE TITAN AND BTG PROPOSING?

A: Titan and BTG have entered into a merger agreement, pursuant to which Titan is offering to exchange a combination of shares of Titan common stock and cash for all of the outstanding shares of BTG common stock. At the completion of the merger, T T Acquisition Corp., a wholly owned subsidiary of Titan, will merge with BTG. As a result of the merger, BTG will become a wholly owned subsidiary of Titan.

Q.  WHY ARE BTG AND TITAN PROPOSING THE MERGER?


A. The boards of directors of BTG and Titan believe the combined strengths of the two companies will enable them to compete more effectively than either can compete alone. The merger will allow both Titan and BTG to take advantage of the trend toward consolidation in the government information technology industry in recent years. The combined company's greater resources will enhance its ability to effectively compete for large, multiple award contracts, will provide it with access to broader information technology and commercial customer bases and broader technology and expertise. To review the background and reasons for the merger in greater detail, see page 38.


Q:  WHAT WOULD I RECEIVE IN EXCHANGE FOR MY SHARES OF BTG COMMON STOCK?

A: In exchange for your shares of BTG common stock, you will receive a combination of shares of Titan common stock and cash. The number of shares of Titan common stock and the amount of cash that you will receive each will be determined on the basis of an exchange ratio based on the average of the closing sale prices of the Titan common stock price on the New York Stock Exchange for the fifteen consecutive trading days ending on the fifth trading day before the date of the BTG special meeting. The merger agreement provides that BTG shareholders will receive 81% of the merger consideration in shares of Titan common stock, and 19% in cash. Titan will not issue any fractional shares of common stock in connection with the merger. BTG shareholders will instead receive cash for any fractional shares otherwise issuable to them. For a complete description of the consideration BTG shareholders will receive in the merger, please see "THE MERGER--THE EXCHANGE RATIO."

Q:  HOW CAN I FIND OUT THE FINAL EXCHANGE RATIO?

A: We will notify you by issuing a press release before the BTG special meeting of shareholders called to approve the merger agreement, the plan of merger and the merger announcing the final exchange ratio and filing that press release with the Securities and Exchange Commission.

Q:  HOW LONG WILL IT TAKE TO COMPLETE THE MERGER?

A: BTG and Titan are working to complete the merger as quickly as possible. We hope to complete the merger during the fourth quarter of 2001.

Q:  WILL I BE TAXED ON THE TITAN SHARES I RECEIVE?

A: You will recognize taxable gain equal to the lesser of (1) the amount of cash you receive in the merger and (2) an amount equal to (a) the fair market value of the Titan common stock and cash you receive in the merger minus (b) your tax basis for the shares of BTG common stock you are exchanging in the merger. You are urged to read the information regarding material federal income tax consequences contained in this proxy statement/prospectus carefully, and to consult with your tax advisor regarding the consequences of the merger to you.

Q.  ARE BTG SHAREHOLDERS ENTITLED TO DISSENTERS' RIGHTS?

A. No. Under Virginia law, which governs BTG and the rights of its shareholders, BTG shareholders are not entitled to dissenters' rights of appraisal in connection with the merger.

Q.  WHO MUST APPROVE THE MERGER?


A. In addition to the boards of directors of BTG and Titan, which have already approved the proposed transaction, the holders of greater than two-thirds of the shares of BTG common stock outstanding on the record date must approve the merger agreement, the plan of merger and the merger. The BTG special meeting of shareholders to approve the merger agreement, the plan of merger and the merger will take place on Tuesday, November 27, 2001. BTG and Titan must also obtain approvals under U.S. antitrust laws before the merger can close.


Q.  WHAT DO I NEED TO DO NOW?

A. You should carefully read and consider the information contained in this proxy statement/ prospectus. You should then complete and sign your proxy and return it in the enclosed return envelope as soon as possible so that your shares of BTG common stock will be represented at the BTG special meeting. If you sign, date and mail your proxy card without identifying how you want to vote, your proxy will be voted "FOR" approval of the merger agreement, the plan of merger and the merger. If you do not vote in person or by returning your completed proxy card, your failure to vote will have the same effect as a vote "AGAINST" the approval of the merger agreement, the plan of merger and the merger.

Q.  CAN I CHANGE MY VOTE AFTER I MAIL MY SIGNED PROXY?


A. Yes. You can change your vote at any time before your proxy is voted at the special meeting of BTG shareholders. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy reflecting a later date. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the address on page 34 before the vote at the special meeting. Third, you can attend the special meeting and vote in person.


Q.  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A. NO, YOU SHOULD NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY. Titan will send you written instructions on how to exchange your stock certificates.

Q:  WHERE CAN I FIND MORE INFORMATION ABOUT TITAN AND BTG?


A: You can find more information about Titan and BTG as described in the section entitled "WHERE YOU CAN FIND MORE INFORMATION," on page 106 of this proxy statement/prospectus.


Q:  WHOM SHOULD I CONTACT IF I HAVE MORE QUESTIONS ABOUT THE TRANSACTION?

A: BTG shareholders may contact Georgeson Shareholder Communications Inc. using the following contact information:

                   Georgeson Shareholder Communications Inc.
                          17 State Street, 10th Floor
                               New York, NY 10004
                                1 (800) 223-2064

                                    SUMMARY


    This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you or that are incorporated herein in order to understand fully the merger. See "WHERE YOU CAN FIND MORE INFORMATION" on page 106. The merger agreement is attached as ANNEX A to this proxy statement/prospectus, and the related plan of merger is attached to ANNEX B. Titan and BTG encourage you to read the merger agreement and the plan of merger as they are the legal documents that govern the merger. Page references are included in the parentheses below to direct you to the more detailed descriptions of the topics presented in this summary which are provided elsewhere in this proxy statement/prospectus.


FORWARD-LOOKING INFORMATION

    Some of the information relating to Titan, BTG and the combined company contained or incorporated by reference into this proxy statement/prospectus is forward-looking in nature. All statements included or incorporated by reference into this proxy statement/prospectus or made by management of Titan or BTG, other than statements of historical fact regarding Titan or BTG, are forward-looking statements. Examples of forward-looking statements include statements regarding Titan's, BTG's or the combined company's future financial results, operating results, business strategies, projected costs, products and competitive positions, and plans and objectives of management for future operations. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "intends," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in the section entitled "RISK FACTORS." These and many other factors could affect the future financial and operating results of Titan, BTG or the combined company, and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by or on behalf of Titan, BTG or the combined company.

THE COMPANIES

    THE TITAN CORPORATION
    3033 Science Park Road
    San Diego, California 92121-1199
    Telephone: (858) 552-9500

    Titan is a diversified technology company that creates, builds and launches technology-based businesses. Titan Systems, Titan's government business, is a key provider of information technology and communications solutions, services and products in the growing federal government information technology market. Titan Systems also serves as Titan's engine, providing Titan with government-funded research and development activities that generate technology and intellectual property that often form the foundation for Titan's commercial technology applications and new businesses as well as cash flow to fund those businesses. Titan has developed and continues to develop new businesses, like its SureBeam and Titan Wireless businesses, from the broad portfolio of technologies, intellectual property and expertise that Titan has created and continues to create as part of its work under government contracts and its self-funded research and development program. In addition, Titan's existing commercial businesses sometimes generate technologies that can be developed into other new businesses.

    Titan has worked under government contracts totaling in excess of $2.0 billion in revenues since 1981. Titan's government contracts generally permit Titan to retain intellectual property rights in commercial applications of technologies developed under those contracts. Titan has also supplemented its internally developed portfolio with technologies, intellectual property and expertise through strategic acquisitions of other government information technology companies. Titan's strategy is to leverage its intellectual property portfolio by creating commercial technology applications or individual businesses that can be monetized through either an initial public offering of a subsidiary, a complete spin-off to Titan's stockholders, an outright sale of a business, or a technology license or sale.

    Titan has organized its business into four core segments that reflect the specific markets and industries in which it operates: Titan Systems, SureBeam, Titan Wireless and Cayenta. In addition, Titan's Emerging Technologies and Businesses segment develops commercial applications and businesses for technologies created or acquired by Titan.

    TITAN SYSTEMS provides information technology and communications solutions, services and products for defense, intelligence, and other U.S. and allied government agencies.


    SUREBEAM provides electronic food irradiation systems and services. On October 17, 2001, Titan announced that its board of directors had adopted a formal plan to spin off SureBeam to Titan's stockholders through a tax-free stock dividend. For more information, see "SUMMARY--RECENT DEVELOPMENTS--TITAN REPORTS THIRD QUARTER RESULTS OF OPERATIONS AND SUREBEAM SPIN-OFF" on page 10 of this proxy statement/prospectus.


    TITAN WIRELESS provides satellite-based and wireless-based communication services and systems that provide cost-effective voice, facsimile, data, Internet and network communications services in developing countries.

    CAYENTA is a total services provider of information technology services and software applications for its customers' businesses and governmental functions.

    Titan's EMERGING TECHNOLOGIES AND BUSINESSES segment currently has several new businesses in development, including businesses in which Titan has applied for patent protection for the underlying technology.

    Titan maintains a site on the Internet at www.titan.com; however, information found on Titan's website is not part of this proxy statement/prospectus.

    T T ACQUISITION CORP.
    c/o The Titan Corporation
    3033 Science Park Road
    San Diego, California 92121-1199
    Telephone: (858) 552-9500

    T T Acquisition Corp. is a wholly owned subsidiary of Titan and was incorporated on August 30, 2001, in the Commonwealth of Virginia. T T Acquisition Corp. has not engaged in any operations and exists solely to facilitate this proposed transaction. Therefore, although T T Acquisition Corp. will be a party to the merger, when we discuss the merger in this proxy statement/prospectus, we generally refer only to Titan.

    BTG, INC.
    3877 Fairfax Ridge Road
    Fairfax, VA 22030-7448
    Telephone: (703) 383-8000


    BTG is an information systems and technical services company providing complete solutions to a broad range of the complex needs of the U.S. government and its agencies and departments and other commercial and state and local government customers. Since its founding in 1982, BTG has provided highly sophisticated software-based solutions to its customers, especially those in the defense intelligence community.

    BTG's services and solutions are focused on four principal areas:

    - ANALYSIS AND CONSULTING. BTG helps its clients manage their knowledge and information resources by providing modeling and simulation, information fusion and competitive intelligence to customers that include the U.S. Department of Defense.


    - SOLUTIONS DEVELOPMENT. BTG's engineers provide solutions by combining BTG's proven business processes and its strategic partnerships with leading technology firms like The SAS Institute, Microsoft Corporation, Peregrine Systems and Cisco Systems. BTG customers in this area include the U.S. Navy, the U.S. Air Force, the U.S. Marine Corps, the Defense Advanced Research Projects Agency, the U.S. Federal Aviation Administration, or "FAA," and Verizon.


    - SYSTEMS INTEGRATION. BTG analyzes customers' business processes, recommends proven off-the-shelf products and uses its technical expertise to integrate them into existing hardware and software resources. BTG customers include the Office of Naval Intelligence and the National Science Foundation.

    - OPERATIONS AND SUPPORT. BTG provides clients with technical experts who provide a full range of enterprise management services, including hands-on systems installation and maintenance, management of network operations centers, help desk support and training in efficient use of these systems. BTG customers include the U.S. Army Communications and Electronics Command, the Securities and Exchange Commission, the Joint Chiefs of Staff and the FAA.

    BTG maintains a site on the Internet at www.btg.com; however, information found on BTG's website is not part of this proxy statement/prospectus.


THE MERGER (PAGE 36)



    Titan and BTG are proposing a business combination transaction in which Titan intends to acquire all of the outstanding shares of BTG common stock, including the associated preferred stock purchase rights. Titan intends to merge its wholly owned subsidiary, T T Acquisition Corp., with BTG. Each share of BTG common stock will be converted in the merger into a combination of a fraction of a share of Titan common stock, including the associated preferred stock purchase rights, and cash, in each case based on an exchange ratio. The exchange ratio, and the number of shares of Titan common stock and the amount of cash that will be paid per share of BTG stock will be determined based on the average closing sale prices of Titan common stock over the fifteen consecutive trading days ending on the fifth trading day prior to the date of the BTG special meeting of shareholders called to approve the merger agreement, plan of merger and the merger, which we refer to as the "BTG Special Meeting." The merger agreement provides that BTG shareholders will receive 81% of the merger consideration in shares of Titan common stock, and 19% in cash. The exchange ratio is described in more detail in the section entitled "THE MERGER--THE EXCHANGE RATIO" beginning on page 37 of this proxy statement/ prospectus.


    Titan will not issue any fractional shares of common stock in connection with the merger. BTG shareholders will instead receive cash for any fractional shares otherwise issuable to them.


MARKET PRICE AND DIVIDEND INFORMATION (PAGE 12)



    Titan common stock is listed on the New York Stock Exchange under the symbol "TTN" and BTG common stock is listed on the Nasdaq National Market under the symbol "BTGI." On September 19, 2001, the last full trading day before the public announcement of the merger, the closing sale price per share of Titan common stock on the New York Stock Exchange Composite Tape was $18.11 and the closing sale price per share of BTG common stock on the Nasdaq National Market was $10.80. On October 24, 2001, the most recent practicable date prior to the filing of this proxy statement/prospectus, the closing sale price per share of Titan common stock on the New York Stock Exchange Composite Tape was $26.30 and the closing sale price per share of BTG common stock on the Nasdaq National Market was $13.10.



EXCHANGE OF STOCK CERTIFICATES (PAGE 54)


    You will receive a letter of transmittal that will provide you with instructions on how to exchange your BTG stock certificates for the cash and stock certificates representing the Titan common stock you receive in the merger.

    PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME.


SPECIAL MEETING OF BTG SHAREHOLDERS (PAGE 33)


    Under Virginia law, BTG shareholders must vote to approve the merger agreement, the plan of merger and the merger in order for BTG to complete the proposed transaction.


    The special meeting of BTG shareholders will be held at 10:00 a.m., Eastern Time, on Tuesday, November 27, 2001 at BTG's headquarters, located at 3877 Fairfax Ridge Road, Fairfax, Virginia 22030. At the special meeting, you will be asked to vote to approve the merger agreement, the plan of merger and the merger.



    You may vote, or submit a proxy to vote, at the special meeting if you were a record holder of BTG common stock at the close of business on October 5, 2001, which is the record date for the special meeting. If you return your proxy, you may revoke it at any time before the vote at the special meeting by sending a later-dated proxy or a written notice revoking the proxy to the secretary of BTG or by attending the meeting and voting in person.



VOTE REQUIRED (PAGE 33)



    Holders of greater than two-thirds of the shares of BTG common stock issued and outstanding on October 5, 2001 must vote to approve the merger agreement, the plan of merger and the merger. If you do not vote your shares of BTG voting common stock, the effect will be the same as a vote against the approval of the merger agreement, the plan of merger and the merger.



    Directors and officers of BTG beneficially owning approximately 23.1% of the outstanding shares of BTG common stock as of September 18, 2001, have signed an agreement to vote their shares in favor of the proposed transaction. For more information about the terms of this voting agreement, please see the section of this proxy statement/prospectus entitled "THE VOTING AGREEMENT" on page 69.



BTG'S REASONS FOR THE MERGER (PAGE 41)


    In the course of reaching its decision to enter into the merger agreement, BTG's board of directors consulted with its senior management, outside legal counsel and financial advisor, reviewed a significant amount of information and considered a number of factors, including the following:

    - that by combining complementary operations, the combined company would have better opportunities for future growth;

    - the opportunity for BTG's shareholders to participate in a larger, more diversified organization and to benefit from the potential appreciation in the value of Titan's common stock;

    - information concerning the business, earnings, operations, competitive position and prospects of BTG and Titan both individually and on a combined basis;

    - the opportunity for BTG shareholders to receive a significant premium over the existing market price for shares of BTG's common stock prior to the announcement of the merger;

    - the review of, and discussions with, BTG senior management and legal advisors regarding certain business, financial, legal and accounting aspects of the merger, the results of the legal and financial due diligence and a review of the terms and conditions to the merger;

    - the opinion of BTG's financial advisor that, as of September 19, 2001, and subject to the assumptions and limitations set forth in the fairness opinion, the consideration to be received by BTG shareholders was fair, from a financial point of view, to the holders of the outstanding shares of BTG's common stock and the financial presentation made by BTG's financial advisor to the board of directors of BTG in connection with the delivery of its opinion;

    - the possibility, as alternatives to the merger, of seeking to acquire another company, seeking to engage in one or more joint ventures, seeking to raise additional capital, or seeking to engage in a business combination with an organization other than Titan;

    - the likely impact of the merger on BTG's employees and customers; and

    - BTG's prospects as a stand-alone company, the uncertainties facing BTG, the outlook for its current strategies and the prospects for achieving maximum long-term value on a stand-alone basis.


    See the section entitled "THE MERGER--BTG'S REASONS FOR THE MERGER" on page 41 of this proxy statement/prospectus.



RECOMMENDATION TO BTG SHAREHOLDERS (PAGE 33)


    BTG's board of directors has unanimously determined that the merger is in the best interests of BTG and approved and adopted the merger agreement, the plan of merger, the merger and the transactions contemplated by the merger agreement. The BTG board of directors has unanimously determined to recommend that BTG shareholders vote to approve the merger agreement, the plan of merger and the merger.


OPINION OF QUARTERDECK (PAGE 43)


    BTG has received a written opinion, dated September 19, 2001, from Quarterdeck Investment Partners, LLC, to the effect that, as of the date of the opinion and based on and subject to the matters described in its opinion, the consideration to be received pursuant to the merger agreement was fair, from a financial point of view, to the holders of BTG common stock.


THE VOTING AGREEMENT (PAGE 69)


    Five of BTG's directors and officers who have beneficial ownership of approximately 23.1% of the outstanding shares of BTG common stock as of September 18, 2001, have agreed to vote their shares to approve the merger agreement, the plan of merger and the merger at the BTG special meeting.


INTERESTS OF BTG'S OFFICERS AND DIRECTORS IN THE MERGER (PAGE 47)



    When you consider the unanimous recommendation of BTG's board of directors that BTG shareholders approve the merger agreement, the plan of merger and the merger, you should be aware that some BTG officers and directors may have interests in the transaction that may be different from, or in addition to, their interests as shareholders of BTG. See the section entitled "THE MERGER--INTERESTS OF BTG'S OFFICERS AND DIRECTORS IN THE MERGER" on page 47 of this proxy statement/prospectus.

TREATMENT OF BTG STOCK OPTIONS AND STOCK PURCHASE PLAN RIGHTS BY TITAN
  (PAGE 57)



    Titan will assume each outstanding stock option, other than options granted to non-employee directors of BTG under the BTG, Inc. Second Amended and Restated Directors Stock Option Plan, at the effective time of the merger. Each assumed option will be converted into an option to purchase shares of Titan common stock. The number of shares subject to the assumed options and the option exercise prices will be adjusted based on the exchange ratio. All other terms of the options will remain unchanged. All outstanding options granted under the Directors Stock Option Plan, to the extent not exercised before the effective time of the merger, and that plan itself, will be terminated at the effective time of the merger.



    At the effective time of the merger Titan will not assume any outstanding purchase rights under BTG's Annual Leave Stock Plan, Employee Stock Purchase Plan and Non-Employee Director Stock Purchase Plan. As a result, after the close of business on September 30, 2001, the BTG stock purchase plans were suspended and at the effective time of the merger all outstanding purchase rights under BTG's stock purchase plans will be terminated.



LIMITATION ON BTG'S ABILITY TO CONSIDER OTHER ACQUISITION PROPOSALS (PAGE 60)


    BTG has agreed not to solicit, initiate, encourage or discuss any proposal for a business combination or other similar transaction involving the acquisition or purchase of (1) more than 20% of any class of voting securities of BTG or any of its subsidiaries or (2) businesses or assets that account for 20% or more of BTG's consolidated net revenues, net income or assets, or the liquidation or dissolution of BTG or any of its subsidiaries, prior to completion of the merger unless the other party has made an unsolicited written proposal to BTG for a transaction which BTG's board of directors believes in good faith, after consultation with BTG's financial advisor, is reasonably likely to be consummated and would, if consummated, be in the best interests of BTG as compared to the merger with Titan, and a number of other conditions are satisfied.


TERMINATION OF THE MERGER AGREEMENT (PAGE 65)


    Titan and BTG can terminate the merger agreement under certain circumstances, including if the merger is not consummated by December 18, 2001 or, if either this proxy statement/ prospectus is reviewed by the SEC or there is any extension of any review period under any U.S. or foreign antitrust law or regulation, by March 18, 2002.


TERMINATION FEE (PAGE 67)


    The merger agreement requires BTG to pay Titan a termination fee equal to $5,000,000 in cash if the merger agreement is terminated under certain circumstances. In addition, if all of the conditions precedent to Titan's obligations to complete the merger other than Titan's receipt of approvals from the requisite lenders under its credit facility have been obtained, and the merger agreement is terminated as a result of Titan's failure to secure these required lender approvals by the close of business on the fifth business day before the date set for the BTG special meeting, Titan will be required to pay BTG a termination fee of $1,000,000 in cash.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES (PAGE 49)


    Titan and BTG believe that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes, if the merger is completed under the current terms of the merger agreement. Based on these assumptions, you will recognize taxable gain equal to the lesser of (1) the amount of cash you receive in the merger and (2) an amount equal to (a) the fair market value of the Titan common stock and cash you receive in the merger minus (b) your tax basis for the shares of BTG common stock you are exchanging in the merger.

    The above described tax treatment of the merger to BTG shareholders depends on, among other things, some facts that will not be known before the completion of the merger. BTG shareholders are urged to carefully read the discussion in the section entitled "THE MERGER--MATERIAL FEDERAL INCOME TAX CONSEQUENCES" beginning on page 49 of this proxy statement/prospectus. That discussion includes a summary of the U.S. federal income tax consequences of the merger in the event that the assumptions described above are not satisfied.


    TAX MATTERS CAN BE COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE MERGER TO YOU.


ACCOUNTING TREATMENT (PAGE 51)


    Titan will account for the merger as a purchase for financial reporting purposes.


APPRAISAL RIGHTS (PAGE 52)


    Under Virginia law, BTG shareholders are not entitled to appraisal rights in connection with the merger.


REGULATORY APPROVALS (PAGE 51)


    Titan and BTG have determined that the filing of a notification under the Hart-Scott-Rodino Antitrust Improvements Act is required in connection with the merger. Accordingly, the merger may not be completed until the applicable waiting periods under the HSR Act are terminated or expire. Completion of the merger also may be subject to compliance with a limited number of foreign antitrust regulations. Any required notifications by any foreign jurisdiction will be filed in due course.


DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS (PAGE 97)



    If you own BTG common stock, you will receive Titan common stock and become a stockholder of Titan after the merger. Your rights as a Titan stockholder will be governed by Delaware law and by Titan's certificate of incorporation, bylaws and stockholder rights plan, rather than by Virginia law, BTG's articles of incorporation, bylaws and shareholder rights plan. For a description of how your rights as a Titan stockholder would differ from your rights as a BTG shareholder, see "COMPARATIVE RIGHTS OF TITAN STOCKHOLDERS AND BTG SHAREHOLDERS" beginning on page 97.



WHERE YOU CAN FIND MORE INFORMATION (PAGE 106)



    If you would like more information about Titan or BTG, you can find this information in documents filed by Titan and BTG with the Securities and Exchange Commission. These documents, and instructions on how you can obtain copies of them, can be found on page 106.


RECENT DEVELOPMENTS


    On July 26, 2001, Titan sold 8,048,685 shares of its common stock in a public offering at a price of $18.00 per share, producing aggregate proceeds to Titan, before expenses, of approximately $137.6 million. Titan used the net proceeds to reduce indebtedness under its credit facility.



    On September 28, 2001, Titan completed its acquisition of Datron Systems Incorporated, a provider of radio- and satellite-based communications systems and broadband communications products for government and commercial markets, in a stock-for-stock transaction. Titan issued approximately 2,300,000 shares of its common stock and assumed derivative securities exercisable for approximately 437,000 shares of Titan common stock in the acquisition of Datron. Titan will account for the Datron acquisition as a purchase.

    TITAN REPORTS THIRD QUARTER RESULTS OF OPERATIONS AND SUREBEAM SPIN-OFF.



    On October 17, 2001, Titan issued a press release reporting its results of operations for the third quarter of 2001. Titan reported revenues of $274.2 million for the third quarter of fiscal 2001, compared to $268.4 million for the third quarter of fiscal 2000. Reported net income from continuing operations in accordance with generally accepted accounting principles for the third quarter of fiscal 2001 was $3.5 million or $0.06 per share (diluted) compared to reported net income from continuing operations of $6.6 million or $0.10 per share (diluted) in the same period last year.



    In conjunction with the third quarter earnings release, Titan also announced that its board of directors has adopted a formal plan to spin off SureBeam to Titan stockholders through a tax-free stock dividend. As part of this plan, Titan will be filing with the Internal Revenue Service an application for a letter ruling indicating that the spin-off of SureBeam to Titan stockholders qualifies as a tax-free distribution. Titan intends to complete the SureBeam spin-off as soon as practical following receipt of a favorable ruling and receipt of all third party consents and in no case later than within one year of the announcement of the plan.



    In connection with the spin-off, Titan has agreed, subject to the consent of its lenders, to purchase a perpetual and exclusive, non-royalty bearing license to use SureBeam's intellectual property on all applications other than the food, animal hides, and flowers markets in return for the following: (1) to make available to SureBeam a $50 million line of credit, (2) to convert the current $75 million debt owed Titan to equity in exchange for SureBeam stock, and (3) a cash payment of $8 million.



    The terms of the credit facility, which have not been finalized, will allow for quarterly draws, will be subject to certain financial covenants, and will have as collateral all of SureBeam's assets.



    Although Titan intends to continue to use SureBeam as its supplier of accelerator systems and integration services for the foreseeable future, as part of the agreement, Titan has also committed to utilize SureBeam as its exclusive supplier for all e-beam and x-ray accelerator systems owned and operated by Titan or sold to a third party through at least December 31, 2003. In addition, Titan has also committed to utilize SureBeam exclusively for all integration services related to accelerator systems until at least December 31, 2002.



    In accordance with APB No. 30, as a result of the action taken by the Titan board to adopt a formal plan of distribution, beginning with the third quarter of 2001 SureBeam's financial results have been presented as a discontinued operation on Titan's statement of operations. In addition, all current year and prior year results have been restated to reflect this discontinuance.



    Included in Titan's reported net loss for the third quarter of fiscal 2001 is a loss of $42.3 million from discontinued operations which reflects a $6.9 million operating loss for SureBeam for the quarter and an estimated loss of $35.4 million which includes SureBeam operating losses through September 30, 2002 and associated spin-off costs.



    HIGHLIGHTS OF TITAN BUSINESS SEGMENTS.



    TITAN SYSTEMS. Revenues in Titan's government information technologies subsidiary, Titan Systems, increased 8% to $228.4 million in the third quarter of fiscal 2001 compared to $211.5 million in the third quarter of fiscal 2000. Increased revenues in the third quarter resulted in part from increased demand from intelligence community customers for Titan Systems' engineering and technical advisory services, from the Air Force for Titan Systems' information solutions support, and from the commencement of work on the Army's Prophet program, which is a state of the art, mobile, ground based, electronic signal intercept system with direction finding capabilities. In addition, the acquisition of Datron is included in third quarter 2001 results. Titan Systems' reported operating profit also decreased slightly to $19.0 million in the third quarter of fiscal 2001 from $19.5 million a year ago.

    TITAN WIRELESS. Revenues in Titan's communications subsidiary, Titan Wireless, remained relatively flat at $21.5 million compared to $21.9 million in the third quarter of fiscal 2000. Revenues in the third quarter of 2001 were affected by the events of September 11, which disrupted the main interconnection switch located in lower Manhattan for Titan Wireless' long distance business. In addition, the September 11 events and resulting travel delays also caused a delay in a project in the Congo originally scheduled to begin in mid-September. Titan Wireless' reported operating profit was $3.0 million compared to $3.1 million a year ago.



    CAYENTA. Revenues in Titan's e-business solutions subsidiary, Cayenta, were $14.3 million in the third quarter of fiscal 2001 compared to $20.7 million in the third quarter of fiscal 2000. The decrease from the same period of 2000 revenues was a direct result of economic conditions and weakness in the market for commercial information technology services and e-business software applications. Cayenta's reported operating loss for the third quarter of fiscal 2001 was $3.3 million compared to a loss of $3.0 million during the comparable period a year ago.



    EMERGING TECHNOLOGIES. Four businesses currently comprise the revenues in the Emerging Technologies segment. These businesses are Titan's digitized fingerprint scanner business (ImagClear), Titan's business that builds Internet portals and provides integration services primarily for the financial services industry (AverCom), Titan's wireless networking chipset business (LinCom Wireless), and Titan's medical product sterilization business (Titan Scan).



    Revenues in Titan's Emerging Technologies and Businesses segment decreased to $10.0 million in the third quarter of fiscal 2001 from $14.2 million in the third quarter of fiscal 2000 primarily as a result of significantly decreased revenue in AverCom, which specializes in providing information technology services to the financial services industry. Revenues for AverCom in the third quarter of 2001 were affected primarily by weaker economic conditions in the financial services industry.



    Reported operating profit in the Emerging Technologies and Businesses segment was $0.2 million compared to a profit of $1.6 million a year ago. The decrease was largely a result of the decline in AverCom's business.



BTG REPORTS FISCAL SECOND QUARTER RESULTS OF OPERATIONS.



    On October 24, 2001, BTG issued a press release reporting its results of operations for the second quarter of BTG's 2002 fiscal year, which ended September 30, 2001. For the second fiscal quarter, BTG's total revenue was $63.1 million, up from $54.8 million reported in last year's second quarter. Net income was $41,000 compared to $1.3 million for the same quarter last year. Fully diluted earnings per share were $0.01, versus fully diluted earnings per share of $0.14 last year. Included in the financial results for the quarterly and six-month periods ended September 30, 2001 was a charge of $1.5 million associated with the cost of terminated subtenant leases, the Chapter 11 bankruptcy filing of subtenant Teligent, Inc. and significant merger and acquisition related expenses related to BTG's acquisition by Titan.



    For the first six months of fiscal 2002, BTG's total revenue was $128.5 million, up from $114.7 million reported in the same period last year. Net income for the first half of BTG's fiscal 2002 was $1.4 million, and fully diluted earnings per share were $0.15, compared to $2.7 million of net income and fully diluted EPS of $0.30 for the first six months of fiscal 2001.



    BTG's total debt as of September 30, 2001 was $29.4 million, down from $36.8 million reported on June 30, 2001. Net receivables decreased $4.9 million during the quarter, and days sales outstanding in accounts receivable were 83 days, down from 89 days at the end of the first quarter, and 99 days a year ago. BTG's contract backlog increased $18 million to $561 million, and the bid and proposal backlog was $610 million as of September 30, 2001.

                     MARKET PRICE AND DIVIDEND INFORMATION


    Titan common stock is listed on the New York Stock Exchange under the symbol "TTN." BTG common stock is listed on the Nasdaq National Market under the symbol "BTGI." The following table shows, for the periods indicated, the reported high and low trading prices for shares of Titan common stock on the New York Stock Exchange Composite Tape and the highest and lowest closing sale prices for shares of BTG common stock on the Nasdaq National Market for the quarters indicated. Neither Titan nor BTG has paid any cash dividends on their common stock during the periods presented. According to Titan, there were, as of September 18, 2001, approximately 64,949,982 shares of Titan common stock outstanding, held by approximately 3,600 stockholders of record. According to BTG, there were, as of October 5, 2001, approximately 8,984,260 shares of BTG common stock outstanding, held by approximately 256 shareholders of record.



                                                                     TITAN                  BTG
                                                                 COMMON STOCK          COMMON STOCK
                                                              -------------------   -------------------
                                                                LOW        HIGH       LOW        HIGH
                                                              --------   --------   --------   --------
CALENDAR YEAR 1998
First Quarter...............................................   $ 5.50     $ 6.88     $ 7.94     $11.00
Second Quarter..............................................     5.75       8.25       8.00      10.38
Third Quarter...............................................     3.81       6.56       6.00       9.50
Fourth Quarter..............................................     4.25       6.19       4.44       7.00

CALENDAR YEAR 1999
First Quarter...............................................   $ 4.75     $ 6.25     $ 5.63     $ 8.75
Second Quarter..............................................     4.94      11.00       5.13       7.44
Third Quarter...............................................     9.38      14.63       6.25       8.81
Fourth Quarter..............................................    13.13      48.38       6.00       8.13

CALENDAR YEAR 2000
First Quarter...............................................   $32.50     $60.50     $ 7.88     $11.00
Second Quarter..............................................    25.31      55.50       7.00       9.69
Third Quarter...............................................    15.38      44.56       7.75       9.00
Fourth Quarter..............................................    11.13      21.81       5.13       8.50

CALENDAR YEAR 2001
First Quarter...............................................   $15.75     $25.49     $ 5.31     $ 6.75
Second Quarter..............................................    13.20      25.15       5.44       8.98
Third Quarter...............................................    16.25      21.31       7.90      12.35
Fourth Quarter (through October 24, 2001)...................    18.25      26.30      12.13      13.10


COMPARATIVE MARKET PRICE INFORMATION

    The following table presents:

       - the closing sale price of Titan's common stock, as reported on the New York Stock Exchange Composite Tape;

       - the closing sale price of BTG's common stock, as reported on the Nasdaq National Market;

       - the market value based on the closing sale price on the dates specified below of the shares of Titan common stock to be received in exchange for one share of BTG common stock in the merger; and

       - the amount of cash based on the closing sale price on the dates specified below of the shares of Titan common stock to be received in exchange for one share of BTG common stock in the merger;

in each case as if the exchange ratio had been determined on September 19, 2001, the last full trading day prior to the public announcement of the merger, and on October 24, 2001, the last day for which such information could be practicably calculated prior to the date of this proxy statement/prospectus. The numbers have been calculated assuming that (1) as of September 19, 2001, the average closing sale price of Titan common stock was $18.11 and the exchange ratio was 0.73716, and (2) as of October 24, 2001, the average closing sale price of Titan common stock was $26.30 and the exchange ratio was 0.50760. The actual value of the Titan common shares a BTG shareholder will receive in the merger may be higher or lower than the equivalent prices shown in the table.



                                                                  EQUIVALENT PRICE    AMOUNT OF CASH
                           CLOSING PRICE OF    CLOSING PRICE OF     PER SHARE OF       PER SHARE OF
DATE                      TITAN COMMON STOCK   BTG COMMON STOCK   BTG COMMON STOCK   BTG COMMON STOCK
----                      ------------------   ----------------   ----------------   ----------------
September 19, 2001......        $18.11              $10.80             $10.81             $2.54
October 24, 2001........        $26.30              $13.10             $10.81             $2.54


    BECAUSE THE EXCHANGE RATIO IS BASED ON THE AVERAGE CLOSING SALE PRICES OF TITAN COMMON STOCK FOR THE FIFTEEN CONSECUTIVE TRADING DAYS ENDING ON THE FIFTH TRADING DAY BEFORE THE DATE OF THE BTG SPECIAL MEETING, WE URGE HOLDERS OF BTG COMMON STOCK TO CALCULATE THE AVERAGE CLOSING SALE PRICES OF TITAN COMMON STOCK BY OBTAINING CURRENT MARKET QUOTATIONS BEFORE MAKING ANY DECISION AS TO HOW TO VOTE SHARES OF BTG COMMON STOCK AT THE BTG SPECIAL MEETING.

              TITAN CORPORATION SELECTED HISTORICAL FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    Titan derived the following information from its audited consolidated financial statements as of and for the years ended December 31, 1996 through 2000 and unaudited consolidated financial statements as of June 30, 2001 and for the six months ended June 30, 2000 and 2001. The following information should be read in conjunction with the historical consolidated financial statements of Titan and related notes incorporated by reference in this information statement/prospectus.

    The consolidated statement of operations information for the six months ended June 30, 2000 and 2001 and the consolidated balance sheet information as of June 30, 2001 are unaudited but include, in the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair presentation of such information. Results for the six months ended June 30, 2001 are not necessarily indicative of the results which may be expected for any other interim periods or for the year as a whole.


                                                                                                             SIX MONTHS
                                                               YEAR ENDED DECEMBER 31,                     ENDED JUNE 30,
                                                ------------------------------------------------------   -------------------
                                                   2000        1999       1998       1997       1996       2001       2000
                                                ----------   --------   --------   --------   --------   --------   --------
                                                                                                             (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues......................................  $1,008,003   $805,392   $532,236   $381,763   $332,531   $525,988   $464,679
Costs and expenses:
  Cost of revenues............................     742,294    608,736    395,492    295,925    253,833    391,671    351,087
  Selling, general and administrative
    expense...................................     169,040    122,420     83,752     57,053     57,754     91,827     73,686
  Amortization of goodwill....................      27,540      8,565      3,216      1,209      1,394     13,279     14,464
  Deferred compensation.......................       5,538         --         --         --         --      2,126        501
  Research and development expense............      11,762      6,690      5,590      7,466      5,023      7,938      5,291
  Acquisition and integration related charges
    and other.................................      39,358    (28,686)     9,891      8,510      8,600     34,818     38,994
                                                ----------   --------   --------   --------   --------   --------   --------
    Total costs and expenses..................     995,532    717,725    497,941    370,163    326,604    541,659    484,023
Operating profit (loss).......................      12,471     87,667     34,295     11,600      5,927    (15,671)   (19,344)
Interest expense..............................     (35,981)   (18,698)   (11,808)    (8,081)    (5,768)   (19,354)   (15,619)
Interest income...............................       3,582      1,342        718      1,121      1,208        539      1,979
                                                ----------   --------   --------   --------   --------   --------   --------
Income (loss) from continuing operations
  before income taxes, minority interests,
  extraordinary loss and cumulative effect of
  change in accounting principle..............     (19,928)    70,311     23,205      4,640      1,367    (34,486)   (32,984)
Income tax provision (benefit)................      (3,712)    26,778      9,184      4,088      2,675     (2,191)    (8,259)
                                                ----------   --------   --------   --------   --------   --------   --------
Income (loss) from continuing operations
  before minority interests, extraordinary
  loss and cumulative effect of change in
  accounting principle........................     (16,216)    43,533     14,021        552     (1,308)   (32,295)   (24,725)
Minority interests............................       4,127         --         --         --         --      6,756      2,215
                                                ----------   --------   --------   --------   --------   --------   --------
Income (loss) from continuing operations
  before extraordinary loss and cumulative
  effect of change in accounting principle....     (12,089)    43,533     14,021        552     (1,308)   (25,539)   (22,510)
Loss from discontinued operations, net of
  taxes.......................................      (1,895)    (5,776)   (12,566)   (19,657)    (6,326)   (42,137)      (468)
                                                ----------   --------   --------   --------   --------   --------   --------
Income (loss) before extraordinary loss and
  cumulative effect of change in accounting
  principle...................................     (13,984)    37,757      1,455    (19,105)    (7,634)   (67,676)   (22,978)
Extraordinary loss from early extinguishments
  of debt, net of taxes.......................      (4,744)        --         --         --         --         --     (4,744)
Cumulative effect of change in accounting
  principle, net of taxes.....................          --         --    (19,474)        --         --         --         --
                                                ----------   --------   --------   --------   --------   --------   --------
Net income (loss).............................     (18,728)    37,757    (18,019)   (19,105)    (7,634)   (67,676)   (27,722)
Dividend requirements on preferred stock......        (692)      (695)      (778)      (875)      (803)      (345)      (347)
                                                ----------   --------   --------   --------   --------   --------   --------
Net income (loss) applicable to common
  stock.......................................  $  (19,420)  $ 37,062   $(18,797)  $(19,980)  $ (8,437)  $(68,021)  $(28,069)
                                                ==========   ========   ========   ========   ========   ========   ========

                                                                                                             SIX MONTHS
                                                               YEAR ENDED DECEMBER 31,                     ENDED JUNE 30,
                                                ------------------------------------------------------   -------------------
                                                   2000        1999       1998       1997       1996       2001       2000
                                                ----------   --------   --------   --------   --------   --------   --------
                                                                                                             (UNAUDITED)
Basic earnings (loss) per share:
  Income (loss) from continuing operations....  $    (0.30)  $   0.91   $   0.32   $  (0.01)  $  (0.05)  $  (0.57)  $  (0.43)
  Loss from discontinued operations, net of
    taxes.....................................       (0.04)     (0.12)     (0.30)     (0.53)     (0.16)     (0.84)     (0.02)
  Extraordinary loss from early
    extinguishments of debt, net of taxes.....       (0.09)        --         --         --         --         --      (0.09)
  Cumulative effect of change in accounting
    principle, net of taxes...................          --         --      (0.47)        --         --         --         --
                                                ----------   --------   --------   --------   --------   --------   --------
  Net income (loss)...........................  $    (0.43)  $   0.79   $  (0.45)  $  (0.54)  $  (0.21)  $  (1.41)  $  (0.54)
                                                ==========   ========   ========   ========   ========   ========   ========

  Weighted average shares.....................      52,717     47,094     41,657     37,139     39,018     53,521     52,536
                                                ==========   ========   ========   ========   ========   ========   ========

Diluted earnings (loss) per share:
  Income (loss) from continuing operations....  $    (0.30)  $   0.81   $   0.31   $  (0.01)  $  (0.05)  $  (0.57)  $  (0.43)
  Loss from discontinued operations, net of
    taxes.....................................       (0.05)     (0.11)     (0.29)     (0.53)     (0.16)     (0.84)     (0.02)
  Extraordinary loss from early
    extinguishments of debt, net of taxes.....       (0.09)        --         --         --         --         --      (0.09)
  Cumulative effect of change in accounting
    principle, net of taxes...................          --         --      (0.45)        --         --         --         --
                                                ----------   --------   --------   --------   --------   --------   --------
  Net income (loss)...........................  $    (0.44)  $   0.70   $  (0.43)  $  (0.54)  $  (0.21)  $  (1.41)  $  (0.54)
                                                ==========   ========   ========   ========   ========   ========   ========

  Weighted average shares.....................      52,717     54,136     43,172     37,139     39,018     53,521     52,536
                                                ==========   ========   ========   ========   ========   ========   ========

OTHER CONSOLIDATED DATA:
Depreciation and amortization.................  $   41,165   $ 20,209   $ 12,618   $ 10,619   $  9,521   $ 22,005   $ 20,597
Capital expenditures..........................      44,169     13,637      9,145      9,191      7,415     14,692     21,316
Preferred dividends...........................         692        695        778        875        803        345        347



                                                                  AS OF DECEMBER 31,
                                                 ----------------------------------------------------       AS OF
                                                   2000       1999       1998       1997       1996     JUNE 30, 2001
                                                 --------   --------   --------   --------   --------   -------------
                                                                                                         (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and investments.........  $ 27,291   $ 13,469   $ 13,868   $ 18,757   $ 18,129    $   14,746
Property and equipment, net....................    78,715     43,516     38,010     32,013     31,366        82,085
Total assets...................................   951,107    628,040    369,923    233,336    225,144     1,016,134
Line of credit, long-term......................   260,625    215,987     98,215      7,833     15,398       329,063
Other long-term debt...........................    38,265     14,802     36,796     42,057     40,521         1,201
Company obligated mandatory redeemable
  convertible preferred securities.............   250,000         --         --         --         --       250,000
Redeemable preferred stock.....................        --         --         --      3,000      3,000            --
Stockholders' equity...........................   167,416    166,348     98,440     74,892     83,342       198,911

                  BTG, INC. SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following information should be read in conjunction with "INFORMATION RELATING TO BTG--BTG MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "INFORMATION RELATING TO BTG--BUSINESS" and BTG's consolidated financial statements and related notes, included elsewhere in this proxy statement/prospectus. BTG derived the selected historical consolidated financial data presented below from its consolidated financial statements.

    The consolidated statement of operations information for the three months ended June 30, 2000 and 2001 and the consolidated balance sheet information as of June 30, 2001 are unaudited but include, in the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair presentation of such information. Results for the three months ended June 30, 2001 are not necessarily indicative of the results which may be expected for any other interim periods or for the year as a whole.


                                                                                                                 THREE MONTHS
                                                                   FISCAL YEARS ENDED MARCH 31,                 ENDED JUNE 30,
                                                       ----------------------------------------------------   -------------------
                                                         2001       2000       1999       1998       1997       2001       2000
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Contract revenue...................................  $217,565   $204,229   $173,574   $134,355   $ 88,231   $ 64,637   $ 56,626
  Product sales......................................     7,278     44,766    142,861    452,382    310,170        746      3,297
                                                       --------   --------   --------   --------   --------   --------   --------
                                                        224,843    248,995    316,435    586,737    398,401     65,383     59,923
Direct costs:
  Contract costs.....................................   142,979    134,033    113,346     83,569     63,500     41,764     37,286
  Cost of product sales..............................     6,787     42,823    137,985    420,974    256,678        746      3,211
                                                       --------   --------   --------   --------   --------   --------   --------
                                                        149,766    176,856    251,331    504,543    320,178     42,510     40,497
Indirect, general and administrative expenses........    63,563     59,915     55,242     87,351     61,861     19,453     15,413
Depreciation and amortization expense................     3,001      2,204      1,965      3,648      3,009        583        627
Restructuring charge.................................        --         --      1,796     38,474         --         --         --
                                                       --------   --------   --------   --------   --------   --------   --------
                                                        216,330    238,975    310,334    634,016    385,048     62,546     56,537
Operating income (loss)..............................     8,513     10,020      6,101    (47,279)    13,353      2,837      3,386
Interest expense, net................................    (3,131)    (1,917)    (3,949)    (8,448)    (6,107)      (626)      (822)
Unusual charge.......................................        --         --     (1,201)        --         --         --         --
Equity in earnings of affiliate......................        --         --         24        589      1,887         --         --
Gain (loss) on sales of investments, net.............      (955)                3,532     20,228         63         --        (50)
Other................................................        --         --       (179)    (2,466)        --         --         --
                                                       --------   --------   --------   --------   --------   --------   --------
Income (loss) from continuing operations before
  income taxes and extraordinary items...............     4,427      8,103      4,328    (37,376)     9,196      2,211      2,514
Provision (benefit) for income taxes.................     1,750      3,548      1,567     (8,295)     4,150        862      1,069
                                                       --------   --------   --------   --------   --------   --------   --------
Income (loss) from continuing operations.............     2,677      4,555      2,761    (29,081)     5,046      1,349      1,445
Loss from discontinued operations, net of income tax
  benefit............................................        --       (116)      (765)    (4,264)      (775)        --         --
                                                       --------   --------   --------   --------   --------   --------   --------
Net income (loss) before extraordinary items.........     2,677      4,439      1,996    (33,345)     4,271      1,349      1,445
Extraordinary loss from early extinguishment of debt,
  net of income tax benefit..........................        --         --         --     (1,878)        --         --         --
                                                       --------   --------   --------   --------   --------   --------   --------
Net income (loss)....................................  $  2,677   $  4,439   $  1,996   $(35,223)  $  4,271   $  1,349   $  1,445
                                                       ========   ========   ========   ========   ========   ========   ========
Basic earnings (loss) per share......................  $   0.30   $   0.50   $   0.23   $  (4.12)  $   0.62   $   0.15   $   0.16
                                                       ========   ========   ========   ========   ========   ========   ========
Diluted earnings (loss) per share....................  $   0.30   $   0.49   $   0.23   $  (4.12)  $   0.60   $   0.15   $   0.16
                                                       ========   ========   ========   ========   ========   ========   ========
Weighted average shares used for basic EPS...........     8,955      8,853      8,774      8,540      6,887      8,911      8,988
                                                       ========   ========   ========   ========   ========   ========   ========
Weighted average shares used for diluted EPS.........     9,029      9,035      8,827      8,540      7,141      9,014      9,110
                                                       ========   ========   ========   ========   ========   ========   ========



                                                                         AS OF MARCH 31,                        AS OF JUNE 30,
                                                       ----------------------------------------------------   -------------------
                                                         2001       2000       1999       1998       1997       2001       2000
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                                     (IN THOUSANDS)               (UNAUDITED)
BALANCE SHEET DATA:
Receivables, net.....................................  $ 58,503   $ 69,352   $ 53,281   $135,050   $ 99,017   $ 64,532   $ 69,262
Inventory, net.......................................        --        507        378      2,214     16,716        265        744
Working capital......................................    31,808     37,561     26,895     43,812     83,551     35,273     36,278
Total assets.........................................    96,700    107,382     90,377    212,439    156,080    111,861    115,037
Line of credit.......................................    23,913     30,466     17,666     70,252     30,021     31,851     30,888
Shareholders' equity.................................    42,098     40,213     36,011     33,060     66,245     43,591     41,769

         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA


    The following tables show summarized unaudited pro forma financial data giving effect to the proposed acquisition of BTG by Titan after giving effect to the recent acquisition of Datron as if both had occurred on January 1, 2000. The following summary should be read in conjunction with UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA and related notes included in this proxy statement/ prospectus on page 84 through page 89.



                                                                  YEAR ENDED
                                                              DECEMBER 31, 2000
                                                              ------------------
                                                                (IN THOUSANDS,
                                                               EXCEPT PER SHARE
                                                                    DATA)
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS DATA:
Total revenues..............................................      $1,295,108
Loss from continuing operations.............................      $  (12,312)
Basic loss per share from continuing operations.............      $    (0.20)
Diluted loss per share from continuing operations...........      $    (0.20)



                                                                  AS OF
                                                              JUNE 30, 2001
                                                              --------------
                                                              (IN THOUSANDS)
PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........    $       35
Total assets................................................    $1,296,186
Line of credit, long-term...................................    $  370,097
Other long-term debt........................................    $    6,409
Total stockholders' equity..................................    $  370,065

                           COMPARATIVE PER SHARE DATA

    The following table shows (1) the pro forma net income and book value per share of Titan common stock after giving effect to the recent acquisition of Datron as if it occured on January 1, 2000 and the historical net income and book value per share of BTG common stock in comparison with the unaudited pro forma net income and book value per share after giving effect to the proposed transaction as if it occured on January 1, 2000 and (2) the equivalent unaudited pro forma net income and book value per share attributable to the shares of Titan common stock issuable in connection with the acquisition of BTG. The number of shares issuable has been calculated based on an assumed Titan average closing price per share of $17.74. At this average closing price per share, the exchange ratio would be 0.75211. Accordingly, assuming that 10,890,000 BTG shares are exchangeable in the merger, after giving effect to the fact that 81% of the merger consideration is to be paid in Titan common stock, Titan would issue approximately 6,634,000 shares of its common stock in the merger.


    Please note that these numbers are estimates only. The actual exchange ratio will not be fixed until the close of business on the fifth trading day before the BTG special meeting of shareholders, and the actual number of Titan shares issuable in the merger may be greater or less than these numbers. For more information, please see the section of this proxy statement/prospectus captioned "THE MERGER--THE EXCHANGE RATIO" on page 37.


    The following information should be read in conjunction with (1) the separate historical consolidated financial statements and related notes of Titan and the unaudited interim consolidated financial statements of Titan incorporated by reference in this information statement/prospectus and (2) the separate historical financial statements and related notes of BTG included in this information statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have resulted if the transaction had been completed as of the assumed dates or of the results that will be achieved in the future.

    Neither Titan, Datron nor BTG have paid any cash dividends on their common stock during the periods presented.


                                                                                     SIX MONTHS ENDED
                                                             LATEST FISCAL YEAR(1)   JUNE 30, 2001(1)
                                                             ---------------------   ----------------
PRO FORMA TITAN:
  Basic net loss per share.................................         $ (0.37)              $(1.34)
  Diluted net loss per share...............................         $ (0.37)              $(1.34)
  Book value per share(2)..................................         $  3.94               $ 4.47
HISTORICAL BTG:
  Basic net income per share...............................         $  0.30               $ 0.27
  Diluted net income per share.............................         $  0.30               $ 0.27
  Book value per share(2)..................................         $  4.73               $ 4.88
UNAUDITED PRO FORMA COMBINED--TITAN(3):
  Pro forma basic net loss per Titan share.................         $ (0.31)              $(1.19)
  Pro forma diluted net loss per Titan share...............         $ (0.32)              $(1.19)
  Pro forma book value per Titan share at June 30(2).......                               $ 5.86
UNAUDITED EQUIVALENT PRO FORMA COMBINED--BTG(4):
  Pro forma basic net loss per BTG share...................         $ (0.19)              $(0.72)
  Pro forma diluted net loss per BTG share.................         $ (0.19)              $(0.72)
  Pro forma book value per BTG share at June 30(2).........              --               $ 3.57


------------------------

(1) Titan pro forma income information for its latest fiscal year is for the year ended December 31, 2000 combined with Datron's income information for its latest fiscal year ended March 31, 2001. BTG's income information for its latest fiscal year is for the year ended March 31, 2001. The pro forma combined data for the latest fiscal year combines Titan's pro forma data for the year ended December 31, 2000 with BTG's historical data for the year ended March 31, 2001. The pro forma combined data for the six months ended June 30, 2001 combines Titan with Datron and BTG's historical data for the six months ended June 30, 2001.

(2) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period. The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period.

(3) The pro forma combined net loss per Titan share is computed by combining the net income (loss) for Titan pro forma with the effects of the recent Datron acquisition and BTG and any pro forma adjustments and dividing the sum by the pro forma weighted average number of shares of common stock and equivalents outstanding during the period. The pro forma shares are computed based upon .60921, the product of the assumed exchange ratio of .75211 in the merger multiplied by 81%, the portion of merger consideration that will be paid in Titan common stock.

(4) The amounts for equivalent pro forma combined per BTG share are calculated by multiplying the amounts for pro forma combined per Titan share by .60921.

                                  RISK FACTORS

    YOU SHOULD CONSIDER THE FOLLOWING MATTERS IN DECIDING WHETHER TO VOTE TO APPROVE THE MERGER AGREEMENT, THE RELATED PLAN OF MERGER AND THE MERGER. YOU SHOULD CONSIDER THESE MATTERS IN CONNECTION WITH THE OTHER INFORMATION THAT TITAN HAS INCLUDED OR INCORPORATED BY REFERENCE INTO THIS PROXY
STATEMENT/PROSPECTUS.

RISKS RELATED TO THE MERGER

THE SHARES OF TITAN COMMON STOCK TO BE RECEIVED BY BTG SHAREHOLDERS IN THE MERGER MAY DECREASE IN VALUE AFTER THE EXCHANGE RATIO IS FIXED.

    At closing of the merger, BTG shareholders will receive a combination of cash and a number of shares of Titan common stock determined on the basis of an exchange ratio. The exchange ratio will be computed based on the average closing sale prices for shares of Titan common stock during the fifteen consecutive trading days ending on the fifth trading day before the date of the BTG special meeting.

    Unless an adjustment is required to preserve the tax treatment of the merger as described in the next paragraph, after the exchange ratio is fixed, the amount of cash and the number of Titan shares that BTG shareholders will receive in the merger will not change, even if the market price of Titan common stock changes. There will be no adjustment to the exchange ratio or right to terminate the merger agreement or the merger based solely on fluctuations in the price of Titan common stock after the exchange ratio has been fixed. In recent years, the stock market has experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Titan common stock. The market price of Titan common stock upon and after completion of the merger could be lower than the market price on the date of the merger agreement or the current market price. You should obtain recent market quotations of Titan common stock before you return your proxy card or cast your vote at the BTG special meeting.

    To preserve the tax treatment of the merger, if the aggregate value of the cash per BTG share were to otherwise exceed 20% of the total value of the merger consideration to be paid to BTG shareholders calculated as of the effective time of the merger, Titan and BTG have agreed that the aggregate amount of cash deliverable will be reduced to 19% of the total value of the merger consideration, and the aggregate number of shares of Titan common stock deliverable at closing will be increased to offset the reduction in cash payable.

FAILURE TO RETAIN KEY EMPLOYEES COULD DIMINISH THE BENEFITS OF THE MERGER.

    The successful combination of Titan and BTG will depend in part on the retention of key personnel. There can be no assurance that Titan will be able to retain BTG's key management, technical and marketing personnel, or that Titan will realize the anticipated benefits of the merger.

IF TITAN AND BTG ARE NOT SUCCESSFUL IN INTEGRATING THEIR ORGANIZATIONS, THE ANTICIPATED BENEFITS OF THE MERGER MAY NOT BE REALIZED.

    If Titan and the stockholders of the combined company are to realize the anticipated benefits of the merger, the operations of Titan and BTG must be integrated and combined efficiently. Titan cannot assure you that the integration will be successful or that the anticipated benefits of the merger will be fully realized. Similarly, Titan cannot guarantee that the BTG shareholders will achieve greater value through their ownership of Titan common stock than they would have achieved as shareholders of BTG. The dedication of Titan's management resources to integration activities may detract attention from the day-to-day business of the combined company. The difficulties of integration may be increased by the need to integrate personnel with disparate business backgrounds and combine different corporate cultures. This integration may also be more difficult due to Titan's integration challenges as a result of its recently completed acquisitions or any future acquisitions. Titan cannot assure you that there will not be substantial costs associated with the integration process, that integration activities will not result in a decrease in revenues or a decrease in the value of Titan common stock, or that there will not be other material adverse effects from Titan's integration efforts.

    In addition, after the transaction, Titan intends to develop new products that combine BTG's assets with Titan's assets. This may result in longer product implementations, which may cause BTG's revenue and operating income and the revenue and operating income of Titan's businesses that are collaborating with BTG to fluctuate and fail to meet expectations. To date, Titan has not completed its investigation into the challenges--technological, market-driven or otherwise--to developing and marketing these new products in a timely and efficient way. There can be no assurance that Titan and BTG will be able to overcome these challenges, or that a market for such new products will develop after the merger.

SALES OF SUBSTANTIAL AMOUNTS OF TITAN'S COMMON STOCK IN THE OPEN MARKET BY BTG SHAREHOLDERS COULD DEPRESS TITAN'S STOCK PRICE.


    Other than shares held by affiliates of BTG or Titan, shares of Titan's common stock that are issued to shareholders of BTG, including those shares issued upon the exercise of options and BTG stock purchase rights, will be freely tradable without restrictions or further registration under the Securities Act of 1933. If the merger with BTG closes and if BTG shareholders sell substantial amounts of Titan common stock in the public market following the transaction, including shares issued upon the exercise of outstanding options to purchase Titan common stock by BTG option holders and stock purchase rights, the market price of Titan common stock could fall. These sales might also make it more difficult for Titan to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate. The number of shares of Titan common stock that will be issued in the transaction will be based on the average closing sale prices for shares of Titan common stock during the fifteen consecutive trading days ending on the fifth trading day before the date of the BTG special meeting. Assuming a Titan average closing price per share of $17.74, Titan would issue approximately 5,473,000 shares of Titan common stock in the transaction. In addition, Titan will assume all outstanding employee stock options to purchase BTG common stock, which, assuming a Titan average closing price per share of $17.74, would be converted into options to acquire approximately 953,000 shares of Titan common stock at the closing of the merger.


RISKS RELATED TO TITAN'S BUSINESS

TITAN'S GROWTH DEPENDS TO A LARGE EXTENT ON THE GROWTH OF ITS COMMERCIAL BUSINESSES, SOME OF WHICH OPERATE IN NEW AND UNPROVEN MARKETS. IF ONE OR MORE OF TITAN'S COMMERCIAL BUSINESSES FAIL TO GAIN MARKET ACCEPTANCE OR ACHIEVE ANTICIPATED REVENUE LEVELS, TITAN MAY NOT BE ABLE TO RECOUP ITS INVESTMENTS IN OR ADVANCES TO THESE BUSINESSES, ACHIEVE ITS OBJECTIVE OF MONETIZING THESE BUSINESSES OR ACHIEVE THE OPERATING RESULTS THAT TITAN ANTICIPATES.

    Titan is committed to creating, building and launching technology-based commercial businesses. As part of implementing this strategy, Titan has developed the technology-based businesses known as SureBeam, Titan Wireless and Cayenta, and is in the process of developing and commercializing the technology applications and businesses in Titan's Emerging Technologies and Businesses segment. If any of the primary markets targeted by SureBeam, Titan Wireless or Cayenta fail to develop and grow as Titan anticipates, or those markets do develop and grow as anticipated but SureBeam's, Titan Wireless's and/ or Cayenta's principal products and services do not gain market acceptance, Titan's revenues will be less than Titan expects and Titan may be unable to recoup the equity investments and intercompany advances Titan has made to develop and grow those businesses. To grow as currently contemplated, Titan will need to derive an increasing portion of its revenues from its commercial businesses, including the businesses in Titan's Emerging Technologies and Businesses segment. If the markets for some or all of the businesses in Titan's Emerging Technologies and Businesses segment fail to develop and grow as expected, or those markets do develop and grow as expected but those businesses' principal products and services do not meet with market acceptance, Titan's future prospects may suffer. If any of Titan's businesses fail to grow as Titan anticipates, it may not be able to monetize these businesses and enable its stockholders to realize value from that process.

SUREBEAM


    SureBeam faces the challenges associated with the risks of a new enterprise and the commercialization of a technology with an unproven market. The use of SureBeam's electron beam technology for food irradiation and the market for electronically irradiated food is at an early stage of development. As of June 30, 2001, six food processors were selling food electronically irradiated by SureBeam. Other food processors are testing SureBeam's technology. Titan also does not know whether or when any fast food or other national chain restaurants or food retailers will decide to offer irradiated meat and create demand for SureBeam's electronic food irradiation systems. Titan expects that some food processors will not irradiate food unless industry leaders first commit to distribute irradiated food. Market acceptance of SureBeam's technology will also depend on consumer acceptance of irradiated food. Accordingly, a market for irradiated foods has only recently begun to develop, and its continued development will depend on broad acceptance of irradiated foods by consumers, food producers and providers, restaurant chains and food retailers. This consumer and market acceptance may not occur. Titan's board of directors has adopted a plan to spin off SureBeam to Titan's stockholders through a tax-free stock dividend. For more information see "SUMMARY--RECENT DEVELOPMENTS--TITAN REPORTS THIRD QUARTER RESULTS OF OPERATIONS AND SUREBEAM SPIN-OFF" on page 10.


TITAN WIRELESS

    Titan Wireless's principal strategy is to provide communications services and systems to developing countries primarily in Asia, Africa, the Middle East and Latin America. Titan Wireless's future success will depend substantially on the rate and the extent to which the markets for communications services and systems develop in the developing countries that it targets. Titan cannot guarantee that substantial markets for communications services and systems in these developing countries will ever develop, or if those markets do develop, that communications services based on fixed-site satellite technology, wireless local loop technology, or global systems for mobile communications technology, all of which Titan Wireless can provide, will capture a significant portion of those markets. The development of a market for communications services and systems in a particular developing country will depend upon a variety of factors including whether that country has sufficient resources to support such a market and whether the communications services and systems are offered at an affordable cost to their end users so that adequate traffic can be generated. Titan Wireless's success will also depend to a significant extent on its continued ability to identify and enter into strategic relationships with effective local partners to act as Titan Wireless's intermediaries with local regulators and experts in the local market. If Titan Wireless is unable to continue to cultivate and maintain these relationships, its overall business will suffer.

CAYENTA

    Cayenta's market is characterized by fluctuating demand for its products and services based on overall economic conditions and their impact on government and corporate information technology budgets as well as changes in user sentiment toward particular technologies, technology applications and related services. Cayenta's operating results for the six months ended June 30, 2001 were adversely affected by a slowdown in corporate spending on commercial information technology services and e-business software applications. Cayenta's market is also intensely competitive. Cayenta's competitors include numerous companies across various segments of the information technology services and software products markets. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to Cayenta's technologies. The costs to develop and to provide information technology services are relatively low. Moreover, barriers to entry, particularly in the areas of information technology consulting and integrating software applications, are low. Therefore, Cayenta will likely continue to face additional competition from new entrants into its market. If overall economic conditions continue to weaken demand for Cayenta's products and services, or if Cayenta is unable to anticipate and respond effectively to changing market conditions or to compete effectively for any reason, its business will suffer.

EMERGING TECHNOLOGIES AND BUSINESSES

    The businesses in Titan's Emerging Technologies and Businesses segment face the ongoing challenges of developing technology applications that anticipate and satisfy consumers' requirements and achieving market acceptance for those technology applications in new and rapidly changing markets. To the extent these businesses fail to effectively meet either of those challenges, Titan's ability to execute its monetizing strategy and provide increased value to Titan's stockholders will be diminished.

TITAN HAS A LIMITED HISTORY OF COMMERCIALIZING NEW TECHNOLOGIES AND TITAN'S COMMERCIAL BUSINESSES MAY NOT REMAIN OR EVER BECOME SUCCESSFUL.

    In 1991, Titan adopted a strategy of seeking to develop commercial businesses using technology developed for government purposes in Titan's government defense business. Titan's SureBeam and Titan Wireless businesses are a product of this strategy. For the most part, Titan's commercial businesses are in an early stage of development or have only recently begun to offer their products, services, systems or solutions in the markets, including new markets, in which they operate. These technology-based businesses are subject to risks and uncertainties inherent in companies at these early stages of development, including:

    - the risks that their base technology will become obsolete and that they will fail to respond in a timely and cost-effective manner to rapid technological changes;

    - the risks associated with operating in markets that are subject to a high degree of competition;

    - the risk that they will have inadequate management resources to capitalize on market opportunities and execute their strategy;

    - the risk that they will be unable to manage rapid growth effectively;

    - the risk that they will be unable to execute successfully each portion of their business strategy on schedule;

    - the risk that Titan may not identify markets with sufficient opportunities to justify Titan's investments in products and solutions for these markets;

    - the market and operating risks that are unique to each particular business; and

    - the risk that adequate capital may not be available to fund their continued development.

    Titan balances its investment objectives for each of its businesses with Titan's overall profitability objectives. This balancing is a basic part of Titan's approach to creating and building new commercial businesses and creates the possibility that any or all of Titan's businesses may not grow at the pace or to the level that they otherwise might if they were independent companies. These factors, including the risks identified above, could affect Titan's ability to monetize its investments in its businesses or diminish the value that Titan's stockholders ultimately recognize from those investments.

TITAN MAY MAKE EQUITY INVESTMENTS OR INTERCOMPANY ADVANCES TO SOME OF ITS BUSINESSES, WHICH TITAN COULD LOSE OR HAVE TO WRITE OFF.

    Titan has historically funded businesses in its Emerging Technologies and Businesses segment, as well as its other businesses, with equity investments and/or intercompany advances, and expects to continue to do so in the future. At the time Titan makes these investments or advances, these businesses are typically at an early stage of development. If these businesses do not become profitable or Titan is unable to monetize its investments in them, Titan could lose all or a portion of its equity in those businesses and be required to write off some or all of any amounts advanced.

TITAN'S COMMERCIAL BUSINESSES' GROWTH MAY BE IMPAIRED BECAUSE OF INVESTMENT OR FUNDING CHOICES TITAN MAKES OR BECAUSE TITAN IS UNABLE TO GENERATE SUFFICIENT CASH FLOW OR TO ACCESS CAPITAL FROM EXTERNAL SOURCES.

    Titan typically funds its businesses' growth with equity investments, intercompany advances and/or public or private financing. Titan may choose not to fund potential growth opportunities for its businesses with equity investments or intercompany advances based on risk considerations or Titan's balancing of its investment objectives for those businesses with its overall profitability objectives. In addition, Titan may be unable to fund potential growth opportunities for its businesses to the extent that Titan Systems does not generate sufficient cash flow for Titan to do so or Titan does not otherwise have capital on hand and/or cannot access adequate capital. Titan may also be precluded from funding potential growth opportunities for its commercial businesses with public or private financing based on market conditions and/or restrictive loan covenants. To the extent that Titan is unable to, or chooses not to, provide capital to its commercial businesses to fund potential growth opportunities, Titan's commercial businesses' growth could be impaired.

MARKET CONDITIONS AND LEGAL AND CONTRACTUAL RESTRICTIONS MAY IMPAIR TITAN'S ABILITY TO MONETIZE ITS INVESTMENTS IN ITS COMMERCIAL TECHNOLOGY APPLICATIONS AND BUSINESSES.

    Titan cannot guarantee that it will be able to monetize any of its investments in its commercial technology applications or businesses, whether through an initial public offering of a subsidiary, a complete spin-off to Titan stockholders, an outright sale of a subsidiary, or a technology license or sale. Market or competitive conditions may be such that Titan is unable to complete initial public offerings of its subsidiaries or spin-offs of its subsidiaries to Titan's stockholders at valuations that Titan considers appropriate, in which case Titan may choose to delay or forego initial public offerings or spin-offs of these subsidiaries. Based on market or competitive conditions, Titan may also be unable to sell or license its commercial technology applications or sell its businesses at valuations or for other consideration Titan considers appropriate, in which case Titan may choose to delay or forego those sales or licenses. To the extent possible, Titan intends to structure any initial public offerings that its subsidiaries conduct in a manner to preserve the ability to later distribute the stock Titan retains in the subsidiaries to its stockholders on a tax-free basis. Under current law, there are a number of tax and other legal requirements that must be satisfied in order to successfully execute this strategy and Titan cannot guarantee that they will be met. Contractual restrictions may also restrict Titan's ability to successfully execute this strategy. With the exception of SureBeam and Cayenta, Titan's credit facility does not permit Titan's subsidiaries to conduct initial public offerings or, with the exception of Cayenta, allow Titan to distribute the stock of its subsidiaries to Titan stockholders without the consent of the lenders. Titan may distribute the stock of Cayenta to Titan stockholders without the consent of the lenders so long as Titan is in compliance with financial ratios specified in, and not otherwise in default under, its credit facility.

TITAN DEPENDS ON GOVERNMENT CONTRACTS FOR A SUBSTANTIAL MAJORITY OF ITS REVENUES AND THE LOSS OF GOVERNMENT CONTRACTS OR A DECLINE IN FUNDING OF EXISTING OR FUTURE GOVERNMENT CONTRACTS COULD ADVERSELY AFFECT TITAN'S REVENUES AND CASH FLOWS AND TITAN'S ABILITY TO FUND ITS COMMERCIAL BUSINESSES.

    Titan's revenues from U.S. government business represented approximately 85% of Titan's total revenues in 1998, approximately 84% of Titan's total revenues in 1999, approximately 74% of Titan's total revenues in 2000, and approximately 80% of Titan's total revenues for the six months ended June 30, 2001. Titan's U.S. government contracts are only funded on an annual basis, and the U.S. government may cancel these contracts at any time without penalty or may change its requirements, programs or contract budget or decline to exercise option periods, any of which could reduce Titan's revenues and cash flows from U.S. government contracts. Titan's revenues and cash flows from U.S. government contracts could also be reduced by declines in U.S. defense and other federal agency budgets.

    A significant percentage of Titan's products and services are predominantly sold and performed under contracts with various parts of the U.S. Navy or U.S. Air Force or with prime contractors to the U.S. Navy or U.S. Air Force. Although these various parts of the U.S. Navy or U.S. Air Force are subject to common budgetary pressures and other factors, Titan's various U.S. Navy and U.S. Air Force customers exercise independent purchasing decisions. However, because of such concentration of Titan's contracts, Titan is vulnerable to adverse changes in its revenues and cash flows if a significant number of Titan's U.S. Navy or U.S. Air Force contracts and subcontracts are simultaneously delayed or canceled for budgetary or other reasons.

    In addition to contract cancellations and declines in agency budgets, Titan may be adversely affected by:

    - budgetary constraints affecting U.S. government spending generally, and changes in fiscal policy;

    - curtailment of the U.S. government's use of technology services and products providers;

    - the adoption of new laws or regulations;

    - technological developments;

    - U.S. government shutdowns, such as that which occurred during the U.S. government's 1996 fiscal year; and

    - general economic conditions.

    These or other factors could cause U.S. defense and other federal agencies to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts. Any of these actions or any of the other actions described above could reduce Titan's revenues and cash flows and impair Titan's ability to make equity investments in or intercompany advances to its commercial subsidiaries as part of its approach to creating and building new businesses.

GOVERNMENT AUDITS OF TITAN'S GOVERNMENT CONTRACTS COULD RESULT IN A MATERIAL CHANGE TO TITAN'S FUTURE EARNINGS AND HAVE A NEGATIVE EFFECT ON TITAN'S CASH POSITION.


    Titan's U.S. government contracts are subject to cost audits by the government. These audits may occur several years after completion of the audited work. Titan could have a material charge to its future earnings or reduction in its cash position as a result of an audit, including an audit of one of the companies Titan has acquired. Some of Titan's acquired companies did not historically impose internal controls as rigorous as those Titan imposes on the government contracts it performs, which may increase the likelihood that an audit of their government contracts could cause a charge to Titan's future earnings or reduction in its cash position.

TITAN'S OPERATING MARGINS MAY DECLINE UNDER ITS FIXED-PRICE CONTRACTS IF TITAN FAILS TO ESTIMATE ACCURATELY THE TIME AND RESOURCES NECESSARY TO SATISFY TITAN'S OBLIGATIONS.

    Some of Titan's contracts are fixed-price contracts under which Titan bears the risk of any cost overruns. Titan's profits are adversely affected if its costs under these contracts exceed the assumptions Titan used in bidding for the contract. In 2000, approximately 32% of Titan's revenues were derived from fixed-price contracts, and in the six months ended June 30, 2001 approximately 24% of Titan's revenues were derived from fixed-price contracts. Often, Titan is required to fix the price for a contract before Titan finalizes the project specifications, which increases the risk that Titan will misprice these contracts. The complexity of many of Titan's engagements makes accurately estimating Titan's time and resources more difficult.

IF TITAN IS NOT ABLE TO RETAIN ITS CONTRACTS WITH THE U.S. GOVERNMENT AND SUBCONTRACTS UNDER U.S. GOVERNMENT PRIME CONTRACTS IN THE COMPETITIVE REBIDDING PROCESS, TITAN'S REVENUES MAY SUFFER.

    Upon expiration of a U.S. government contract or subcontract under a U.S. government prime contract, if the government customer requires further services of the type provided in the contract, there is frequently a competitive rebidding process. Titan cannot guarantee that Titan, or the prime contractor, will win any particular bid, or that Titan will be able to replace business lost upon expiration or completion of a contract. Further, all U.S. government contracts are subject to protest by competitors. The termination of several of Titan's significant contracts or nonrenewal of several of Titan's significant contracts, the imposition of fines or damages, or Titan's suspension or debarment from bidding on additional contracts could result in significant revenue shortfalls.

TITAN MAY BE LIABLE FOR PENALTIES UNDER A VARIETY OF PROCUREMENT RULES AND REGULATIONS, AND CHANGES IN GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT TITAN'S BUSINESS.

    Titan's defense and commercial businesses must comply with and are affected by various government regulations. Among the most significant regulations are the following:

    - the U.S. Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

    - the U.S. Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

    - the U.S. Cost Accounting Standards, which impose accounting requirements that govern Titan's right to reimbursement under certain cost-based government contracts;

    - laws, regulations and Executive Orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data;

    - the U.S. Federal Food, Drug and Cosmetic Act, which regulates SureBeam's technology as a food additive and is administered by the U.S. Food and Drug Administration;

    - regulations relating to using the SureBeam system, including product labeling, administered by the U.S. Department of Agriculture's Food Safety and Inspection Service and by health and environmental safety departments and other regulatory agencies within various states and foreign countries; and

    - laws and regulatory requirements relating to satellite communications and other wireless communication systems in the developing countries where Titan Wireless operates.

    These regulations affect how Titan's customers and Titan do business and, in some instances, impose added costs on Titan's businesses. Any changes in applicable laws could adversely affect the financial performance of the business affected by the changed regulations. With respect to U.S. government contracts, any failure to comply with applicable laws could result in contract termination, price or fee reductions or suspension or debarment from contracting with the U.S. government.

TITAN'S FAILURE TO IDENTIFY, ATTRACT AND RETAIN QUALIFIED TECHNICAL AND MANAGEMENT PERSONNEL COULD ADVERSELY AFFECT ITS EXISTING BUSINESSES AND ITS ABILITY TO BUILD ADDITIONAL COMMERCIAL BUSINESSES.

    Titan cannot guarantee that it will be able to attract and retain the highly qualified technical personnel for each of its segments, including engineers, computer programmers and personnel with security clearances required for classified work, that are necessary for maintaining and growing Titan's existing businesses or building additional commercial businesses. Titan's success also depends to a significant extent on the continued contributions of Titan's management personnel for each of its segments. Titan's ability to build additional commercial businesses in its Emerging Technologies and Businesses segment will depend in part on Titan's ability to attract management personnel from outside Titan with relevant market expertise and management skills, and on Titan's ability to retain and motivate these managers.

TITAN COMPETES IN HIGHLY COMPETITIVE MARKETS AGAINST MANY COMPANIES THAT ARE LARGER, BETTER FINANCED AND BETTER KNOWN THAN TITAN. IF TITAN IS UNABLE TO COMPETE EFFECTIVELY, TITAN'S BUSINESS AND PROSPECTS WILL BE ADVERSELY AFFECTED.

    Titan's businesses operate in highly competitive markets. Many of its competitors are larger, better-financed and better-known companies who may compete more effectively than Titan can. Titan's commercial businesses compete against other technologies as well as against companies with similar products and services. In order to remain competitive, Titan must invest to keep its products technically advanced and compete on price and on value added to Titan's customers. Titan's ability to compete may be adversely affected by limits on Titan's capital resources and Titan's ability to invest in maintaining and expanding its market share.

TITAN HAS COMPLETED NUMEROUS STRATEGIC ACQUISITIONS AND MAY COMPLETE OTHERS, WHICH COULD INCREASE TITAN'S COSTS OR LIABILITIES OR BE DISRUPTIVE.

    Since January 1, 1998, Titan has acquired 14 government information technology businesses as part of Titan's strategy of consolidating government information technology businesses. In addition, since January 1, 1999, Titan has acquired four information technology services and solutions companies as part of Cayenta's development of its total services provider offering. Several of the businesses that Titan acquired had themselves acquired other businesses prior to their acquisition by Titan. The acquisition and integration of new businesses involve risk. The integration of acquired businesses may be costly and may result in a decrease in the value of Titan's common stock for the following reasons, among others:

    - Titan may need to divert more management resources to integration than Titan planned, which may adversely affect Titan's ability to pursue other more profitable activities;

    - the difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures;

    - Titan may not eliminate as many redundant costs as Titan anticipated in selecting its acquisition candidates; and

    - one or more of Titan's acquisition candidates also may have liabilities or adverse operating issues that Titan failed to discover through its diligence prior to the acquisition.

    In addition to the merger, Titan intends to continue to look for strategic acquisitions. Titan may not be able to integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems. In addition, instability in the U.S. securities markets and volatility in Titan's stock price may make acquisitions with Titan's stock more expensive.

TITAN MAY INCUR SIGNIFICANT COSTS IN PROTECTING TITAN'S INTELLECTUAL PROPERTY, WHICH COULD ADVERSELY AFFECT TITAN'S PROFIT MARGINS. TITAN'S INABILITY TO PROTECT ITS PATENTS AND PROPRIETARY RIGHTS IN THE U.S. AND FOREIGN COUNTRIES COULD ADVERSELY AFFECT TITAN'S BUSINESSES' PROSPECTS AND COMPETITIVE POSITIONS.

    As part of Titan's strategy, Titan seeks to protect its proprietary technology and inventions through patents and other proprietary-right protection in the U.S. and other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S. If Titan is unable to obtain or maintain these protections, Titan may not be able to prevent third parties from using its proprietary rights. In addition, Titan may incur significant expense both in protecting its intellectual property and in defending or assessing claims with respect to intellectual property owned by others.

    Titan assesses the strength of its patent and intellectual property protection for its technologies and products. Despite Titan's assessments and Titan's belief in the strength of its patent protection for particular technologies or products, Titan's patents may not provide effective barriers to entry against competitors in the markets targeted by particular technologies and products because Titan's competitors may develop competing technologies and products that do not infringe upon Titan's patents. Titan also could choose to modify or abandon one or more planned or current products because of these assessments or actual or threatened claims by other companies. Titan is not certain that its pending patent applications will be issued.

    Titan also relies on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Titan has taken measures to protect its trade secrets and know-how, including the use of confidentiality agreements with Titan's employees, consultants and advisors. It is possible that these agreements may be breached and that any remedies for a breach will not be sufficient to compensate Titan for damages incurred. Titan generally controls and limits access to, and the distribution of, its product documentation and other proprietary information. Titan also cannot guarantee that other parties will not independently develop Titan's know-how or otherwise obtain access to Titan's technology.

    On January 6, 2000, Ion Beam Applications S.A., a Belgian corporation, and its related U.S. subsidiaries filed an action for declaratory judgment in a federal court in Virginia against Titan and SureBeam relating to SureBeam's patents for its SureBeam systems. On Titan's motion, the Virginia court transferred the case to the Federal District Court in San Diego. The action attacks the validity of SureBeam's core Irradiation System Utilizing Conveyor Transported Article Carriers patent, and seeks a declaration that Ion Beam Applications and its customers have not infringed any of the claims in SureBeam's patent. On November 29, 2000, Ion Beam filed an amended complaint alleging, in addition to the original claims, that Titan and SureBeam have engaged in false advertising, monopolization, restraint on trade, unfair business practices and unfair competition, and alleging unenforceability due to patent misuse. Titan and SureBeam have filed a counterclaim against the plaintiffs alleging infringement of SureBeam's patent for its SureBeam systems. Titan and SureBeam are seeking damages and an injunction preventing further infringement of SureBeam's patent. On April 17, 2001, the court granted Titan's motion to try Titan's and SureBeam's patent infringement claim and Ion Beam Application's claims against SureBeam's patent separately and before any trial of Ion Beam Application's claims alleging false advertising, monopolization, restraint on trade and unfair business practices. Titan and SureBeam intend to vigorously enforce SureBeam's patents and prosecute their patent infringement claims against the plaintiffs. Titan and SureBeam also intend to vigorously defend against all allegations made by the plaintiffs. However, a finding in favor of Ion Beam Applications in this litigation could adversely affect SureBeam's business, financial condition and results of operations by allowing Ion Beam and other potential competitors to develop and commercialize electron beam food irradiation systems that would compete against SureBeam's systems and services, thereby potentially reducing the growth of Titan's SureBeam business segment and preventing SureBeam from generating the revenues that it expects from food irradiation.

RISKS OF TITAN'S INTERNATIONAL OPERATIONS, INCLUDING ECONOMIC CONDITIONS IN OTHER COUNTRIES, COULD ADVERSELY AFFECT THE PROSPECTS OF ITS TITAN WIRELESS, SUREBEAM AND CAYENTA BUSINESSES.

    Titan's Titan Wireless, SureBeam and Cayenta businesses each operate in international markets. Through Titan's subsidiary Titan Wireless, Titan sells communications services and systems primarily in developing countries. Although Titan currently sells its communications services and systems primarily in U.S. dollars, currency devaluations and adverse market conditions in developing countries in the past have, and in the future could, negatively affect demand for Titan's communications services and systems and, consequently, Titan's revenues for this segment. In addition, Titan may in the future bill for its communications services in local currency. As a result, revenues in this segment may be adversely affected by economic conditions in developing countries. SureBeam also intends to increase the sales of its SureBeam systems abroad as SureBeam obtains regulatory approvals to market and sell those systems in other countries. Those jurisdictions may apply different criteria from the U.S. regulatory agencies in connection with their approval processes. Monitoring changes in, and SureBeam's compliance with, diverse and numerous foreign regulatory requirements may increase SureBeam's costs. The possibility of such added costs due to the complexity of maintaining compliance with varied foreign regulatory requirements is a risk that all of Titan's businesses that operate in international markets face. To date, Titan does not believe that the international operations of its existing businesses currently subject it to material risks from fluctuations in currency exchange rates. However, as Titan increases the international operations of its businesses, Titan's risks from fluctuations in currency exchange rates, to the extent Titan bills for its products in foreign currencies, will increase.

    Selling products or services in international markets also entails other market, economic, cultural, legal and political risks, conditions and expenses. These risks include:

    - trade protective measures and import or export licensing requirements or other restrictive actions by foreign governments;

    - reduced protection of intellectual property rights;

    - political and economic instability;

    - difficulties in collecting amounts owed to Titan;

    - difficulties in managing overseas employees and contractors; and

    - changes in applicable laws and regulations, including licensing laws, tax laws and regulations.

    Any one of these factors or other international business risks could adversely affect Titan's financial performance.

THE COVENANTS IN TITAN'S CREDIT FACILITY RESTRICT TITAN'S FINANCIAL AND OPERATIONAL FLEXIBILITY AND TITAN'S FAILURE TO COMPLY WITH THEM COULD HAVE A MATERIAL ADVERSE EFFECT ON TITAN'S BUSINESS.

    Titan's credit facility contains covenants that restrict, among other things, Titan's ability to borrow money, make particular types of investments, including investments in Titan's subsidiaries, or other restricted payments, swap or sell assets, merge or consolidate, or make acquisitions. An event of default under Titan's credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. Titan has pledged substantially all of its consolidated assets and the stock of Titan's subsidiaries to secure the debt under Titan's credit facility, excluding the assets of SureBeam and any foreign subsidiaries. If the amounts outstanding under the credit facility were accelerated, the lenders could proceed against those consolidated assets and the stock of Titan's subsidiaries. Any event of default, therefore, could have a material adverse effect on Titan's business. Titan's credit facility also requires Titan to maintain specified financial ratios. Titan's ability to meet these financial ratios can be affected by events beyond Titan's control, and Titan cannot assure you that it will meet those ratios. Titan also may incur future debt obligations that might subject Titan to restrictive covenants that could affect Titan's financial and operational flexibility or subject Titan to other events of default. Any such restrictive covenants in any future debt obligations Titan incurs could limit Titan's ability to fund its commercial businesses with equity investments or intercompany advances, which would impede Titan's ability to execute its approach to creating and building new businesses.

TITAN'S OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY DISRUPTIONS IN ITS SUPPLY OF PRODUCTS AND COMPONENTS OR SERVICES.

    Because Titan's internal manufacturing capacity is limited, Titan uses contract manufacturers. While Titan uses care in selecting its manufacturers, this arrangement gives Titan less control over the reliability of supply, quality and price of products or components than if Titan manufactured them. In some cases, Titan obtains products from a sole supplier or a limited group of suppliers. For example, SureBeam relies on one supplier for some of the key components used to manufacture SureBeam's linear accelerator. Consequently, Titan risks disruptions in its supply of key products and components if Titan's suppliers fail or are unable to perform because of strikes, natural disasters, financial condition or other factors. Any material supply disruptions could adversely affect Titan's business, financial condition and results of operations as well as Titan's ongoing product cost structure.

TITAN'S BUSINESS IS SUBJECT TO SIGNIFICANT ENVIRONMENTAL REGULATION. COMPLIANCE COSTS, OR ANY FUTURE VIOLATIONS OR LIABILITY UNDER ENVIRONMENTAL LAWS, COULD HARM TITAN'S BUSINESS.

    Titan is subject to environmental and safety laws and regulations governing the use, storage and disposal of hazardous substances or wastes and imposing liability for the cleanup of contamination from these substances. Titan cannot completely eliminate the risk of contamination or injury from these substances or wastes, and, in the event of such an incident, Titan could be held liable for any damages that result. From time to time, Titan has been notified of violations of government and environmental regulations. Titan attempts to correct these violations promptly without any material impact on Titan's operations. In addition, Titan may be required to incur significant additional costs to comply with environmental laws and regulations in the future. These costs, and any future violations or liability under environmental laws or regulations, could have a material adverse effect on Titan's business.

RISKS RELATED TO TITAN'S COMMON STOCK

TITAN'S RESULTS OF OPERATIONS HAVE HISTORICALLY FLUCTUATED AND MAY CONTINUE TO FLUCTUATE SIGNIFICANTLY IN THE FUTURE, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF ITS COMMON STOCK.

    Titan's revenues are affected by factors such as the unpredictability of sales and contracts awards due to the long procurement process for most of its products and services, defense and intelligence budgets, the time it takes for the new markets Titan targets to develop and for Titan to develop and provide products and services for those markets, competition and general economic conditions. Titan's product mix and unit volume, its ability to keep expenses within budgets, its distribution channels and its pricing affect its gross margins. These factors and other risk factors described herein may adversely affect Titan's results of operations within a period and cause Titan's financial results to fluctuate significantly on a quarterly or annual basis. Consequently, Titan does not believe that comparison of its results of operations from period to period is necessarily meaningful or predictive of its likely future results of operations. It is possible that in some future quarter or quarters Titan's operating results will be below the expectations of public market analysts or investors. If so, the market price of Titan's common stock may decline significantly.

MARKET PERCEPTION AND PERFORMANCE OF TITAN'S PUBLICLY TRADED SUBSIDIARY, SUREBEAM, COULD HAVE A DISPROPORTIONATE IMPACT ON TITAN'S STOCK PRICE.


    As the parent company of its publicly traded subsidiary, SureBeam, the market price of Titan's common stock could be disproportionately impacted by negative news or other publicity concerning SureBeam, including public concerns about the safety of irradiated foods, as well as SureBeam's financial performance and the market price of its common stock. Titan's board of directors has adopted a formal plan to spin off SureBeam to Titan's stockholders through a tax-free stock dividend. For more information, please see "SUMMARY--RECENT DEVELOPMENTS--TITAN REPORTS THIRD QUARTER RESULTS OF OPERATIONS AND SUREBEAM SPIN-OFF" on page 10 of this proxy statement/prospectus.


ANTI-TAKEOVER PROVISIONS IN TITAN'S CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW, AS WELL AS TITAN'S STOCKHOLDER RIGHTS PLAN, COULD DISCOURAGE, DELAY OR PREVENT A CHANGE OF CONTROL THAT TITAN'S STOCKHOLDERS MAY FAVOR.

    Provisions in Titan's certificate of incorporation, its bylaws and Delaware law could make it difficult and expensive for a third party to pursue a takeover attempt Titan opposes even if a change in control of Titan would be beneficial to the interests of its stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of Titan's common stock. These provisions:

    - permit Titan's stockholders to take action by written consent instead of at a meeting and to nominate directors or bring other business before stockholder meetings only if they comply with advance notice and other procedural requirements in Titan's bylaws;

    - authorize Titan's board of directors, without stockholder approval, to issue up to 2,931,898 shares of "blank check" preferred stock that could be issued by its board of directors to increase the number of outstanding shares and prevent a takeover attempt; and

    - prohibit Titan from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of its voting stock, or with their affiliates, unless Titan's directors or stockholders approve the business combination in the prescribed manner.

    In addition to the provisions described above, in 1995 Titan's board of directors adopted a "poison pill" stockholder rights plan, which may further discourage a third party from making a proposal to acquire Titan which Titan has not solicited or does not approve, even if the acquisition would be beneficial to Titan's stockholders. As a result, Titan's stockholders who wish to participate in such a transaction may not have an opportunity to do so. Under Titan's rights plan, preferred share purchase rights, which are attached to Titan's common stock, generally will be triggered upon the acquisition, or actions that would result in the acquisition, of 15% or more of Titan's common stock by any person or group. If triggered, these rights would entitle Titan's stockholders other than the acquiror to purchase, for the exercise price, shares of Titan's common stock having a market value of two times the exercise price. In addition, if a company acquires Titan in a merger or other business combination not approved by the board of directors, these rights will entitle Titan's stockholders other than the acquiror to purchase, for the exercise price, shares of the common stock of the acquiring company having a market value of two times the exercise price.

THERE MAY BE VOLATILITY IN THE PRICE OF TITAN'S COMMON STOCK.

    Stock prices of many companies in the high technology industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. The market price of Titan's common stock may vary widely as a result of several factors, including:

    - announcements of technological innovations or new commercial products by Titan or its competitors;

    - budgetary constraints affecting U.S. government spending generally, changes in fiscal policy, and government regulatory initiatives;

    - patent or proprietary rights developments;

    - public concern as to the use or safety of one or more of Titan's technologies; and

    - general market conditions.

    These factors could lead to a significant decrease in the market price of Titan's common stock.

                    THE SPECIAL MEETING OF BTG SHAREHOLDERS

GENERAL


    This proxy statement/prospectus, together with a notice of special meeting and a form of proxy, is being provided to BTG shareholders in connection with the solicitation of proxies by the BTG board of directors for use at a special meeting of BTG shareholders to be held at 10:00 a.m., Eastern Time, on Tuesday, November 27, 2001 at BTG's headquarters, located at 3877 Fairfax Ridge Road, Fairfax, Virginia 22030, or at any adjournment, postponement or rescheduling of that meeting.



    This proxy statement/prospectus and the accompanying notice of special meeting and form of proxy are first being mailed to shareholders of BTG around October 26, 2001.


MATTERS TO BE CONSIDERED

    The special meeting of shareholders is being held so BTG shareholders may consider and vote to approve the merger agreement, the plan of merger and the merger.

    BTG shareholders also will be asked to act on any other matters that may properly come before the meeting.

RECOMMENDATION OF THE BTG BOARD OF DIRECTORS

    The BTG board of directors has approved unanimously the merger agreement and plan of merger, the merger and other transactions contemplated by the merger agreement. The BTG board of directors believes that the merger is in the best interests of BTG. The BTG board recommends unanimously that BTG shareholders vote "FOR" the approval of the merger agreement, the plan of merger and the merger.

RECORD DATE AND VOTE REQUIRED


    The BTG board of directors has fixed October 5, 2001 as the record date for determining the BTG shareholders who are entitled to notice of and to vote at the special meeting. Therefore, only shareholders of record at the close of business on the record date will receive notice of, and be able to vote at, the special meeting of BTG shareholders.



    At the close of business on the record date, there were 8,984,260 shares of BTG common stock outstanding and entitled to a vote, held by 256 record holders. A majority of these shares must be represented, in person or by proxy, at the special meeting in order to constitute a quorum. A quorum must be present before a vote can be taken on the approval of the merger agreement, the related plan of merger and the merger, or any other matter except adjournment or postponement of the meeting due to the absence of a quorum. Abstentions will be counted for purposes of determining the presence of a quorum at the special meeting.


    Each share of BTG common stock entitles its holder to cast one vote on each matter submitted to a vote at the special meeting. For the proposed transaction to be approved under Virginia law and BTG's articles of incorporation, greater than two-thirds of the outstanding shares of BTG common stock on the record date must be voted to approve the merger agreement, the plan of merger and the merger. In the event that shareholders are asked to vote on a proposal to adjourn or postpone the special meeting to permit solicitation of additional proxies, approval of that proposal would require the affirmative vote of holders of at least a majority of the shares of BTG common stock present in person or represented by proxy at the meeting.

    As of September 18, 2001, directors and executive officers of BTG beneficially owned 2,378,637 shares of BTG common stock, which represented approximately 25.6% of the shares of BTG common stock then outstanding. Five of these directors and executive officers of BTG, beneficially owning approximately 23.1% of the outstanding BTG shares as of September 18, 2001, have signed an agreement to vote their shares to approve the merger agreement, the plan of merger and the merger. Each of these shareholders also has given Titan an irrevocable proxy authorizing Titan to vote the shareholder's shares in favor of the approval of the merger agreement, the plan of merger and the merger. See "THE VOTING AGREEMENT" for more information about this voting agreement.

PROXIES

    This proxy statement/prospectus is being furnished to BTG shareholders in connection with the solicitation of proxies by the BTG board of directors for use at the special meeting of BTG shareholders. It is accompanied by a form of proxy.

    BTG shareholders should complete, sign and return the form of proxy if they will not be able to attend the special meeting in person. A shareholder who submits a proxy and later changes his or her mind as to the vote, or decides to attend the meeting in person, may revoke the proxy at any time before the vote at the special meeting by (x) notifying the corporate secretary of BTG in writing of the revocation or (y) completing, signing and returning a proxy with a later date. In addition, a BTG shareholder may revoke a prior proxy by attending the special meeting and voting in person. However, attendance at the special meeting by a BTG shareholder who has signed a proxy but does not provide a notice of revocation or request to vote in person is not sufficient to revoke that proxy. In addition, please note that BTG shareholders who wish to vote at the BTG special meeting must bring to the meeting a letter from their broker, bank or other nominee if their shares are held in "street name" by one of those record holders.

    Written notices of revocation of proxies and other communications relating to proxies should be addressed to:

                                   BTG, Inc.
                            3877 Fairfax Ridge Road
                             Fairfax, VA 22030-7448
                              Attention: Secretary

All shares of BTG stock entitled to vote represented at the special meeting of BTG shareholders by properly executed proxies that are received prior to or at the meeting and not revoked before the vote at the special meeting will be voted at the meeting as directed by the stockholders in the proxies for such shares. If a properly executed proxy is returned but contains no voting instructions, the shares of BTG common stock represented by the proxy will be voted "FOR" approval of the merger agreement, the plan of merger and the merger. If BTG shareholders are asked to vote on a proposal to adjourn or postpone the meeting to permit the solicitation of additional proxies and no directions on this proposal are indicated, proxies that indicate a vote in favor of approval of the merger agreement, the plan of merger and the merger will be voted "FOR" the proposal to postpone or adjourn, proxies that indicate a vote against approval of the merger agreement, the plan of merger and the merger will be voted "AGAINST" the proposal to postpone or adjourn, and proxies that abstain from a vote on approval of the merger agreement, the plan of merger and the merger will be voted "FOR" the adjournment or postponement.

    APPROVAL OF THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE MERGER REQUIRES THE AFFIRMATIVE VOTE OF HOLDERS OF GREATER THAN TWO-THIRDS OF THE SHARES OF BTG COMMON STOCK OUTSTANDING ON THE RECORD DATE. ACCORDINGLY, ABSTENTIONS AND FAILURES TO VOTE WILL HAVE THE SAME EFFECT AS VOTES AGAINST THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE MERGER. THEREFORE, THE BTG BOARD OF DIRECTORS URGES ALL BTG SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE PRE-ADDRESSED, POSTAGE-PAID ENVELOPE PROVIDED FOR THAT PURPOSE.

    If any other matters are properly presented for consideration at the special meeting, the persons named in the enclosed form of proxy will have the discretion to vote on those matters using their best judgment.


    BTG and Titan have agreed to share equally certain costs, including costs of printing, filing and mailing this proxy statement/prospectus and the registration statement of which it is a part. All other expenses incurred in connection with the solicitation of proxies will be $6,000 plus reasonable expenses and will be borne by BTG. Following the original mailing of the proxy statement/prospectus, proxies and other soliciting material, BTG will request brokers, custodians, nominees and other record holders of BTG common stock to forward copies of those materials to persons for whom they hold shares of BTG common stock, and to request authority for the exercise of proxies. In these cases, if the record holders so request BTG will reimburse the record holders for their reasonable expenses. Directors, officers and employees of BTG may solicit proxies in person or by telephone, mail, facsimile or other means. These directors, officers and employees will not be separately compensated for soliciting proxies.


    PLEASE DO NOT SEND STOCK CERTIFICATES WITH YOUR PROXY CARD.

AVAILABILITY OF INDEPENDENT AUDITORS

    Deloitte & Touche LLP acted as BTG's independent auditors for the fiscal years ended March 31, 2001 and March 31, 2000. Representatives of Deloitte & Touche LLP familiar with BTG are expected to attend the special meeting and to be available to answer appropriate questions and will have an opportunity to make a statement if they should desire to do so.

                                   THE MERGER

    The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as ANNEX A, and the plan of merger, the form of which is attached to this proxy statement/prospectus as ANNEX B. Both the merger agreement and the plan of merger are incorporated in this document by reference.

GENERAL DESCRIPTION OF THE MERGER

    On September 19, 2001, Titan entered into a merger agreement with BTG, providing for a subsidiary of Titan to acquire all of the outstanding shares of BTG common stock by means of a merger. BTG's board of directors unanimously determined that the merger is in the best interests of BTG and approved the merger agreement, the plan of merger, the merger and the other transactions contemplated by the merger agreement. The BTG board of directors unanimously recommends that BTG shareholders vote their shares "FOR" the approval of the merger agreement, the plan of merger and the merger.

    Under the terms of the merger agreement, T T Acquisition Corp., a wholly owned subsidiary of Titan, will be merged with and into BTG at the effective time of the merger. BTG will be the surviving corporation in the merger and will become a wholly owned subsidiary of Titan.

    At the effective time of the merger, all issued and outstanding shares of BTG common stock will be converted into the right to receive a combination of shares of Titan common stock and cash calculated as described below. The number of shares of Titan common stock and the amount of cash that BTG shareholders will be entitled to receive will depend on the average of the closing sale prices of the Titan common stock on the NYSE for the fifteen consecutive trading days ending five trading days immediately before the date of the BTG special meeting. The merger agreement provides that BTG shareholders will receive 81% of the merger consideration in shares of Titan common stock, and 19% in cash.

    Titan will not issue fractional shares of its common stock in the merger. Instead, any holder of BTG common stock who would otherwise be entitled to receive a fraction of a share of Titan common stock by virtue of the merger will receive cash equal to the product of the fraction of a share to which the holder is entitled multiplied by the closing sale price of the Titan common stock on the New York Stock Exchange on the trading day immediately before the effective date of the merger, rounded to the nearest whole cent.


    At the effective time of the merger, Titan will assume all outstanding BTG stock options, other than those options granted under BTG's Directors Stock Option Plan, which will be terminated and be of no further effect. Each assumed option will be converted in the merger into an option to purchase shares of Titan common stock using the same exchange ratio that is applicable to BTG common stock in the merger, with any fractions rounded down to the nearest whole share. The exercise price per share of Titan common stock issuable under the assumed options will equal the exercise price per share of BTG stock issuable under the applicable option immediately before the effective time of the merger, divided by the exchange ratio, then rounded up to the nearest cent. Except for the number of shares issuable and the exercise price for each assumed option, the assumed options will remain subject to the same terms and conditions that were in effect before the merger. The assumption of the options by Titan will not affect the vesting of the assumed options, although BTG options that provided for vesting upon a "change of control" will vest at the effective time of the merger. All options granted under BTG's 1995 Employee Stock Option Plan on or after December 17, 1998 provide for 100% vesting upon a change of control and, accordingly, will fully vest and become exercisable at the effective time of the merger.

    At the effective time of the merger, all outstanding BTG stock purchase rights will be terminated and be of no further effect. Titan will not assume any stock purchase rights of BTG in the merger.

THE EXCHANGE RATIO

    At closing of the merger, each share of BTG common stock then issued and outstanding, other than shares held by a subsidiary of BTG or by Titan or any subsidiary of Titan, if any, shall be converted into and shall be cancelled in exchange for the right to receive a combination of shares of Titan common stock and cash, each to be determined on the basis of the exchange ratio. The number of shares of Titan common stock that will be paid per BTG share will be equal to the exchange ratio MULTIPLIED BY 0.81. The amount of cash that will be paid per BTG share will equal the exchange ratio, MULTIPLIED BY 0.19, MULTIPLIED BY the average closing sale prices of the Titan common stock during the fifteen consecutive trading days ending on the fifth trading day immediately prior to the date of the BTG special meeting.

    To preserve the tax treatment of the merger, if the aggregate value of the cash to be paid to BTG shareholders were to otherwise exceed 20% of the total value of the merger consideration to be paid to BTG shareholders calculated as of the effective time of the merger, Titan and BTG have agreed that the aggregate amount of cash deliverable will be reduced to 19% of the total value of the merger consideration at the effective time of the merger, and the aggregate number of shares of Titan common stock deliverable at closing will be increased to equal 81% of such value.

    The exchange ratio will be computed based on the average closing sale prices for shares of Titan common stock during the fifteen consecutive trading days ending on the fifth trading day before the date of the BTG special meeting. This average price is also referred to in this section as the "average Titan trading price." The exchange ratio will be calculated as follows:

    - if the average Titan trading price is greater than $17.74, the exchange ratio will be equal to the quotient obtained by dividing 13.35 by the average Titan trading price, computed to the fifth decimal place;

    - if the average Titan trading price is less than or equal to $17.74 and greater than or equal to $16.15, the exchange ratio will be 0.75211;

    - if the average Titan trading price is less than $16.15, the exchange ratio will be equal to the quotient obtained by dividing 12.15 by the average Titan trading price, computed to the fifth decimal place.


    Assuming the exchange ratio were fixed as of October 24, 2001, the last practicable date prior to the date of this proxy statement/prospectus, the exchange ratio would have been 0.50760, and each share of BTG common stock would have been entitled to receive 0.41116 shares of Titan common stock and $2.54 in cash at closing of the merger.


    Titan will notify you of the final exchange ratio before the date of the BTG special meeting by issuing a press release announcing the final exchange ratio and filing that press release with the SEC.

CASH INSTEAD OF FRACTIONAL SHARES OF TITAN COMMON STOCK

    Titan will not issue certificates representing fractional shares of its common stock in the merger. Instead, each former BTG shareholder who would otherwise be entitled to a fractional share of Titan common stock by virtue of the merger (after aggregating all fractional shares of Titan common stock that otherwise would be received by the holder) will receive cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying:

    - that fraction of a share of Titan common stock to which such person is entitled by virtue of the merger (after aggregating all fractional shares of Titan common stock that otherwise would be received by such person), by

    - the closing sale price of one share of Titan common stock on the New York Stock Exchange Composite Transaction Tape (as reported in the Wall Street Journal or, if not reported therein, any other authoritative source) on the trading day immediately before the effective date of the merger.

BACKGROUND OF THE TRANSACTION

    BTG CONSIDERATION OF STRATEGIC ALTERNATIVES.

    From time to time over the past few years, BTG's management and board of directors have reviewed strategic alternatives, including remaining an independent public company, the possibility of acquisitions or mergers with other companies, the possible sale of BTG and other transactions.


    During April 2000, BTG met with representatives from Legg Mason Wood Walker, Incorporated and Prudential Securities, Incorporated to further evaluate the Company's strategic alternatives in light of the then current factors existing within the government information technology services market and BTG's place within that industry. On April 17, 2000, the board of directors by unanimous written consent authorized the engagement of Legg Mason and Prudential to formally advise BTG with respect to the possible sale of BTG.


    BTG entered into an engagement letter with Prudential on April 25, 2000 and Legg Mason on April 26, 2000 to serve as BTG's exclusive investment advisors in connection with the sale of BTG through an auction process designed to obtain the highest possible bids for BTG. BTG, with the help of the financial advisors, developed a confidential information memorandum, which was written to provide potential buyers with general information regarding BTG, including its historical and projected financial performance. Upon completion of the memorandum, Legg Mason and Prudential started the marketing process by contacting potential acquirers, including Titan, in May 2000.


    Although some potential acquirers expressed interest in a potential acquisition, the indications of interest were either withdrawn or were determined by BTG, in consultation with Prudential and Legg Mason, not to be in BTG's interest to pursue further. In light of the market conditions and the inability to obtain an acceptable offer, the board of directors agreed to cease the auction process in September 2000. Subsequently, in July 2001, BTG received an unsolicited expression of interest from Titan.


    TITAN ACQUISITION STRATEGY.

    In recent years, developments in government procurement policies and other factors have contributed to substantial consolidation in the government information technology industry, as larger companies have acquired smaller companies without the broad capabilities needed to compete effectively for government contracts. Titan has pursued a policy of supplementing the internal growth in its defense and government information technology business with an active program of strategic acquisitions to take advantage of growth opportunities from this ongoing consolidation. Since January 1, 1998, Titan has acquired fourteen government information technology companies as part of its consolidation strategy. In implementing its strategy, Titan seeks acquisition candidates it believes are capable of bringing strategic advantages, earnings and strong management resources to the combined company.

    CHRONOLOGY OF EVENTS LEADING TO EXECUTION OF THE MERGER AGREEMENT.

    On July 13, 2001, at the direction of the management of Titan, Michael Alexander, a member of the board of directors of Titan, met with Dr. Bersoff, BTG's Chairman, Chief Executive Officer and President, to express Titan's interest in re-initiating discussions regarding a possible combination between Titan and BTG. Mr. Alexander and Dr. Gene Ray, Titan's Chairman, Chief Executive Officer and President, had both known Dr. Bersoff for a number of years and each had spoken periodically by telephone and in person at business and social occasions with Dr. Bersoff.

    From the end of July 2001 and through the beginning of August 2001, Dr. Ray, Mr. Alexander and Eric DeMarco, Titan's Chief Operating Officer and Executive Vice President, engaged in a number of exploratory discussions with Dr. Bersoff regarding the trends in the defense industry and certain strategic issues in the context of a business combination between the two companies. During that period, Titan executed a confidentiality agreement in which it agreed to maintain, and to cause its affiliates and representatives to maintain, the confidentiality of the information it received from BTG in connection with its evaluation. During the week of August 13, 2001, Dr. Ray and Dr. Bersoff agreed to meet in Washington, D.C., to discuss certain conceptual issues regarding a potential business combination between Titan and BTG.

    On August 17, 2001, Dr. Ray met with Dr. Bersoff and four other members of the BTG board of directors in Washington, D.C. At this meeting, Dr. Ray provided the BTG directors present with an extensive briefing regarding Titan and its business. After that larger meeting concluded, Dr. Ray and Dr. Bersoff continued their separate discussion of trends in the defense industry, certain strategic issues in the context of a possible business combination between the two companies and began formal discussions regarding a possible business combination between the two companies.

    On August 19, 2001, Dr. Ray contacted Dr. Bersoff to discuss further issues raised at the meeting in Washington, D.C. and to discuss further the potential synergies of a business combination of the two companies.

    During the weeks of August 20, 2001 and August 27, 2001, members of senior management of Titan and BTG, and their respective advisors, held discussions and meetings pertaining to the terms of the proposed business combination and general business issues, and conducted due diligence investigations. The discussions regarding the terms of a combination transaction related principally to agreeing upon an exchange ratio and the structure of the acquisition. Working groups composed of employees of both companies and their independent accountants, and financial and other advisors were formed to examine various issues.


    On August 23, 2001, the Titan board of directors met in a regularly scheduled meeting at which Titan's senior management advised the directors of the status of the discussions with BTG and provided the directors with information regarding BTG and its business. Titan management's presentation included estimates of potential savings that could result from synergies expected from a combination transaction and estimated effects on earnings per Titan common share that a transaction could have at different potential exchange ratios. Titan management also presented the terms of the proposed transaction. The Titan board authorized senior management to proceed to negotiate the terms of the definitive documents to acquire BTG.


    After the Titan board meeting on August 23, 2001, Titan and BTG amended their confidentiality agreement to provide that for a period of two years, Titan would not, without the permission of the BTG board of directors, acquire any voting securities of BTG, form any "group" within the meaning of the Exchange Act relating to any of BTG's voting securities or engage in the solicitation of proxies with respect to BTG stockholders for a period of two years. BTG and Titan also entered into an exclusivity agreement. This agreement obligated BTG, subject to certain exceptions, to refrain from conducting any negotiations with other persons regarding a business combination for a period of thirty days.

    During the two weeks following August 23, 2001, members of senior management of Titan and BTG negotiated the terms of the merger agreement and related transaction documents, including the voting agreement. During this period, the parties continued to exchange financial, business and legal due diligence materials and conducted additional due diligence. During this time Mr. DeMarco and Dr. Bersoff had several conversations regarding the terms of the exchange ratio.

    On August 30, 2001, the BTG board of directors met in a special meeting at which BTG's senior management advised the directors of the status of the discussions with Titan and provided the directors with further information regarding Titan, its business, and related financial data. BTG management's presentation included estimates of the value of BTG based on different exchange ratios, management succession issues and potential synergistic opportunities provided by a combination transaction.

    During the week of September 4, 2001, senior management of BTG and Titan held further discussions regarding the terms of a possible business combination, including the appropriate exchange ratio.

    On September 4, 2001, Mr. DeMarco and Dr. Bersoff met in San Diego, California to discuss the financial information provided and the proposals of the two companies regarding the terms of a possible business combination, including an appropriate exchange ratio.

    On September 6, 2001, BTG formally engaged Quarterdeck to provide a fairness opinion regarding the fairness of the terms of the proposed transaction from a financial point of view to the shareholders of BTG.

    On September 7, 2001, the Titan board of directors held a special meeting. At this meeting, members of Titan's senior management, together with Titan's legal and financial advisors, reviewed with the Titan board of directors, among other things, the financial and legal aspects of the transaction, the proposed exchange ratio, the terms of the merger agreement, the voting agreement, and the other matters described below under the "THE MERGER--TITAN REASONS FOR THE MERGER." After discussion and consideration, the Titan board of directors unanimously approved the merger agreement and the merger and the issuance of Titan common stock and the cash consideration in connection with the merger contingent upon a specified range for the exchange ratio.

    On September 10, 2001, Dr. Bersoff contacted Mr. DeMarco to raise additional issues regarding the terms of the exchange ratio. The parties could not come to agreement on the terms of the exchange ratio, and work on the definitive agreement and diligence was suspended.

    On September 11, 2001, terrorists, with the use of hijacked commercial airplanes, attacked the World Trade Center in New York City and the Pentagon in Washington, D.C. One of the results of the attack was the suspension of stock trading by the New York Stock Exchange and Nasdaq. Trading would not resume until the morning of September 17th. In light of the tragedy, discussions during this period were limited.

    After the stock markets resumed trading on September 17, 2001 through September 19, 2001, Mr. DeMarco and Dr. Bersoff continued their discussions regarding the terms of the business combination and the exchange ratio. The management teams of BTG and Titan, and their legal advisors resumed diligence and the negotiation of the definitive agreements.

    On September 19, 2001, Titan's senior management contacted certain members of the Titan board of directors to discuss, among other things, the status of discussions with BTG and the final exchange ratio proposed to BTG, which was within the approved range set forth in the Titan board of directors meeting on September 7, 2001.

    On September 19, 2001, by unanimous written consent, the board of directors of T T Acquisition Corp. approved and adopted the merger agreement, and Titan, as the sole stockholder of T T Acquisition Corp., approved and adopted the merger agreement, the plan of merger and the merger.

    On September 19, 2001, the BTG board of directors evaluated the offer from Titan and considered and analyzed a number of factors, including a presentation from Quarterdeck regarding Titan and its offer. Quarterdeck presented a written opinion, a copy of which is attached as ANNEX D to this proxy statement/prospectus, to the effect that, subject to certain assumptions and limitations and based upon the terms presented in Titan's offer, as of the date of the opinion, the consideration to be received by BTG shareholders pursuant to the proposed merger agreement, was fair, from a financial point of view, to the BTG shareholders. At the September 19, 2001 meeting, the BTG board of directors unanimously determined that the merger is in the best interests of BTG and approved and adopted the merger agreement, the plan of merger, the merger and the other transactions contemplated in the merger agreement. In addition, the BTG board of directors unanimously determined to recommend that BTG shareholders vote to approve the merger agreement, plan of merger and the merger.

    On the evening of September 19, 2001, the merger agreement was executed and delivered by Titan, BTG and T T Acquisition Corp., and the voting agreement was executed and delivered by Titan and Dr. Edward Bersoff, Marilynn D. Bersoff, Donald M. Wallach, John E. Littley, III and Linda E. Hill. Before the New York Stock Exchange or Nasdaq began trading on September 20, 2001, Titan and BTG each issued a press release announcing the execution of the merger agreement and the proposed merger.

BTG'S REASONS FOR THE MERGER

    At the special meeting of the board of directors held on September 19, 2001, the board of directors voted unanimously to approve the merger agreement, the plan of merger, the merger, the shareholder voting agreements and the other transactions contemplated by the merger agreement, to direct that the merger agreement, plan of merger and the merger be submitted to a vote of BTG's shareholders and to recommend that BTG's shareholders vote to approve the merger agreement, the plan of merger and the merger. In the course of reaching its decision to enter into the merger agreement, BTG's board of directors consulted with its senior management, outside legal counsel and Quarterdeck, reviewed a significant amount of information and considered a number of factors, the most relevant of which include the following:

    - that by combining complementary operations, the combined company would have better opportunities for future growth;

    - the opportunity for BTG's shareholders to participate in a larger, more diversified organization and to benefit from the potential appreciation in the value of Titan's common stock;

    - information concerning the business, earnings, operations, competitive position and prospects of BTG and Titan both individually and on a combined basis;

    - the opportunity for BTG shareholders to receive a significant premium over the existing market price for shares of BTG's common stock prior to the announcement of the merger;

    - the review of, and discussions with, BTG senior management and legal advisors regarding certain business, financial, legal and accounting aspects of the merger, the results of the legal and financial due diligence and a review of the terms and conditions to the merger;

    - the opinion of Quarterdeck that, as of September 19, 2001, and subject to the assumptions and limitations set forth in the fairness opinion, the consideration to be received by BTG shareholders was fair, from a financial point of view, to the holders of the outstanding shares of BTG's common stock and the financial presentation made by Quarterdeck to the board of directors of BTG in connection with the delivery of its opinion;

    - the possibility, as alternatives to the merger, of seeking to acquire another company, seeking to engage in one or more joint ventures, seeking to raise additional capital, or seeking to engage in a business combination with an organization other than Titan;

    - the likely impact of the merger on BTG's employees and customers;

    - BTG's prospects as a stand-alone company, the uncertainties facing BTG, the outlook for its current strategies and the prospects for achieving maximum long-term value on a stand-alone basis;


    - the interests that certain executive officers and directors of BTG may have with respect to the merger, in addition to their interests as shareholders of BTG generally, as described in "THE

      MERGER--CERTAIN ARRANGEMENTS BETWEEN BTG AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES" starting on page 48;


    - the fact that the parties intended for the merger to qualify as a tax-free transaction for U.S. federal income tax purposes (except for tax liability resulting from any cash received for fractional shares by the holders of BTG's common stock) which would permit BTG's shareholders to receive Titan common stock in a tax-free exchange; and

    - the history of contacts with other potential strategic partners and the judgment of BTG's board and management that it was unlikely that any other party would be a more attractive strategic partner or make a proposal more favorable to BTG and its shareholders than Titan.

    BTG's board of directors also considered a number of potentially negative factors in its deliberations concerning the merger. The negative factors considered by the board of directors of BTG included:

    - the risk that the merger would not be completed in a timely manner or at all;

    - the possible negative effects of the public announcement of the merger on BTG's sales, relationships with customers, suppliers, employees, and operating results;

    - the fact that BTG shareholders will not receive the full benefit of any future growth in the value of their equity that BTG may have achieved as an independent company, and the potential disadvantage to BTG shareholders in the event that Titan does not perform as well in the future as BTG may have performed as an independent company;

    - the substantial management time and effort that will be required to consummate the merger and integrate the operations of the two companies;

    - the possibility that certain provisions of the merger agreement, including, among others, the no solicitation and termination fee payment provisions of the merger agreement and the fact that certain officers, directors and significant shareholders of BTG executed shareholder voting agreements, would likely have the effect of discouraging other persons potentially interested in merging with or acquiring BTG from pursuing such an opportunity; and


    - the other risks and uncertainties discussed above under "RISK FACTORS" starting on page 20 of this proxy statement/prospectus.


    The foregoing discussion of the information and factors considered by the board of directors of BTG is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with the evaluation of the merger and the complexity of these matters, the board of directors of BTG did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, the board of directors of BTG did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the board of directors of BTG, but rather the board of directors of BTG conducted an overall analysis of the factors described above, including discussions with and questioning of BTG's senior management, and legal and financial advisers. In considering the factors described above, individual members of the board of directors of BTG may have given different weight to different factors.

OPINION OF QUARTERDECK

    Quarterdeck was retained by BTG to render an opinion as to the fairness, from a financial point of view, to BTG's shareholders of the consideration to be paid by Titan in the merger. On September 19, 2001, Quarterdeck rendered its oral opinion to the BTG Board of Directors, and issued a written opinion dated September 19, 2001 that as of such date, and subject to the assumptions, factors and limitations stated in its opinion, the consideration to be received was fair to BTG's shareholders from a financial point of view.

    In arriving at its opinion, Quarterdeck reviewed, among other things, the merger agreement; certain publicly available business and financial information relating to BTG and Titan for recent years and interim periods to date; and certain financial forecasts and projections that were provided to Quarterdeck by BTG, taking into account its growth prospects and the market in which it is involved. In addition, Quarterdeck held discussions with the management of BTG and Titan regarding past and current business operations and future prospects of their respective companies.

    In reviewing the merger agreement, Quarterdeck took into account the financial terms of the merger as set forth in the merger agreement in relation to, among other things, (1) current and historical market prices and trading volumes of the BTG Common Stock and Titan Common Stock; (2) the limited trading volume and public float of the BTG Common Stock; (3) the historical and projected earnings of BTG; and (4) the performance in the public market of companies similar to BTG. Furthermore, Quarterdeck utilized a discounted cash flow analysis to analyze the present value of the future free cash flows that BTG projects from fiscal year 2002 to fiscal year 2004. In addition to the foregoing, Quarterdeck performed such other studies, analyses and investigations and considered such other financial, economic and market criteria as it considered appropriate in arriving at its opinion.

    In rendering its opinion, Quarterdeck relied, without independent verification, upon the accuracy and completeness of all financial information and forecasts and other information provided to it by BTG and Titan or through publicly available sources. With respect to the financial projections and other information provided by BTG's management, Quarterdeck was advised that in management's opinion such forecasts and other information were reasonably prepared using the best currently available estimates and judgments as to the financial and operational timing and achievability thereof. Quarterdeck's opinion was limited by the fact that although requested by Quarterdeck, no internal financial or operating information, forecasts or projections with respect to Titan were provided to Quarterdeck. With respect to financial projections relating to Titan, Quarterdeck reviewed and relied on, with the consent of BTG's management and board of directors, certain publicly available opinions of certain analysts with respect to such projections and assumed that the projections contained therein represent reasonable estimates with respect to the future performance of Titan. With respect to other due diligence matters relating to Titan, Quarterdeck relied on BTG's review of such matters and due diligence without any independent verification thereof.


    THE FULL TEXT OF THE WRITTEN OPINION OF QUARTERDECK DATED SEPTEMBER 19, 2001, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX D AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. THE OPINION OF QUARTERDECK WAS PREPARED FOR USE BY THE BOARD OF DIRECTORS OF BTG AND RELATES ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY BTG'S SHAREHOLDERS AS OF SEPTEMBER 19, 2001 PURSUANT TO THE MERGER AGREEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF QUARTERDECK SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, INCLUDING THE ASSUMPTIONS AND LIMITATIONS CONTAINED THEREIN.

    In preparing its opinion, Quarterdeck performed a variety of financial and comparative analyses. The preparation of a fairness opinion is subject to certain complex financial analyses, the application of those methodologies to the circumstances at hand, and the global economic and equity market conditions at the time such opinion is prepared, and accordingly does not lend itself to a summary description. As such, Quarterdeck has told BTG that it believes its analyses must be considered in their totality and that selected portions of such analyses could be misleading or create an incomplete view of the processes underlying such analyses and opinion. In addition, as reported by Quarterdeck to BTG's board of directors, some analyses were given greater weight than others. The following is a summary of the analyses Quarterdeck utilized in connection with providing its opinion to the board of directors.


    SELECTED TRANSACTION ANALYSIS. Quarterdeck analyzed certain information including the purchase price and implied transaction value multiples paid in selected transactions in the government services industry. Quarterdeck selected the companies used in this analysis based upon a variety of characteristics including, but not limited to, the similarity of their size, growth, profitability and customer base to that of BTG ("Selected Transactions"). Quarterdeck compared multiples of aggregate consideration (total consideration including assumed indebtedness less cash and marketable securities) ("AC") of each Selected Transaction to (1) sales; (2) earnings before interest, taxes, depreciation and amortization ("EBITDA"); and (3) earnings before interest and taxes ("EBIT") calculated from the most recently reported financials, typically the latest fiscal year. All of the multiples were based upon information available at the time of the announcement of the transaction. The mean and median multiples from the Selected Transactions were applied to BTG's sales, EBITDA, and EBIT using financials from their fiscal year ending March 31, 2001 (adjusted to eliminate discontinued operations and certain non-recurring expenses such as severance and to include the recent acquisition of RPI) and compared to the multiples for the contemplated transaction. Such analysis indicated that for the Selected Transactions (1) AC as a multiple of sales ranged from 0.4x to 1.8x with a mean and median of 0.8x, as compared to approximately 0.7x implied by the merger consideration; (2) AC as a multiple of EBITDA ranged from 6.5x to 17.0x with a mean and median of 9.9x and 8.5x, respectively, as compared to approximately 10.3x implied by the merger consideration; and (3) AC as a multiple of EBIT ranged from 4.7x to 29.6x with a mean and median of 12.7x and 11.3x respectively, as compared to approximately 11.7x implied by the merger consideration.

    SELECTED COMPARABLE COMPANY ANALYSIS. Quarterdeck compared selected historical stock market and balance sheet data and financial ratios for BTG to the corresponding multiples and ratios of the following selected services companies: Affiliated Computer Services; American Management Systems, Inc.; CACI International, Inc.; Computer Sciences Corporation; Dynamics Research Corporation; Electronic Data Systems Corporation; and Maximus, Inc. Quarterdeck selected the companies used in this analysis based on a variety of characteristics including their government market presence, similarity of size, growth, profitability and customer base to that of BTG. The data and ratios Quarterdeck compared included, among other things, enterprise value (current stock price multiplied by the total shares outstanding plus all indebtedness of the company plus any preferred stock outstanding less cash and marketable securities) ("EV") compared to: (1) last twelve months ("LTM") sales; (2) LTM EBITDA; and (3) LTM EBIT. The ratios were calculated as of September 18, 2001 and compared to BTG's LTM financials (adjusted to eliminate discontinued operations and certain non-recurring expenses such as severance and to include the recent acquisition of RPI). An analysis of EV to LTM sales yielded a range of 0.5x to 2.2x with a mean and median of 1.2x as compared to approximately 0.7x implied by the merger consideration. An analysis of EV to LTM EBITDA yielded a range of 4.1x to 14.6x with a mean and median of 9.3x and 9.2x, respectively, as compared to approximately 12.4x implied by the merger consideration. An analysis of EV to LTM EBIT yielded a range of 5.9x to 20.7x with a mean and median of 13.8x and 13.7x, respectively, as compared to approximately 14.9x implied by the merger consideration.

    No company, transaction or business used in the "Selected Transaction Analysis" or the "Selected Comparable Company Analysis" as a comparable (the "Comparable Companies") is identical to BTG or the merger. Due to varying growth rates and profitability differences between Comparable Companies, Quarterdeck placed greatest weight in the "Selected Transaction Analysis" and the "Selected Comparable Company Analysis" on AC and EV, respectively, as multiples of EBITDA. Accordingly, the results of the foregoing are not entirely mathematical. Instead it involves complex considerations and judgments concerning differences in financial and operating characteristics of each of the businesses, which could affect the multiples being used for comparison. All of the applicable transaction multiples used in the "Selected Transaction Analysis" and the "Selected Comparable Company Analysis" were based on Titan's closing price as of September 18, 2001.

    DISCOUNTED CASH FLOW ANALYSIS. Quarterdeck performed a discounted cash flow analysis of BTG. Quarterdeck calculated a net present value of discounted free cash flows for fiscal years 2002 through 2004 using discount rates ranging from 9.5% to 12.5%. Quarterdeck calculated BTG's terminal value in fiscal year 2004 based on multiples ranging from 5.5x EBITDA to 7.5x EBITDA. These terminal values were then discounted to their net present value using discount rates ranging from 9.5% to 12.5%. Using the foregoing terminal values and discounted cash flows for BTG and based on management's forecasts, the equity value per share ranged from $9.96 to $14.58 per share as compared to the equity value per share implied by the merger consideration.

    SELECTED PREMIUM ANALYSIS. Using publicly available information, Quarterdeck reviewed the premiums paid in merger and acquisition transactions involving companies providing government services, consisting of (acquirer/target): AT&T/GRC International, Inc.; Titan/Advanced Communication Systems; Computer Sciences Corporation/Nichols Research Corporation; Anteon Corporation/Analysis & Technology, Inc.; CACI International, Inc./QuesTech; Affiliated Computer Systems/Computer Data Systems, Inc.; TRW, Inc./BDM International, Inc.; and Northrop Grumman Corporation/Logicon, Inc. Quarterdeck compared the premium offered in these transactions for the period of 1, 30, 60, and 90 day(s) prior to the announcement of a transaction (the "Stated Period") with the premium offered by the merger consideration for BTG. This analysis indicated that the range of premiums offered during the Stated Period averaged 22.7% for the 1-day period, 32.0% for the 30-day period, 38.8% for the 60-day period and 41.4% for the 90-day period. These averages were applied to BTG's 1, 30, 60, and 90 day closing price averages, calculated from September 18, 2001, implying a value of $11.90 to $12.82 per share as compared to the proposed merger consideration.

    STOCK TRADING HISTORY. Quarterdeck examined the two-year history of the trading prices and volumes for the shares of BTG and Titan common stock. During this period, BTG's common stock reached a high of $11.00 per share and a low of $5.13 per share, with an average price of $7.60 per share. The merger consideration represents a premium of 76% (using Titan's stock price as of the date of the Fairness Opinion) to the average stock price for the previous two years. BTG's average daily trading volume during this period was approximately 24,900 shares. Titan common stock reached a high of $57.44 per share and a low of $11.94 per share, with an average of $25.83 per share. Titan's average daily trading volume for the previous two years was approximately 689,200 shares. Quarterdeck also considered Titan's public offering of 7.5 million shares for $18.00 per share on August 5, 2001.

    In addition to the foregoing analyses, Quarterdeck performed several other analyses to support its opinion. Quarterdeck also considered BTG's recent unsuccessful marketing and auction efforts, led by other financial advisors to BTG in May 2000 in an attempted sale process. In evaluating the merger consideration, Quarterdeck also reviewed analyst reports of Titan. Using analyst's estimates, Quarterdeck assembled a break-up analysis of Titan's various business segments.


    As described above, Quarterdeck's opinion to the board of directors of BTG was one of many factors taken into consideration by the board of directors in making its determination to approve the merger agreement. The foregoing summary of the analyses performed by Quarterdeck does not purport to be a complete description of those analyses and is qualified by the full written opinion set forth in ANNEX D. Quarterdeck has consented to the inclusion of its opinion as ANNEX D and of the description of its opinion in this proxy statement/prospectus.


    As part of its investment banking services, Quarterdeck regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions involving both listed and unlisted companies and their associated securities, primarily in the aerospace and defense and information technology/professional services industries. Quarterdeck received a fee of $500,000 from BTG for rendering its opinion. The fee rendered for its fairness opinion is not contingent upon the results of the merger.

TITAN'S REASONS FOR THE MERGER

    Titan believes a business combination with BTG will advance its strategic objective of taking advantage through acquisitions of growth opportunities from the ongoing consolidation in the defense information technology industry. Titan expects the combination with BTG to offer the following strategic benefits to Titan after the merger:

    - enhancement of Titan's defense business revenues;

    - augmentation of Titan's employee base in the Washington, D.C. area, where a significant portion of its defense business is conducted;

    - expansion of Titan's defense customer base; and

    - broadening of Titan's capability to serve the defense industry and to compete for new projects.

    Titan's board of directors has determined that the merger is in the best interests of Titan and its stockholders. In reaching its determination, Titan's board of directors considered a number of factors, including the factors discussed above and listed below. The conclusions reached by Titan's board of directors with respect to the following factors supported its determination that the merger and the issuance of shares of Titan common stock in the merger were fair to, and in the best interests of, Titan and its stockholders:

    - the judgment, advice and analysis of Titan's management with respect to the potential strategic, financial and operational benefits of the merger, including management's favorable recommendation of the merger, based in part on the business, technical, financial, accounting and legal due diligence investigations performed with respect to BTG;

    - the results of operations and financial condition of Titan and BTG; and

    - the terms of the merger agreement and related agreements, including the exchange ratio and structure, which were determined by both the board of directors and management of Titan to provide a fair and equitable basis for the merger.

    Titan's board of directors also considered a number of potentially negative factors in its deliberations concerning the merger. The potentially negative factors considered by Titan's board of directors included:

    - the risk that the transaction might not be completed in a timely manner or at all;

    - the potential dilutive effect on the Titan common stock price if revenue and earnings expectations of the combined company are not met;

    - the potential loss of key BTG employees critical to the ongoing success of the BTG products and to the successful integration of the Titan and BTG product lines;

    - the general difficulties of integrating products, technologies and companies; and

    - the other risks and uncertainties discussed above in the section entitled "RISK FACTORS" starting on page 20.


    The above discussion of information and factors considered by Titan's board of directors is not intended to be exhaustive but is believed to include all material factors considered by the board. In view of the wide variety of factors considered by Titan's board of directors, the board did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. In addition, Titan's board did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors.

    Individual members of Titan's board may have given different weight to different factors. However, after taking into account all of the factors described above, Titan's board of directors determined that the merger agreement and the merger were fair to, and in the best interests of, Titan and that Titan should proceed with the merger.

INTERESTS OF BTG'S OFFICERS AND DIRECTORS IN THE MERGER

    Certain of BTG's directors and officers may have interests in the merger that may be different from, or in addition to, their interest as BTG shareholders. You should be aware of those interests when considering the unanimous recommendation of the BTG board that BTG shareholders vote to approve the merger agreement, the plan of merger and the merger at the BTG special meeting.

    TREATMENT OF STOCK OPTIONS

    BTG grants stock options to its employees, officers and directors under BTG's 1995 Employee Stock Option Plan, as amended (the "1995 Plan"), and its Second Amended and Restated Directors Stock Option Plan (the "Directors Option Plan" and collectively with the 1995 Plan, the "Option Plans"), and issues stock purchase rights under its Amended and Restated Employee Stock Purchase Plan, Annual Leave Stock Plan and Non-Employee Director Stock Purchase Plan (collectively, the "Purchase Plans").


    Under the merger agreement, at the effective time of the merger, each option outstanding under the 1995 Plan will be assumed by Titan and will be converted into an option to or right to purchase Titan common stock, subject to appropriate adjustments to reflect the exchange ratio. All options granted under the 1995 Plan on or after December 17, 1998 provide for 100% vesting upon a change of control and, accordingly, will fully vest and become exercisable at the effective time of the merger. At the effective time of the merger, the Directors Option Plan and each option outstanding thereunder, to the extent not exercised before the effective time, will be terminated.



    After the close of business on September 30, 2001, the Purchase Plans were suspended and, at the effective time of the merger, the Purchase Plans and any outstanding rights to purchase BTG common stock thereunder will be terminated.


    INDEMNIFICATION AND RELATED ARRANGEMENTS

    After the effective time of the merger, Titan will, and will cause BTG, as the surviving corporation, to fulfill and honor in all respects the obligations of BTG pursuant to any indemnification provisions under BTG's articles of incorporation or bylaws as in effect on the date of the merger agreement for acts or omissions that occurred prior to the effective time of the merger.

    In addition, for a period of six years after the effective time, the surviving corporation will provide directors' and officers' liability insurance for BTG officers and directors on terms at least as favorable as insurance maintained by BTG as of the date of the merger agreement, for acts or omissions that occurred prior to the effective time.

    In addition, from and after the effective time, Titan will provide directors' and officers' liability coverage for continuing directors and officers of BTG with respect to acts and omissions after the effective time under Titan's existing policy for its own directors and officers.

    As a result of the personal interests described above, several BTG officers and directors may have a conflict of interest that could have influenced their support of the merger.

CERTAIN ARRANGEMENTS BETWEEN BTG AND ITS EXECUTIVE OFFICERS, DIRECTORS AND
  AFFILIATES

    Effective April 1, 2000, BTG entered into an employment agreement with Edward H. Bersoff, pursuant to which Dr. Bersoff serves as the President and Chief Executive Officer of BTG, and is employed for a term ending on March 31, 2004. BTG also has entered into employment agreements with John Littley, III, Linda E. Hill, Leslie A. Rose, Robert J. Osterloh and Thomas W. Weston, Jr., effective for the same term. Under the agreements, the following minimum annual base salaries are to be paid to each of these executive officers: Dr. Bersoff, $450,000; Dr. Littley, $195,000; Ms. Hill, $189,000; Mr. Rose, $180,000; Mr.
Osterloh, $175,000; and Mr. Weston, $180,000. Each of these officers is also eligible to receive annual incentive compensation based on target percentages of base salary. Pursuant to each agreement, the board of directors of BTG may terminate the executive's employment for willful and gross misconduct, or in the case of death, or due to illness or disability which prevents the executive from substantially fulfilling his or her duties for a period in excess of six consecutive months. Either BTG or the executive may terminate an agreement at any time, without cause, upon not less than 30 days notice. In the event that BTG terminates the employment of Dr. Bersoff, Ms. Hill or Mr. Weston, other than for cause, during the terms of their respective agreements, they shall be entitled to receive lump sum payments (less applicable taxes) of 450%, 142% and 133% of base salary, respectively.

    If, within two years of a change in control of BTG, either (i) BTG terminates the employment of any of these executive officers without cause (as that term is defined in the agreements); or (ii) any such officer terminates his or her employment for good reason (as that term is defined in the agreements), each such officer shall be entitled to the following lump sum payment (less applicable taxes) as a percentage of base salary: Dr. Bersoff, 450%; Dr. Littley, Ms. Hill, Mr. Rose, and Mr. Osterloh, 284%; and Mr. Weston, 265%. In addition, if any one or more of these executives receives an "excess parachute payment" under section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and thereby becomes subject to the 20% excise tax imposed on such payments, the executive is entitled to an additional tax gross-up payment in an amount that will result in the executive netting the amount of the excise tax, after taxes. These agreements also provide for 100% vesting of all options granted to these executives upon a change of control. The agreements include confidentiality provisions, as well as covenants regarding non-competition and non-solicitation. The merger will constitute a change in control of BTG under these agreements.

    BTG's flexible benefits plans for employees were administered by Ceridian Corporation until December 31, 2000. Ronald Turner, a director of BTG, is also Chairman, President, and Chief Executive Officer of Ceridian Corporation. In fiscal 2001, BTG paid Ceridian Corporation $10,257.75. In fiscal 2001, BTG paid Wallach Associates, Inc. $17,500 for professional recruiting services. The common stock of Wallach Associates, Inc. is wholly owned by Donald M. Wallach, a director of BTG. In fiscal 2001, BTG and its subsidiaries paid Del South Holding a total of $184,252.54 in rent, on certain properties leased in Niceville, Florida. Leslie A. Rose, a Senior Vice President of BTG, wholly owns Del South Holding. With the exception of the foregoing, neither BTG nor any of its subsidiaries has, since the beginning of the last fiscal year, been a party to any transactions or relationships described in Item 404 of SEC Regulation S-K.

MANAGEMENT OF TITAN AFTER THE MERGER

    The management of Titan after the merger will remain unchanged. Information about the current directors and executive officers of Titan can be found in Titan's Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this proxy statement/prospectus. See "WHERE YOU CAN FIND MORE INFORMATION."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    The following discussion sets forth the material U.S. federal income tax considerations of the transaction to holders of shares of BTG common stock who exchange their shares of BTG common stock for cash and Titan shares in the merger. This discussion and the tax opinions described below are based on the Code, applicable Treasury regulations, administrative interpretations and court decisions in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. Any such change could alter the tax consequences described in this summary and the tax opinions.

    This discussion of material federal income tax consequences of the transaction is not intended to provide a complete analysis or description of all potential federal income tax consequences of the merger. It does not address all aspects of federal income taxation that may be important to a holder of shares of BTG common stock in light of that stockholder's particular circumstances or to a stockholder subject to special rules, such as:

    - a foreign entity or an individual stockholder who is not a citizen or resident of the U.S.;

    - a financial institution or insurance company;

    - a tax-exempt organization;

    - a dealer or broker in securities;

    - a stockholder who is subject to the alternative minimum tax provisions of the Code;

    - a stockholder whose shares are qualified small business stock for purposes of Section 1202 of the Code;

    - a stockholder who holds shares of BTG common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction;

    - a stockholder who acquired shares of BTG common stock pursuant to the exercise of incentive stock options or who holds shares of BTG common stock that are subject to a substantial risk of forfeiture; or

    - a stockholder who does not hold shares of BTG common stock as capital assets.

    In addition, this discussion does not address any state, local or foreign income tax or non-income tax consequences of the merger or of any transactions other than the merger. TITAN URGES HOLDERS OF SHARES OF BTG COMMON STOCK TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL INCOME TAX OR OTHER TAX CONSEQUENCES TO THEM OF THE MERGER.

    QUALIFICATION OF THE MERGER AS A REORGANIZATION

    Subject to the assumptions and limitations discussed in such opinions, in the opinion of Hogan & Hartson L.L.P., counsel to Titan, and of Venable, Baetjer and Howard, LLP, counsel to BTG, the transaction will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code if the merger is completed under the current terms of the merger agreement. If the merger qualifies as a tax-free reorganization as described above, for federal income tax purposes:

    - Holders of BTG common stock will not be permitted to recognize any loss for U.S. federal income tax purposes on the receipt of Titan common stock and cash in exchange for their BTG common stock. However, a holder of shares of BTG common stock will recognize gain equal to the lesser of (1) the amount of cash received in the merger and (2) an amount equal to (a) the fair market value of the Titan common stock and cash received in the merger minus (b) the stockholder's tax basis for the shares of BTG common stock exchanged in the merger. Any such gain will generally be long-term capital gain if the shares of BTG have been held for more than one year. However, if the receipt of cash has the effect of a distribution of a dividend (determined by application of Section 302 of the Code on a stockholder-by-stockholder basis), some or all of this gain may be treated as a dividend, and taxed as ordinary income. The likelihood of dividend treatment may depend on the value of the Titan stock received in the merger compared to the amount of cash received in the merger. The likelihood of dividend treatment may also depend on whether the stockholder, or persons whose stock ownership is attributed to the stockholder, also hold Titan common stock prior to the merger, and may depend on other factors. HOLDERS OF BTG COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE POSSIBILITY THAT ALL OR A PORTION OF THE CASH RECEIVED IN THE MERGER WILL BE TREATED AS A DIVIDEND.

    - If a holder of shares of BTG common stock receives cash instead of fractional shares of Titan common stock, the stockholder will be required to recognize gain or loss, measured by the difference between the amount of cash received instead of that fraction of a share and the portion of the tax basis of that holder's shares of BTG common stock allocable to that fraction of a share. This gain or loss generally will be long-term capital gain or loss if the holder of shares of BTG common stock has held the shares of BTG common stock exchanged for the cash received instead of that fraction of a Titan share for more than one year at the time the shares of BTG common stock are accepted at the completion of the merger. However, if the receipt of cash instead of fractional shares is essentially equivalent to a dividend (determined by application of Section 302 of the Code on a stockholder-by-stockholder basis), some or all of this gain may be treated as a dividend and taxed as ordinary income.

    - A holder of shares of BTG common stock will have a tax basis in the Titan shares received in the merger (including any fraction of a share of Titan stock deemed received) equal to (1) the tax basis in the shares of BTG common stock surrendered by that stockholder in the merger, reduced by (2) the amount of any cash consideration received by that stockholder in the merger, and increased by (3) the amount of any gain recognized by that stockholder in the merger (including any portion of such gain that is treated as a dividend).

    - The holding period for Titan shares received in exchange for shares of BTG common stock in the merger will include the holding period for shares of BTG common stock surrendered in the merger.

    - No gain or loss will be recognized by Titan, T T Acquisition Corp. or BTG as a result of the merger.

    The completion of the merger is conditioned upon the receipt by Titan and BTG of tax opinions to the above effect from Hogan & Hartson L.L.P. and Venable, Baetjer and Howard, LLP, respectively. These opinions, and the opinions contained herein, are based upon representations and covenants made by Titan and BTG, including representations in certificates of officers of Titan and BTG to be delivered to tax counsel before completion of the merger, and upon certain assumptions, including the absence of changes in facts or in law between the date of the delivery of the representations and the completion of the merger. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the transaction could differ materially from those summarized below. In addition, the ability to satisfy the supporting conditions depends in part on facts that will not be available before the completion of the merger. There can be no assurance that the merger will be completed, or that the supporting conditions will be satisfied. If the supporting conditions are not satisfied, the opinions of Hogan & Hartson and Venable, Baetjer and Howard described above may not be relied upon. Furthermore, Hogan & Hartson's and Venable, Baetjer and Howard's opinions represent only their best judgment of the tax consequences of the merger. Such opinions will neither bind the Internal Revenue Service nor preclude the IRS or the courts from adopting a contrary position. Accordingly, it is possible that the merger may not qualify as a reorganization, and the tax consequences of the transaction could differ materially from those summarized below.

    TITAN URGES EACH HOLDER OF SHARES OF BTG COMMON STOCK TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE OR LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE MERGER.

    FEDERAL BACKUP WITHHOLDING

    The cash payments due to a holder on the exchange of BTG common stock in the merger, other than certain exempt persons or entities, will be subject to "backup withholding" at a rate of approximately 30% for U.S. federal income tax purposes unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

ACCOUNTING TREATMENT


    The transaction described in this proxy statement/prospectus will be accounted for as a "purchase," as that term is used under generally accepted accounting principles, commonly referred to as "GAAP," for accounting and financial reporting purposes. BTG will be treated as the acquired corporation for these purposes. BTG's assets, liabilities and other items will be adjusted to their estimated fair value at the completion of the merger and combined with the historical book values of the assets and liabilities of Titan. Applicable income tax effects of these adjustments will be included as a component of the combined company's deferred tax asset or liability. On June 29, 2001, the Financial Accounting Standards Board, or FASB, adopted changes to the method of accounting for goodwill in a purchase transaction from capitalization and amortization against earnings to capitalization and periodic evaluation for impairment. The change is effective with respect to all business combinations accounted as a purchase and completed after June 30, 2001. As a result, unamortized goodwill resulting from this transaction will be reported as an asset and not amortized against earnings unless it becomes impaired. For further information concerning the amount of goodwill or other intangibles to be recorded in connection with the merger and the amortization of that goodwill, see the section entitled "NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS" on page 88.


REGULATORY APPROVALS

    Other than clearance under the antitrust laws applicable to the transaction which are described below, the Securities and Exchange Commission declaring the registration statement on Form S-4 relating to this transaction effective and the filing of articles of merger under Virginia law with respect to the merger, Titan does not believe that any additional material governmental filings are required with respect to the transaction.

    Titan and BTG have determined that a filing of a notification under the HSR Act is required in connection with the merger. The HSR Act prevents transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission, and the applicable waiting periods are terminated or expire. After this occurs, the notifications filed under the HSR Act remain effective and permit closing of the merger within one year from the termination or expiration of the waiting periods.

    At any time before or after the termination or expiration of the waiting periods and completion of the merger, either the Antitrust Division of the U.S. Department of Justice or the Federal Trade Commission could take any action under U.S. antitrust laws that it deems necessary or desirable, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Titan or BTG. Private parties and state attorneys general may also bring actions under U.S. antitrust laws depending on the circumstances. We can give no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge were made, that it would not be successful.

    Completion of the merger also may be subject to compliance with a limited number of foreign antitrust regulations. Any notifications required by any foreign jurisdictions will be filed in due course.

APPROVAL OF THE MERGER

    Under Virginia law, approval of a merger requires the adoption of a plan of merger by the board of directors of the company, except under certain circumstances, the recommendation by the board of directors that the shareholders approve the plan of merger and the approval by each voting group entitled to vote on the plan of merger by more than two-thirds of all the votes entitled to be cast by that voting group. BTG's board of directors has unanimously adopted the plan of merger and recommended that BTG shareholders approve the plan of merger. The affirmative vote of more than two-thirds of the outstanding shares of BTG common stock entitled to vote at the special meeting are required to approve the plan of merger.

    Titan stockholders are not required to adopt the merger agreement under Delaware law because Titan is not a constituent corporation to the merger or, assuming the market price of Titan's common stock does not precipitously decline for a sustained period prior to closing, under the rules of the New York Stock Exchange. However, in the event that Titan's stock price so declined, Titan would not be obligated to close the proposed transaction unless Titan sought and won the approval of its stockholders.

AMENDMENT TO BTG'S SHAREHOLDER RIGHTS PLAN

    In connection with the approval of the merger agreement, plan of merger and merger by the board of directors of BTG, BTG amended its rights agreement, dated as of September 16, 1998, by and between First Union National Bank, as rights agent, as amended. Pursuant to this amendment, none of the transactions contemplated by the merger agreement, including the merger, will trigger the BTG rights agreement or otherwise result in any obligation to the holders of rights by Titan, T T Acquisition Corp. or BTG, as the surviving corporation in the merger.

APPRAISAL RIGHTS

    Under Virginia law, BTG shareholders do not have appraisal rights in connection with the merger.

RELATIONSHIPS BETWEEN TITAN AND BTG

    Except for the Voting Agreements or as otherwise described in this proxy statement/prospectus, neither Titan nor, to the best of Titan's knowledge, any of its directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of BTG, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as described in this proxy statement/prospectus, there have been no contacts, negotiations or transactions since January 1, 1996, between Titan or, to the best of Titan's knowledge, any of its directors, executive officers or other affiliates on the one hand, and BTG or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Neither Titan nor, to the best of Titan's knowledge, any of its directors, executive officers or other affiliates has since January 1, 1996 had any transaction with BTG or any of its officers, directors or affiliates that would require disclosure under the rules and regulations of the Securities and Exchange Commission applicable to the merger.

    Neither Titan nor, to the best of Titan's knowledge, any of its directors, executive officers or other affiliates beneficially owns or has any right to acquire, directly or indirectly, any shares of BTG common stock.

    Neither Titan nor, to the best of Titan's knowledge, any of its directors, executive officers or other affiliates has effected any transaction in shares of BTG common stock during the past 60 days.

RESTRICTIONS ON RESALE OF TITAN COMMON STOCK BY AFFILIATES

    The issuance of Titan shares to BTG shareholders in connection with the merger has been registered under the Securities Act. Such shares may be traded freely and without restriction by those BTG shareholders who are not deemed to be BTG "affiliates," as that term is defined under the Securities Act, at the time the merger agreement is submitted for approval by the BTG shareholders at the special meeting. An affiliate of BTG is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with BTG. Any subsequent transfer of Titan common stock issued in the merger by any BTG affiliate will, under existing law, require one of the following:

    - registration of the transfer under the Securities Act;

    - compliance with Rule 145 under the Securities Act, which allows limited sales under specified circumstances; or

    - availability of another exemption from registration.

    The foregoing restrictions are expected to apply to, among other persons, directors and executive officers of BTG and any holders of 10% or more of the BTG common stock converted in the merger.

    This proxy statement/prospectus does not cover any resales of Titan common stock, including Titan common stock issuable upon the exercise of any assumed options, to be received by BTG shareholders upon completion of the merger. No person is authorized to make use of this proxy statement/ prospectus in connection with any resale.

ANTI-DILUTION ADJUSTMENTS

    If between September 19, 2001 and the effective date of the merger, the outstanding shares of Titan common stock or BTG common stock are changed into a different number of shares because of any reclassification, recapitalization, split-up, combination or exchange of shares, or if any dividend payable in stock or other securities is declared on such shares with a record date within this period, the merger agreement requires that the exchange ratio be adjusted accordingly to provide the same economic effect as contemplated by the merger agreement before such reclassification, recapitalization, split-up, combination, exchange or dividend.

EXCHANGE OF CERTIFICATES


    Titan has agreed to deposit the cash and certificates representing the shares of Titan common stock to be issued or paid under the merger agreement with First Union National Bank, which will act as exchange agent in the merger for the benefit of the holders of issued and outstanding shares of BTG common stock. Titan will cause the exchange agent to mail a letter of transmittal to each holder of BTG common stock. The letter of transmittal will contain instructions on how BTG shareholders may surrender their BTG stock certificates to the exchange agent in exchange for the cash and Titan certificates.


    YOU SHOULD NOT RETURN YOUR STOCK CERTIFICATES WITH THE ENCLOSED PROXY, AND YOU SHOULD NOT FORWARD THEM TO THE EXCHANGE AGENT UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL. FOLLOWING YOUR RECEIPT OF THE LETTER OF TRANSMITTAL, YOU SHOULD FORWARD THE CERTIFICATES ONLY IN ACCORDANCE WITH THE INSTRUCTIONS SPECIFIED IN THE LETTER.

    After the effective time of the merger and until BTG shareholders surrender the certificates representing their BTG common stock for exchange, holders of these certificates will not be paid any dividends or other distributions declared after the effective time of the merger on the Titan common stock issuable to such stockholders in the merger. Any such unpaid dividends or other distributions on such Titan common stock will be paid, without interest, only to the holders who have properly tendered their BTG common stock certificates for exchange. All stock certificates presented after the effective time of the merger will be canceled and exchanged for the applicable cash and a certificate or certificates representing the applicable number of shares of Titan common stock to be received in the merger.

    Any shares of Titan common stock and cash that remain undistributed 180 days after the effective date of the merger will be delivered to Titan on demand. After that time, certificates representing BTG common stock must be surrendered for exchange to Titan. Titan and BTG, as the surviving corporation of the merger, will not be liable for any shares of Titan common stock or cash delivered to a public official under any abandoned property, escheat or similar laws.

    If a certificate representing BTG common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration payable under the merger agreement when the claimant submits an affidavit of loss, theft or destruction, and, if required by Titan, posts a bond as indemnity against any claim that may be made later with respect to the lost certificate.

FEES AND EXPENSES

    Except with respect to the fees and expenses (other than attorneys' fees) associated with this proxy statement/prospectus and the registration statement of which it is a part, and the filings required under the HSR Act and any applicable foreign antitrust law or regulation, which will be shared equally, Titan and BTG have agreed that each will pay its own expenses incurred in connection with the merger agreement, whether or not the merger is consummated.

    BTG has retained Georgeson Shareholder Communications Inc. to solicit proxies from BTG shareholders in connection with the merger. Georgeson Shareholder Communications may contact holders of shares of BTG common stock by mail, telephone, telex, telegraph, e-mail and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the merger to beneficial owners of shares of BTG common stock. BTG has agreed to pay Georgeson Shareholder Communications reasonable and customary compensation for these services in addition to reimbursing Georgeson Shareholder Communications for its reasonable out-of-pocket expenses. BTG has agreed to indemnify Georgeson Shareholder Communications against certain liabilities and expenses in connection with the merger, including certain liabilities under the U.S. federal securities laws. BTG also has agreed to reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.


    Titan has retained First Union National Bank as the exchange agent. Titan has agreed to pay the exchange agent reasonable and customary compensation for its services in connection with the merger, has agreed to reimburse the exchange agent for its reasonable out-of-pocket expenses and has agreed to indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.


    Except as described above, Titan has not agreed to pay any fees or commissions to any broker, dealer or other person for soliciting proxies pursuant to the merger.

                         TERMS OF THE MERGER AGREEMENT

    The following description of the merger agreement describes the material terms of the merger agreement. The complete text of the merger agreement is attached as ANNEX A to this proxy statement/ prospectus and is incorporated into this proxy statement/prospectus by reference. All BTG shareholders are urged to read the entire merger agreement carefully.

THE MERGER

    GENERALLY

    The merger agreement provides that T T Acquisition Corp. will be merged with and into BTG. Upon completion of the merger, BTG will continue as the "surviving corporation" and will be a wholly owned subsidiary of Titan.

    THE COMPLETION OF THE MERGER

    The merger will be completed and become effective when the articles of merger are filed with the State Corporation Commission of the Commonwealth of Virginia or at such other time as specified in the articles of merger. Titan and BTG anticipate that the merger will be completed no later than the third business day after all of the conditions to the merger contained in the merger agreement are satisfied or, where permissible, waived.

    ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

    The articles of incorporation and bylaws of BTG will each be amended and restated at the completion of the merger in the forms attached as exhibits to the plan of merger. The plan of merger, including the forms of articles of incorporation and bylaws of BTG to be effective upon completion of the merger, is attached as ANNEX B. Please review this document carefully.

    DIRECTORS AND OFFICERS OF BTG AFTER THE MERGER

    The directors of T T Acquisition Corp. will be the initial directors of BTG as the surviving corporation of the merger, and will serve until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal. The officers of T T Acquisition Corp. will be the initial officers of BTG as the surviving corporation of the merger, subject to the authority of the board of directors of the surviving corporation, as provided by Virginia law and the bylaws of the surviving corporation.

    MANNER AND BASIS OF CONVERTING SHARES OF BTG COMMON STOCK INTO TITAN COMMON
     STOCK AND OTHER CONSIDERATION IN THE MERGER

    Under the terms of the merger agreement, upon completion of the merger, each share of BTG common stock will be converted into the right to receive a combination of shares of Titan common stock and cash as described above under "THE MERGER--THE EXCHANGE RATIO." The merger consideration will not be payable in respect of shares of BTG common stock held by a subsidiary of BTG or by Titan or any subsidiary of Titan immediately prior to the completion of the merger.

    Titan will not issue certificates representing fractional shares of its common stock in the merger. Instead, each former BTG shareholder who would otherwise be entitled to a fractional share of Titan common stock by virtue of the merger (after aggregating all fractional shares of Titan common stock that otherwise would be received by the stockholder) will receive cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying:

    - that fraction of a share of Titan common stock to which such person is entitled by virtue of the merger (after aggregating all fractional shares of Titan common stock that otherwise would be received by such person), by

    - the closing sale price of one share of Titan common stock on the New York Stock Exchange Composite Transaction Tape (as reported in the Wall Street Journal or, if not reported therein, any other authoritative source) on the trading day immediately preceding the effective date of completion of the merger.

    The merger agreement provides that, as soon as reasonably practicable after the date of completion of the merger, the exchange agent will mail to each record holder of a certificate or certificates, that, immediately prior to the completion of the merger represented outstanding shares of BTG common stock, a letter of transmittal and instructions for use in exchanging BTG common stock certificates for the combination of Titan common stock certificates and cash, including any cash payable instead of any fractional share of Titan common stock. In addition, the merger agreement contemplates that, as soon as reasonably practicable after the exchange agent receives back from the record holder of shares of BTG common stock the BTG common stock certificate, the letter of transmittal and any other documents that are required by the letter of transmittal, the record holder will be entitled to receive the merger consideration in the form of a certificate or certificates representing the appropriate number of shares of Titan common stock together with the aggregate amount of cash payable to the holder, including any cash payable instead of any fractional share.

    After the completion of the merger, until it is surrendered and exchanged, each certificate that previously evidenced BTG common stock will be deemed to evidence the right to receive the combination of shares of Titan common stock and cash payable, including any cash payable instead of any fractional share of Titan common stock. Titan will not pay dividends or other distributions on any shares of Titan common stock to be issued in exchange for any BTG common stock certificate that is not surrendered until the BTG common stock certificate is properly surrendered, as provided in the merger agreement. No interest will be paid on any cash to be paid upon the surrender and exchange of certificates of BTG common stock.

TREATMENT OF BTG STOCK OPTIONS AND BTG STOCK PURCHASE RIGHTS

    At the effective time of the merger, Titan will assume all outstanding BTG stock options, other than those options granted under BTG's Directors Stock Option Plan, which, to the extent not exercised before the effective time of the merger, will be terminated and be of no further effect. As of September 18, 2001, there were outstanding options to purchase 1,564,109 shares of BTG common stock under BTG's employee stock option plan, all of which, to the extent not exercised prior to the effective date of the merger, are to be assumed by Titan. Each assumed option will be converted in the merger into an option to purchase shares of Titan common stock using the same exchange ratio that is applicable to BTG common stock in the merger, then rounded down to the nearest whole share. The exercise price per share of Titan common stock issuable under the assumed options will equal the exercise price per share of BTG stock issuable under the applicable option immediately before the effective time of the merger, divided by the exchange ratio, then rounded up to the nearest cent. Except for the number of shares issuable and the exercise price for each assumed option, the assumed options will remain subject to the same terms and conditions that were in effect before the merger. The assumption of the options by Titan will not affect the vesting of the assumed options, although BTG options that provided for vesting upon a "change of control" will vest at the effective time of the merger. All options granted under BTG's 1995 employee stock option plan on or after December 17,

1998 provide for 100% vesting upon a change of control and, accordingly, will fully vest and become exercisable at the effective time of the merger.

    Titan will not assume any BTG stock purchase rights in the merger. Under the terms of the merger agreement, upon the completion of the merger each outstanding BTG stock purchase right that has been issued pursuant to BTG's stock purchase plans or otherwise that has not been exercised before the effective time of the merger will be terminated and the BTG stock purchase plans will be terminated in accordance with their terms.

REPRESENTATIONS AND WARRANTIES

    The merger agreement contains a number of customary representations and warranties relating to, among other things, aspects of the respective businesses and assets of each of the parties and their ability to complete the merger. The representations and warranties of each party will expire upon completion of the merger.

CONDUCT OF BTG'S BUSINESS BEFORE COMPLETION OF THE MERGER

    The merger agreement contemplates that, until the completion of the merger, each of BTG and its subsidiaries will conduct its operations in the ordinary course of business consistent with past practice and will use reasonable efforts to preserve intact its present business organization and its relationships with customers, suppliers and others having business relationships with it. The merger agreement also contemplates that, until completion of the merger, neither BTG nor any of its subsidiaries will, without the prior written consent of
Titan:

    - declare, accrue, set aside or pay any dividend or make any other distribution with respect to any shares of capital stock of BTG or any subsidiary of BTG, or repurchase, redeem or otherwise reacquire any outstanding shares of capital stock or other securities of BTG or any subsidiary of BTG;

    - sell, issue, grant or authorize the issuance or grant of any capital stock, option, call, warrant, right, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other securities of BTG (except that, prior to the completion of the merger, BTG may issue shares of common stock pursuant to BTG stock options or BTG stock purchase rights outstanding);

    - amend or waive any of its rights under, or accelerate the vesting under, any provision of any outstanding option, warrant or restricted stock purchase agreement or otherwise modify any of the terms of any outstanding option, warrant, or other security or related contract;

    - amend or permit the adoption of any amendment to its articles of incorporation, bylaws or similar organizational documents, or effect or become a party to any acquisition transaction, recapitalization, reclassification of shares, stock split, reverse stock split, or similar transaction;

    - form any subsidiary or acquire any equity interest or other interest in any other entity;

    - make or agree to make any new capital expenditure not included in BTG's 2002 capital expenditure budget to the extent such new capital expenditures exceed $150,000 in the aggregate;

    - enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract with obligations in excess of $250,000, or amend or terminate, or waive, release or assign any rights or claims under, any contract with obligations in excess of $250,000 to which BTG is a party;

    - acquire, or agree to acquire by merger, consolidation or purchase of assets or equity or otherwise, any business or assets of any other person, other than the purchase of assets from suppliers or vendors in the ordinary course of business;

    - sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of any assets outside the ordinary course of business;

    - pay, discharge, settle or satisfy any claims, liabilities or obligations, other than payments, discharges or satisfactions of less than $50,000 or payments, discharges or satisfactions in the ordinary course of business of liabilities reflected in BTG's financial statements;

    - waive any material benefits of, or agree to modify in any respect, any confidentiality, standstill or similar agreements to which BTG or any subsidiary is a party;

    - incur or guarantee any indebtedness for borrowed money, issue or sell any debt securities or warrants or rights to acquire any debt securities, guarantee any debt securities issued by another entity, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any agreement having similar economic effect to any of the above (except for borrowings in the ordinary course of business) or make any loans, advances or capital contributions to another person, other than travel and payroll advances to employees in the ordinary course of business;

    - establish, adopt, enter into or amend any employee benefit plan or similar arrangement (except as required by law);

    - increase the amount of wages, salary, commissions, fringe benefits or other compensation or remuneration payable to any officer at the level of vice president or above or to any director;

    - pay or make available any benefit not provided for under any BTG benefit plan;

    - enter into, amend or change in any way, or make any severance or termination payments under, any agreement or other arrangement not in existence as of the date of the merger agreement;

    - except for actions taken with respect to officers below the level of vice president in the ordinary course of business consistent with past practices, grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or other benefit plan or arrangement, including the grant of stock options, stock appreciation rights, stock-based or stock-related performance awards, or remove any existing restrictions in any existing BTG benefit plan or other arrangement or award or agreement made under such a plan or arrangement;

    - take any action to fund prior to when due or otherwise secure the payment of any compensation or benefits under any agreement;

    - hire, promote or fire any director or officer at the level of vice president or above;

    - change any methods of accounting or accounting practices in any respect, except as required by generally accepted accounting principles;

    - make or rescind any material tax election, settle or compromise any tax claim, action, audit or controversy which could be reasonably expected to have a material adverse effect on BTG and its subsidiaries, or change any of its methods of reporting income or deductions from those previously used in the preparation of its federal income tax returns;

    - commence or settle any material action, suit or legal proceeding;

    - enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

    - take, or permit the taking of any action, which could reasonably be expected to cause the vesting of any BTG stock options to be accelerated in accordance with the terms of any of BTG's stock option plans;

    - take, agree to take, or omit to take any action which would make any of the representations and warranties of BTG contained in the merger agreement untrue or incorrect, prevent BTG from performing or cause BTG not to perform its covenants under the merger agreement, or prevent any of the conditions set forth in the merger agreement from being satisfied prior to the termination of the merger agreement; or

    - commit or agree to take any of the above actions except as otherwise permitted by the merger agreement.

REASONABLE EFFORTS TO COMPLETE THE MERGER

    Titan and BTG are required to use reasonable efforts to make all filings required under the HSR Act and any applicable foreign antitrust laws or regulations applicable to the transaction and to use reasonable efforts to take all actions necessary to complete the merger.

LIMITATION ON BTG'S ABILITY TO CONSIDER OTHER ACQUISITION PROPOSALS

    BTG has agreed that, except in the circumstances described below, it will not, directly or indirectly:

    - solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal (as defined below) or take any action that could reasonably be expected to lead to an Acquisition Proposal;

    - furnish any information regarding BTG or its subsidiaries to any person other than Titan in connection with or in response to any Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal;

    - engage in discussions or negotiations with any person other than Titan with respect to an Acquisition Proposal;

    - approve, endorse or recommend an Acquisition Proposal; or

    - enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Proposal.

    However, BTG or BTG's board of directors is not prohibited from complying with the provisions of Rule 14e-2 under the Securities Exchange Act of 1934 or furnishing nonpublic information regarding BTG or any subsidiary of BTG to, or entering into discussions with, any person in response to a Superior Proposal (as defined below) if:

    - neither BTG nor any of its representatives has violated any of the above restrictions;

    - BTG's board of directors concludes in good faith, after consultation with BTG's outside legal counsel, that such action is required in order for BTG's board of directors to comply with its fiduciary obligations to BTG under applicable law and that such action is reasonably likely to lead to a Superior Proposal;

    - at least two business days prior to furnishing any nonpublic information to, or entering into discussions with, such person, BTG gives Titan written notice of the identity of the party making the Superior Proposal and of BTG's intention to furnish nonpublic information to, or enter into discussions with, such party;

    - at least two business days prior to furnishing any nonpublic information to the party making the Superior Proposal, BTG furnishes such nonpublic information to Titan (to the extent such nonpublic information has not been previously furnished by BTG to Titan); and

    - BTG receives from such party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such party by or on behalf of BTG.

    BTG must promptly, and in any event within twenty-four hours after receipt of any Acquisition Proposal, inquiry or indication of interest that could lead to an Acquisition Proposal or request for nonpublic information, advise Titan orally and in writing of the proposal, inquiry or request, the identity of the person making the proposal, inquiry or request and the terms thereof. BTG must keep Titan fully informed as to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

    Under the terms of the merger agreement, BTG agreed to immediately cease and cause to be terminated any existing discussions with any person that related to any Acquisition Proposal.

    In addition, at any time prior to the completion of the merger, BTG's board of directors may withhold, withdraw or modify its recommendations that BTG shareholders approve the merger agreement, the plan of merger and the merger if:

    - an unsolicited, bona fide written offer is made to BTG by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction, and such offer is not withdrawn;

    - BTG's board of directors determines in good faith (after consultation with Quarterdeck or another nationally recognized financial advisor) that such offer constitutes a Superior Proposal and is reasonably likely to be consummated;

    - BTG's board of directors determines in good faith, after having received the advice of BTG's outside legal counsel, that, in light of the Superior Proposal, the withdrawal or modification of the recommendations is required in order for BTG's board of directors to comply with its fiduciary obligations to BTG under applicable law;

    - the recommendations are not withdrawn or modified in a manner adverse to Titan at any time prior to two business days after Titan receives written notice from BTG confirming that BTG's board of directors has determined that such offer is a Superior Proposal and providing to Titan a copy of any such Superior Proposal;

    - for a period of two business days after providing written notice to Titan of that determination, BTG, if requested by Titan, must negotiate in good faith with Titan to make sufficient adjustments to the terms and conditions of the merger agreement as would enable the BTG board of directors to continue to recommend the merger with Titan on those adjusted terms;

    - BTG shall have released Titan from the provisions of any "standstill" or similar agreement restricting Titan from acquiring securities of BTG; and

    - neither BTG nor any of its representatives shall have violated any of the restrictions set forth above.

    Pursuant to the merger agreement, BTG has agreed not to release any person (other than Titan) from, or waive any provision of, any confidentiality, "standstill" or similar agreement to which BTG is a party. BTG has also agreed that it will use reasonable best efforts to enforce each such agreement if Titan should request that BTG do so. Under the terms of the merger agreement, BTG has agreed to promptly request each person that has executed, within 12 months prior to the merger agreement, a confidentiality, standstill or similar agreement in connection with an Acquisition Transaction (as defined below) to return all confidential information furnished to such person by or on behalf of BTG.

    An "Acquisition Proposal" means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Titan) contemplating or otherwise relating to any Acquisition Transaction, which is defined to include:

    - any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which BTG or any subsidiary of BTG is a constituent corporation, any person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of BTG or any subsidiary of BTG, or BTG, or any subsidiary of BTG, issues securities representing more than 20% of the outstanding securities of any class of its voting securities;

    - any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 20% or more of the consolidated net revenues, net income or assets of BTG or any subsidiary of BTG; or

    - any liquidation or dissolution of BTG or any subsidiary of BTG.

    A "Superior Proposal" means an unsolicited, bona fide written offer made by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction with respect to BTG on terms that the board of directors of BTG determines, in good faith, after consultation with outside legal counsel and Quarterdeck or another nationally recognized independent financial advisor, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the merger and the person making the merger, and would, if consummated, be in the best interests of BTG when compared to the transactions contemplated by the merger agreement. However, any such offer shall not be deemed to be a "Superior Proposal" if any financing required to consummate the transaction contemplated by such offer is not committed or is not, in the good faith judgment of BTG, reasonably capable of being obtained by such third party on a timely basis.

EMPLOYEE BENEFITS

    The merger agreement contemplates that the employees of BTG and any of its subsidiaries who are employees of Titan or any of its subsidiaries, including the surviving corporations after the completion of the merger, will be eligible to continue to participate in the health, vacation and other employee benefit plans of the employing Titan entity. In the event the employing Titan entity terminates any such health, vacation or other employee plan at any time, such employees will be eligible to participate in other Titan health, vacation or other employee benefit plans to substantially the same extent as employees of Titan in similar positions with the same seniority or years of service, and such seniority or years of service with BTG will be recognized for eligibility and vesting purposes.

CONDITIONS TO THE MERGER

    CONDITIONS OF TITAN AND BTG

    The obligations of Titan and BTG to complete the merger are subject to the satisfaction or waiver of the following conditions:

    - BTG shareholders must have approved the merger agreement, the plan of merger and the merger;

    - no provision of any applicable law or regulation and no judgment, injunction, order or decree prohibits the completion of the merger or the other transactions contemplated by the merger agreement;

    - the registration statement on Form S-4 relating to the merger must have become effective, and must not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" or other state securities laws applicable to the registration and qualification of shares of Titan's common stock must have been complied with;

    - the Titan common stock to be issued under the merger agreement must have been approved for listing on the NYSE, subject to official notice of issuance;

    - Titan must have received the consents of the requisite lenders under its credit facility;

    - the applicable waiting period under the HSR Act must have expired or been terminated;

    - any applicable waiting periods under foreign antitrust laws must have expired or been terminated and any required consents or clearances must have been obtained;

    - Titan and BTG must have received opinions from their respective counsel, in form and substance reasonably satisfactory to both, to the effect that the merger will be a tax-free reorganization for federal income tax purposes, and the respective opinions must not have been subsequently rescinded; provided, however, if Titan's or BTG's counsel does not render such an opinion, or withdraws or modifies such opinion, this condition will be deemed satisfied if the other party's counsel renders such an opinion;

    - neither Titan, T T Acquisition Corp. nor BTG shall have materially breached any of its covenants, obligations or agreements under the merger agreement; and

    - there must not have been any material adverse effect on Titan, BTG or any subsidiary of BTG.

    CONDITIONS OF TITAN

    The obligation of Titan to complete the merger is subject to the satisfaction or waiver of the following conditions:

    - there must not be pending or threatened any legal proceeding in which a governmental body is:

       (1) challenging or seeking to restrain or prohibit the consummation of the merger or any of the other transactions contemplated by the merger agreement;

       (2) seeking to obtain material damages from T T Acquisition Corp., Titan or any subsidiary of Titan in a legal proceeding relating to the merger;

       (3) seeking to prohibit or limit in any material respect T T Acquisition Corp.'s or Titan's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the surviving corporation;

       (4) seeking to materially and adversely affect the right of Titan, the surviving corporation or any subsidiary of Titan to own the assets or operate the business of BTG or any subsidiary of BTG;

       (5) seeking to compel BTG, Titan or any of their respective subsidiaries to dispose of or hold separate any material assets as a result of the merger or any of the transactions contemplated by the merger agreement;

       (6) seeking to obligate BTG, Titan or any of their respective subsidiaries to pay material damages or otherwise become subject to material adverse consequences in connection with any of the transactions contemplated by the merger agreement; or

       (7) seeking to take any other action which could otherwise result or could reasonably be expected to result in a material adverse effect on BTG or any subsidiary of BTG or, as a result of the transactions contemplated by the merger agreement, a material adverse effect on Titan;


    - the representations and warranties of BTG contained in the merger agreement (except those regarding its capitalization, prior SEC filings and financial statements), which were not qualified by a "materiality" or "material adverse effect" qualifier, must have been accurate in all material respects as of September 19, 2001 and must be accurate in all material respects on and as of the effective date of the merger, with the same force and effect as if made as of such date, except for those representations and warranties which address matters only as of a particular date, which representations must have been accurate in all material respects as of such particular date;



    - the representations and warranties of BTG contained in the merger agreement (except those regarding its capitalization, prior SEC filings and financial statements), which were qualified by a "materiality" or "material adverse effect" qualifier, must have been accurate in all respects as of September 19, 2001 and must be accurate in all respects on and as of the effective date of the merger, with the same force and effect as if made as of such date, except for those representations and warranties which address matters only as of a particular date, which representations must have been accurate in all respects as of such particular date;



    - the representations and warranties made by BTG regarding its capitalization, prior SEC filings and financial statements must have been true and correct in all respects as of September 19, 2001 and must be true and correct in all respects on and as of the effective date of the merger, with the same force and effect as if made as of such date, except for those representations and warranties which address matters only as of a particular date, which representations must have been true and correct in all respects as of such particular date; and


    - the approval of Titan's stockholders for the issuance of the shares of Titan common stock in the merger must not be required under the rules of the NYSE.

    CONDITIONS OF BTG

    The obligation of BTG to complete the merger is subject to the satisfaction or waiver of the following conditions:


    - the representations and warranties of Titan and T T Acquisition Corp. contained in the merger agreement, which were not qualified by a "materiality" or "material adverse effect" qualifier, must have been accurate in all material respects as of September 19, 2001 and must be accurate in all material respects on and as of the effective date of the merger, with the same force and effect as if made as of such date, except for those representations and warranties which address matters only as of a particular date, which representations must have been accurate in all material respects as of such particular date; and



    - the representations and warranties of Titan and T T Acquisition Corp. contained in the merger agreement, which were qualified by a "materiality" or "material adverse effect" qualifier, must have been accurate in all respects as of September 19, 2001 and must be accurate in all respects on and as of the effective date of the merger, with the same force and effect as if made as of such date, except for those representations and warranties which address matters only as of a particular date, which representations must have been accurate in all respects as of such particular date.



    As used in the merger agreement, "material adverse effect" as it relates to BTG or any subsidiary of BTG means a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of BTG and its subsidiaries taken as a whole, (ii) the ability of

BTG to complete the merger or any other transactions contemplated by the merger agreement or to perform any obligations thereunder before the termination date or (iii) Titan's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the surviving corporation. As used in the merger agreement, "material adverse effect" as it relates to Titan means a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of Titan and its significant subsidiaries taken as a whole or (ii) the ability of Titan to complete the merger or any other transactions contemplated by the merger agreement or to perform any obligations thereunder before the termination date.


    The following events, either alone or in combination, shall not constitute or be taken into account in determining whether there has been a material adverse affect on Titan, BTG or any subsidiary of BTG: (i) any event, circumstance or other matter resulting from the announcement or pendency of the merger, (ii) any change, in and of itself, in Titan's or BTG's stock price or trading volume, (iii) any event, circumstance or other matter that results from changes affecting any of the industries in which Titan, any significant subsidiary of Titan, BTG or any subsidiary of BTG operate generally or the United States economy generally (which changes in each case do not disproportionately affect Titan, any significant subsidiary of Titan, BTG or any subsidiary of BTG in any material respect) and (iv) any event, circumstance or other matter that results from changes affecting general worldwide economic or capital market conditions (which changes in each case do not disproportionately affect Titan, any significant subsidiary of Titan, BTG or any subsidiary of BTG in any material respect).

TERMINATION OF THE MERGER AGREEMENT

    TERMINATION BY MUTUAL AGREEMENT

    Titan and BTG may terminate the merger agreement at any time prior to the completion of the merger by mutual written consent.

    TERMINATION BY EITHER TITAN OR BTG

    Either Titan or BTG may terminate the merger agreement at any time prior to the completion of the merger if:

    - the merger has not been completed on or before (A) December 18, 2001, if this proxy statement/prospectus is not "reviewed" by the SEC and there is no extension of any waiting period or similar review period in connection with the notifications required under the HSR Act or any applicable foreign antitrust laws or regulations, or (B) March 18, 2002, if the SEC does conduct a review of this proxy statement/prospectus or a waiting period or similar review period is extended under the HSR Act or any applicable foreign antitrust laws or regulations, except that if the failure of the merger to have been completed on or before such date is attributable to a failure on the part of a party to perform any material obligation required to be performed by such party, then the right to terminate the merger agreement for the reason identified in this paragraph is not available to such party;

    - holders of more than two-thirds of the outstanding shares of BTG common stock do not vote to approve the merger agreement, the plan of merger and the merger at the BTG special meeting;

    - there is any final and nonappealable order, decree or ruling that permanently restrains, enjoins or otherwise prohibits the completion of the merger.

    TERMINATION BY TITAN

    Titan may terminate the merger agreement at any time, if any of the following (a "Triggering Event") occurs:

    - BTG's board of directors fails to recommend that BTG shareholders vote to approve the merger agreement, the plan of merger and the merger;

    - BTG's board of directors withdraws, modifies or amends in any respect adverse to Titan its recommendation that BTG shareholders approve the merger agreement, the plan of merger and the merger;

    - BTG's board of directors makes any disclosure to BTG shareholders or a public announcement that makes it reasonably apparent that, absent the restrictions described in the merger agreement, BTG's board of directors would withdraw, modify or amend in any respect adverse to Titan its recommendation that BTG shareholders approve the merger agreement, the plan of merger and the merger;

    - BTG fails to include its recommendation that BTG shareholders approve the merger agreement, the plan of merger and the merger in this proxy statement/prospectus;

    - BTG's board of directors fails to reaffirm in writing its recommendation that BTG shareholders approve the merger agreement, the plan of merger and the merger, or fails to reaffirm in writing its determination that the merger is in the best interests of BTG, within five business days after Titan exercises its right to request in writing that such recommendation or determination be reaffirmed, provided, that this right may only be exercised once by Titan in the absence of an Acquisition Proposal;

    - BTG's board of directors approves, endorses or recommends, or resolves or announces an intention to approve, endorse or recommend, any Acquisition Proposal;

    - BTG enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal;

    - any tender offer or exchange offer relating to the outstanding shares of BTG common stock is commenced and either BTG's board of directors recommends acceptance of the tender offer or exchange offer, or within ten business days of the commencement of the tender offer or exchange offer, BTG's board of directors fails to recommend against approval of the tender offer or exchange offer by BTG shareholders;

    - an Acquisition Proposal is publicly announced, and BTG either fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced or otherwise fails to actively oppose such Acquisition Proposal; or

    - there is a breach of BTG's obligations described in the section entitled "LIMITATION ON BTG'S ABILITY TO CONSIDER OTHER ACQUISITION PROPOSALS" above, other than an inadvertent breach of an obligation of BTG to notify Titan of other acquisition proposals, provided such breach is cured within twenty-four hours of its occurrence.

    In addition, Titan may terminate the merger agreement at any time if:


    - any representation or warranty of BTG (except those regarding its capitalization, prior SEC filings or financial statements), which was not qualified by a "materiality" or "material adverse effect" qualifier, was inaccurate in any material respect;

    - any representation or warranty of BTG (except those regarding its capitalization, prior SEC filings or financial statements), which was qualified by a "materiality" or "material adverse effect" qualifier, was inaccurate in any respect;



    - any representation or warranty of BTG regarding its capitalization, prior SEC filings or financial statements was untrue or incorrect in any respect;


    - BTG materially breaches any covenant, obligation or agreement in the merger agreement; or

    - there was a material adverse effect on BTG or any subsidiary of BTG.

    TERMINATION BY BTG

    BTG may terminate the merger agreement at any time if:


    - any representation or warranty of Titan or T T Acquisition Corp., which was not qualified by a "materiality" or "material adverse effect" qualifier, was inaccurate in any material respect;



    - any representation or warranty of Titan or T T Acquisition Corp., which was qualified by a "materiality" or "material adverse effect" qualifier, was inaccurate in any respect;


    - Titan or T T Acquisition Corp. materially breaches any covenant, obligation or agreement in the merger agreement;

    - there was a material adverse effect on Titan; or

    - by the close of business on the fifth business day before the date of the BTG special meeting, all of the conditions precedent to Titan's obligations to complete the merger other than Titan's receipt of consents from the requisite lenders under its credit facility have been obtained, and BTG agrees to waive this condition, but Titan and T T Acquisition Corp. refuse to waive such condition.

    If the merger agreement is terminated pursuant to any of the provisions described above in this section, the merger agreement will become void and of no effect, with no liability on the part of Titan or BTG, except as described below under "TERMINATION FEE; EXPENSES."

TERMINATION FEE; EXPENSES

    BTG has agreed to pay to Titan a termination fee in an amount equal to $5,000,000, if the merger agreement is terminated and any of the following additional circumstances exist:

    - The merger agreement is terminated by Titan because a Triggering Event has occurred; or

    - The merger agreement is terminated by either Titan or BTG because (x) the merger has not been completed on or before (A) December 18, 2001, if this proxy statement/prospectus is not "reviewed" by the SEC and there is no extension of any waiting period or similar review period in connection with the notifications required under the HSR Act or any applicable foreign antitrust laws or regulations, or (B) March 18, 2002, if the SEC does conduct a review of this proxy statement/prospectus or a waiting period or similar review period is extended under the HSR Act or any applicable foreign antitrust laws or regulations, or (y) BTG shareholders do not vote at the BTG special meeting to approve the merger agreement, the plan of merger and the merger, and:

       (1) at or prior to the termination of the merger agreement, an Acquisition Proposal is disclosed, announced, commenced, submitted or made; and

       (2) within five months following the termination of the merger agreement, BTG enters into a definitive agreement related to, or consummates, an Acquisition Transaction with any person.

    Titan has agreed to pay BTG a termination fee of $1,000,000 in cash if all of the conditions precedent to Titan's obligations to complete the merger other than Titan's receipt of approvals from the requisite lenders under its credit facility have been obtained, and the merger agreement is terminated as a result of Titan's failure to secure these required lender approvals by the close of business on the fifth business day before the date of the BTG special meeting.

    The merger agreement provides that all fees and expenses, other than any termination fee, incurred in connection with the merger agreement and the transactions contemplated by the merger agreement are to be paid by the party incurring such expenses. However, Titan and BTG are required to share equally all fees and expenses, other than attorneys' fees, incurred in connection with the filing, printing and mailing of the registration statement of which this proxy statement/prospectus is a part, the preliminary proxy statement/prospectus and any amendments or supplements to the preceding documents (if required), the filing by any of the parties to the merger agreement of reports and forms relating to the transaction under the HSR Act and the filing of any notice or other document under any applicable foreign antitrust law or regulation.

AMENDMENTS TO THE MERGER AGREEMENT

    The merger agreement and the plan of merger may be amended, modified or waived by Titan's or BTG's board of directors at any time (whether before or after approval of the merger agreement and plan of merger by BTG shareholders) if the amendment or waiver is in writing and signed, in the case of an amendment, by BTG and Titan or, in the case of a waiver, by the party against whom the waiver is to be effective. However, after the approval of the merger agreement, the plan of merger and the merger by the shareholders of BTG, no amendment may be made which by law requires further approval of BTG shareholders without the further approval of BTG shareholders.

                              THE VOTING AGREEMENT

    The following description of the voting agreement describes the material terms of the voting agreement. A complete copy of the voting agreement is attached as ANNEX C to this proxy statement/ prospectus and is incorporated into this proxy statement/prospectus by reference. All stockholders are urged to read the voting agreement carefully.


    On September 19, 2001, as an essential condition and inducement to Titan and T T Acquisition Corp. entering into the merger agreement, Titan, T T Acquisition Corp. and five BTG directors and executive officers, referred to as the BTG Principal Shareholders, entered into a voting agreement. Under the voting agreement, the BTG Principal Shareholders have agreed to vote, or cause the record holders of their BTG securities to vote, the BTG securities beneficially owned by them as of September 19, 2001, and any other BTG securities acquired by them after September 19, 2001, in the following manner:


       - in favor of the merger agreement, the plan of merger and the merger;

       - in favor of other actions contemplated by the merger agreement in connection with any meeting of, or solicitation of consents from, BTG shareholders where such matters are submitted to a vote of BTG shareholders;

       - against approval or adoption of any extraordinary corporate transaction or Acquisition Proposal (in each case, other than the merger);

       - against approval or adoption of resolutions which would have the effect of preventing or delaying completion of the merger or BTG from performing its obligations under the merger agreement; and

       - against any other action that would constitute a breach of any representation, warranty, covenant or obligation of BTG contained in the merger agreement.


    The BTG common stock beneficially owned by the BTG Principal Shareholders represented approximately 23.1% of the shares of BTG common stock outstanding as of September 18, 2001. The BTG Principal Stockholders consist of the following persons:



       - Dr. Edward H. Bersoff;


       - Marilynn D. Bersoff;

       - Donald M. Wallach;

       - John Littley, III; and

       - Linda E. Hill.


    Under the voting agreements, each BTG Principal Shareholder delivered an irrevocable proxy to Titan to vote the BTG common stock or other BTG securities owned of record by such BTG Principal Shareholder on September 19, 2001 or which such BTG Principal Shareholder acquires after September 19, 2001 to approve the merger agreement, the plan of merger and the merger, as described under "IRREVOCABLE PROXIES" below.



    The BTG Principal Shareholders have agreed not to take any of the following actions until the effective time of the merger or, if earlier terminated, the termination of the voting agreements, and to use their reasonable efforts not to allow any of their representatives to take any of the following actions:


       - initiate, solicit, facilitate or encourage the submission of an Acquisition Proposal for BTG;

       - engage in any discussions or negotiations with respect to an Acquisition Proposal for BTG;

       - furnish any information regarding BTG or any BTG subsidiary to any person in connection with or in response to any Acquisition Proposal for BTG or to an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

       - execute any other proxies or other voting arrangements with respect to BTG capital stock or rights to acquire BTG capital stock; or


       - transfer or otherwise dispose of any shares of capital stock beneficially owned by the BTG Principal Shareholders.


    The voting agreement will terminate on the earlier to occur of the effective time of the merger or on the date the merger agreement is validly terminated.

    IRREVOCABLE PROXIES


    Under the voting agreement, and as a condition and inducement to Titan's entering into the merger agreement, each BTG Principal Shareholder granted an irrevocable proxy dated September 19, 2001 to Titan, with power of substitution and resubstitution. Under the terms of each proxy, Titan has the authority to vote the BTG common stock or other shares of BTG securities owned of record by the applicable BTG Principal Stockholder as of September 19, 2001, together with all other shares of BTG common stock or other BTG securities the BTG Principal Shareholder acquires after September 19, 2001, in favor of the approval of the merger agreement, the plan of merger and the merger and the other transactions contemplated by the merger agreement. Each proxy authorizes Titan to vote these shares at any meeting of shareholders of BTG, or in connection with any solicitation of written consents from shareholders of BTG, called or solicited for the purpose of voting on the merger agreement, plan of merger and the merger and the other actions contemplated by the merger agreement. Each proxy is coupled with an interest and is irrevocable. The proxy and the rights contained in it will terminate upon the termination of the voting agreements.

                          INFORMATION RELATING TO BTG

BUSINESS

    BACKGROUND


    BTG is an information systems and technical services company. It provides complete solutions to a broad range of the complex systems needs of the U.S. government and its agencies and departments and other commercial and state and local government customers. Since BTG was founded in 1982, it has been providing highly sophisticated software-based solutions to its customers, especially those in the U.S. government defense intelligence community.


    BTG's headquarters and executive offices are located at 3877 Fairfax Ridge Road, Fairfax, Virginia 22030-7448, and its telephone number is (703) 383-8000.

    BTG OPERATIONS

    BTG's services and solutions are focused on four principal areas:

    - ANALYSIS AND CONSULTING--BTG helps its clients manage their knowledge and information resources. BTG provides modeling and simulation, information fusion, and competitive intelligence to customers that include the U.S. Department of Defense ("DOD"), and the Board of Education in Okaloosa County, Florida.


    - SOLUTIONS DEVELOPMENT--BTG's engineers provide solutions by combining BTG's proven business processes and its strategic partnerships with leading technology firms like The SAS Institute ("SAS"), Microsoft Corporation, Peregrine Systems and Cisco Systems. BTG's customers in this area include: the U.S. Navy, U.S. Air Force, U.S. Marine Corps, Defense Advanced Research Projects Agency, Federal Aviation Administration ("FAA"), and Verizon.


    - SYSTEMS INTEGRATION--BTG analyzes its customers' business processes, recommends proven commercial off-the-shelf products, and uses its technical expertise to integrate them into existing hardware and software resources. BTG's customers include the Office of Naval Intelligence and the National Science Foundation.

    - OPERATIONS AND SUPPORT--BTG provides clients with technical experts who provide a full range of enterprise management services, including hands-on systems installation and maintenance, management of network operations centers, help desk support, and training in the efficient use of the new systems. BTG's customers include the U.S. Army Communications and Electronics Command, the Securities and Exchange Commission, the Joint Chiefs of Staff, and the FAA.


    Prior to fiscal 1999, BTG operated a division that was responsible for reselling computer hardware and software products (the "Product Reselling Business"), principally to the U.S. government. In February 1998, BTG entered into an asset purchase agreement with GTSI Corp. under which BTG completed the sale to GTSI of substantially all of the operating assets, contracts and customer orders of the Product Reselling Business. Additionally, during fiscal 2000, the last two product reselling contracts held by BTG were terminated. As a result of exiting the Product Reselling Business, BTG does not expect to have any significant product revenues in the future. In fact, during fiscal 2001 and 2000, the amount of revenues from the sale of products decreased by over 84% and 69%, respectively.


    BTG has almost two decades of experience providing expert services and technology-based solutions to its customers. It applies its experience and technical knowledge in areas that range from air combat to educational accountability, from counter-terrorism to data warehousing. BTG's proven business processes have become the foundation of expert practice areas in:

    - Intelligence Analysis and Dissemination;

    - Geographic Information Systems;

    - Network Engineering and Enterprise Management;

    - Data Management;

    - Domestic Emergency Preparedness;

    - Modeling, Simulation and Training; and

    - Technology in the Law.

    CUSTOMERS AND CUSTOMER SUPPORT


    A substantial portion of BTG's revenues come from contracts with various agencies of the U.S. government, including all four armed forces, the Defense Intelligence Agency, the General Services Administration, the National Security Agency, and many of the civilian U.S. government agencies such as the FAA and the Departments of Commerce and Justice. In addition, BTG has performed projects for, or supplied computer hardware, software and integrated systems to, a number of commercial customers, as well as several state and local governments. As of June 30, 2001, BTG was providing services under approximately 500 active U.S. government contracts.



    In fiscal 2001 and 2000, approximately 79% and 83% respectively, of BTG's revenues came from U.S. government contracts. The following table sets forth BTG's estimates of the sources of its revenues in the last two fiscal years:


                                                                   FISCAL YEARS
                                                                       ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                2001           2000
                                                              --------       --------
                                                                    (% OF TOTAL
                                                                     REVENUES)
U.S. Government--DOD agencies...............................     59%            62%
U.S. Government--civilian agencies..........................     20             21
Commercial customers and state and local governments........     21             17


    BTG offers its customers a full range of support services for the systems its develop, and strives to understand thoroughly the environment of the end-user of its systems. Its employees work directly with customers throughout each project to ensure that the solutions it provides satisfies its customers' needs. Of major importance to BTG are timely implementation and rapid assistance. BTG provides rapid support and backup, by telephone hotline and in person, for systems in use throughout the world. Its revenues are highly dependent on the U.S. government's demand for the services it offers. Changes in the structure, composition and/or buying patterns of the U.S. government could affect BTG's future operations.


    BACKLOG

    BTG's total contract backlog is only a portion of its total contract capacity (I.E., the maximum amount that customers could purchase under their contracts with BTG) and represents management's estimate of the aggregate revenues that will be earned by BTG over the life of all of its contracts, including option periods. Because many of its contracts are multi-year contracts and contracts with option years, total contract backlog represents revenues expected to be realized over a number of years into the future. Estimated total contract backlog as of June 30, 2001 and 2000 was $605.3 million and

$428.8 million, respectively. BTG differentiates among the following four types of backlog, which together constitute total backlog:

    - FUNDED BACKLOG is negotiated and authorized backlog for which the customer has secured funding and has indicated that funding is available to BTG for billing. BTG had $136.0 million of Funded Backlog as of June 30, 2001.

    - AUTHORIZED BUT NOT FUNDED (UNFUNDED) BACKLOG is negotiated and authorized backlog for which the customer has not secured funding. BTG had $101.0 million of Authorized but Not Funded Backlog as of June 30, 2001.

    - OPTIONS BACKLOG is the total value of contract options that have been negotiated, but for which the customer has not authorized work to begin. BTG had $169.4 million of Options Backlog as of June 30, 2001.

    - IDIQ BACKLOG is the estimated total value of revenue expected to be realized over the remaining life of an existing indefinite delivery-indefinite quantity ("IDIQ") contract. Management estimates this amount and periodically adjusts the estimate upward or downward based upon actual experience under each specific IDIQ contract. BTG had $198.9 million of IDIQ Backlog as of June 30, 2001.


    The preceding information regarding contract backlog and future revenues to be derived therefrom is forward-looking and is subject to certain risks and uncertainties including, but not limited to, the inherent difficulty of predicting future contract potential, a dependence on the continued funding of U.S. government programs and contract procurements, and the risk of contract termination.


    COMPETITIVE FACTORS


    BTG believes that it has successfully functioned in the U.S. government information technology market since its inception. This market is generally characterized by significant barriers to entry, including highly structured procurement rules and procedures and relatively long sales cycles (often several years). In addition, many contracts in the defense and intelligence areas require that employees have high-level security clearances. BTG believes the following factors enable it to compete effectively in the U.S. government information technology market, as well as the commercial and state and local government arenas.



    - TEAMING AGREEMENTS--An important factor in BTG's ability to maintain its competitive stance is its ability to enter into teaming relationships, in which it may be either a prime contractor or subcontractor. BTG maintains teaming relationships with major U.S. government contractors, including General Dynamics, Raytheon, Litton, and Lockheed Martin Corporation. These arrangements enable BTG to bid on and participate in a greater number of increasingly large and complex procurement projects. Teaming relationships have enabled BTG to secure several U.S. government contracts during the past several years.


    - STRATEGIC PARTNERSHIPS--BTG has entered into a number of strategic alliances with technology companies including SAS, Microsoft, and Peregrine Systems.


    - SECURITY CLEARANCES--Many of BTG's U.S. government contracts require it to maintain facility security clearances complying with DOD requirements, including Sensitive Compartmented Information Facilities for the performance of classified work under its contracts. Obtaining necessary certifications for this type of space is costly and time consuming. As of June 30, 2001, approximately 1,500 of BTG's employees possessed secret or top secret security clearances, which are required for the performance of certain of its contracts. None of BTG's contracts has ever been terminated for security reasons.

    - DIVERSIFIED CUSTOMER RELATIONSHIPS--BTG provides services to a diverse group of customers: 59% percent of BTG's fiscal year 2001 revenues were from defense and intelligence agencies; 20% were from federal civilian agencies; and 21% were from commercial and state and local government customers.

    In seeking to provide a broad range of services and products that address the complete information technology needs of its customers, BTG participates, to varying degrees, in multiple areas of the information technology market, including markets for systems engineering, development and integration services. Within each area, BTG competes against different firms of varying sizes, with different specializations and skills. Each of the areas in which BTG operates is competitive. The number and size of competitors vary among operating groups and within the individual divisions of each group. Frequently, the number and identity of competitors vary even from program to program within a given business area. Many of BTG's competitors are significantly larger and have greater financial resources than BTG. Some of these competitors are part of large, diversified companies that have access to the financial resources of their parent companies.

    BTG believes that the principal competitive factors in providing information systems and technical services are management capability, technical understanding, customer satisfaction, past contract performance, personnel qualifications, including security clearances, and price. During its recent history, BTG has been very successful in securing the exercise of contract option years in its services business. BTG believes this to be attributable to the strength of its past contract performance and its competitive prices. Further, its senior management team has an extensive number of years of industry-specific technical and managerial experience. As a result, BTG believes it is able to compete favorably on each of the principal competitive factors within the services business.


    U.S. government contracts are periodically subjected to the competitive bidding process, and BTG has generally been successful in retaining its incumbent business. In addition, a significant number of the opportunities BTG pursues are large dollar value procurements. In such cases, in order to enhance its ability to compete, BTG often forms teams or joint ventures with one or more firms possessing complementary technical skills, which firms may be BTG's competitors in other procurements.


    CERTAIN REGULATORY MATTERS

    The nature of BTG's business subjects it to various regulatory restrictions and limitations, including those set forth as follows:


    - U.S. GOVERNMENT CONTRACT AUDITS AND INVESTIGATIONS--U.S. government contractors are commonly subject to various audits and investigations by U.S. government agencies. Among the agencies that oversee or enforce contract performance are the Defense Contract Audit Agency ("DCAA"), the Inspectors General of the various departments, the Defense Criminal Investigative Service, the General Accounting Office and the Department of Justice. These audits and investigations involve the review of a contractor's performance on its contracts, as well as its pricing practices, costs and compliance with applicable laws, regulations and standards. The DCAA generally audits cost-reimbursable contracts to verify that costs have been properly charged to the U.S. government. Final audits by the DCAA have been completed for fiscal years through 1998. BTG has not experienced any material adverse effects as a result of these completed audits. Management does not expect the completion of future audits on open years 1999 through 2001 to have a material adverse effect on BTG's consolidated financial position.



    - EXPORT REGULATIONS--United States law and regulations issued by various agencies of the U.S. government, including but not limited to the Departments of Commerce, Treasury and State, restrict and regulate the export of technology as well as goods and commodities provided by United States businesses to foreign entities and controlled foreign subsidiaries and affiliates.

      BTG is subject to certain of these regulations with respect to technology developed by BTG that is sold to non-U.S. customers.


    EMPLOYEES

    As of June 30, 2001, BTG had 1,923 employees on staff, of which 1,758 were employed in technical or managerial positions. Management believes that BTG is competitive in hiring and retaining qualified personnel. BTG emphasizes both technical and leadership training as well as career development assistance for all of its employees.

    BTG has a values-based culture and emphasizes integrity, teamwork, and customer focus and satisfaction. BTG requires all of its employees to complete training in, and to certify that they understand and will adhere to, BTG's standards of conduct as described in its written code of ethics.

    As of June 30, 2001, 35 of BTG's employees were represented by a labor union. BTG considers its relations with its employees to be good and it has not experienced any significant labor problems.

MARKET FOR BTG'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

    BTG's common stock is publicly traded on the Nasdaq Stock Market's National Market under the symbol "BTGI." The stock has been publicly traded since December 1994. The high and low sale closing prices per share of common stock for each quarter of fiscal 2001 and 2000 and the first and second quarters of fiscal 2002 are as follows:

                                           2002                  2001                  2000
                                    -------------------   -------------------   -------------------
QUARTER ENDED                         HIGH       LOW        HIGH       LOW        HIGH       LOW
-------------                       --------   --------   --------   --------   --------   --------
March 31..........................   $   --     $   --     $ 6.75     $ 5.31    $ 11.00     $ 7.88
December 31.......................       --         --       8.50       5.13       8.13       6.00
September 30......................    12.35       7.90       9.00       7.75       8.81       6.25
June 30...........................     8.98       5.44       9.69       7.00       7.44       5.13

    BTG has never paid cash dividends on its common stock and is currently prohibited from doing so under its line of credit facility. It is the present policy of BTG to retain earnings to finance the growth and development of its business and, therefore, BTG does not anticipate paying cash dividends on its common stock in the foreseeable future.


    BTG has authorized 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. At October 5, 2001, 8,984,260 shares of common stock were outstanding. No preferred shares have been issued. BTG had approximately 256 shareholders of record on October 5, 2001.


RECENT SALES OF UNREGISTERED SECURITIES

    On December 1, 2000, BTG sold an aggregate of 778 shares of common stock to a senior vice president of BTG for an aggregate cash purchase price of $4,909.18. The issuance of the securities was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The recipient of the securities represented his intention to acquire the securities for investment only and not with a view to or for distribution. The senior vice president had adequate access to information about BTG through his relationship with BTG.

BTG MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    You should read the following discussion together with BTG's consolidated financial statements and the related notes to those financial statements that are included in this proxy statement/prospectus. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. BTG's future results could differ materially from those discussed here.

    NATURE OF BTG'S BUSINESS


    BTG is an information systems and technical services company. For nearly two decades, BTG has developed and provided solutions to the complex systems needs of the U.S. government, as well as to other commercial and state and local government customers. BTG's current services and solutions are focused on four principal areas of competency: (i) analysis and consulting; (ii) solutions development; (iii) systems integration; and (iv) operations and support.



    Since its founding, BTG has provided highly sophisticated software-based solutions to its customers, especially to those in the U.S. government defense intelligence community. More recently, BTG has seen that the skills it has developed in working with U.S. government agencies are increasingly useful for commercial and state and local government customers and, in this regard, BTG has seen that a larger percentage of its revenues has been derived from this customer set. BTG's proven business processes have become the foundation of expert practice areas in Information Management, Geographic Information Systems, Technology in Schools, Emergency Management, Airborne Systems, Data Warehousing, Modeling and Simulation, Enterprise Support, Client Care Services, Information and Network Security, and Network Design and Architecture.



    BTG has an experienced management team and 1,923 employees at June 30, 2001, with approximately 2,200 technical and professional degrees and certifications. Due to the classified nature of much of the work that BTG does in the U.S. government defense and intelligence markets, the majority of its employees have received secret or top secret security clearances from the U.S. government. BTG's customers include the four U.S. armed forces, many of the U.S. intelligence and civilian agencies, a variety of commercial entities including Verizon, Federal Express, and NCR, and a number of state and local governments in Colorado, Florida, North Carolina and Virginia. BTG is headquartered in Fairfax, Virginia and has employees in over 93 locations worldwide.

    RESULTS OF OPERATIONS FOR FISCAL YEARS 2001, 2000 AND 1999

    The following table sets forth for the periods indicated (i) the percentage of revenues represented by major items of income and expense included in the consolidated statements of operations and (ii) the percentage period-to-period change in such items.

                                                      PERCENTAGE OF REVENUE
                                                        FISCAL YEAR ENDED                PERIOD-TO-PERIOD
                                                             MARCH 31                   INCREASE/(DECREASE)
                                                  ------------------------------   -----------------------------
                                                    2001       2000       1999     2001 VS. 2000   2000 VS. 1999
                                                  --------   --------   --------   -------------   -------------
Revenues:
  Contract revenue..............................    96.8%      82.0%      54.9%          6.5%           17.7%
  Product sales.................................     3.2%      18.0%      45.1%        (83.7)%         (68.7)%
Total revenues..................................   100.0%     100.0%     100.0%         (9.7)%         (21.3)%
Direct Costs:
  Contract costs (as a % of contract revenue)...    65.7%      65.6%      65.3%          6.7%           18.3%
  Cost of product sales (as a % of product
    sales)......................................    93.3%      95.7%      96.6%        (84.2)%         (69.0)%
Total direct costs (as a % of total revenues)...    66.6%      71.0%      79.4%        (15.3)%         (29.6)%
Indirect, general and administrative expenses...    28.3%      24.1%      17.5%          6.1%            8.5%
Depreciation and amortization expense...........     1.3%       0.9%       0.6%         36.2%           12.2%
Restructuring charge............................      --         --        0.6%           --          (100.0)%
Operating income................................     3.8%       4.1%       1.9%        (15.0)%          64.2%
Interest expense, net...........................    (1.4)%     (0.8)%     (1.2)%        63.3%          (51.5)%
Unusual charge..................................      --         --       (0.4)%          --           100.0%
Gain (loss) on sales of investments, net........    (0.4)%       --        1.1%           (B)          100.0%
Other...........................................      --         --       (0.1)%          --           100.0%
Income from continuing operations before income
  taxes.........................................     2.0%       3.3%       1.4%        (45.4)%          87.2%
Provision for income taxes......................     0.8%       1.4%       0.5%        (50.7)%         126.4%
Income from continuing operations...............     1.2%       1.8%       0.9%        (41.2)%          65.0%
Loss from discontinued operations...............      --         (A)      (0.2)%      (100.0)%         (84.8)%
Net income......................................     1.2%       1.8%       0.6%        (39.7)%         122.4%

------------------------

(A) Amount is less than 0.1%.

(B) There was no expense for this item in a comparison year.

    REVENUES

    Historically, BTG has earned revenues from both contract activities and product sales. Contract revenue, earned from BTG's services and solutions business, is typically less seasonal than product sales, but fluctuates from month to month based on contract delivery schedules. Contract revenue is typically characterized by lower direct costs than product sales, yet generally requires a higher relative level of infrastructure support. Year-to-year increases in contract revenue have generally resulted from (i) increases in volume, driven by additional work requirements under existing contracts,
(ii) new contract awards, and (iii) focused acquisitions. BTG's operating performance is affected by both the number and type of contracts held, the timing of the installation or delivery of BTG's services and products, and the relative margins of the services performed or products sold. In general, BTG recognizes its highest margins on its most specialized systems engineering and software development projects and lower margins on sales of commercial off-the-shelf products.


    In 1997, BTG identified what it believed to be a dramatic change in the federal product reselling market. The U.S. government's product purchasing strategy shifted its focus to contract vehicles such as

General Services Administration Schedules, which heavily weigh lowest price as opposed to best value. As profit margins in the product reselling business began to shrink during fiscal 1998, BTG realized that only the largest product resellers could generate the volume of sales required to compensate for the decreasing product margins. Accordingly, on February 12, 1998, BTG entered into an asset purchase agreement with GTSI, a large reseller of computer products in the U.S. government market. Under this agreement, BTG sold to GTSI (i) certain assets, principally inventory and property and equipment and (ii) certain reselling contracts and related outstanding customer orders associated with BTG's computer hardware and software reselling operating division (the "GTSI Transaction"). Additionally, during fiscal 2000, BTG terminated its last two product reselling contracts and, as a result, expects no significant product revenues in future periods. It is currently planned that future product revenues will only be derived from sales that are incidental to BTG's services contracts.


    Total revenue for both fiscal 2001 and 2000 decreased from their respective prior fiscal years. In fiscal 2001, BTG's revenues decreased by $24.2 million, or 9.7%, from fiscal 2000 and revenues for fiscal 2000 decreased by $67.4 million, or 21.3%, from fiscal 1999. These decreases were principally due to BTG's strategic shift out of the high-volume, low-margin product reselling business, which resulted in both the GTSI Transaction and the subsequent termination of two remaining product reselling contracts. Offsetting the reductions in BTG's product sales were increased revenues in its services and solutions business. Fiscal 2001 contract revenue increased $13.3 million, or 6.5%, from fiscal 2000, which increased $30.7 million, or 17.7%, over fiscal 1999. The net increase from 2000 to 2001 is primarily due to additional contract wins and extensions from contracts in BTG's existing operating units and from revenue recognized under contracts acquired in connection with a business combination in April 2000. These increased business activities were offset by certain contracts that were completed, most notably the enterprise support services effort with the U.S. Department of Education for which BTG was not awarded the follow-on work. Much of the revenue growth experienced by BTG's existing operating units came from state and local government and commercial customers. In fiscal 2001, 21% of BTG's total revenue was derived from state and local government and commercial customers, whereas in fiscal 2000, 17% of revenues came from these customers.

    Consistent with BTG's strategic business plan of focusing on its core services and solutions business, its product sales have decreased from fiscal 2000 to fiscal 2001 by $37.5 million, or 83.7%. There was a $98.1 million, or 68.7%, decrease in product sales from fiscal 1999 to fiscal 2000. Included in fiscal 1999 product sales revenue was $93.6 million generated as a result of certain contracts that were awarded to BTG's former product reselling business unit in a prior year, and subcontracted to GTSI as part of the GTSI Transaction (the "Royalty Contracts"). Pursuant to an agreement entered into as part of the GTSI Transaction, GTSI assumed substantially all of the future performance requirements of the Royalty Contracts under a subcontractor agreement and BTG received a fee of 1% or 2% on total product sales made under such contracts. In the last quarter of fiscal 1999, BTG entered into a separate agreement with GTSI and will receive no future revenue from such contracts.

    DIRECT COSTS

    BTG's direct costs, expressed as a percentage of total revenues, decreased to 66.6% in fiscal 2001, down from 71.0% in fiscal 2000 and 79.4% in fiscal 1999. This is indicative of the decreased proportion of total revenues derived from product sales, which typically have higher direct costs than do revenues generated from services contracts.

    Contract costs include the costs of labor, subcontractors, materials, and other costs directly related to the generation of contract revenue. Contract costs as a percentage of contract revenue were consistent in fiscal 2001, 2000, and 1999 at 65.7%, 65.6% and 65.3%, respectively.

    As a percentage of product sales, BTG's cost of product sales was 93.3% in fiscal 2001, 95.7% in fiscal 2000, and 96.6% in fiscal 1999. In fiscal 1999, the lower gross margin was primarily due to the

1-2% contractual margin earned from the Royalty Contracts. With no product sales from the Royalty Contracts in fiscal 2000, BTG would have expected a higher gross profit margin on product sales than that which was experienced. The lower-than-anticipated gross margin in fiscal 2000 was principally due to a $1.0 million addition to the reserve for anticipated warranty costs, which is included in cost of product sales. This warranty reserve is related to computer hardware products sold by BTG's former product reselling division prior to the GTSI Transaction. Excluding this additional warranty reserve, the gross margins experienced on product sales were consistent in fiscal 2001 and 2000.

    INDIRECT, GENERAL AND ADMINISTRATIVE EXPENSES

    BTG includes the costs of indirect labor, fringe benefits, overhead, sales and administration, bid and proposal, and research and development in its indirect, general and administrative expenses. These costs for fiscal 2001 increased by $3.6 million or 6.1%. This increase was primarily due to indirect costs associated with supporting the business acquired from the April 2000 business combination and from an increase in the overall volume of contract revenues.

    In fiscal 2000, BTG's indirect, general and administrative costs increased by $4.7 million, or 8.5%, from fiscal 1999. This was primarily due to indirect costs associated with supporting the business acquired from the acquisition of STAC, Inc. and an increase in contract revenues.

    Included in indirect, general and administrative expenses in fiscal 2001 and 2000 was $677,000 and $492,000, respectively, in employee severance pay. There was no such expense incurred in fiscal 1999.

    Expressed as a percentage of total revenues, indirect, general and administrative expenses increased in both fiscal 2001 and 2000 to 28.3% and 24.1%, respectively, up from 17.5% in fiscal 1999. This increase is principally reflective of the decreased proportion of total revenues derived from product sales, which typically have lower indirect, general and administrative expenses than do revenues generated from services contracts. As a percentage of contract revenue, these costs decreased to 29.2% in fiscal 2001, down from 29.3% and 31.8% in fiscal 2000 and 1999, respectively.

    DEPRECIATION AND AMORTIZATION EXPENSE

    Depreciation expense increased from fiscal 2000 to fiscal 2001 by $347,000, or 22.9%. This was primarily due to the depreciation of assets acquired from the business combination in April 2000. The $240,000, or 18.9%, increase from fiscal 1999 to fiscal 2000 was primarily due to BTG's new financial system, acquired in fiscal 2000, offset by the retirement of certain assets.

    Amortization expense, which includes the amortization of goodwill and other intangible assets, increased from fiscal 2000 to fiscal 2001 by $450,000, or 64.8%. This was solely due to the goodwill associated with the business combination consummated in April 2000.

    Amortization expense remained relatively consistent from fiscal 1999 to fiscal 2000. This was attributable to an increase of $278,000 in fiscal 2000 associated with the STAC acquisition, offset by certain intangible assets that were fully amortized at the end of fiscal 1999.

    RESTRUCTURING CHARGE

    BTG recognized a restructuring charge of $1.8 million during fiscal 1999. This resulted from an increase in the estimated restructuring costs accrued during fiscal 1998 as a result of the divestiture of BTG's former product reselling division. Specifically, the fiscal 1999 charges related to an additional write-off of certain assets of the product reselling division and additional facility costs associated with terminating leases for unused space previously occupied by the product reselling division. There were no comparable charges in fiscal 2000 or 2001.

    INTEREST EXPENSE

    The primary component of BTG's interest expense has resulted from the financing costs on borrowings under its revolving line of credit (the "Credit Facility"). The Credit Facility has been used historically to fund both BTG's working capital needs and certain business combinations. In addition to the interest paid on Credit Facility borrowings, BTG incurred financing costs in fiscal 2001, 2000 and 1999 resulting from the issuance of promissory notes entered into to finance certain acquisitions. Cash used to reduce outstanding debt was primarily generated from the collection of outstanding receivables and from proceeds made available from sales of investments. Interest expense for fiscal 2001 increased by $1.2 million from fiscal 2000 due, in large part, to the additional debt obtained to finance the business combination BTG consummated in April 2000, offset by a higher level of collections of existing receivables. The number of days sales outstanding in BTG's receivables was reduced from 102 at March 31, 2000 to 95 at March 31, 2001. In addition to the higher monthly average debt outstanding during fiscal 2001, as compared to 2000, interest expense increased as a result of higher prevailing interest rates in the general U.S. economy. The effective interest rate paid by BTG in fiscal 2001 was 9.65%, as compared to 8.38% in fiscal 2000. Interest expense in fiscal 2000 decreased $2.0 million, or 51.5%, from fiscal 1999. This was due to a significant reduction in the average balance outstanding under the Credit Facility and repayment of the promissory notes used to finance the STAC acquisition.

    UNUSUAL CHARGES

    BTG recognized an unusual charge of $1.2 million during fiscal 1999 as a result of a series of agreements it entered into with GTSI during February 1999 to settle a number of issues that arose subsequent to the GTSI Transaction. There were no comparable costs in fiscal 2000 or 2001.

    GAIN (LOSS) ON SALES OF INVESTMENTS, NET

    BTG recognized losses on sales of investments in fiscal 2001 of $955,000, the majority of which resulted from a $905,000 loss on the sale of 1.3 million shares of common stock BTG held in GTSI. This represented a liquidation of the remainder of BTG's equity holdings in GTSI, which were originally acquired as a portion of the consideration received under the GTSI Transaction.

    In fiscal 1999, the gain on sales of investments resulted primarily from the liquidation of shares BTG held in Cisco Systems Inc., which BTG acquired as a result of BTG's ownership of the WheelGroup Corporation.

    INCOME TAX EXPENSE

    BTG's effective tax rate was 39.5%, 43.8%, and 36.2% during fiscal 2001, 2000, and 1999, respectively. In fiscal 2001, the most significant difference between the effective tax rate and the statutory tax rate was due to goodwill amortization expense, a portion of which is not deductible for income tax purposes. The effective tax rate for fiscal 2000 was higher than the statutory Federal income tax rate of 35.0% due principally to an effective state income tax rate of 4.7% and to certain other costs incurred during fiscal 2000 that were not deductible for income tax purposes, the largest component of which related to the amortization expense associated with acquired companies. During fiscal 1999, BTG realized portions of the net operating losses generated by its former product reselling division for which a valuation allowance had been established in fiscal 1998. As a result, the effective income tax rate for fiscal 1999 was lower than the 45.8% that would otherwise have been calculated.

    DISCONTINUED OPERATIONS

    BTG recorded losses of $116,000 in fiscal 2000 and $765,000 in fiscal 1999 from the discontinuance of the non-strategic operations of a retail computer store. This operation was completely disposed of during the second quarter of fiscal 2000. BTG did not recognize any losses associated with this operation in fiscal 2001, and anticipates no future losses associated with this operation.

    INFLATION

    Approximately 18.0% and 15.8% of BTG's contract revenue for fiscal 2001 and 2000, respectively, were under cost-reimbursement type contracts, under which inflationary increases are borne by the customer. Although BTG performs on several multi-year, fixed-price and time-and-materials contracts, under which it bears the risk of inflationary pressures on its costs, to date it has not been materially adversely affected by inflation. In addition, BTG's product sales generally have not been affected by inflation.

    RESULTS OF OPERATIONS FOR THREE MONTHS ENDED JUNE 30, 2001 AND 2000

    The following table presents for the periods indicated: (i) the percentage of revenues represented by certain income and expense items and (ii) the percentage period-to-period increase (decrease) in such items:

                                                                                    % PERIOD-TO-PERIOD
                                                                 PERCENTAGE OF      INCREASE (DECREASE)
                                                                    REVENUE             OF DOLLARS
                                                              -------------------   -------------------
                                                                 THREE MONTHS       THREE MONTHS ENDED
                                                                     ENDED             JUNE 30, 2001
                                                                   JUNE 30,             COMPARED TO
                                                              -------------------   THREE MONTHS ENDED
                                                                2001       2000        JUNE 30, 2000
                                                              --------   --------   -------------------
Revenue:
  Contract revenue..........................................    98.9%      94.5%            14.1%
  Product sales.............................................     1.1        5.5            (77.4)
    Total revenue...........................................   100.0      100.0              9.1
Direct costs:
  Contract costs (as a % of contract revenue)...............    64.6       65.9             12.0
  Cost of product sales (as a % of product sales)...........   100.0       97.4            (76.8)
    Total direct costs (as a % of total revenues)...........    65.0       67.6              5.0
Indirect, general and administrative expenses...............    29.8       25.7             26.2
Depreciation and amortization expense.......................     0.9        1.0             (6.9)
Operating income............................................     4.3        5.7            (16.2)
Interest expense, net.......................................     0.9        1.4            (23.8)
Loss on sales of investments................................     0.0        0.1           (100.0)
Income before income taxes..................................     3.4        4.2            (12.1)
Provision for income taxes..................................     1.3        1.8            (19.3)
Net income..................................................     2.1        2.4             (6.6)

    REVENUES


    During the three months ended June 30, 2001, BTG had a net increase in revenue of $5.5 million, or 9.1%, from the three months ended June 30, 2000. Contract revenue increased $8.0 million, or 14.1%, from the comparable period of the prior year, while product sales decreased $2.6 million, or 77.4%, from the same period of the prior year. The increase in contract revenue was primarily due to revenue generated by new contracts associated with the acquisition of Research Planning, Inc. ("RPI") offset by certain contracts that were completed, most notably an enterprise support services effort with a U.S. government civilian agency for which BTG was not awarded the follow-on work. The decrease in product sales was principally due to management's decision to discontinue the remaining product reselling contracts in fiscal 2000. The final orders from these contracts were fulfilled in fiscal 2001, and BTG anticipates minimal product sales as a percentage of its total revenues in future periods.


    DIRECT COSTS

    Direct costs, expressed as a percentage of total revenue, decreased from 67.6% for the three months ended June 30, 2000 to 65.0% for the three months ended June 30, 2001, primarily due to the higher percentage of contract-related business. Contract costs include labor costs, subcontract costs, material costs and other costs directly related to contract revenue. Contract costs as a percentage of contract revenue decreased from 65.9% for the three months ended June 30, 2000 to 64.6% for the three months ended June 30, 2001. Cost of product sales as a percentage of product sales increased slightly from 97.4% in the three months ended June 30, 2000 to 100.0% in the three months ended June 30, 2001.

    INDIRECT, GENERAL AND ADMINISTRATIVE EXPENSES

    Indirect, general and administrative expenses include the costs of indirect labor, fringe benefits, overhead, sales and administration, bid and proposal preparation, and research and development. Indirect, general and administrative expenses for the three months ended June 30, 2001 increased by $4.0 million, or 26.2%, from the same period in 2000, principally due to the contract revenue activities associated with the acquisition of RPI.

    DEPRECIATION AND AMORTIZATION EXPENSE

    Depreciation expense increased $211,000, principally due to the acquisition of the fixed assets of RPI. Due to the implementation of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, on April 1, 2001, BTG had no amortization expense associated with its goodwill in the three months ended June 30, 2001. This compares to $255,000 that was recorded in the comparable period of the prior year.

    INTEREST EXPENSE

    Interest expense for the three months ended June 30, 2001 decreased by $196,000, or 23.8%, from June 30, 2000. This decrease was principally due to the lower amount of outstanding debt compared to the prior year and the reduction of interest rates in the general economy.

    PROVISION FOR INCOME TAXES

    Income tax expense, as a percentage of income before income taxes, decreased to 39.0% in the three months ended June 30, 2001, from 42.5% in the comparable period of the prior year. The lower effective tax rate in the three months ended June 30, 2001 is largely attributable to there being no non-deductible amortization component of pre-tax income.

    LIQUIDITY AND CAPITAL RESOURCES

    OPERATING ACTIVITIES

    Operating activities during the three months ended June 30, 2001 used net cash of approximately $2.6 million. This largely resulted from net income of $1.3 million offset by a $3.4 million decrease in accounts payable.

    INVESTING ACTIVITIES

    BTG's investing activities used $10.4 million of cash during the three months ended June 30, 2001. This was primarily due to $9.2 million associated with the RPI business combination and a $1.0 million additional investment made in DOAR Communications, Inc., which is a privately held leading provider of advanced technology-based systems and services for the judicial court, litigation, and alternative dispute resolution markets.

    FINANCING ACTIVITIES

    During the three months ended June 30, 2001, BTG's financing activities provided cash of approximately $13.0 million. This resulted primarily from $7.9 million of net advances under its Credit Facility and the issuance of $5.1 million of debt used to finance the RPI business combination.

    As of June 30, 2001, working capital was $35.3 million, compared to $31.8 million at March 31, 2001. At June 30, 2001, BTG had approximately
$10.3 million available for borrowing under the Credit Facility. BTG expects that funds provided by its operating activities and available under the Credit Facility will be sufficient to fund its cash requirements for the next twelve months.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because BTG currently holds no derivative instruments and does not engage in hedging activities, it does not expect that the adoption of SFAS No. 133 to have a material impact on its financial position, results of operations or cash flows. BTG will be required to implement SFAS No. 133 for the year ending March 31, 2002.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS
("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. BTG believes that its current revenue recognition practices comply with SAB 101.

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, AN INTERPRETATION OF APB OPINION NO. 25. This interpretation is generally effective for applicable transactions beginning July 1, 2000. The adoption of this interpretation did not have a material impact on BTG's consolidated financial statements.

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards, or SFAS, No. 141, BUSINESS COMBINATIONS, and
No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method will no longer be permitted for business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed periodically for impairment. BTG adopted the provisions of SFAS
No. 142 on April 1, 2001 and, consequently, no amortization expense was recorded in the quarterly period ended June 30, 2001. Had SFAS No. 142 been adopted on April 1, 2000, net income and diluted earnings per share would have been $1.67 million and $0.18, respectively, for the quarterly period ended June 30, 2000 and $3.8 million and $0.42, respectively, for the fiscal year ended
March 31, 2001.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    BTG does not believe that there are any disclosures required under this item with respect to market risk-sensitive instruments. BTG's obligations under the Credit Facility bear interest at rates indexed to current market rates.

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

    Titan's proposed acquisition of BTG will be accounted for as a purchase. Titan has presented below unaudited pro forma condensed combined financial data that reflects the proposed acquisition of BTG and is intended to give you a better picture of what the businesses of Titan combined with the recent acquisition of Datron and the proposed acquisition of BTG might have looked like if the merger between the companies had occurred on January 1, 2000, the first day of the first period for which financial information is presented. The unaudited pro forma condensed combined statements of operations combine the Titan consolidated statement of operations data for the year ended December 31, 2000 and for the six months ended June 30, 2001 with the Datron consolidated statements of operations for the year ended March 31, 2001 and for the six months ended June 30, 2001 with the BTG consolidated statements of operations for the year ended March 31, 2001 and for the six months ended June 30, 2001, respectively, to reflect the proposed acquisition of BTG by Titan. The unaudited pro forma condensed combined statements of operations are not necessarily indicative of the results that would have occurred had the proposed acquisition of BTG and the recent acquisition of Datron been consummated at the beginning of the periods presented or the results that may be attained in the future.

    The unaudited pro forma condensed combined balance sheet has been prepared as of June 30, 2001, giving effect to the proposed acquisition of BTG by Titan including the recent acquisition of Datron as though both had been consummated on that date.

                             THE TITAN CORPORATION
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    PRO FORMA                             PRO FORMA
                                                                   ADJUSTMENTS   PRO FORMA               ADJUSTMENTS   PRO FORMA
                                             TITAN       DATRON     (NOTE 2)      COMBINED      BTG       (NOTE 3)      COMBINED
                                           ----------   --------   -----------   ----------   --------   -----------   ----------
Revenues.................................  $1,008,003   $62,262       $  --      $1,070,265   $224,843     $    --     $1,295,108
Costs and expenses:
  Cost of revenues.......................     742,294    44,352          --        786,646     149,766          --        936,412
  Selling, general and administrative
    expense..............................     202,118    12,567         128(d)     214,813      66,564          --        281,377
  Research and development expense.......      11,762     3,993          --         15,755          --          --         15,755
  Acquisition related charges and
    other................................      39,358        --          --         39,358          --          --         39,358
  Gain on sale of product line...........          --    (2,801)         --         (2,801)         --          --         (2,801)
                                           ----------   -------       -----      ----------   --------     -------     ----------
    Total costs and expenses.............     995,532    58,111         128      1,053,771     216,330          --      1,270,101

Operating profit (loss)..................      12,471     4,151        (128)        16,494       8,513          --         25,007

Interest expense.........................     (35,981)     (212)         --        (36,193)     (3,131)     (2,670)(e)    (41,994)
Interest income..........................       3,582       405          --          3,987          --          --          3,987
Other income (loss)......................          --        64          --             64        (955)         --           (891)
Income (loss) from continuing operations
  before income taxes and minority
  interests..............................     (19,928)    4,408        (128)       (15,648)      4,427      (2,670)       (13,891)
Income tax provision (benefit)...........      (3,712)    1,451          --         (2,261)      1,750      (1,068)        (1,579)
                                           ----------   -------       -----      ----------   --------     -------     ----------
Income (loss) from continuing operations
  before minority interests and
  extraordinary loss.....................     (16,216)    2,957        (128)       (13,387)      2,677      (1,602)       (12,312)
Minority interests.......................       4,127        --          --          4,127          --          --          4,127
                                           ----------   -------       -----      ----------   --------     -------     ----------
Income (loss) from continuing operations
  before extraordinary loss..............  $  (12,089)  $ 2,957       $(128)     $  (9,260)   $  2,677     $(1,602)    $   (8,185)
                                           ==========   =======       =====      ==========   ========     =======     ==========
Basic earnings per share:................
Income (loss) from continuing operations
  before extraordinary loss(1)...........  $    (0.30)  $  1.08       $  --      $   (0.24)   $   0.30     $    --     $    (0.20)
                                           ==========   =======       =====      ==========   ========     =======     ==========
Weighted average shares..................      52,717     2,735        (495)(e)     54,957       8,955      (3,500)(f)     60,412
                                           ==========   =======       =====      ==========   ========     =======     ==========
Diluted earnings per share:..............
Income (loss) from continuing operations
  before extraordinary loss(1)...........  $    (0.30)  $  1.06       $  --      $   (0.24)   $   0.30     $    --     $    (0.20)
                                           ==========   =======       =====      ==========   ========     =======     ==========
Weighted average shares..................      52,717     2,792        (505)(e)     55,004       9,029      (3,528)(f)     60,505
                                           ==========   =======       =====      ==========   ========     =======     ==========


------------------------------

Note(1): Calculation of Pro Forma Combined earnings per share includes dividend requirements on preferred stock of $692.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                             THE TITAN CORPORATION
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    PRO FORMA                             PRO FORMA
                                                                   ADJUSTMENTS   PRO FORMA               ADJUSTMENTS   PRO FORMA
                                              TITAN      DATRON     (NOTE 2)      COMBINED      BTG       (NOTE 3)      COMBINED
                                             --------   --------   -----------   ----------   --------   -----------   ----------
Revenues...................................  $525,988   $31,831       $ --        $557,819    $124,170     $    --      $681,989
Costs and expenses:
  Cost of revenues.........................   391,671    22,945         --         414,616      81,826          --       496,442
  Selling, general and administrative
    expense................................   107,232     7,137         64(d)      114,433      37,248          --       151,681
  Research and development expense.........     7,938     1,485         --           9,423          --          --         9,423
  Acquisition and integration related
    charges and other......................    34,818        --         --          34,818          --          --        34,818
                                             --------   -------       ----        --------    --------     -------      --------
    Total costs and expenses...............   541,659    31,567         64         573,290     119,074          --       692,364

Operating profit (loss)....................   (15,671)      264        (64)        (15,471)      5,096          --       (10,375)

Interest expense...........................   (19,354)     (105)        --         (19,459)     (1,227)     (1,187)(e)   (21,873)
Interest income............................       539       166         --             705          --          --           705
Other income...............................        --        28         --              28          --          --            28
                                             --------   -------       ----        --------    --------     -------      --------

Income (loss) from continuing operations
  before income taxes and minority
  interests................................   (34,486)      353        (64)        (34,197)      3,869      (1,187)      (31,515)
Income tax provision (benefit).............    (2,191)      (68)        --          (2,259)      1,435        (475)       (1,299)
                                             --------   -------       ----        --------    --------     -------      --------

Income (loss) from continuing operations
  before minority interests................   (32,295)      421        (64)        (31,938)      2,434        (712)      (30,216)
Minority interests.........................     6,756        --         --           6,756          --          --         6,756
                                             --------   -------       ----        --------    --------     -------      --------
Income (loss) from continuing operations...  $(25,539)  $   421       $(64)       $(25,182)   $  2,434     $  (712)     $(23,460)
                                             ========   =======       ====        ========    ========     =======      ========
Basic earnings per share:
  Income (loss) from continuing
    operations(2)..........................  $  (0.57)  $  0.15       $ --        $  (0.54)   $   0.27     $    --      $  (0.46)
                                             ========   =======       ====        ========    ========     =======      ========
  Weighted average shares..................    53,521     2,749       (497)(e)      55,773       8,911      (3,482)(f)    61,202
                                             ========   =======       ====        ========    ========     =======      ========
Diluted earnings per share:
  Income (loss) from continuing
    operations(2)..........................  $  (0.57)  $  0.15       $ --        $  (0.54)   $   0.27     $    --      $  (0.46)
                                             ========   =======       ====        ========    ========     =======      ========
  Weighted average shares..................    53,521     2,788       (504)(e)      55,805       9,014      (3,523)(f)    61,296
                                             ========   =======       ====        ========    ========     =======      ========


------------------------------

Note(2): Calculation of Pro Forma Combined earnings per share includes dividend requirements on preferred stock of $345.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                             THE TITAN CORPORATION
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001
                                 (IN THOUSANDS)



                                                              PRO FORMA                                PRO FORMA
                                                             ADJUSTMENTS      PRO FORMA               ADJUSTMENTS      PRO FORMA
                                       TITAN       DATRON     (NOTE 2)         COMBINED      BTG       (NOTE 3)         COMBINED
                                     ----------   --------   -----------      ----------   --------   -----------      ----------
ASSETS
Current assets:
  Cash and cash equivalents........  $   14,746   $ 3,678     $     --        $  18,424    $     --    $(18,424)(a)    $       --
  Investments......................          --        --           --               --          35          --                35
  Accounts receivable--net.........     322,916    17,137           --          340,053      64,532          --           404,585
  Inventories......................      23,567    12,803           --           36,370         265          --            36,635
  Prepaid expenses and other.......      35,631     1,235           --           36,866       4,218          --            41,084
  Deferred income taxes............      28,888     2,426           --           31,314          --          --            31,314
  Net assets of discontinued
    operations.....................      68,430        --           --           68,430          --          --            68,430
                                     ----------   -------     --------        ----------   --------    --------        ----------
    Total current assets...........     494,178    37,279           --          531,457      69,050     (18,424)          582,083
Property and equipment--net........      82,065     8,771           --           90,856       8,693          --            99,549
Goodwill--net......................     348,198     4,981       16,793 (a)      369,972      29,226      90,966 (b)       490,164
Other assets.......................      54,372       885        4,198 (a)       59,455       4,892      22,742 (b)        87,089
Net assets of discontinued
  operations.......................      37,301        --           --           37,301          --          --            37,301
                                     ----------   -------     --------        ----------   --------    --------        ----------
Total assets.......................  $1,016,134   $51,916     $ 20,991        $1,089,041   $111,861    $ 95,284        $1,296,186
                                     ==========   =======     ========        ==========   ========    ========        ==========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Amounts outstanding under line of
    credit.........................  $   10,937   $    --     $     --        $  10,937    $     --    $     --        $   10,937
  Accounts payable.................      62,877     3,173           --           66,050      16,009          --            82,059
  Acquisition debt.................       2,200        --           --            2,200          --          --             2,200
  Current portion of long-term
    debt...........................         697        98           --              795       2,727          --             3,522
  Income taxes payable.............          --       370           --              370          --          --               370
  Accrued compensation and
    benefits.......................      53,598        --           --           53,598          --          --            53,598
  Other accrued liabilities........      67,141     7,206        4,000 (b)       78,347      15,041      12,000 (c)       105,388
  Net liabilities of discontinued
    operations.....................         100        --           --              100          --          --               100
                                     ----------   -------     --------        ----------   --------    --------        ----------
    Total current liabilities......     197,550    10,847        4,000          212,397      33,777      12,000           258,174
                                     ----------   -------     --------        ----------   --------    --------        ----------
Amounts outstanding under line of
  credit...........................     329,063        --           --          329,063      31,851       9,183           370,097
Other long-term debt...............       1,201     2,958           --            4,159       2,250          --             6,409
Other non-current liabilities......      37,265     1,640           --           38,905         392          --            39,297
Company obligated mandatory
  redeemable preferred securities
  of a subsidiary trust whose sole
  assets are senior subordinated
  debentures of Titan..............     250,000        --           --          250,000          --          --           250,000
Minority interests.................       2,144        --           --            2,144          --          --             2,144
Stockholders' equity:
  Preferred stock
    Cumulative convertible.........         690        --           --              690          --          --               690
    Series A junior
      participating................          --        --           --               --          --          --                --
  Common stock.....................         544        27           --              571      53,738     (53,672)(d)           637
  Capital in excess of par value...     271,565     9,148       44,670 (c)      325,383          --     117,626 (d)       443,009
  Deferred compensation............     (46,320)       --         (383)(d)      (46,703)         --          --           (46,703)
  Retained earnings (deficit)......     (25,956)   27,296      (27,296)(c)      (25,956)    (10,069)     10,069 (d)       (25,956)
  Accumulated other comprehensive
    income.........................        (397)       --           --             (397)        (78)         78 (d)          (397)
  Treasury stock, at cost..........      (1,215)       --           --           (1,215)         --          --            (1,215)
                                     ----------   -------     --------        ----------   --------    --------        ----------
    Total stockholders' equity.....     198,911    36,471       16,991          252,373      43,591      74,101           370,065
                                     ----------   -------     --------        ----------   --------    --------        ----------
Total liabilities and stockholders'
  equity...........................  $1,016,134   $51,916     $ 20,991        $1,089,041   $111,861    $ 95,284        $1,296,186
                                     ==========   =======     ========        ==========   ========    ========        ==========


   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                             THE TITAN CORPORATION
      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

NOTE 1.  BASIS OF PRESENTATION


    The Titan Corporation (Titan) completed its acquisition of all of the stock of Datron Systems Incorporated (Datron) on September 28, 2001. On September 19, 2001, Titan entered into an agreement to acquire BTG, Inc. (BTG). The accompanying unaudited pro forma condensed combined statements of operations combine the consolidated statements of operations of Titan for the year ended December 31, 2000 and for the six months ended June 30, 2001 with the consolidated statements of operations of Datron for the year ended March 31, 2001 and for the six months ended June 30, 2001, with the consolidated statements of operations of BTG for the year ended March 31, 2001 and for the six months ended June 30, 2001, respectively, to reflect the proposed acquisition of BTG by Titan.


    The unaudited pro forma condensed combined statements of operations assume the proposed acquisition of BTG and the recent acquisition of Datron were consummated at the beginning of the periods presented. The unaudited pro forma condensed combined statements of operations are not necessarily indicative of results that would have occurred had the proposed acquisition of BTG and recent acquisition of Datron been consummated at the beginning of the periods presented or the results that may be attained in the future.

    The unaudited pro forma condensed combined balance sheet has been prepared as of June 30, 2001, giving effect to the acquisition of BTG by Titan including the recent Datron acquisition as though both had been consummated on that date.

    Certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of Titan and the historical consolidated financial statements of Datron and BTG.

NOTE 2.  PRO FORMA ADJUSTMENTS FOR DATRON ACQUISITION

    (a) Record allocation of excess of Titan's purchase price over the estimated fair value of the net assets acquired, to goodwill and other intangibles. Upon completion of the proposed transaction, an independent valuation will be performed to determine the purchase price allocation based upon the fair value of the assets and liabilities acquired.

    (b) Record estimated other accrued liabilities arising as a result of the transaction as follows:

Employment termination agreements for Datron employees......   $2,400
Direct transaction costs to consummate acquisition including
  investment banking, legal, printing and accounting fees...    1,600
                                                               ------
                                                               $4,000
                                                               ======

    (c) Issue 2,621,000 shares, assuming 2,749,000 Datron shares outstanding and 451,000 Datron stock options outstanding, assuming a $16.01 price per share paid for Datron shares and a ten-day average Titan stock price of $19.54, equivalent to a .81919 exchange ratio of Titan shares paid for each Datron share outstanding. Eliminate Datron common stock, capital in excess of par value and retained earnings as of June 30, 2001.

    (d) Record deferred compensation of $383 for all unvested Datron stock options based on the difference between the fair value on the date of consummation of the acquisition and the exercise price of the unvested Datron stock options, after giving effect to the exchange ratio described in Note (c) above. Amortization of deferred compensation of $128 and $64 has been reflected in the pro forma condensed combined statements of operations for the year ended December 31, 2000 and the three months ended June 30, 2001, respectively.

    (e) Reflect the net change to the combined shares outstanding after calculating the number of shares to be issued by Titan in the transaction less the Datron shares currently outstanding, using the price and exchange assumptions described in Note (c) above.

NOTE 3.  PRO FORMA ADJUSTMENTS FOR PROPOSED BTG ACQUISITION


    (a) To reflect the 19% cash portion of total merger consideration for BTG, to the extent of cash available on hand, with the remaining balance reflected as an additional advance on the Company's line of credit.


    (b) Record allocation of excess of Titan's purchase price over the estimated fair value of the net assets acquired, to goodwill and other intangibles. Upon completion of the proposed transaction, an independent valuation will be performed to determine the purchase price allocation based upon the fair value of the assets and liabilities acquired.

    (c) Record estimated other accrued liabilities arising as a result of the transaction as follows:

Employment termination agreements for BTG employees.........  $ 4,500
Direct transaction costs to consummate acquisition including investment banking, advisory, legal, printing and
  accounting fees...........................................    7,500
                                                              -------
                                                              $12,000
                                                              =======

    (d) Issue 6,634,000 shares, assuming 8,932,000 BTG shares outstanding and 1,958,000 BTG stock options and other stock purchase rights outstanding, assuming a $13.35 price per share paid for BTG shares and an average Titan stock price of $17.74, equivalent to a .75211 exchange ratio of Titan shares paid for each BTG share outstanding multiplied by 81%, the ratio of merger consideration to be paid in Titan common stock, equalling a .60921 exchange ratio of Titan common stock to be paid for each BTG share outstanding. Eliminate BTG common stock and retained earnings as of June 30, 2001.

    (e) To reflect incremental interest expense on advances under Titan's line of credit to fund the 19% cash portion of the purchase price of BTG.

    (f) Reflect the net change to the combined shares outstanding after calculating the number of shares to be issued by Titan in the transaction less the BTG shares currently outstanding, using the price and exchange assumptions described in Note (d) above.

                       DESCRIPTION OF TITAN CAPITAL STOCK



    The following description of Titan's capital stock does not constitute a complete description of all the terms of Titan's capital stock and should be read in conjunction with Titan's certificate of incorporation and bylaws which have been filed by Titan with the SEC and are incorporated herein by reference.



    Titan's authorized capital stock as of June 30, 2001 consisted of:



    - 200,000,000 shares of common stock, par value $.01 per share, of which 53,747,792 shares were issued and outstanding; and



    - 5,000,000 shares of preferred stock, par value $1.00 per share, of which 1,068,102 shares have been designated as $1.00 cumulative convertible preferred stock, of which 689,978 shares were issued and outstanding, and 1,000,000 shares have been designated as series A junior participating preferred stock, none of which is issued and outstanding.



    Titan has reserved for issuance under its 1990, 1994 and 1997 Stock Option Plans, its 1996 Directors' Stock Option and Equity Participation Plan, and its 2000 Employee and Director Stock Option and Incentive Plan a total of 7,125,000 shares of Titan common stock, of which 4,632,841 shares were covered by outstanding options as of June 30, 2001. Titan also has 1,000,000 shares of its common stock reserved for issuance under Titan's Employee Stock Ownership Plan, of which 460,024 shares were issued and outstanding as of June 30, 2001, and 2,000,000 shares of Titan common stock reserved for issuance under its Employee Stock Purchase Plan and its 2000 Employee Stock Purchase Plan, of which 837,365 shares were issued and outstanding as of June 30, 2001.



    The following summary describes the material terms of Titan's capital stock and stockholder rights plan. The description of capital stock and stockholder rights plan is qualified by reference to Titan's certificate of incorporation, bylaws and stockholder rights plan.



COMMON STOCK



    DIVIDENDS. Subject to the right of the holders of any class of preferred stock, holders of shares of Titan common stock are entitled to receive dividends that may be declared by Titan's board of directors out of legally available funds. No dividend may be declared or paid in cash or property on any share of any class of common stock unless simultaneously the same dividend is declared or paid on each share of that and every other class of common stock; provided, that, in the event of stock dividends, holders of a specific class of common stock shall be entitled to receive only additional shares of that class.



    VOTING RIGHTS. The holders of Titan common stock are entitled to one vote for each share held and do not have cumulative voting rights.



    LIQUIDATION RIGHTS. Upon Titan's liquidation, dissolution or winding-up, the holders of Titan common stock are entitled to share ratably in all assets available for distribution after payment in full to creditors and holders of Titan preferred stock, if any.



    OTHER PROVISIONS. The holders of Titan common stock are not entitled to preemptive or similar rights.



PREFERRED STOCK



    Titan is currently authorized to issue 5,000,000 shares of preferred stock, par value $1.00 per share, of which 1,068,102 shares have been previously designated as $1.00 cumulative convertible preferred stock, of which 689,978 shares were issued and outstanding as of June 30, 2001, and 1,000,000 shares have been designated as series A junior participating preferred stock, none of which is issued and outstanding. Titan's board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from Titan's authorized and unissued shares of preferred stock. Subject to limitations imposed by law or Titan's certificate of incorporation, the board of directors is empowered to determine:



    - the designation of and the number of shares constituting a series of preferred stock;



    - the dividend rate, if any, for the series;



    - the terms and conditions of any voting and conversion rights for the series, if any;



    - the number of directors, if any, which the series shall be entitled to elect;



    - the amounts payable on the series upon Titan's liquidation, dissolution or winding-up;



    - the redemption prices and terms applicable to the series, if any; and



    - the preferences and relative rights among the series of preferred stock.



These rights, preferences, privileges and limitations of preferred stock could adversely affect the rights of holders of Titan common stock.



CUMULATIVE CONVERTIBLE PREFERRED STOCK



    DIVIDENDS. Each share of cumulative convertible preferred stock accrues dividends at the rate of $1.00 per share per annum.



    VOTING RIGHTS. The holders of Titan's cumulative convertible preferred stock are entitled to one-third of one vote for each share held and do not have cumulative voting rights.



    LIQUIDATION RIGHTS. Upon Titan's liquidation, dissolution or winding-up, the holders of Titan's cumulative convertible preferred stock are entitled to a liquidation preference of $20 per share plus any unpaid cumulative dividends before any distribution to holders of Titan common stock.



    CONVERSION RIGHTS. Each outstanding share of cumulative convertible preferred stock is convertible into Titan common stock, at the option of the holder, at a rate of two-thirds shares of common stock for each share of cumulative convertible preferred stock.



    REDEMPTION. Each share of cumulative convertible preferred stock is redeemable, but only at Titan's option, at a redemption price of $20 per share plus any accrued and unpaid dividends.



    OTHER PROVISIONS. The holders of Titan's cumulative convertible preferred stock are not entitled to preemptive or similar rights.



CONVERTIBLE TRUST PREFERRED SECURITIES



    In February 2000, Titan Capital Trust, Titan's wholly owned subsidiary, issued 5,000,000 convertible preferred securities (Remarketable Term Income Deferrable Equity Securities, or HIGH TIDES(sm)) at $50 per security. The provisions of the HIGH TIDES issued by the trust are as follows:



    DISTRIBUTIONS. The HIGH TIDES accrue distributions of 5 3/4% per annum, payable quarterly in arrears. Titan may defer payment of the distributions for up to 20 consecutive quarters so long as no event of default with respect to the HIGH TIDES has occurred and is continuing. The trust's ability to pay distributions on the HIGH TIDES is solely dependent on its receipt of interest payments from Titan under debentures Titan issued to the trust in consideration of its distribution to Titan of the proceeds of its issuance of the HIGH TIDES. The 5 3/4% per annum rate may change on the reset date described below.

    REMARKETING. Approximately 5 years after issuance of the HIGH TIDES, a remarketing agent will attempt to establish an annual distribution rate, conversion price and redemption features for the HIGH TIDES that are consistent with a price per HIGH TIDES equal to 101% of its liquidation preference and that are also most favorable to Titan. The remarketing of the HIGH TIDES will become effective on the reset date, which is any date (1) not later than February 15, 2005, or, if the day is not a business day, the next succeeding day, and
(2) not earlier than 70 business days prior to February 15, 2005, as may be determined by the remarketing agent in its sole discretion. On or after the reset date, the applicable per annum distribution rate will be the term rate established by the remarketing agent based on the outcome of the remarketing.



    CONVERSION RIGHTS. Each HIGH TIDES is convertible into 1.0076 shares of Titan common stock. On or after the reset date, the conversion rights of the HIGH TIDES shall be those established in the remarketing.



    REDEMPTION RIGHTS. The HIGH TIDES are redeemable by Titan at its option in whole or in part beginning on February 20, 2003 at $50.72 per HIGH TIDE, which redemption price declines to $50.00 per HIGH TIDE beginning February 20, 2004 and continues in effect until the remarketing is effected, after which date the redemption features for the HIGH TIDES are those established in the remarketing.



    VOTING RIGHTS. Holders of HIGH TIDES are not entitled to voting rights, unless Titan defaults under the debentures Titan issued to the trust or Titan's guarantee of the trust's obligations to distribute available funds held by the trust to satisfy obligations under the HIGH TIDES, in which case the holders of HIGH TIDES are entitled, by majority vote, to appoint an additional trustee of the trust or remove other trustees.



    LIQUIDATION RIGHTS. If the trust is liquidated and the debentures Titan issued to the trust are not distributed to the holders of HIGH TIDES, the holders are entitled to receive, after satisfaction of liabilities to creditors of the trust as required by applicable law, $50 per HIGH TIDE plus accrued and unpaid distributions.



PREFERRED SHARE PURCHASE RIGHTS



    Each outstanding share of Titan common stock has or will have attached to it one preferred share purchase right, which Titan refers to as a right. Each right entitles the registered holder of Titan common stock to purchase from Titan, upon the occurrence of specified events, one one-hundredth of a share of Titan's series A junior participating preferred stock, which Titan refers to as the participating preferred shares, at a price of $42 per one one-hundredth of a participating preferred share, subject to adjustment. The terms of the rights are set forth in a rights agreement dated as of August 21, 1995, between Titan and American Stock Transfer and Trust Company, as rights agent.



    Until the distribution date described below, Titan will not issue separate certificates evidencing the rights. Until that date, the rights will be evidenced, with respect to any common stock certificate, by that common stock certificate. The rights will detach from the common stock and a distribution date will occur upon the earlier of the following dates:



    - subject to the exceptions described below, the tenth day following a public announcement that an "acquiring person," which, subject to the exceptions listed in the following sentence, includes a person or "group" of affiliated or associated persons, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of Titan's outstanding common stock, or



    - the tenth day following the commencement, or the first public announcement by any person or group of an intention to commence, a tender offer or exchange offer that would result in beneficial ownership by a person or group of 15% or more of Titan's outstanding common stock.

    Titan's board of directors, with the concurrence of a majority of the continuing directors, may postpone the distribution date by determining a later distribution date before the time any person or group becomes an acquiring person. Any board member who is not an acquiring person or an affiliate or associate of an acquiring person, or an employee, director, representative, nominee or designee of an acquiring person, or its affiliate or associate, but who:



    - was a member of Titan's board of directors before any person becomes an acquiring person, or



    - became a member of Titan's board of directors after any person becomes an acquiring person if the member was nominated for election or elected to Titan's board of directors upon the recommendation or approval of a majority of the continuing directors, is considered to be a continuing director of Titan.



    The term "acquiring person" does not include Titan, any of its subsidiaries, any of Titan's or its subsidiaries' employee benefit plans or any entity holding Titan common stock for or under any of Titan's or its subsidiaries' employee benefit plans. In addition, a person who would otherwise be an acquiring person will not be considered an acquiring person if Titan's board of directors determines in good faith that such person inadvertently became the beneficial owner of 15% or more of Titan common stock and such person divests itself, as promptly as practicable, of beneficial ownership of a sufficient number of shares of Titan common stock so that it would no longer otherwise qualify as an acquiring person.



    The rights agreement provides that, until the distribution date, or earlier redemption or expiration of the rights, the rights will be transferred only with Titan common stock. The rights will be evidenced, with respect to any common stock certificate outstanding as of September 7, 1995, by that common stock certificate with a summary of the rights attached to it. Until the distribution date, or earlier redemption or expiration of the rights, new common stock certificates issued after September 7, 1995, upon transfer or new issuances of common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date, the surrender for transfer of any certificates for common stock, even without a summary of the rights attached to it, also will constitute the transfer of the rights associated with the common stock represented by that certificate. As soon as practicable after the distribution date, separate certificates evidencing the rights will be mailed to holders of record of Titan common stock as of the close of business on the distribution date, and the separate right certificates alone will evidence the rights. Only Titan common stock issued before the distribution date will be issued with rights.



    The rights are not exercisable until the distribution date. The rights will expire on August 17, 2005, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by Titan, in each case as described below.



    The purchase price payable for the participating preferred shares, and the number of participating preferred shares or other securities or property issuable, upon exercise of the rights, as well as the number of rights outstanding, are subject to adjustment from time to time to prevent dilution in the following circumstances:



    - in the event of a stock dividend on, or a subdivision, combination or reclassification of the participating preferred shares,



    - upon the grant to holders of the participating preferred shares of rights or warrants to subscribe for or purchase participating preferred shares at a price, or securities convertible into participating preferred shares with a conversion price, less than the current market price of the participating preferred shares, or



    - upon the distribution to holders of the participating preferred shares of evidences of indebtedness, securities or assets, excluding regular periodic cash dividends at a rate not in excess of 125% of the last cash dividend paid or, in the case that regular cash dividends have not been paid, at a rate not in excess of 50% of the average net income per share of the four quarters ended immediately before the payment of the dividend, or dividends payable in participating preferred shares or of subscription rights or warrants, other than those referred to above.



    The number of outstanding rights and the number of one one-hundredths of a participating preferred share issuable upon exercise of each right are also subject to adjustment in the event of a dividend or other distribution on the common stock payable in common stock or subdivisions, consolidations or combinations of Titan common stock occurring, in any of those cases, before the distribution date.



    Participating preferred shares purchasable upon exercise of the rights will not be redeemable. Each participating preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Titan common stock. If there is a liquidation, the holders of the participating preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of Titan common stock. Each participating preferred share will have 100 votes, voting together with Titan common stock. If there is a merger, consolidation or other transaction in which Titan common stock is exchanged, each participating preferred share will be entitled to receive 100 times the amount received per share of Titan common stock. These rights are protected by customary antidilution provisions.



    Because of the nature of the dividend, liquidation and voting rights of the participating preferred shares, the value of the one one-hundredth interest in a participating preferred share purchasable upon exercise of each right should approximate the value of one share of Titan common stock.



    If any person or group becomes an acquiring person, except pursuant to specified cash offers for all outstanding shares of Titan common stock approved by Titan's board of directors, or if Titan is the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and Titan common stock is not changed or exchanged, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will become null and void, will have the right to receive upon exercise of the right at the then-current market price, instead of participating preferred shares, that number of shares of Titan common stock having a market value of two times the exercise price of the right. If Titan does not have sufficient common stock issued but not outstanding, or authorized but unissued, to permit the exercise in full of the rights, Titan will be required to take all action necessary to authorize additional common stock for issuance upon exercise of the rights. If, after a good-faith effort, Titan is unable to take all necessary action, Titan will substitute, for each share of common stock that would otherwise be issuable upon exercise of a right, a number of participating preferred shares, or fractional participating preferred shares, with the same market value as that share of common stock.



    If, after a person or group has become an acquiring person, Titan is acquired in a merger or other business combination transaction or 50% or more of Titan's consolidated assets or earning power are sold, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will become null and void, will have the right to receive, upon the exercise of the right at its then-current exercise price and instead of participating preferred shares, that number of shares of common stock of the acquiring company, or its parent, which at the time of the transaction will have a market value of two times the exercise price of the right.



    The exercise price of a right at any date will be equal to the purchase price at that date multiplied by the number of one one-hundredths of a participating preferred share for which a right is exercisable at that date.

    At any time after any person or group becomes an acquiring person and before the acquisition by that person or group of 50% or more of Titan's outstanding common stock, Titan's board of directors may exchange the rights, in whole or in part, for a number of shares of Titan common stock, per right, having an aggregate value equal to the excess of the value of the shares of Titan common stock issuable upon exercise of a right after a person or group becomes an acquiring person over the purchase price, subject to adjustment. Titan's board of directors will not exchange the rights owned by the acquiring person or group, which will have become null and void.



    With specified exceptions, no adjustments in the purchase price for the preferred shares will be required until cumulative adjustments require an adjustment of at least 1% of that purchase price. No fractional participating preferred shares will be issued, other than fractions which are integral multiples of one one-hundredth of a participating preferred share, which may, at Titan's election, be evidenced by depositary receipts. Instead of issuing fractional participating preferred shares, Titan will make an adjustment in cash based on the market price of the participating preferred shares on the last trading day before the date of exercise.



    Upon approval by Titan's board of directors, Titan may redeem the rights, in whole, but not in part, at a price of $.01 per right at any time until 10 days following the public announcement that a person or group has become an acquiring person. Titan's board of directors, with the concurrence of a majority of the continuing directors, may extend the period during which the rights are redeemable beyond the 10 days following the public announcement that a person or group has become an acquiring person.



    Under circumstances described in the rights agreement, the decision to redeem will require the concurrence of a majority of the continuing directors. Immediately upon the determination of Titan's board of directors to redeem the rights, Titan will make an announcement of the redemption. Upon the redemption, the right to exercise the rights will terminate and the only right of right holders will be to receive the redemption price.



    Until a right is exercised, the holder of the right, in the capacity of a holder, will have no rights as a stockholder of Titan, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights will not be taxable to stockholders or to Titan, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Titan common stock or other consideration, or for common stock of the acquiring company or its parent as set forth above.



    Any of the provisions of the rights agreement may be amended or supplemented by Titan's board of directors before the distribution date. From and after the distribution date, Titan and the rights agent may amend or supplement the rights agreement from time to time without the approval of any holders of rights:



    - to cure any ambiguity, to correct or supplement any defective or inconsistent provisions,



    - to shorten or lengthen any time period under the rights agreement relating to when the rights may be redeemed, so long as, under specified circumstances, a majority of the continuing directors approve the shortening or lengthening, or



    - to make any other provisions with respect to the rights which Titan and the rights agent may deem necessary or desirable.



    Notwithstanding this right to amend or supplement, from and after the distribution date, the rights agreement may not be amended in any manner which would adversely affect the interest of the holders of rights.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW



    Titan is subject to section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that the stockholder became an interested stockholder unless:



    - before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;



    - upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or



    - at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.



    Section 203 defines "business combination" to include the following:



    - any merger or consolidation of the corporation with the interested stockholder;



    - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;



    - subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;



    - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or



    - any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.



    In general, section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by that entity or person.



TRANSFER AGENT AND REGISTRAR



    American Stock Transfer and Trust Company is the transfer agent and registrar for Titan common stock.

         COMPARATIVE RIGHTS OF TITAN STOCKHOLDERS AND BTG SHAREHOLDERS

    BTG is a Virginia corporation and a public company, and your rights as a BTG shareholder are governed by the Virginia State Corporation Act and BTG's amended and restated articles of incorporation, as amended, BTG's amended and restated bylaws, and BTG's shareholder rights agreement, which is referred to as the BTG rights agreement. Following the merger, BTG shareholders will be common stockholders of Titan, which is a Delaware corporation and a public company. Your rights as a Titan stockholder will be governed by the Delaware General Corporation Law and Titan's certificate of incorporation, bylaws and stockholder rights agreement, which is referred to as the Titan rights agreement.

    Significant differences, which Titan and BTG believe are all the material differences, between the rights of Titan stockholders and BTG shareholders are summarized below. This summary is not an exhaustive list or detailed description of the provisions discussed and is qualified in its entirety by Titan's certificate of incorporation, bylaws and the Titan rights agreement, and BTG's amended and restated articles of incorporation, as amended, BTG's amended and restated bylaws and the BTG rights agreement, each of which you should review carefully. Copies of these documents may be obtained as described under "WHERE YOU CAN FIND MORE INFORMATION."

AUTHORIZED SHARES OF CAPITAL STOCK; DIVIDEND RIGHTS; OTHER DISTRIBUTIONS

    TITAN. Titan's authorized capital stock currently consists of 200,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. Under Titan's certificate of incorporation, Titan's board of directors currently has the authority, without further action by Titan stockholders, to issue up to 2,931,898 authorized shares of Titan preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Of the authorized shares of Titan preferred stock, Titan's board of directors has designated 1,000,000 shares as series A junior participating preferred stock and 1,068,102 shares as $1.00 cumulative convertible preferred stock.

    During the time that any series of Titan preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by Titan's board of directors on Titan common stock, unless dividends on all outstanding shares of the relevant class or series of Titan preferred stock for the current and all past dividend periods have been declared and paid or provision made for the payment of those dividends.

    BTG. BTG's authorized capital stock currently consists of 20,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock. Under BTG's articles of incorporation, BTG's board of directors currently has the authority, without further action by BTG shareholders, to issue up to 1,000,000 shares of BTG preferred stock in one or more classes or series, and to fix the preferences, rights and limitations of such class or series. Of the authorized shares of preferred stock, BTG's board has designated 17,500 shares as Class A Preferred Stock, par value $.01 per share.

VOTING RIGHTS

    TITAN. Subject to the voting rights of holders of any then outstanding Titan preferred stock, each share of Titan common stock is entitled to one vote on each matter submitted to a vote of the stockholders of Titan. Shares of Titan common stock are not entitled to any cumulative voting rights.

    Each holder of Titan's $1.00 cumulative convertible preferred stock is entitled to one-third vote per share of such stock. Holders of the common stock and the $1.00 cumulative convertible preferred stock generally vote as a single class.

    BTG. Each share of BTG common stock is entitled to one vote on each matter submitted to a vote of the shareholders of BTG. Shares of BTG common stock are not entitled to any cumulative voting rights.

PREEMPTIVE RIGHTS

    TITAN. Titan common stock has no preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of Titan or any other securities convertible into shares of any class of stock of Titan under Titan's certificate of incorporation.

    BTG. Under BTG's articles of incorporation, holders of BTG common stock have no preemptive rights enabling them to subscribe for or otherwise acquire any stock or other securities of BTG, whether now existing or hereafter authorized.

BUSINESS COMBINATIONS; SUPERMAJORITY VOTING REQUIREMENTS

    Titan is subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that the stockholder became an interested stockholder unless:

    - before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Section 203 defines "business combination" to include the following:

    - any merger or consolidation of the corporation with the interested stockholder;

    - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    - subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    - any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by that entity or person.

    BTG is subject to Article 14 of the Virginia Stock Corporation Act which, with specified exceptions, prohibits a Virginia corporation from engaging in any "affiliated transaction" with any "interested shareholder" for a period of three years following the time that the shareholder became an interested stockholder unless the affiliated transaction is approved by a majority of the disinterested directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by any interested shareholder.

    Article 14 defines "affiliated transaction" to include the following:

    - any merger or consolidation of the corporation with the interested shareholder or any other corporation that immediately after the merger would be an affiliate of an interested shareholder that was an interested shareholder immediately before the merger;

    - any statutory share exchange in which the interested shareholder acquires one or more classes or series of voting securities of the corporation or its subsidiaries;

    - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any assets of the corporation to or with an interested shareholder representing 5% or more of the consolidated net worth of the corporation as of the date of the most recently available financial statements, or any guarantee of indebtedness of an interested shareholder in an amount in excess of 5% or more of the consolidated net worth of the corporation as of the date of the most recently available financial statements;

    - with specified exceptions, any sale or disposition by the corporation or any of its subsidiaries to the interested shareholder of any voting shares of the corporation or its subsidiaries having an aggregate fair market value in excess of 5% of the aggregate fair market value of all outstanding voting shares of the corporation on the date the interested shareholder became an interested shareholder;

    - the dissolution of the corporation if proposed by or on behalf of an interested shareholder; or

    - any reclassification of securities, including any reverse stock split, recapitalization, merger of the corporation with any of its subsidiaries or any distribution or other transaction, whether or not with or into or otherwise involving the interested shareholder, which has the effect, directly or indirectly, of increasing by more than 5% the percentage of voting shares beneficially owned by an interested shareholder.

    In general, Article 14 defines an "interested shareholder" as any entity or person beneficially owning 10% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by that entity or person.

    The prohibitions set forth in Article 14 of the Virginia Stock Corporation Act do not apply to affiliated transactions that have been approved in advance by a majority of the corporation's disinterested directors. BTG's board of directors has taken all action necessary to ensure that the prohibitions set forth in Article 14 will not apply in connection with the proposed merger with Titan.

    TITAN. Titan's certificate of incorporation and bylaws do not have supermajority or other special voting requirements for business combinations or other transactions.

    BTG. Under Virginia law, approval of a merger or share exchange requires the affirmative vote of holders of more than two-thirds of the votes entitled to be cast on the matter by each voting group.

APPRAISAL RIGHTS

    TITAN. Titan's certificate of incorporation does not provide for appraisal rights other than those rights designated by the Delaware General Corporation Law. The Delaware General Corporation Law provides for appraisal rights only in the case of specified mergers or consolidations and not, unless the certificate of incorporation of a corporation so provides, in the case of other mergers, a sale or transfer of all or substantially all of its assets or an amendment to its certificate of incorporation. In addition, the Delaware General Corporation Law does not provide appraisal rights in connection with a merger or consolidation, unless the certificate of incorporation of a corporation so provides, to the holders of shares of a constituent corporation listed on a national securities exchange, or designated as a national market system security by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of those shares to receive, in exchange for those shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange or designated as described above, or held of record by more than 2,000 holders, cash in lieu of fractional shares or any combination of the foregoing. The Delaware General Corporation Law also denies appraisal rights to the stockholders of the surviving corporation in a merger if such merger did not require approval by the stockholders of the surviving corporation.

    BTG. BTG's articles of incorporation do not provide for appraisal rights other than those rights designated by the Virginia Stock Corporation Act. The Virginia Stock Corporation Act generally provides for appraisal rights in the case of specified mergers or consolidations and the sale or transfer of all or substantially all of its assets. However, the Virginia Stock Corporation Act does not provide appraisal rights in connection with a merger or share exchange, unless the articles of incorporation of a corporation so provides, to the holders of shares of a constituent corporation listed on a national securities exchange or on Nasdaq, or held of record by more than 2,000 shareholders, unless the applicable plan of merger or share exchange requires the holders of those shares to receive, in exchange for those shares, any property other than cash, shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange or held of record by more than 2,000 holders, cash in lieu of fractional shares or any combination of the foregoing or the transaction to be voted on is an affiliated transaction and is not approved by a majority of disinterested directors. The Virginia Stock Corporation Act also denies appraisal rights to the shareholders of the surviving corporation in a merger if such merger did not require approval by the shareholders of the surviving corporation.

SPECIAL MEETINGS OF STOCKHOLDERS

    TITAN. Titan's bylaws provide that special meetings may be called by Titan pursuant to Titan's notice of meeting provisions. The stockholders of Titan do not have the right to request or call a special meeting of stockholders, but a stockholder may nominate persons for election as directors at a special meeting called by Titan for the purpose of electing directors if the stockholder complies with the advance notice provisions of the bylaws.

    BTG. Under BTG's articles of incorporation, special meetings of shareholders may be called at any time by:

    - the chairman of the BTG board;

    - the BTG president;

    - a majority of the BTG directors then in office, even if less than a quorum; or

    - the holders of more than 50% or, if BTG has not held an annual meeting within 15 months since the date of the last annual meeting, 20%, of the total number of votes of the then outstanding shares of stock of BTG entitled to vote generally in the election of directors, voting together as a single class, if the holders sign, date and deliver to the BTG secretary one or more written demands for the meeting, describing the purpose for which it is to be held.

STOCKHOLDER ACTION WITHOUT A MEETING

    TITAN. Titan's bylaws provide that stockholder action may be taken by written consent instead of a meeting, but only upon compliance with advance notice and other procedural requirements specified in Titan's bylaws. Any Titan stockholder of record seeking to have Titan's stockholders authorize or take corporate action by written consent must, by written notice to Titan's secretary, request Titan's board of directors to fix a record date for the purpose of determining the stockholders entitled to consent to the action in writing without a meeting. Within 10 days of receiving the notice, Titan's board of directors must adopt a resolution fixing the record date, which must not precede, or be more than 10 days after, the date of the resolution. If the Titan board of directors does not fix a record date in this manner, the record date:

    - when no prior action by the Titan board of directors is required by applicable law, will be the first date on which a signed written consent describing the action taken or proposed to be taken is delivered to Titan; or

    - when prior action by the Titan board of directors is required by applicable law, will be at the close of business on the date on which the Titan board of directors adopts the resolution taking the required action.

    In addition, Titan's bylaws provide that no stockholder action by written consent is effective until nationally recognized inspectors of election certify to Titan that the consents properly delivered to Titan represent at least the minimum number of votes that would be necessary to take the corporate action. All stockholder consents must be properly delivered to Titan within 60 days of the date that the earliest dated written consent was received by Titan.

    BTG. BTG's bylaws provide that shareholder action may be taken by written consent without a meeting, but only if the consent is unanimous.

STOCKHOLDER PROPOSAL PROCEDURES

    TITAN. Titan's bylaws require that notice of proposals by stockholders to be brought before any annual meeting must be delivered to Titan not later than the 60th day nor earlier than the 90th day before the first anniversary of the preceding year's annual meeting. If, however, the annual meeting is more than 30 days before or more than 60 days after the anniversary date, the notice must be delivered not earlier than the 90th day nor later than the 60th day before the annual meeting, or the 10th day following the date on which Titan first publicly announces the annual meeting date. The notice must include, as to each matter the stockholder proposes to bring before the annual meeting:

    - a brief description of the business desired to be brought before the meeting and the reasons for conducting that business at the annual meeting;

    - the name, age and business and residential addresses, as they appear on Titan's records, of the stockholders proposing such business;

    - the class and number of Titan's capital stock which are beneficially owned by the stockholder; and

    - any material interest of the stockholder in the proposed business.

    BTG. BTG's bylaws require that notice of proposals by shareholders to be brought before any annual meeting must be delivered to BTG not later than 90 days before the first anniversary of the preceding year's annual meeting. In addition to a brief description of the proposal desired to be acted upon, the notice must include, as to each matter the shareholder proposes to bring before the annual meeting:

    - the name and address of the shareholder who intends to make the proposal;

    - a representation that the shareholder is the holder of record of shares of BTG entitled to vote at the meeting and intends to appear in person or by proxy to present the proposal; and

    - a description of all arrangements, understandings or relationships between the shareholder and each nominee and any other person or persons (and naming them) pursuant to which the shareholder is making the proposal.

STOCKHOLDER RIGHTS PLAN


    TITAN. Titan is a party to the Titan rights agreement with American Stock Transfer and Trust Company, as rights agent. The description of the Titan rights agreement in this proxy statement/ prospectus is qualified in its entirety by reference to the Titan rights agreement, which is incorporated into this document by reference to Titan's registration statement on Form 8-A12B, filed with the SEC on August 24, 1995. To obtain a copy of the Titan rights agreement, please follow the procedures specified under the section of this proxy statement/prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION" on page 106.


    The Titan rights agreement provides, among other things, that when specified events occur holders of Titan common stock will be entitled to purchase from Titan a number of shares of Titan common stock equal to two times the exercise of the right, which is initially $42 but is subject to adjustment. Therefore, for example, if the Titan common stock had a current market value of $21, a Titan stockholder would be entitled to purchase four shares of Titan common stock for $42. Under the Titan rights agreement, the rights are triggered by the earlier to occur of (1) subject to the exceptions described below, the tenth day following a public announcement that an "acquiring person," which, subject to the exceptions listed in the following sentence, includes a person or "group" of affiliated or associated persons, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of Titan's outstanding common stock, or (2) the tenth day following the commencement, or the first public announcement by any person or group of an intention to commence, a tender offer or exchange offer that would result in beneficial ownership by a person or group of 15% or more of Titan's outstanding common stock. The rights would cause substantial dilution to a person or group that attempts to acquire Titan on terms not approved by its board of directors.


    BTG. BTG is a party to the BTG rights agreement with First Union National Bank, as rights agent, the function of which is substantially similar to that of the Titan rights agreement. To obtain a copy of the BTG rights agreement, please follow the procedures specified under the section of this proxy statement/prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION" on page 106.


CLASSIFIED BOARD OF DIRECTORS

    TITAN. Titan's certificate of incorporation and bylaws do not provide for a classified board of directors. The size of Titan's board of directors is currently fixed by the Titan bylaws at nine directors.

    BTG. BTG's articles of incorporation and bylaws provide that the directors shall be classified into three classes, with each class to contain as near as possible to one-third of the total number of directors then in office. The members of each class serve for three-year terms and until their successors are elected and shall have qualified or until their earlier death, resignation or removal. The total number of directors on the BTG board may vary between seven and 15 members as is fixed by the BTG board of directors. The size of the BTG board is currently comprised of eight members, divided into two classes of three directors and one class of two directors.

NOMINATIONS OF DIRECTORS

    TITAN. Subject to the rights of holders of Titan's $1.00 cumulative convertible preferred stock described below, Titan's bylaws provide that nominations for the election of directors may be made by Titan's board of directors or Titan's stockholders. Titan's bylaws provide that any stockholder wishing to nominate persons for election as directors at an annual meeting must deliver to the secretary of Titan, at Titan's principal office in San Diego, a written notice of the stockholder's intention to make a director nomination. The stockholder is required to furnish the notice not later than 60 days nor earlier than 90 days before the first anniversary of the preceding year's annual meeting. If, however, the annual meeting is more than 30 days before or more than 60 days after the anniversary date, the notice must be delivered not earlier than the 90th day nor later than the 60th day before the annual meeting, or the 10th day following the date on which Titan first publicly announces the annual meeting date. The notice must set forth the following information:

    - the name and address of record of the stockholder who intends to make the nomination;

    - a representation that the stockholder is a holder of record of Titan common stock and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

    - the name, age, business and residential addresses and principal occupation or employment of each nominee;

    - a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons, naming such person or persons, pursuant to which the nomination or are to be made by the stockholder;

    - other information regarding each proposed nominee as would be required to be included in a proxy statement filed pursuant to the rules and regulations of the SEC; and

    - the written consent of each proposed nominee to serve as a director of Titan if so elected.

    Holders of Titan's $1.00 cumulative preferred stock are entitled to elect two directors to Titan's board of directors in the event of a default in the payment of dividends on the $1.00 cumulative convertible preferred stock. The size of Titan's board in this event would be increased by two directors.

    BTG. BTG's bylaws provide that nominations for the election of directors may be made by BTG's board of directors or by any shareholder entitled to vote in the election of directors. BTG's bylaws require that any shareholder wishing to nominate persons for election as directors at an annual meeting must deliver to the secretary of BTG a written notice of the shareholder's intention to make a director nomination. The nomination notice must be delivered to BTG not later than 90 days before the first anniversary of the preceding year's annual meeting. The notice must include the following information:

    - the name and address of the shareholder who intends to make the proposal;

    - a representation that the shareholder is the holder of record of shares of BTG entitled to vote at the meeting and intends to appear in person or by proxy to present the proposal;

    - a description of all arrangements, understandings or relationships between the shareholder and each nominee and any other person or persons (and naming them) pursuant to which the shareholder is making the proposal; and

    - other information regarding each proposed nominee as would be required to be included in a proxy statement filed pursuant to the rules and regulations of the SEC; and

    - the written consent of each proposed nominee to serve as a director of BTG if so elected.

REMOVAL OF DIRECTORS

    TITAN. Under Titan's bylaws, Titan's directors may be removed at any time, either with or without cause, by the affirmative vote of stockholders having a majority of the voting power of Titan. This bylaw provision is subject to rights under Titan's certificate of incorporation of holders of Titan's $1.00 cumulative convertible preferred stock during any period in which Titan defaults on the payment of dividends on the $1.00 cumulative convertible preferred stock.

    BTG. Except as may be provided pursuant to the provisions of the BTG articles of incorporation relating to any class or series of preferred stock with rights to elect directors by separate class or series vote, any director may be removed from the BTG board at any time, but only for "cause" and only upon the affirmative vote of holders of more than 66 2/3% of the BTG shareholders at a meeting called for the purpose of such removal. "Cause" is defined in the BTG articles of incorporation to mean either:

    - conduct as a director of BTG or any subsidiary involving dishonesty of a material nature; or

    - criminal conduct, other than minor infractions and traffic violation, that relates to the performance of the director's duties as a director of BTG or any subsidiary.

VACANCIES ON THE BOARD OF DIRECTORS

    TITAN. Titan's bylaws provide that, when any vacancy occurs in the Titan board of directors, whether by reason of an increase in the number of members composing the Titan board of directors, or otherwise, a majority of the remaining members of the Titan board of directors, even though less than a quorum may appoint a director or directors to fill such vacancy or vacancies. The bylaws further provide, however, that if a vacancy is caused by removal, then the successor must be elected by Titan stockholders at a special meeting called for that purpose. This bylaw provision is subject to rights under Titan's certificate of incorporation of holders of Titan's $1.00 cumulative convertible preferred stock during any period in which Titan defaults on the payment of dividends on the $1.00 cumulative convertible preferred stock.

    BTG. BTG's articles of incorporation provide that, when any vacancy occurs in the BTG board of directors, whether by reason of resignation, removal, death or an increase in the number of members composing the BTG board of directors, or otherwise, only a majority of the remaining members of the BTG board of directors, even though less than a quorum, may appoint a director or directors to fill such vacancy or vacancies. The term of any director so appointed will expire at the end of the next shareholders meeting at which BTG directors are elected or upon the appointee's earlier death, resignation or removal.

INDEMNIFICATION

    TITAN. Titan's bylaws provide for indemnification by Titan, to the fullest extent permitted by law, of its officers, directors, employees and agents.

    BTG. BTG's articles of incorporation provide for indemnification by BTG, to the fullest extent permitted by law, of its officers and directors, as well as:

    - every individual who, while a director or officer of BTG, is or was serving at BTG's request as a director, officer, partner, trustee, employee or agent of another entity;

    - an individual who formerly served as an officer or director of BTG or who, while an officer or director of BTG, occupied any of the above positions with another entity at the request of BTG; and

    - the estate, personal representative, heirs, executors and administrators of an officer or director of BTG.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

    TITAN. Titan's certificate of incorporation provides for the elimination and limitation of the personal liability of directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. In addition, Titan's certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The effect of this provision is to eliminate the rights of Titan and its stockholders, through stockholder derivative suits on behalf of Titan, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in certain situations. The provision does not limit or eliminate the rights of Titan or any stockholder to seek non- monetary relief such as an injunction or rescission upon breach of a director's duty of care. This provision is consistent with section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations.

    BTG. BTG's articles of incorporation provide that, to the fullest extent permitted by Virginia law as in effect or as they may be amended and supplemented, in any proceeding brought by or on behalf of BTG shareholders, the damages assessed against any officer or director of BTG arising out of a single transaction, occurrence or course of conduct shall not exceed the sum of one dollar ($1.00). This provision does not limit the liability of an officer or director if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law including, but not limited to, any claim of unlawful insider trading or stock market manipulation.

AMENDMENT OF CERTIFICATE OF INCORPORATION

    TITAN. Titan's certificate of incorporation may be amended under the Delaware General Corporation Law by a majority vote of the total number of shares outstanding and entitled to vote on the amendment. If any amendment of Titan's certificate of incorporation would adversely affect the rights of any holders of shares of a class or series of capital stock, or such holders are entitled to vote on the amendment, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize the amendment.

    BTG. With the exception of minor amendments that may be adopted by BTG's board of directors without a shareholder vote, BTG's articles of incorporation generally may be amended under the Virginia Stock Corporation Act by the affirmative vote of holders of more than two-thirds of the total number of shares outstanding and entitled to vote on the amendment. If any amendment of BTG's articles of incorporation would affect the rights of any holders of shares of a class or series of capital stock, or such holders are entitled to vote on the amendment, the vote of the holders of more than two-thirds of all outstanding shares of the class or series, voting as a class, is also necessary to authorize the amendment.

AMENDMENT OF BYLAWS

    TITAN. Titan's bylaws may be amended or repealed either by the Titan board of directors, acting by the affirmative vote of a majority of the Titan directors, or by Titan's stockholders.

    BTG. BTG's bylaws may be amended or repealed either by the BTG board of directors, acting by the affirmative vote of a majority of the BTG directors, or by the holders of not less than 66 2/3% of the total number of shares of BTG capital stock entitled to vote on the matter, at a meeting of shareholders called for that purpose upon notice duly given.

                                 LEGAL MATTERS

    Hogan & Hartson L.L.P. will pass on the validity of the shares of Titan common stock to be issued to BTG shareholders in the transaction. Certain tax consequences of the transaction will be passed upon for Titan by Hogan & Hartson L.L.P. and for BTG by Venable, Baetjer and Howard, LLP.

                                    EXPERTS


    The audited consolidated financial statements of The Titan Corporation as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 (as restated), incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


    The financial statements of BTG, Inc and subsidiaries as of March 31, 2001 and 2000, and for each of the two years in the period ended March 31, 2001, included and incorporated by reference in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference and elsewhere in the registration statement, and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements and schedule of BTG, Inc. and subsidiaries for the year ended March 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Datron Systems Incorporated as of March 31, 2001 and for the year then ended incorporated in this proxy statement/prospectus by reference from the Current Report on Form 8-K/A of The Titan Corporation dated August 4, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    Titan and BTG file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Securities and Exchange Commission:


    - Public Reference Room 450 Fifth Street, N.W. Suite 1024 Washington, D.C. 20549


    - Midwest Regional Office 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

    You may also obtain copies of this information by mail from the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

    The Securities and Exchange Commission also maintains a website that contains reports, proxy statements and other information about issuers, like Titan and BTG, that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

    Titan has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the shares of Titan common stock to be issued pursuant to the transaction. This proxy statement/prospectus is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain a copy of the Form S-4, and any amendments to that document, in the manner described above.

    The Securities and Exchange Commission allows Titan and BTG to "incorporate by reference" information into this proxy statement/prospectus, which means that they can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this proxy statement/prospectus, to the extent that a statement contained in or omitted from this proxy statement/prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents described below that Titan and BTG have previously filed with the Securities and Exchange Commission. These documents contain important information about Titan and BTG.

    The following documents listed below that Titan has previously filed with the Securities and Exchange Commission are incorporated by reference:

    - Titan's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which was filed on April 2, 2001, and its amendment to its Form 10-K, which was filed on April 4, 2001, including information incorporated by reference in the Form 10-K from Titan's definitive proxy statement for the 2001 annual meeting of stockholders, which was filed on April 6, 2001;

    - Titan's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which was filed on May 15, 2001;

    - Titan's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which was filed on August 14, 2001, as amended by its Form 10-Q/A, which was filed on September 7, 2001;


    - Titan's Current Report on Form 8-K, which was filed on August 17, 2001, as amended by its Forms 8-K/A, which were filed on September 28, 2001 and October 18, 2001;


    - Titan's Current Report on Form 8-K, which was filed on September 24, 2001;


    - Titan's Current Report on Form 8-K, which was filed on October 25, 2001;


    - The description of Titan's common stock contained in Titan's registration statement on Form 8-B filed June 16, 1969, including any amendments or reports filed for the purpose of updating such description; and

    - The description of Titan's preferred stock purchase rights contained in Titan's registration statement on Form 8-A12B filed on August 24, 1995, including any amendments or reports filed for the purpose of updating such description.


    All documents that Titan files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this proxy statement/prospectus to the date of the special meeting of BTG shareholders for consideration of the merger shall also be deemed to be incorporated by reference into this proxy statement/prospectus.



    TITAN DOCUMENTS INCORPORATED BY REFERENCE ARE AVAILABLE FROM TITAN, WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST TO THE TITAN CORPORATION, INVESTOR RELATIONS, 3033 SCIENCE PARK ROAD, SAN DIEGO, CALIFORNIA 92121-1199, ATTN:
ROCHELLE R. BOLD, VICE PRESIDENT, INVESTOR RELATIONS, TELEPHONE NUMBER:

(858) 552-9500. IN ORDER TO RECEIVE TIMELY DELIVERY, YOU MUST MAKE YOUR REQUEST NO LATER THAN NOVEMBER 19, 2001. IF YOU REQUEST ANY INCORPORATED DOCUMENTS FROM TITAN, TITAN WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER TITAN RECEIVES YOUR REQUEST.



    The following documents listed below that BTG has previously filed with the Securities and Exchange Commission are incorporated by reference:


    - BTG's Form 10-K for the fiscal year ended March 31, 2001, which was filed on June 25, 2001, including information incorporated by reference in the Form 10-K from BTG's definitive proxy statement for the 2001 annual meeting of shareholders, which was filed on July 23, 2001;

    - BTG's Form 10-Q for the quarter ended June 30, 2001, which was filed on August 14, 2001;

    - BTG's Form 8-K, which was filed on April 17, 2001; and

    - BTG's Form 8-K/A, which was filed on June 11, 2001.


    BTG DOCUMENTS INCORPORATED BY REFERENCE ARE AVAILABLE FROM BTG, WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST TO BTG, INC., INVESTOR RELATIONS, 3877 FAIRFAX RIDGE ROAD, FAIRFAX, VIRGINIA 22030-7448, ATTN.: JOHN GRAHAM, GROUP VICE PRESIDENT, INVESTOR RELATIONS, TELEPHONE NUMBER: (703) 383-8140. IN ORDER TO RECEIVE TIMELY DELIVERY, YOU MUST MAKE YOUR REQUEST NO LATER THAN NOVEMBER 19, 2001. IF YOU REQUEST ANY INCORPORATED DOCUMENTS FROM BTG, BTG WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER BTG RECEIVES YOUR REQUEST.



    Titan has not authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Titan has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the Titan common stock offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer of Titan common stock presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.


    SureBeam-Registered Trademark- and Cayenta-Registered Trademark- are registered trademarks of The Titan Corporation. All other tradenames and trademarks appearing in this proxy statement/prospectus are the property of their holders.

                       INDEX OF BTG FINANCIAL STATEMENTS

Report of Independent Auditors (Deloitte & Touche LLP)......     F-2
Report of Independent Auditors (KPMG LLP)...................     F-3
Consolidated Statements of Operations for the Fiscal Years
  Ended March 31, 2001, 2000 and 1999.......................     F-4
Consolidated Balance Sheets as of March 31, 2001 and 2000...     F-5
Consolidated Statements of Shareholders' Equity for the
  Fiscal Years Ended March 31, 2001, 2000 and 1999..........     F-6
Consolidated Statements of Cash Flows for the Fiscal Years
  Ended March 31, 2001, 2000 and 1999.......................     F-7
Consolidated Statements of Comprehensive Income for the
  Fiscal Years Ended March 31, 2001, 2000 and 1999..........     F-8
Notes to Consolidated Financial Statements..................     F-9
Schedule II.................................................    F-28

Consolidated Interim Balance Sheets as of June 30, 2001 and
  March 31, 2001............................................    F-29
Consolidated Interim Statements of Operations for the Three
  Months Ended June 30, 2001 and 2000.......................    F-30
Consolidated Interim Statements of Cash Flows for the Three
  Months Ended June 30, 2001 and 2000.......................    F-31
Notes to Conslidated Interim Financial Statements...........    F-32

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of BTG, Inc.:

    We have audited the accompanying consolidated balance sheets of BTG, Inc. and subsidiaries (the Company) as of March 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income for the years then ended. Our audit also included the financial statement schedule (Schedule II) for the years ended March 31, 2001 and 2000. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BTG, Inc. and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

McLean, Virginia
May 21, 2001

                         REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Shareholders
BTG, Inc.:

    We have audited the consolidated statement of operations, shareholders' equity, cash flows, and comprehensive income for BTG, Inc. and subsidiaries for the year ended March 31, 1999. In connection with our audit of the consolidated financial statements, we have also audited the accompanying financial statement
Schedule II--Valuation and Qualifying Accounts. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of BTG, Inc. and subsidiaries for the year ended March 31, 1999, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ KPMG LLP

McLean, Virginia
May 24, 1999

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FISCAL YEARS ENDED MARCH 31, 2001, 2000 AND 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                2001       2000       1999
                                                              --------   --------   --------
Revenues:
  Contract revenue..........................................  $217,565   $204,229   $173,574
  Product sales.............................................     7,278     44,766    142,861
                                                              --------   --------   --------
                                                              $224,843   $248,995   $316,435
Direct costs:
  Contract costs............................................   142,979    134,033    113,346
  Cost of product sales.....................................     6,787     42,823    137,985
                                                              --------   --------   --------
                                                              $149,766   $176,856   $251,331

Indirect, general and administrative expenses...............    63,563     59,915     55,242
  Depreciation and amortization expense.....................     3,001      2,204      1,965
  Restructuring charge......................................        --         --      1,796
                                                              --------   --------   --------
                                                              $216,330   $238,975   $310,334
                                                              --------   --------   --------
Operating income............................................  $  8,513   $ 10,020   $  6,101
Interest expense, net.......................................    (3,131)    (1,917)    (3,949)
Unusual charge..............................................        --         --     (1,201)
Gain (loss) on sales of investments, net....................      (955)        --      3,532
Other.......................................................        --         --       (155)
                                                              --------   --------   --------
Income from continuing operations before income taxes.......  $  4,427   $  8,103   $  4,328
Provision for income taxes..................................     1,750      3,548      1,567
                                                              --------   --------   --------
Income from continuing operations...........................  $  2,677   $  4,555   $  2,761
Loss from discontinued operations:
  Loss from operations, net of income tax benefit of $33 and
    $160 for fiscal 2000 and 1999, respectively.............        --        (42)      (251)
  Loss on disposal, net of income tax benefit of $56 and
    $124 for fiscal 2000 and 1999, respectively.............        --        (74)      (514)
                                                              --------   --------   --------
                                                                    --       (116)      (765)
                                                              --------   --------   --------
Net income..................................................  $  2,677   $  4,439   $  1,996
                                                              ========   ========   ========
Basic earnings per share:
  Income from continuing operations.........................  $   0.30   $   0.51   $   0.32
  Loss from discontinued operations.........................        --      (0.01)     (0.09)
                                                              --------   --------   --------
  Net income................................................  $   0.30   $   0.50   $   0.23
                                                              ========   ========   ========
Diluted earnings per share:
  Income from continuing operations.........................  $   0.30   $   0.50   $   0.32
  Loss from discontinued operations.........................        --      (0.01)     (0.09)
                                                              --------   --------   --------
  Net income................................................  $   0.30   $   0.49   $   0.23
                                                              ========   ========   ========
Weighted average shares outstanding (used in the calculation
  of basic earnings per share)..............................     8,955      8,853      8,774
                                                              ========   ========   ========
Weighted average shares outstanding (used in the calculation
  of diluted earnings per share)............................     9,029      9,035      8,827
                                                              ========   ========   ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CONSOLIDATED BALANCE SHEETS
                            MARCH 31, 2001 AND 2000
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                2001       2000
                                                              --------   --------
ASSETS
Current assets:
  Investments, at fair value................................  $     53   $     --
  Receivables, net..........................................    58,503     69,352
  Inventory, net............................................        --        507
  Prepaid expenses..........................................     1,295      1,400
  Deferred income taxes.....................................       468      1,048
  Other.....................................................     1,824      1,080
                                                              --------   --------
      Total current assets..................................  $ 62,143   $ 73,387
                                                              --------   --------
Property and equipment:
  Furniture and equipment...................................    16,504     15,589
  Leasehold improvements....................................     2,801      2,618
                                                              --------   --------
                                                              $ 19,305   $ 18,207
  Accumulated depreciation and amortization.................   (11,014)    (9,164)
                                                              --------   --------
                                                              $  8,291   $  9,043
Other assets:
  Goodwill, net of accumulated amortization of $2,781 and
    $1,641 at
    March 31, 2001 and 2000, respectively...................  $ 23,224   $ 14,551
  Restricted investments....................................        --      6,429
  Investments, at cost......................................     2,000         --
  Notes receivable..........................................        --      1,000
  Deferred income taxes.....................................       249        357
  Other.....................................................       793      2,615
                                                              --------   --------
                                                              $ 96,700   $107,382
                                                              ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 18,141   $ 21,342
  Accrued expenses..........................................    11,682     12,840
  Other.....................................................       512      1,644
                                                              --------   --------
      Total current liabilities.............................  $ 30,335   $ 35,826
                                                              --------   --------
Line of credit, excluding current maturities................    23,913     30,466
Other.......................................................       354        877
                                                              --------   --------
      Total liabilities.....................................  $ 54,602   $ 67,169
                                                              ========   ========
Commitments and contingencies
Shareholders' equity:
  Preferred stock:
    No par value, 982,500 shares authorized; no shares
      issued or outstanding.................................  $     --   $     --
    $0.01 par value, 17,500 shares authorized; no shares
      issued or outstanding.................................        --         --
  Common stock, no par value, 20,000,000 shares authorized;
    8,897,045 and 8,985,812 shares outstanding at March 31,
    2001 and 2000, respectively.............................    53,584     54,308
  Accumulated deficit.......................................   (11,418)   (14,095)
  Accumulated other comprehensive losses....................       (68)        --
                                                              --------   --------
      Total shareholders' equity............................  $ 42,098   $ 40,213
                                                              --------   --------
                                                              $ 96,700   $107,382
                                                              ========   ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               FISCAL YEARS ENDED MARCH 31, 2001, 2000, AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             RETAINED      ACCUMULATED
                                                             EARNINGS         OTHER           TOTAL
                                                 COMMON    (ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS'
                                                 STOCK       DEFICIT)        INCOME          EQUITY
                                                --------   ------------   -------------   -------------
Balance, April 1, 1998........................  $52,857      $(20,530)        $ 733          $33,060
  Net income..................................       --         1,996            --            1,996
  Sale of 131,844 common shares under stock
    option and stock purchase plans...........      753            --            --              753
  Sale of 138,910 common shares in a private
    placement to certain directors............    1,250            --            --            1,250
  After-tax change in unrealized investment
    gains, net of reclassification
    adjustment................................       --            --          (733)            (733)
  Purchase and retirement of 53,000 common
    shares....................................     (315)           --            --             (315)
                                                -------      --------         -----          -------
Balance, March 31, 1999.......................  $54,545      $(18,534)        $  --          $36,011
  Net income..................................       --         4,439            --            4,439
  Sale of 122,748 common shares under stock
    option and stock purchase plans...........      758            --            --              758
  Purchase and retirement of 143,100 common
    shares....................................     (995)           --            --             (995)
                                                -------      --------         -----          -------
Balance, March 31, 2000.......................  $54,308      $(14,095)        $  --          $40,213
  Net income..................................       --         2,677            --            2,677
  Sale of 86,233 common shares under stock
    option and stock purchase plans...........      554            --            --              554
  After-tax change in unrealized investment
    gains and losses..........................       --            --           (68)             (68)
  Purchase and retirement of 175,000 common
    shares....................................   (1,278)           --            --           (1,278)
                                                -------      --------         -----          -------
Balance, March 31, 2001.......................  $53,584      $(11,418)        $ (68)         $42,098
                                                =======      ========         =====          =======

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FISCAL YEARS ENDED MARCH 31, 2001, 2000, AND 1999
                                 (IN THOUSANDS)

                                                                2001       2000       1999
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income................................................  $  2,677   $  4,439   $  1,996
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Loss on discontinued operations.........................        --        116        765
    Depreciation and amortization...........................     3,001      2,204      1,965
    Amortization of debt issue costs........................       100         48        284
    Deferred income taxes...................................       445      2,364        167
    Provision for losses on accounts receivable and
      inventory.............................................       117        427        366
    Equity in earnings of affiliate.........................        --         --        (24)
    Loss on sales of property and equipment.................        16         95         --
    Loss (gain) on sales of investments.....................       955         --     (3,532)
    Restructuring charge....................................        --         --      1,796
    Unusual charge..........................................        --         --      1,706
    Changes in assets and liabilities, net of the effects
      from purchases of subsidiaries:
      (Increase) decrease in receivables....................    16,173    (16,548)    81,821
      (Increase) decrease in inventory......................       495       (330)     1,439
      (Increase) decrease in income tax receivable..........        --         43     10,572
      (Increase) decrease in prepaids and other assets......     2,388      1,680      3,678
      Increase (decrease) in accounts payable...............    (3,611)     1,056    (56,853)
      Increase (decrease) in accrued expenses...............    (2,154)     2,526     (3,793)
      Increase (decrease) in other liabilities..............    (1,494)    (1,328)      (408)
                                                              --------   --------   --------
    Net cash provided by (used in) the operating activities
      of continuing operations..............................    19,108     (3,208)    41,945
    Net cash provided by (used in) discontinued
      operations............................................        --        135       (124)
                                                              --------   --------   --------
        Net cash provided by (used in) operating
          activities........................................  $ 19,108   $ (3,073)  $ 41,821
                                                              --------   --------   --------
Cash flows from investing activities:
  Purchases of subsidiaries, net of cash acquired...........   (14,298)        --     (5,705)
  Purchases of property and equipment.......................      (745)    (5,739)      (939)
  Deposit on subsequent business combination................        --     (2,100)        --
  Proceeds from sales of investments........................     5,555         --     30,288
  Purchases of investments..................................    (2,000)      (250)        --
  Proceeds from redemption of notes receivable..............       500        500         --
  Capitalized product development costs.....................      (629)        --         --
                                                              --------   --------   --------
        Net cash provided by (used in) investing
          activities........................................  $(11,617)  $ (7,589)  $ 23,644
                                                              --------   --------   --------
Cash flows from financing activities:
  Net advances (repayments) under line of credit............    (6,553)    12,800    (53,155)
  Principal payments on long-term debt and capital lease
    obligations.............................................    (8,114)    (1,820)   (19,192)
  Proceeds from the issuance of long-term debt..............     8,000         --      5,400
  Payment of debt issue costs...............................      (100)        --         (3)
  Proceeds from the issuance of common stock................       554        677      1,800
  Purchase of treasury stock................................    (1,278)      (995)      (315)
                                                              --------   --------   --------
        Net cash provided by (used in) financing
          activities........................................  $ (7,491)  $ 10,662   $(65,465)
                                                              --------   --------   --------
Increase (decrease) in cash and equivalents.................        --         --         --
Cash and equivalents, beginning of year.....................        --         --         --
                                                              --------   --------   --------
Cash and equivalents, end of year...........................  $     --   $     --   $     --
                                                              --------   --------   --------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
               FISCAL YEARS ENDED MARCH 31, 2001, 2000, AND 1999
                                 (IN THOUSANDS)

                                                                2001       2000       1999
                                                              --------   --------   --------
Net income..................................................   $2,677     $4,439    $ 1,996
                                                               ------     ------    -------
Other comprehensive income, net of tax:
  Unrealized gains on investments:
    Unrealized holding gains (losses) arising during the
      period................................................      (68)        --      1,839
    Less: reclassification adjustment for gains included in
      net income............................................       --         --     (2,572)
                                                               ------     ------    -------
Comprehensive income........................................   $2,609     $4,439    $ 1,263
                                                               ======     ======    =======

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           BTG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

    BTG, Inc. ("BTG" or "we" or "us") is an information systems and technical services company providing expertise to a broad range of the complex systems needs of our customers. We are an industry leader in providing systems analysis and consulting services, solutions development, systems integration, and computer-based operations and support.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    In the accompanying consolidated financial statements, we have included the accounts of all our majority-owned subsidiaries. We have eliminated all significant intercompany balances and transactions. We record investments in unconsolidated affiliates owned more than 20 percent, but not in excess of 50 percent using the equity method of accounting.

REVENUE RECOGNITION

    We provide systems analysis and engineering services, solutions development, systems integration, and computer-based operations and support, primarily to the United States Government and its agencies and departments (the "Government"), on a contractual basis. We recognize revenue on cost-plus-fee contracts to the extent of costs incurred plus a proportionate amount of fees earned. We recognize revenue on time-and-material contracts to the extent of billable rates times hours delivered plus other direct costs incurred. We recognize revenue on fixed-price contracts using the percentage-of-completion method based on costs incurred in relation to total estimated costs. We recognize anticipated contract losses as soon as they become known and estimable.

    We defer revenue that is contractually billable prior to performance or delivery until the work has been performed and/or we have delivered the product.

    We also provide off-the-shelf hardware and software to the Government under a variety of contract vehicles and to commercial companies as a third-party distributor. We recognize the related revenue when products are shipped or when customers have accepted the products or services, depending on contractual terms. We accrue estimated future costs associated with providing customer support under warranty obligations for products sold at the time of revenue recognition.

CASH AND EQUIVALENTS

    All highly liquid debt instruments with original maturities of three months or less are classified as cash equivalents.

INVESTMENTS

    We classify our marketable equity securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. These securities are carried at fair market value, with unrealized gains and losses reported in shareholders' equity as a component of other comprehensive income.

                           BTG, INC. AND SUBSIDIARIES

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORY

    Our inventory, net of an allowance for obsolescence, consists principally of purchased products held for resale, and we value it at the lower of cost, determined on the average cost basis, or market value. All inventory at March 31, 2001 was fully reserved.

PROPERTY AND EQUIPMENT

    We record property and equipment at cost and depreciate it over its estimated useful lives, three to ten years, using the straight-line method. We amortize leasehold improvements over the shorter of the terms of the related leases or their estimated useful lives using the straight-line method. Our capital leased assets are amortized using the straight-line method over either the lease term or the estimated useful lives of the leased assets depending on the criteria used for lease capitalization.

    In March 1999, we began implementing an enterprise-wide financial information system. We capitalized external direct costs of materials and services and payroll-related costs of employees working on development of the software system portion of the project. Training costs and costs to reengineer business processes were expensed as incurred. We completed the implementation of the system during fiscal 2000. Total capitalized costs associated with the acquisition and development of the system were approximately $5.8 million, of which $4.6 million were capitalized during fiscal 2000.

GOODWILL

    Goodwill, the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies, is amortized over the expected periods of benefit, 15 to 30 years, on a straight-line basis.

    We assess the recoverability of our goodwill when impairment indicators are present by determining whether the balances can be recovered through the estimated, undiscounted future operating cash flows of the acquired operations. We measure the amount of impairment, if any, based on projected discounted future operating cash flows. Our assessment of the recoverability of goodwill will be impacted if we do not achieve estimated future operating cash flows.

INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

RESEARCH AND DEVELOPMENT EXPENSES

    We expense research and development costs as they are incurred.

                           BTG, INC. AND SUBSIDIARIES

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CAPITALIZED PRODUCT DEVELOPMENT COSTS

    Costs associated with software development are capitalized once a product's technological feasibility is established. Capitalized product development costs are amortized on a product-by-product basis based on the ratio of recorded revenue to total estimated revenue, with a minimum amortization using the straight-line method over the product's estimated economic life. Capitalized product development costs are carried at the lower of unamortized cost or net realizable value.

    The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized product development costs require considerable judgment by management with respect to certain external factors such as anticipated future revenues, estimated economic lives, and changes in hardware and software technologies.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of our marketable securities, receivables, payables, and revolving line of credit instruments approximates fair value since all such instruments are either readily tradable, short-term in nature or bear interest rates which are indexed to current market rates. Fair value for our notes receivable is determined based on current rates offered for instruments with similar remaining maturities. At March 31, 2001 and 2000, the carrying value of our notes receivable approximated fair value.

EARNINGS PER SHARE

    We compute our basic earnings per share by dividing net income for the year by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock and potential dilutive securities outstanding during the year. Potential dilutive securities include all issued and outstanding options whose exercise price was greater than or equal to the average market price for the respective period presented.

USE OF ESTIMATES

    In preparing our consolidated financial statements in conformity with generally accepted accounting principles, our management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We use the most current and best available information in preparing these estimates. Significant estimates were used in the consolidated financial statements to account for revenue recognition, the accounts receivable allowance, deferred tax asset valuation allowance, product warranty liability, and certain other reserves recorded in connection with our restructuring charges in fiscal 1999. Actual results may differ from those estimates.

RECLASSIFICATION

    We have reclassified certain amounts in the prior years' financial statements to conform to the fiscal 2001 presentation.

                           BTG, INC. AND SUBSIDIARIES

3.  RECEIVABLES

    The components of receivables are as follows (in thousands):

                                                                 MARCH 31,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
Amounts billed and billable...............................  $54,876    $66,179
Retainages billable upon contract completion..............    3,237      2,939
Other unbilled amounts....................................    1,073      1,277
Allowance for doubtful accounts...........................     (683)    (1,043)
                                                            -------    -------
    Total.................................................  $58,503    $69,352
                                                            =======    =======

    The Company anticipates collecting substantially all receivables, except retainages, within one year.

4.  ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

                                                                 MARCH 31,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
Accrued salaries and related taxes........................  $ 4,969    $ 6,414
Accrued employee leave....................................    4,415      3,941
Accrued product warranty costs............................      695        842
Accrued employee medical claims...........................      259        565
Other.....................................................    1,344      1,078
                                                            -------    -------
                                                            $11,682    $12,840
                                                            =======    =======

5.  INCOME TAXES

    Total income tax expense (benefit) for the years ended March 31, 2001, 2000 and 1999 was allocated as follows (in thousands):

                                                       FISCAL YEARS ENDED MARCH 31,
                                                      ------------------------------
                                                        2001       2000       1999
                                                      --------   --------   --------
Income from continuing operations...................   $1,750     $3,548     $1,567
Discontinued operations.............................       --        (89)      (284)
                                                       ------     ------     ------
                                                       $1,750     $3,459     $1,283
                                                       ======     ======     ======

                           BTG, INC. AND SUBSIDIARIES

5.  INCOME TAXES (CONTINUED)
    The provision for income taxes attributable to income from continuing operations include the following (in thousands):

                                                       FISCAL YEARS ENDED MARCH 31,
                                                      ------------------------------
                                                        2001       2000       1999
                                                      --------   --------   --------
Current:
  Federal...........................................   $1,096     $  867     $  828
  State.............................................      208        255        381
                                                       ------     ------     ------
                                                        1,304      1,122      1,209
                                                       ------     ------     ------
Deferred:
  Federal...........................................      370      2,014        299
  State.............................................       76        412         59
                                                       ------     ------     ------
                                                          446      2,426        358
                                                       ------     ------     ------
                                                       $1,750     $3,548     $1,567
                                                       ======     ======     ======

    Our income tax expense differs from the amount of income taxes determined by applying the U.S. Federal income tax statutory rates to income from continuing operations before income taxes as follows:

                                                                   FISCAL YEARS ENDED
                                                                       MARCH 31,
                                                          ------------------------------------
                                                            2001          2000          1999
                                                          --------      --------      --------
Statutory Federal income tax rate.......................    35.0%         35.0%         35.0%
State income tax, net of Federal income tax benefit.....     4.9           4.7           5.3
Phase-in tax rate differential..........................    (1.0)         (1.0)         (1.0)
Non-deductible amortization expense.....................     5.3           2.9           4.3
Change in the valuation allowance.......................      --            --          (9.6)
Other...................................................    (4.7)          2.2           2.2
                                                            ----          ----          ----
  Effective tax rate....................................    39.5%         43.8%         36.2%
                                                            ====          ====          ====

                           BTG, INC. AND SUBSIDIARIES

5.  INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2001 and 2000 are as follows (in thousands):

                                                                 MARCH 31,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
Deferred tax assets:
  Employee benefits, accrued for financial reporting
    purposes..............................................  $ 1,496    $ 1,293
  Financial reporting reserves............................      459        777
  Product warranty costs, accrued for financial reporting
    purposes..............................................      351        552
  Net operating loss carryforwards........................      180        321
  Other...................................................      178        241
                                                            -------    -------
Total deferred tax assets.................................    2,664      3,184
Less: valuation allowance.................................     (133)      (133)
                                                            -------    -------
    Net deferred tax assets...............................    2,531      3,051
                                                            -------    -------
Deferred tax liabilities:
  Revenues not contractually billable.....................   (1,617)    (1,598)
  Other...................................................     (197)       (48)
                                                            -------    -------
Total deferred tax liabilities............................   (1,814)    (1,646)
                                                            -------    -------
    Net deferred tax assets...............................  $   717    $ 1,405
                                                            =======    =======

    The valuation allowance for deferred tax assets as of March 31, 1999 was $133,000. In assessing the realizability of deferred tax assets, our management considers whether it is more likely than not that we will realize some portion or all of the deferred tax assets. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. In making this assessment, we consider taxes paid during the past two years, scheduled reversal of deferred tax liabilities, historical and projected future taxable income, and tax planning strategies. Based upon these factors, we have established a valuation allowance against that portion of the deferred tax assets for which we believe that ultimate realization cannot presently be assessed as "more likely than not." We believe, based principally on the past earnings history of our ongoing operations and the scheduled reversal of significant deferred tax liabilities, the majority of our deferred tax assets at March 31, 2001 are more likely than not realizable.

6.  LINE OF CREDIT

    Our revolving line of credit facility (the "Credit Facility") is with a syndicate of financial institutions which, as amended, currently provides for borrowings up to $50.0 million based on specified percentages of eligible accounts receivable (the "borrowing base"). The Credit Facility, which is secured by substantially all of our assets, requires BTG to comply with various financial covenants and restricts us from, among other things, paying dividends, changing our capital structure, or making acquisitions without the approval of the lenders. At March 31, 2001, we were in compliance with all financial covenants under the Credit Facility. At March 31, 2000, we obtained a waiver from the lending financial institutions for non-compliance with the capital expenditure covenant. We were in compliance with all of the other financial covenants as of that date.

                           BTG, INC. AND SUBSIDIARIES

6.  LINE OF CREDIT (CONTINUED)
    At March 31, 2001, we have classified the entire balance outstanding under the Credit Facility as a noncurrent liability in the accompanying consolidated balance sheet, as we anticipate that our borrowing base over the next fiscal year will provide for a minimum availability equal to or in excess of the amount outstanding on such date. The Credit Facility has a termination date of August 31, 2002.

    In addition to a revolving loan, the Credit Facility includes a facility under which we can, subject to the approval of the lenders and the payment of certain fees, obtain letters of credit of up to a maximum of $5.0 million. At March 31, 2001 and 2000, there were no letters of credit outstanding under the facility. Costs incurred to obtain the Credit Facility have been capitalized and are being amortized over the term of the agreement.

    At March 31, 2001, the balance outstanding under the Credit Facility was approximately $23.9 million and approximately $10.4 million was available for additional borrowing. At March 31, 2000, the balance outstanding under the Credit Facility was approximately $30.5 million and approximately $15.5 million was available for additional borrowing. Interest on outstanding borrowings under the amended agreement is provided at a rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus a percentage ranging from 2.25% to 3.25%, depending on our leverage ratio.

    An analysis of activity under the Credit Facility is as follows (dollars in thousands):

                                                                 MARCH 31,
                                                           ----------------------
                                                             2001          2000
                                                           --------      --------
Maximum line of credit available during the period.......  $45,901       $48,896
Balance outstanding at the end of the period.............  $23,912       $30,466
Total borrowing base at the end of the period............  $34,353       $45,997
Interest rate at the end of the period:
  At the lender's prime rate option......................     8.00%         9.00%
  At the LIBOR option (average)..........................     7.53%         8.26%
Monthly average amount outstanding during the period.....  $29,304       $26,805
Monthly weighted average interest rate outstanding during
  the period.............................................     9.65%         8.38%

7.  LONG-TERM DEBT

    In April 2000, we issued two term promissory notes to each of the two financial institutions that lend to us under the Credit Facility totaling $8.0 million to provide us with financing for a business combination. These notes were repaid in their entirety during fiscal 2001.

    In January 1999, we issued term promissory notes totaling $3.4 million to each of the two financial institutions that lend to us under the Credit Facility. We used the proceeds from the term promissory notes to finance the acquisition of STAC, Inc. and repaid $1.7 million in March 1999 and the remaining $1.7 million during fiscal 2000.

                           BTG, INC. AND SUBSIDIARIES

8.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS

PREFERRED STOCK

    Our Amended Articles of Incorporation authorize us to issue up to 1,000,000 shares of preferred stock, 982,500 of which have no par value and 17,500 of which have a par value of $0.01 per share. No preferred shares have been issued as of March 31, 2001.

COMMON STOCK

    There is one class of voting common stock, with no par value, and 20,000,000 shares authorized for issuance.

    In September 1998, the Company's Board of Directors approved the adoption of a share repurchase plan. Under the terms of the share repurchase plan, we are authorized to purchase, from time to time, up to 500,000 shares of BTG common stock through both open market and negotiated purchases. During fiscal 2001 and 2000, we purchased 175,000 and 143,100 shares of common stock under the share repurchase plan for approximately $1.3 million and $995,000, respectively.

    At March 31, 1999, there were outstanding common stock purchase warrants (the "Warrants") which entitled the holder to purchase up to 317,478 shares of our common stock at $4.79 per share. In January 2000, the holder of the Warrants exercised 100% of the Warrants in a cashless transaction. Under this transaction, we issued 153,959 shares of BTG common stock to the Warrant holder. At March 31, 2001 and March 31, 2000, we had no other warrants outstanding.

EMPLOYEE STOCK OPTION PLAN

    We have adopted an employee stock option plan (the "Plan") which provides for grants of both qualified and non-qualified common stock options. As currently amended, the Plan permits us to issue up to 1,750,000 options at prices equal to or greater than the fair value of a company share on the date of grant. Options granted under the Plan expire upon the earlier of ten years from the date of grant or three months after the optionee's termination of employment with the Company.

                           BTG, INC. AND SUBSIDIARIES

8.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS (CONTINUED)
    Additional information with respect to all options granted under the Company's employee stock option plan is as follows:

                                                                 WEIGHTED-AVERAGE
                                                      NUMBER      EXERCISE PRICE
                                                     OF SHARES      PER SHARE
                                                     ---------   ----------------
Shares under option, March 31, 1998................    327,877        $11.39
  Options granted..................................    815,750          7.53
  Options exercised................................    (26,737)         4.30
  Options forfeited................................   (141,139)        11.14
                                                     ---------        ------
Shares under option, March 31, 1999................    975,751          8.39
  Options granted..................................    597,150          7.94
  Options exercised................................    (22,248)         6.48
  Options forfeited................................    (84,225)         7.93
                                                     ---------        ------
Shares under option, March 31, 2000................  1,466,428          8.22
  Options granted..................................    186,450          8.90
  Options exercised................................     (5,858)         5.99
  Options forfeited................................   (472,479)         8.25
                                                     ---------        ------
Shares under option, March 31, 2001................  1,174,541        $ 8.33
                                                     =========        ======
Options exercisable, March 31, 2000................    289,220        $ 8.00
                                                     =========        ======
Options exercisable, March 31, 2001................    543,591        $ 8.06
                                                     =========        ======

DIRECTORS STOCK OPTION PLAN

    We have a Directors Stock Option Plan (the "Directors Option Plan") which provides for the granting of a maximum of 100,000 nonqualified stock options to non-employee members of the Board of Directors. In September 1999, the shareholders of the Company approved an amendment to the Directors Option Plan under which the option price per share is equal to 110% of the fair market value of a company share on the date of grant. The term of each option is ten years and an option first becomes exercisable six months after the date of grant. Under the amended terms of the Directors Option Plan, each non-employee member of the Board of Directors is granted 2,500 options on each anniversary date of the Director's service commencement date.

                           BTG, INC. AND SUBSIDIARIES

8.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS (CONTINUED)
    Additional information with respect to options granted under the Directors Option Plan is as follows:

                                                                  WEIGHTED-AVERAGE
                                                       NUMBER      EXERCISE PRICE
                                                      OF SHARES      PER SHARE
                                                      ---------   ----------------
Shares under option, March 31, 1998.................   23,000          $12.25
  Options granted...................................    7,500            7.55
  Options forfeited.................................   (1,000)          13.13
                                                       ------          ------
Shares under option, March 31, 1999.................   29,500           10.96
  Options granted...................................   15,000            8.16
                                                       ------          ------
Shares under option, March 31, 2000.................   44,500           10.02
  Options granted...................................   17,500            8.24
                                                       ------          ------
Shares under option, March 31, 2001.................   62,000          $ 9.55
                                                       ======          ======
Options exercisable, March 31, 2000.................   42,000          $10.03
                                                       ======          ======
Options exercisable, March 31, 2001.................   57,000          $ 9.85
                                                       ======          ======

STOCK PURCHASE PLANS

    Our shareholders have adopted two stock purchase plans: the Annual Leave Stock Plan (the "Annual Leave Plan") and the Employee Stock Purchase Plan (the "ESPP"). Under the Annual Leave Plan, eligible employees can exchange certain unused amounts of accrued annual leave for shares of common stock at the fair market value of the stock on the date of exchange. During fiscal 2001, 2000 and 1999, we issued 12,595, 8,506 and 13,264 shares, respectively, of common stock under the Annual Leave Plan. The value of the shares issued in fiscal 2001, 2000 and 1999 was approximately $72,000, $80,000 and $75,000, respectively.

    Under the ESPP, participating and eligible employees purchase our common stock, through payroll deductions or annual lump sum contributions, at a 15 percent discount to the lower of the fair market value of such stock at the beginning or ending date of the quarterly election period. The total number of shares of our common stock under the ESPP is limited to 400,000. We issued 58,077, 68,327, and 72,882 common stock shares under the ESPP during fiscal 2001, 2000, and 1999, respectively. Since inception, we have issued 355,199 shares under the ESPP.

    Our shareholders have also adopted the Non-Employee Director Stock Purchase Plan (the "Directors Purchase Plan"). Under the terms of the Directors Purchase Plan, non-employee members of the Board of Directors may elect to have their fees invested in BTG common stock at a price equal to the lower of 100% of the fair market value of a company share on the beginning or ending date of the election period. The election period is the 12-month period beginning on October 1 of each year. The maximum number of shares that may be issued under the Directors Purchase Plan is 100,000. Under this plan, we issued 19,128, 19,169, and 18,961 shares of common stock valued at approximately $151,000, $126,000, and $128,000 during fiscal 2001, 2000, and 1999, respectively. Since inception, we have issued 63,628 shares of stock under this plan.

                           BTG, INC. AND SUBSIDIARIES

8.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS (CONTINUED)
PROFIT SHARING PLAN

    We established a qualified 401(k) profit sharing plan in 1987 under which eligible employees may elect to defer a portion of their salary. At the discretion of the Board of Directors, we may contribute to the plan. Our current contribution, as approved by the Board, is a matching contribution of an amount up to five percent of eligible employees' deferrals. Employees participating in the plan vest in the employer contribution over four years at 10%, 30%, 60%, and 100% cumulative per year, respectively.

    Company contributions to the 401(k) plan were approximately $1.5 million, $2.4 million, and $1.6 million, in fiscal 2001, 2000 and 1999, respectively.

DISCLOSURES PURSUANT TO STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

    We apply Accounting Principles Board Opinion 25 and its related interpretations in accounting for our equity participation programs. No compensation cost has been recognized for our incentive stock option and stock purchase plans. Had compensation cost for our stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of accounting under Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, then our net income and earnings per share would have been reduced to the pro forma amounts indicated as follows (in thousands, except per share data):

                                                       FISCAL YEARS ENDED MARCH 31,
                                                      ------------------------------
                                                        2001       2000       1999
                                                      --------   --------   --------
Net income.............................  As reported   $2,677     $4,439     $1,996
                                         Pro forma     $1,200     $4,005     $1,739
Diluted earnings per share.............  As reported   $ 0.30     $ 0.49     $ 0.23
                                         Pro forma     $ 0.13     $ 0.44     $ 0.20

    The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for option grants during the years ended March 31, 2001, 2000 and 1999, respectively:

                                                  FISCAL YEARS ENDED MARCH 31,
                                             ---------------------------------------
                                               2001           2000           1999
                                             ---------      ---------      ---------
Dividend yield.............................        0.0%           0.0%           0.0%
Expected volatility........................       60.5%          66.6%          60.0%
Risk-free interest rate....................        6.3%           6.5%           5.1%
Forfeiture rate............................       11.0%           6.0%           6.0%
Expected life..............................  3-7 years      3-7 years      3-8 years

                           BTG, INC. AND SUBSIDIARIES

8.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS (CONTINUED)
    The following table summarizes information about fixed employee and director stock options outstanding at March 31, 2001:

                                           OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                            -------------------------------------------------   ------------------------------
                              NUMBER      WEIGHTED-AVERAGE                        NUMBER
RANGE OF                    OUTSTANDING      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE   WEIGHTED-AVERAGE
EXERCISE PRICES             AT 3/31/01    CONTRACTUAL LIFE    EXERCISE PRICE    AT 3/31/01     EXERCISE PRICE
---------------             -----------   ----------------   ----------------   -----------   ----------------
$5.78 - $7.88.............     551,555          7.69              $ 6.44          346,992          $ 6.47
$8.25 - $9.90.............     572,818          8.07                9.14          188,269            9.15
$10.31 - $20.08...........     112,168          6.53               14.16           65,330           14.92
                             ---------         -----              ------          -------          ------
$5.78 - $20.08............   1,236,541          7.76              $ 8.39          600,591          $ 8.23
                             =========         =====              ======          =======          ======

    The per share weighted-average fair value of stock options granted during fiscal 2001, 2000, and 1999 was $8.83, $9.46, and $3.99, respectively.

9.  EARNINGS PER SHARE

    The following table illustrates the calculation of basic and diluted earnings per share results for fiscal 2001, 2000 and 1999 (in thousands, except per share data):

                                                       FISCAL YEARS ENDED MARCH 31
                                                      ------------------------------
                                                        2001       2000       1999
                                                      --------   --------   --------
Income from continuing operations...................   $2,677     $4,555     $2,761
                                                       ======     ======     ======
Weighted average common stock shares outstanding
  during the period (used in the calculation of
  basic per share results)..........................    8,955      8,853      8,774
Dilutive effect of common stock options and common
  stock purchase warrants...........................       74        182         53
                                                       ------     ------     ------
Weighted average common stock and potentially
  dilutive securities outstanding during the period
  (used in the calculation of diluted per share
  results)..........................................    9,029      9,035      8,827
                                                       ======     ======     ======
Basic earnings per share............................   $ 0.30       0.51     $ 0.32
                                                       ------     ------     ------
Diluted earnings per share..........................   $ 0.30       0.50     $ 0.32
                                                       ======     ======     ======

10.  RESTRUCTURING CHARGE

    In fiscal 1998, our Board of Directors approved a restructuring plan designed to refocus us on BTG's core business and historical strengths. Pursuant to this plan, in February 1998, we divested substantially all of the BTG operating division (the "Division") responsible for the reselling of computer hardware and software products. As a result, we recorded a restructuring charge of approximately $38.5 million. At March 31, 1998, there were outstanding accruals and reserves of approximately $14.6 million for restructuring costs established during fiscal 1998. During fiscal 1999, approximately $7.5 million of these accruals and reserves were utilized against the estimated impairment of retained Division assets, the reserve established for facility and operating lease

                           BTG, INC. AND SUBSIDIARIES

10.  RESTRUCTURING CHARGE (CONTINUED)
commitments, accrued employee severance costs, and certain other accrued reserves. We recorded an additional charge in fiscal 1999 of $1.8 million, related to an adjustment to the estimated impairment of retained Division assets and additional facility costs. We had $586,000 of remaining reserves outstanding at March 31, 2000, relating to facility and operating lease commitments. At March 31, 2001, these commitments have been fully satisfied, and accordingly, there are no restructuring reserves currently outstanding.

11.  DISCONTINUED OPERATIONS

    During the year ended March 31, 1999, our Board of Directors approved a management plan to dispose of a retail computer store that we operated. In connection with this discontinued operation, we recorded losses during fiscal 2000 and 1999 of approximately $116,000 and $765,000, net of the related income tax benefits. Net losses from our discontinued operations have been segregated from continuing operations and reported as a separate line item on the consolidated statements of operations. Prior year reported results have been reclassified in order to provide for consistent presentation. Operating results from our discontinued operations are as follows (in thousands):

                                                                 FISCAL YEARS
                                                                     ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Operating revenues..........................................    $972      $2,033
Loss before income taxes....................................     (75)       (411)
Loss from discontinued operations, net of income taxes......     (42)       (251)

12.  INVESTMENTS

DOAR COMMUNICATIONS, INC.

    In January 2001, we signed a strategic partnership and investment agreement with DOAR Communications, Inc. ("DOAR"), which is a privately held leading provider of advanced technology-based systems and services for the judicial court, litigation, and alternative dispute resolution markets. Under the terms of the agreement, BTG may acquire up to 19.5% of DOAR stock over the next year for a potential investment of up to a total of $3.0 million. An initial investment of $1.0 million was made in January 2001 followed by a second investment of $1.0 million in February 2001. In return for its initial investments, BTG has received a 12% equity stake in DOAR.

GTSI CORP.

    In conjunction with our restructuring in February 1998, BTG and GTSI Corp. ("GTSI"), a publicly traded product reseller, entered into an Asset Purchase Agreement (the "APA") under which we sold certain of the assets and existing contracts and customer orders associated with the BTG operating division responsible for reselling computer hardware and software products.

    In February 1999, BTG and GTSI entered into a series of agreements in order to settle a number of issues which arose subsequent to the APA. Under the terms of the new agreements, among other things, BTG agreed to assign certain contracts that we were awarded in the previous year. During fiscal 1999, we recognized revenue of approximately $93.6 million of product sales associated with these

                           BTG, INC. AND SUBSIDIARIES

12.  INVESTMENTS (CONTINUED)
contracts under which GTSI was used as the subcontractor. We recognized an unusual charge of approximately $1.2 million in fiscal 1999, as a result of these agreements.

    Also in February 1999, BTG and GTSI entered into an agreement under which GTSI issued a note payable to BTG as consideration for the purchase by GTSI of 400,000 shares of the GTSI common stock held by BTG. These shares were sold at $5.00 per share. The note, which bears interest at an annual rate of 8.0%, is payable in three annual installments beginning on January 31, 2000. During fiscal 2001, 2000 and 1999, we recognized interest income of approximately $113,333, $164,000 and $21,000, respectively from this note. To date, we have received $1.0 million in note repayments with the remaining $1.0 million due in January 2002.

    We held 1.3 million shares of GTSI common stock at March 31, 2000. This investment represented all of the restricted investments reflected on our consolidated balance sheets. Our investment in GTSI at March 31, 2000, represented less than 20% of GTSI's outstanding shares, and we did not have the ability to exercise significant influence over the operating or financial policies of GTSI. Accordingly, this investment was carried at cost. In
October 2000, GTSI purchased the 1.3 million shares of common stock for $4.25 per share. We recognized a non-operating loss of $905,000 associated with the sale of this investment.

WHEELGROUP CORPORATION

    In May 1996, we entered into an agreement with WheelGroup Corporation ("WheelGroup") under which, among other things, we purchased shares of the outstanding common stock of WheelGroup. In March 1998, pursuant to a merger agreement entered into by WheelGroup and Cisco Systems, Inc. ("Cisco"), a publicly traded technology company, our ownership interests in WheelGroup were converted into common shares of Cisco. We recorded a gain in fiscal 1998 of approximately $20.2 million calculated using the fair market value of Cisco common stock on the date of closing of the merger. In fiscal 1999, we sold all of our shares of Cisco for approximately $25.5 million and used the proceeds from these sales to retire outstanding debt. As a result of these sales, we recorded gains of approximately $4.2 million during fiscal 1999.

13.  BUSINESS COMBINATIONS

    In April 2000, we acquired substantially all of the assets of the enterprise network solutions division of SSDS, Inc. ("SSDS"). This division has approximately 160 employees who provide client-server and web-based network security, enterprise management, and custom software solutions to Government, state and local government, and commercial customers. This acquisition was accounted for using the purchase method of accounting and accordingly, the results of operations of SSDS have been included in our consolidated statements of operations from the date of the acquisition. We allocated the purchase price to net tangible and identifiable intangible assets and liabilities based on estimates of their fair value as of the date of acquisition. The excess of purchase price over the estimated fair value of net tangible and identifiable intangible assets and liabilities acquired of approximately $9.8 million was allocated to goodwill and is being amortized on a straight-line basis over 20 years. This acquisition does not have a material effect on pro forma operations.

    In January 1999, BTG completed the acquisition of STAC, Inc. ("STAC") an analysis and software development company headquartered in Fairfax, Virginia. We purchased all of the common stock of STAC for approximately $6.4 million, $1.5 million of which was contingent on certain stock market

                           BTG, INC. AND SUBSIDIARIES

13.  BUSINESS COMBINATIONS (CONTINUED)
indices which were subsequently satisfied. We accounted for this acquisition using the purchase method of accounting and accordingly, the results of operations of STAC have been included in our consolidated statements of operations from the date of the acquisition. We allocated the purchase price to net tangible and identifiable intangible assets and liabilities based on estimates of their fair value as of the date of acquisition. The excess of purchase price over the estimated fair value of net tangible and identifiable intangible assets and liabilities acquired of approximately $6.8 million was allocated to goodwill and is being amortized on a straight-line basis over 20 years. In addition, we entered into retention agreements with certain former employees of STAC which provide for an aggregate payment of up to $700,000 over a three-year period if the employees remain with BTG. This acquisition does not have a material effect on pro forma operations.

    Subsequent to fiscal 2001, in April 2001, we acquired Research
Planning, Inc. ("RPI"), which has over 400 employees, the majority of whom are based in the Washington, D.C. area. RPI provides services in defense programs, emergency management, and range technology and base support to customers in the Department of Defense and Federal civilian agencies, state governments and commercial firms, as well as planning support to metropolitan areas and other customers. RPI was acquired for approximately $9.0 million, which was comprised of $6.0 million in cash and $3.0 million of notes payable to RPI's former shareholders.

14.  COMMITMENTS AND CONTINGENCIES

AUDIT REVIEW

    We bill under substantially all of our cost-reimbursable Government contracts at our provisional rates. The Defense Contract Audit Agency and other regulatory agencies audit our financial records to ensure that our billings are in accordance with appropriate regulations. Audits and finalized rates through fiscal 1998 have been completed. We do not expect audits for 1999 and subsequent years to result in a material adverse effect on our consolidated financial position or future results of operations.

LITIGATION AND CLAIMS

    We are a party to various legal actions and claims resulting from the normal course of business. Although it is not possible to ascertain the total amount of liability, if any, that would result from those matters, we believe that any resulting liability will not have a material adverse effect on our consolidated financial position or future results of operations.

LEASES

    We lease office space and equipment under certain operating lease agreements expiring at various dates through June 2012. Most leases include provisions for periodic rent escalations based on changes in various economic indices. Rent expense, net of sublease income, in fiscal 2001, 2000 and 1999 was $4.7 million, $5.0 million, and $5.6 million, respectively.

                           BTG, INC. AND SUBSIDIARIES

14.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Future minimum lease payments on non-cancelable operating leases, including sublease commitments, were as follows on March 31, 2001 (in thousands):

                                            GROSS       SUBLEASE         NET
FISCAL YEARS ENDING MARCH 31             COMMITMENTS   COMMITMENTS   COMMITMENTS
----------------------------             -----------   -----------   -----------
2002...................................    $ 7,988       $1,651        $ 6,337
2003...................................      5,604          775          4,829
2004...................................      4,917          432          4,485
2005...................................      4,341          445          3,896
2006...................................      4,309          458          3,851
Thereafter.............................     16,797          115         16,682
                                           -------       ------        -------
                                           $43,956       $3,876        $40,080
                                           =======       ======        =======

    We currently sublease approximately 50,000 square feet of furnished space in BTG's headquarters facility to Teligent Communications, LLC, a subsidiary of Teligent, Inc. ("Teligent"). In May 2001, Teligent filed a voluntary bankruptcy petition under Chapter 11 of the U.S. Bankruptcy Code. BTG's current sublease with Teligent has a term expiring on June 30, 2002 and commits Teligent to pay BTG monthly space and furniture rental payments of approximately $110,000. Teligent has filed a motion with the Bankruptcy Court requesting that it be relieved of its obligations under the sublease. We believe that there is a strong likelihood this request will be granted. In that event, BTG would receive no future rent under the sublease, but would be free to re-let the space. We are unable to determine at this time what the effect on BTG would be if Teligent's request is denied or if Teligent withdraws its motion and alternatively seeks to affirm and continue the sublease, but, we believe that, based on currently available information, it is unlikely that BTG will receive 100% of the amounts due for the remaining term of the sublease.

15.  SUPPLEMENTAL CASH FLOW DISCLOSURES

    Supplemental cash flow disclosures, not presented elsewhere in the consolidated footnotes, are as follows:

                                                       FISCAL YEARS ENDED MARCH 31,
                                                      ------------------------------
                                                        2001       2000       1999
                                                      --------   --------   --------
Cash paid during the year for (in thousands):
  Interest..........................................   $2,914     $1,981     $4,248
  Income taxes......................................   $1,159     $1,657     $  693

    During fiscal 1999, we obtained approximately $814,000 of internal-use software through the conversion of amounts paid to a major software company in a prior year. The original payments were made as advanced royalties against future sales by BTG of certain products of the software company.

                           BTG, INC. AND SUBSIDIARIES

15.  SUPPLEMENTAL CASH FLOW DISCLOSURES (CONTINUED)
    In connection with our business combinations in fiscal 2001 and 1999, the following liabilities were assumed (in thousands):

                                                           FISCAL YEARS ENDED
                                                                MARCH 31,
                                                           -------------------
                                                             2001       1999
                                                           --------   --------
Fair value of tangible and intangible assets acquired....  $ 15,704   $ 9,775
Cash paid and notes payable issued.......................   (14,298)   (6,351)
                                                           --------   -------
Liabilities assumed......................................  $  1,406   $ 3,424
                                                           ========   =======

16.  SEGMENT REPORTING

    Statement of Financial Accounting Standards ("SFAS") No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, established procedures and requirements for the (i) determination of business segments,
(ii) presentation and disclosure of segment information, and (iii) disclosure of selected segment information within interim consolidated financial statements. Business segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance.

    Under SFAS No. 131, in fiscal 2001 and 2000, BTG has only one reportable segment. In fiscal 1999, we had two reportable segments: the Systems Business and the Product Reselling Business. Currently, we provide systems development, integration, engineering and network design, and security expertise services under our Systems Business. In fiscal 1999 and prior years, we resold computer hardware and software under our Product Reselling Business. The accounting policies of these segments are the same as those described in the summary of significant accounting policies. In February 1998, pursuant to a restructuring plan approved by BTG's Board of Directors, we began phasing out our operating activities in the Product Reselling Business. Accordingly, there was no operating activity in the Product Reselling Business in either fiscal 2001 or 2000, and we do not anticipate any operating activity in the Product Reselling Business segment in future periods. In addition, there were no assets associated with the Product Reselling Business at March 31, 2001 and 2000. The product revenue shown in our income statement in fiscal 2001 and 2000, does not relate to the Product Reselling Business but rather is derived from product sales that are incidental to our Systems Business.

                           BTG, INC. AND SUBSIDIARIES

16.  SEGMENT REPORTING (CONTINUED)
    Selected financial data for our operating segments is summarized as follows (in thousands):

                                                              FOR THE FISCAL
                                                                YEAR ENDED
                                                              MARCH 31, 1999
                                                              ---------------
Revenues:
  Systems Business..........................................     $222,868
  Product Reselling Business................................       93,567
                                                                 --------
                                                                 $316,435
                                                                 ========
Depreciation and amortization expense:
  Systems Business..........................................     $  1,965
  Product Reselling Business................................           --
                                                                 --------
                                                                 $  1,965
                                                                 ========
Restructuring charge:
  Systems Business..........................................     $     --
  Product Reselling Business................................        1,796
                                                                 --------
                                                                 $  1,796
                                                                 ========
Interest expense, net:
  Systems Business..........................................     $  3,949
  Product Reselling Business................................           --
                                                                 --------
                                                                 $  3,949
                                                                 ========
Income (loss) from continuing operations before taxes and
  extraordinary items:
  Systems Business..........................................     $  3,392
  Product Reselling Business................................         (800)
                                                                 --------
                                                                 $  2,592
                                                                 ========

                                                                 AS OF THE
                                                                FISCAL YEAR
                                                                   ENDED
                                                              MARCH 31, 1999
                                                              ---------------
Total assets:
  Systems Business..........................................      $88,632
  Product Reselling Business................................        1,745
                                                                  -------
                                                                  $90,377
                                                                  =======

                           BTG, INC. AND SUBSIDIARIES

16.  SEGMENT REPORTING (CONTINUED)
    A reconciliation of segment data to consolidated Company data is as follows (in thousands):

                                                              FOR THE FISCAL
                                                                YEAR ENDED
                                                              MARCH 31, 1999
                                                              ---------------
Income (loss) from continuing operations before taxes and
  extraordinary items:
  Segment data..............................................      $ 2,592
  Gain on sale of investments, net..........................        3,532
  Unusual charges...........................................       (1,201)
  Equity in the earnings of affiliates......................           24
  Other unallocated corporate costs.........................         (619)
                                                                  -------
                                                                  $ 4,328
                                                                  =======

    Approximately 79%, 83%, and 92% in fiscal 2001, 2000, and 1999, respectively, of our revenues resulted from contracts or subcontracts with, and product sales to, the Government. We operate principally in the United States.

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

    Unaudited summarized financial data by quarter for fiscal 2001 and 2000 are as follows (in thousands, except per share data). Quarterly revenues and operating income in fiscal 2000 exclude the revenues and operating losses of businesses classified as discontinued operations:

    Fiscal 2001:

                                                                        QUARTER ENDED
                                                          -----------------------------------------
                                                          JUNE 30    SEPT 30     DEC 31    MARCH 31
                                                          --------   --------   --------   --------
Revenues................................................  $59,923    $54,753    $51,380    $58,787
Operating income (loss).................................  $ 3,385    $ 3,120    $  (251)   $ 2,259
Net income (loss).......................................  $ 1,445    $ 1,260    $(1,113)   $ 1,085
Basic earnings (loss) per share.........................  $  0.16    $  0.14    $ (0.12)   $  0.12
Diluted earnings (loss) per share.......................  $  0.16    $  0.14    $ (0.12)   $  0.12
Weighted average shares outstanding for basic EPS.......    8,988      9,005      8,945      8,882
Weighted average shares outstanding for diluted EPS.....    9,110      9,129      8,945      8,882

    Fiscal 2000:

                                                                        QUARTER ENDED
                                                          -----------------------------------------
                                                          JUNE 30    SEPT 30     DEC 31    MARCH 31
                                                          --------   --------   --------   --------
Revenues................................................  $66,345    $63,911    $59,348    $59,391
Operating income........................................  $ 2,137    $ 2,538    $ 2,478    $ 2,867
Net income..............................................  $   965    $ 1,065    $ 1,134    $ 1,275
Basic earnings per share................................  $  0.11    $  0.12    $  0.13    $  0.14
Diluted earnings per share..............................  $  0.11    $  0.12    $  0.13    $  0.14
Weighted average shares outstanding for basic EPS.......    8,840      8,836      8,839      8,923
Weighted average shares outstanding for diluted EPS.....    8,846      9,062      9,029      9,150

                                                                     SCHEDULE II

                           BTG, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
             FOR FISCAL YEARS ENDED MARCH 31, 2001, 2000, AND 1999
                                 (IN THOUSANDS)

                                                  BALANCE                                 OTHER
                                                    AT                                   CHANGES      BALANCE
                                                 BEGINNING   ADDITIONS                  ADDITIONS      AT END
                                                  OF YEAR     AT COST    RETIREMENTS   (DEDUCTIONS)   OF YEAR
                                                 ---------   ---------   -----------   ------------   --------
Fiscal Year Ended
  March 31, 2001
    Allowances for doubtful accounts
      receivable..............................    $1,043         105           465         $  --       $  683
    Allowances for inventory obsolescence.....        88          12            53            --           47
    Allowances for income tax valuations......       133          --            --            --          133
    Allowances for warranty costs.............     1,293         575            --          (221)         496
                                                  ------      ------        ------         -----       ------
                                                  $2,557      $  692        $  518         $(221)      $1,359
                                                  ======      ======        ======         =====       ======
Fiscal Year Ended
  March 31, 2000
    Allowances for doubtful accounts
      receivable..............................    $2,638         605         2,200         $  --       $1,043
    Allowances for inventory obsolescence.....       700          --           365          (247)          88
    Allowances for income tax valuations......       133          --            --            --          133
    Allowances for warranty costs.............     1,374       1,022         1,103            --        1,293
                                                  ------      ------        ------         -----       ------
                                                  $4,845      $1,627        $3,668         $(247)      $2,557
                                                  ======      ======        ======         =====       ======
Fiscal Year Ended
  March 31, 1999
    Allowances for doubtful accounts
      receivable..............................    $3,183      $  286        $  831         $  --       $2,638
    Allowances for inventory obsolescence.....     1,675          80         1,055            --          700
    Allowances for income tax valuations......       550         417            --            --          133
    Allowances for warranty costs.............     2,971         593         2,190            --        1,374
                                                  ------      ------        ------         -----       ------
                                                  $8,379      $  959        $4,493         $  --       $4,845
                                                  ======      ======        ======         =====       ======

                           BTG, INC. AND SUBSIDIARIES

                      CONSOLIDATED INTERIM BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               JUNE 30,     MARCH 31,
                                                                 2001          2001
                                                              -----------   ----------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Investments, at fair value................................    $     35     $     53
  Receivables, net..........................................      64,532       58,503
  Inventory, net............................................         265           --
  Prepaid expenses and other................................       3,218        2,587
  Notes receivable..........................................       1,000        1,000
                                                                --------     --------
      Total current assets..................................    $ 69,050     $ 62,143
                                                                --------     --------
Property and equipment, net.................................       8,693        8,291
Goodwill....................................................      29,226       23,224
Investments, at cost........................................       3,000        2,000
Other.......................................................       1,892        1,042
                                                                --------     --------
                                                                $111,861     $ 96,700
                                                                ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................    $  2,727     $     --
  Accounts payable..........................................      16,009       18,141
  Accrued expenses..........................................      13,969       11,682
  Other.....................................................       1,072          512
                                                                --------     --------
      Total current liabilities.............................    $ 33,777     $ 30,335
Line of credit..............................................      31,851       23,913
Long-term debt, excluding current maturities................       2,250           --
Other.......................................................         392          354
                                                                --------     --------
      Total liabilities.....................................    $ 68,270     $ 54,602
Shareholders' equity:
  Preferred stock:
    No par value, 982,500 shares authorized; no shares
      issued or outstanding.................................    $     --     $     --
    $0.01 par value, 17,500 shares authorized; no shares
      issued or outstanding.................................          --           --
  Common stock, no par value, 20,000,000 shares authorized;
    8,926,563 and 8,897,045 shares issued and outstanding at
    June 30, 2001 and March 31, 2001, respectively..........      53,738       53,584
  Accumulated deficit.......................................     (10,069)     (11,418)
  Accumulated other comprehensive losses....................         (78)         (68)
                                                                --------     --------
      Total shareholders' equity............................    $ 43,591     $ 42,098
                                                                --------     --------
                                                                $111,861     $ 96,700
                                                                ========     ========

            See notes to consolidated interim financial statements.

                           BTG, INC. AND SUBSIDIARIES

                 CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Revenue:
  Contract revenue..........................................  $64,637    $56,626
  Product sales.............................................      746      3,297
                                                              -------    -------
                                                               65,383     59,923
Direct costs:
  Contract costs............................................   41,764     37,286
  Cost of product sales.....................................      746      3,211
                                                              -------    -------
                                                               42,510     40,497
Indirect, general and administrative expenses...............   19,453     15,413
Depreciation and amortization expense (see note 2)..........      583        627
                                                              -------    -------
                                                               62,546     56,537
                                                              -------    -------
Operating income............................................    2,837      3,386
Interest expense, net.......................................     (626)      (822)
Loss on sales of investments................................       --        (50)
                                                              -------    -------
Income before income taxes..................................    2,211      2,514
Provision for income taxes..................................      862      1,069
                                                              -------    -------
Net income..................................................  $ 1,349    $ 1,445
                                                              =======    =======
Basic earnings per share....................................  $  0.15    $  0.16
                                                              =======    =======
Diluted earnings per share..................................  $  0.15    $  0.16
                                                              =======    =======
Weighted average shares outstanding (used in the calculation
  of basic per share results)...............................    8,911      8,988
                                                              =======    =======
Weighted average shares outstanding (used in the calculation
  of diluted per share results).............................    9,014      9,110
                                                              =======    =======

            See notes to consolidated interim financial statements.

                           BTG, INC. AND SUBSIDIARIES

                 CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Cash flows from operating activities:
Net income..................................................  $  1,349   $  1,445
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................       583        634
  Reserves for accounts receivable and inventory............      (134)        --
  Loss on disposals of property and equipment...............        --         16
  Loss on sales of investments..............................        --         50
Changes in assets and liabilities, net of the effects from
  purchases of subsidiaries:
  (Increase) decrease in receivables........................       901      5,579
  (Increase) decrease in inventory..........................      (265)      (237)
  (Increase) decrease in prepaids and other current
    assets..................................................      (683)       154
  (Increase) decrease in other non-current assets...........      (823)     2,096
  Increase (decrease) in accounts payable...................    (3,432)    (2,530)
  Increase (decrease) in accrued expenses...................      (535)    (1,425)
  Increase (decrease) in other liabilities..................       435        979
                                                              --------   --------
    Net cash provided by (used in) operating activities.....  $ (2,604)  $  6,761
                                                              --------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......................      (282)      (191)
  Purchase of subsidiary, net of cash acquired..............    (9,158)   (14,502)
  Purchase of investment....................................    (1,000)        --
  Proceeds from sales of investments........................        --         30
                                                              --------   --------
    Net cash provided by (used in) investing activities.....  $(10,440)  $(14,663)
                                                              --------   --------
Cash flows from financing activities:
  Net advances under line of credit.........................     7,938        422
  Proceeds from issuance of long-term debt..................     5,060      8,000
  Principal payments on long-term debt and capital lease
    obligations.............................................      (109)      (540)
  Payment of debt issue costs...............................        --       (100)
  Proceeds from the issuance of common stock................       155        120
                                                              --------   --------
    Net cash provided by (used in) financing activities.....  $ 13,044   $  7,902
                                                              --------   --------
Increase (decrease) in unrestricted cash and equivalents....        --         --
Unrestricted cash and equivalents, beginning of period......        --         --
                                                              --------   --------
Unrestricted cash and equivalents, end of period............  $     --   $     --
                                                              ========   ========

            See notes to consolidated interim financial statements.

                           BTG, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                                 JUNE 30, 2001

                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

    BTG, Inc. and Subsidiaries ("we" or the "Company") have prepared the consolidated interim financial statements included herein without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). These financial statements include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. We believe, however, that our disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report to Shareholders for the fiscal year ended March 31, 2001. The results of operations for the three-month period ended June 30, 2001, are not necessarily indicative of the results to be expected for the full fiscal year ending March 31, 2002.

2.  NEW PRONOUCEMENTS

    The Financial Accounting Standards Board ("FASB") recently issued Statement No. 141, BUSINESS COMBINATIONS, ("Statement 141") and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS ("Statement 142"). Statement 141 improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method is no longer permitted. Statement 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. Statement 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. We adopted the provisions of Statement 142 on April 1, 2001 and, consequently, no amortization expense was recorded in the three-month period ended June 30, 2001. Had Statement 142 been adopted on April 1, 2000, net income and diluted earnings per share would have been $1,665 and $0.18, respectively, for the quarter ended June 30, 2000.

3.  COMPREHENSIVE INCOME

    Comprehensive income is defined as net income plus the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Our other comprehensive income which resulted from unrealized holding losses on available-for-sale investments for the three-month periods ended June 30, 2001 and 2000 was as follows (in thousands):

                                                                    FOR THE
                                                                 QUARTER ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Net income..................................................   $1,349     $1,445
Other comprehensive income:
  Unrealized loss on investments, net of an income tax
    benefit of $57 and $7, respectively.....................      (78)        (9)
                                                               ------     ------
Comprehensive income........................................   $1,271     $1,436
                                                               ------     ------

                           BTG, INC. AND SUBSIDIARIES

                                 JUNE 30, 2001

                                  (UNAUDITED)

4.  BUSINESS COMBINATION

    On April 2, 2001, we purchased Research Planning, Inc. ("RPI") for approximately $9.0 million, exclusive of our closing costs. The purchase price was comprised of $6.0 million in cash and $3.0 million of notes payable to the former shareholders of RPI. We accounted for this acquisition using the purchase method of accounting and, accordingly, RPI's results of operations have been included in the Company's consolidated statements of operations since the date of the acquisition. The purchase price was allocated to net tangible and identifiable intangible assets and liabilities based on preliminary estimates of their fair values as of the date of acquisition. The excess of purchase price over the estimated fair value of net tangible and identifiable intangible assets and liabilities acquired of approximately $5.6 million was allocated to goodwill. The final allocation of the purchase price will be determined during the subsequent year when preliminary studies and other estimates are final.

    The following unaudited pro forma financial information presents the consolidated statement of operations for BTG and RPI as if the acquisition had occurred on April 1, 2000, and after giving effect to pro forma adjustments for
(i) interest expense on borrowings needed to fund the purchase price and
(ii) an income tax benefit resulting from the additional interest expense deduction. This pro forma financial information does not necessarily reflect the results of operations that would have occurred had BTG and RPI constituted a single entity during this period. Since the acquisition occurred at the beginning of the quarterly period ended June 30, 2001, no pro forma results are presented for this period as RPI's results of operations have been included in the Company's reported consolidated statement of operations. The following results, except per share data, are in thousands:

                                                                 FOR THE
                                                              QUARTER ENDED
                                                              JUNE 30, 2000
                                                              --------------
Revenues....................................................     $72,293
                                                                 =======
Net Income..................................................     $ 1,847
                                                                 =======
Diluted Earnings Per Share..................................     $  0.20
                                                                 =======

5.  LONG-TERM DEBT

    In April 2001, we issued two promissory notes payable totaling $2.0 million to the two financial institutions that lend to us under our line of credit facility. Principal under these notes, which bear interest at the lenders' prime rate plus 0.5%, is due in equal installments over the 24 month period beginning in June 2001. We used the proceeds from the term notes to finance our acquisition of RPI.

    In July 2001, we used $1.0 million of proceeds received from the early payment of our notes receivable to pay down this long-term debt.

6.  LEASES

    Teligent Communications, LLC, a subsidiary of Teligent, Inc. ("Teligent") was subleasing approximately 50,000 square feet of furnished space in BTG's headquarters facility under an agreement which was scheduled to expire in June 2002. Under this sublease agreement, Teligent was to pay BTG monthly space and furniture rental payments of approximately $110,000. In May 2001, Teligent filed a

                           BTG, INC. AND SUBSIDIARIES

                                 JUNE 30, 2001

                                  (UNAUDITED)

6.  LEASES (CONTINUED)
voluntary bankruptcy petition under Chapter 11 of the U.S. Bankruptcy Code. Further, Teligent filed a motion with the Bankruptcy Court requesting that it be relieved of its obligations under the sublease and this motion was recently granted. As a result of these actions, BTG will receive no future payments for rent under this sublease agreement. BTG has retained the services of a real estate broker and has begun to seek new tenants for the space. At this time, it is not possible to determine the effect, if any, that this matter will have on our future operating results.

7.  RECLASSIFICATION

    Certain amounts in the prior period's interim financial statements have been reclassified to conform to the fiscal 2002 presentation.

                          ANNEX A

            AGREEMENT AND PLAN OF REORGANIZATION

                        BY AND AMONG

                   THE TITAN CORPORATION,

                   T T ACQUISITION CORP.

                            AND

                         BTG, INC.

               DATED AS OF SEPTEMBER 19, 2001

                               TABLE OF CONTENTS


                                                                             PAGE
                                                                           --------
SECTION 1.   THE MERGER..................................................     A-1
  1.1        MERGER OF MERGER SUB INTO THE COMPANY.......................     A-1
  1.2        EFFECT OF THE MERGER........................................     A-1
  1.3        CLOSING; EFFECTIVE TIME.....................................     A-1
  1.4        ARTICLES OF INCORPORATION AND BYLAWS........................     A-2
  1.5        CONVERSION OF SHARES IN THE MERGER..........................     A-2
  1.6        CLOSING OF THE COMPANY'S TRANSFER BOOKS.....................     A-4
  1.7        EXCHANGE OF CERTIFICATES....................................     A-4
  1.8        FURTHER ACTION..............................................     A-5
  1.9        TAX CONSEQUENCES............................................     A-5
SECTION 2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............     A-5
  2.1        DUE ORGANIZATION; SUBSIDIARIES..............................     A-5
  2.2        AUTHORITY; BINDING NATURE OF AGREEMENT......................     A-6
  2.3        CAPITALIZATION, ETC.........................................     A-6
  2.4        SEC FILINGS; FINANCIAL STATEMENTS...........................     A-8
  2.5        ABSENCE OF CHANGES..........................................     A-8
  2.6        PROPRIETARY ASSETS..........................................    A-10
  2.7        CONTRACTS...................................................    A-11
  2.8        LIABILITIES.................................................    A-13
  2.9        COMPLIANCE WITH LEGAL REQUIREMENTS..........................    A-13
  2.10       GOVERNMENTAL AUTHORIZATIONS.................................    A-13
  2.11       TAX MATTERS.................................................    A-13
  2.12       EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS...................    A-14
  2.13       ENVIRONMENTAL MATTERS.......................................    A-17
  2.14       LEGAL PROCEEDINGS; ORDERS...................................    A-18
  2.15       VOTE REQUIRED...............................................    A-18
  2.16       NON-CONTRAVENTION; CONSENTS.................................    A-19
  2.17       FAIRNESS OPINION............................................    A-19
  2.18       FINANCIAL ADVISOR...........................................    A-19
  2.19       NO DISCUSSIONS; TAKEOVER STATUTES...........................    A-20
  2.20       INFORMATION TO BE SUPPLIED..................................    A-20
  2.21       AMENDMENT TO RIGHTS AGREEMENT...............................    A-20
  2.22       FOREIGN CORRUPT PRACTICES ACT...............................    A-21
  2.23       DISCLOSURE..................................................    A-21
SECTION 3.   REPRESENTATIONS AND WARRANTIES OF PARENT
               AND MERGER SUB............................................    A-21
  3.1        DUE ORGANIZATION; SUBSIDIARIES..............................    A-21
  3.2        AUTHORITY; BINDING NATURE OF AGREEMENT......................    A-22
  3.3        CAPITALIZATION, ETC.........................................    A-22
  3.4        SEC FILINGS; FINANCIAL STATEMENTS...........................    A-22
  3.5        LIABILITIES.................................................    A-23
  3.6        NON-CONTRAVENTION; CONSENTS.................................    A-23
  3.7        INTERIM OPERATIONS OF MERGER SUB............................    A-24
  3.8        INFORMATION TO BE SUPPLIED..................................    A-24
  3.9        ABSENCE OF CHANGES..........................................    A-24
  3.10       COMPLIANCE WITH LEGAL REQUIREMENTS..........................    A-24
  3.11       GOVERNMENTAL AUTHORIZATIONS.................................    A-24

                                                                             PAGE
                                                                           --------
  3.12       LEGAL PROCEEDINGS; ORDERS...................................    A-25
  3.13       FINANCIAL ADVISOR...........................................    A-25
  3.14       GOVERNMENT CONTRACTS AND OTHER COMMITMENTS..................    A-25
  3.15       PARENT STOCKHOLDER APPROVAL.................................    A-26
  3.16       TAX MATTERS.................................................    A-26
  3.17       DISCLOSURE..................................................    A-26
SECTION 4.   CERTAIN COVENANTS OF THE COMPANY AND PARENT.................    A-26
  4.1        ACCESS AND INVESTIGATION....................................    A-26
  4.2        OPERATION OF THE COMPANY'S BUSINESS.........................    A-27
  4.3        NO SOLICITATION BY THE COMPANY..............................    A-30
SECTION 5.   ADDITIONAL COVENANTS OF THE PARTIES.........................    A-32
  5.1        REGISTRATION STATEMENT AND PROXY STATEMENT FOR SHAREHOLDER
               APPROVAL..................................................    A-32
  5.2        COMPANY SHAREHOLDERS' MEETING...............................    A-32
  5.3        REGULATORY APPROVALS........................................    A-33
  5.4        ASSUMPTION OF STOCK OPTIONS.................................    A-34
  5.5        EMPLOYEE BENEFITS...........................................    A-35
  5.6        INDEMNIFICATION OF OFFICERS AND DIRECTORS...................    A-35
  5.7        ADDITIONAL AGREEMENTS.......................................    A-35
  5.8        PUBLIC DISCLOSURE...........................................    A-36
  5.9        TAX MATTERS.................................................    A-36
  5.10       RESIGNATION OF DIRECTORS....................................    A-36
  5.11       LISTING.....................................................    A-36
  5.12       TAKEOVER LAWS; ADVICE OF CHANGES............................    A-36
  5.13       FORM S-8; SECTION 16........................................    A-37
  5.14       AFFILIATES..................................................    A-37
  5.15       RIGHTS AGREEMENT; LITIGATION................................    A-37
SECTION 6.   CONDITIONS TO THE MERGER....................................    A-38
  6.1        CONDITIONS TO EACH PARTY'S OBLIGATION.......................    A-38
  6.2        ADDITIONAL CONDITIONS TO PARENT'S AND MERGER SUB'S
               OBLIGATIONS...............................................    A-38
  6.3        ADDITIONAL CONDITIONS TO THE COMPANY'S OBLIGATIONS..........    A-38
SECTION 7.   TERMINATION.................................................    A-38
  7.1        TERMINATION.................................................    A-38
  7.2        EFFECT OF TERMINATION.......................................    A-39
  7.3        EXPENSES; TERMINATION FEES..................................    A-40
SECTION 8.   MISCELLANEOUS PROVISIONS....................................    A-41
  8.1        AMENDMENT...................................................    A-41
  8.2        WAIVER......................................................    A-41
  8.3        NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES...............    A-41
  8.4        ENTIRE AGREEMENT; COUNTERPARTS..............................    A-41
  8.5        APPLICABLE LAW; JURISDICTION................................    A-41
  8.6        ATTORNEYS' FEES.............................................    A-42
  8.7        ASSIGNABILITY; THIRD PARTY BENEFICIARIES....................    A-42
  8.8        NOTICES.....................................................    A-42
  8.9        COOPERATION.................................................    A-43
  8.10       CONSTRUCTION................................................    A-43

                      AGREEMENT AND PLAN OF REORGANIZATION

    THIS AGREEMENT AND PLAN OF REORGANIZATION (this "AGREEMENT") is made and entered into on September 19, 2001, by and among THE TITAN CORPORATION, a Delaware corporation ("PARENT"), T T ACQUISITION CORP., a Virginia corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), and BTG, INC., a Virginia corporation (the "COMPANY"). Certain capitalized terms used in this Agreement are defined in EXHIBIT A.

                                    RECITALS

    WHEREAS, Parent, Merger Sub and the Company intend to effect a merger (the "MERGER") of Merger Sub into the Company in accordance with this Agreement, the Plan of Merger attached hereto in the form of EXHIBIT B and the Virginia Stock Corporation Act (the "VSCA"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent;

    WHEREAS, it is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE");

    WHEREAS, the Board of Directors of the Company (i) has determined that the Merger is in the best interests of the Company, (ii) has approved and adopted this Agreement, the Plan of Merger, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the shareholders of the Company adopt and approve this Agreement and the Plan of Merger; and

    WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent and Merger Sub to enter into this Agreement, Parent and certain shareholders of the Company (collectively, the "SHAREHOLDERS") are entering into a Voting Agreement in the form of EXHIBIT C (the "VOTING AGREEMENT") pursuant to which the Shareholders have agreed to vote all of their shares of Company Common Stock in favor of the adoption and approval of this Agreement and the Plan of Merger and to take certain other actions in connection with the transactions contemplated hereby.

                                   AGREEMENT

    The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. THE MERGER

    1.1  MERGER OF MERGER SUB INTO THE COMPANY.

    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in SECTION 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "SURVIVING CORPORATION") and will be a wholly owned subsidiary of Parent.

    1.2  EFFECT OF THE MERGER.

    The Merger shall have the effects set forth in the Plan of Merger and in the applicable provisions of the VSCA.

    1.3  CLOSING; EFFECTIVE TIME.

    The consummation of the Merger (the "CLOSING") shall take place at the offices of Hogan & Hartson L.L.P., 8300 Greensboro Drive, McLean, Virginia 22102, at 10:00 a.m. on a date to be designated by Parent (the "CLOSING DATE"), which date shall be no later than the third business day after the last to be satisfied or waived of the conditions set forth in SECTION 6 shall have been so satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, articles of merger in such form as is required by, and executed in accordance with, the relevant portions of the VSCA, together with such other documents as may be required by the relevant provisions of the VSCA (the "ARTICLES OF MERGER") shall be duly executed on behalf of the Company and simultaneously with the Closing delivered to the State Corporation Commission of the Commonwealth of Virginia for filing. The Merger shall become effective upon the date and time of the filing of the Articles of Merger with the State Corporation Commission of the Commonwealth of Virginia or such other date and time as may be mutually agreed upon by Parent and the Company and set forth in the Articles of Merger (the "EFFECTIVE TIME").

    1.4  ARTICLES OF INCORPORATION AND BYLAWS.

    Unless otherwise determined by Parent prior to the Effective Time:

        (a) At the Effective Time, the Surviving Corporation shall have the articles of incorporation and bylaws set forth in or as determined in accordance with the Plan of Merger.

        (b) The directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

    1.5  CONVERSION OF SHARES IN THE MERGER.

        (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

           (i) subject to SECTIONS 1.5(B), 1.5(C) and 1.5(D), each share of Company Common Stock then issued and outstanding, other than Excluded Shares, if any, shall be converted into and shall be cancelled in exchange for the right to receive (A) that number of shares of Parent Common Stock equal to the Exchange Ratio MULTIPLIED BY 0.81, plus
       (B) cash in the amount of the Exchange Ratio MULTIPLIED BY 0.19 MULTIPLIED BY the Average Parent Trading Price, PLUS (C) any cash in lieu of fractional shares of Parent Common Stock as set forth in
       SECTION 1.5(C) (collectively, the "MERGER CONSIDERATION"); provided, however, that in the event that the value of the cash and any consideration other than Parent Common Stock received or deemed to be received from Parent by holders of Company Common Stock pursuant to this Agreement exceeds twenty percent (20%) of the total value of (1) the Merger Consideration PLUS (2) any other consideration received or deemed to be received from Parent by holders of Company Common Stock (with the value (the "TAX VALUE") of each share of Parent Common Stock being equal to the closing sales price of shares of Parent Common Stock on the NYSE Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source) determined as of the end of the most recent trading day prior to the Effective Time), then the sum of (x) the amount of cash payable pursuant to clauses (B) and
       (C) hereof and (y) the value of any other consideration other than Parent Common Stock received or deemed to be received from Parent by holders of Company Common Stock shall be reduced to an amount equal to nineteen percent (19%) of the Value of the Merger Consideration and the number of whole shares of Parent Common Stock issuable pursuant to clause (A) hereof shall be increased to an amount having a value (which value shall equal the sum of the Tax Values of such whole shares of Parent Common Stock) equal to eighty-one percent (81%) of the Value of the Merger Consideration;

        For purposes of this Agreement:

        The term "EXCHANGE RATIO" shall be determined as follows:

    (1) if the Average Parent Trading Price is greater than $17.74, the Exchange Ratio shall be the decimal (to the fifth decimal place) computed by dividing 13.35 by the Average Parent Trading Price;

    (2) if the Average Parent Trading Price is less than or equal to $17.74 and greater than or equal to $16.15, the Exchange Ratio shall be 0.75211; and

    (3) if the Average Parent Trading Price is less than $16.15, the Exchange Ratio shall be the decimal (to the fifth decimal place) computed by dividing 12.15 by the Average Parent Trading Price.

    The "AVERAGE PARENT TRADING PRICE" shall mean the average closing sales price on the New York Stock Exchange, Inc. (the "NYSE") Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source) of shares of Parent Common Stock for the fifteen
(15) trading-day period ending on the fifth trading day prior to the Company Shareholders' Meeting.

    The "VALUE OF THE MERGER CONSIDERATION" shall mean the amount equal to the sum of (i) the number of shares of Parent Common Stock issuable pursuant to
SECTION 1.5(A)(I)(A) (before taking into account any increase in the number of shares to be issued pursuant to the proviso in SECTION 1.5(A)(I)) multiplied by the Tax Value and (ii) the amount of cash payable pursuant to SECTIONS 1.5(A)(I)(B) and 1.5(A)(I)(C) (before taking into account any decrease in the amount of cash payable pursuant to the proviso in SECTION 1.5(A)(I)) and
(iii) the value of any other consideration, other than that described in clauses
(i) and (ii), received or deemed to be received from Parent by holders of Company Common Stock.

           (ii) each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation; and

           (iii) any and all Excluded Shares shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

        (b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted to the extent the record date for any such event is between the date of this Agreement and the Effective Time.

        (c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock in the Merger (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder's Company Stock Certificate(s) (as defined in SECTION 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest equal to the product obtained by multiplying (A) that fraction of a share of Parent Common Stock to which such shareholder is entitled (after aggregating all fractional shares of Parent Common Stock issuable to such holder) by (B) the closing sales price of one (1) share of Parent Common Stock as reported on the NYSE Composite Transaction Tape (as reported in the Wall Street Journal or, if not reported therein, any other authoritative source) on the trading day immediately preceding the Closing Date.

        (d) Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a cent in the Merger (after aggregating all fractions of a cent payable to such holder) shall, in lieu of such fraction of a cent and upon surrender of such holder's Company Stock Certificates (as defined in SECTION 1.6), be paid in cash the dollar amount obtained by rounding such fraction of a cent up or down to the nearest cent, without interest.

    1.6  CLOSING OF THE COMPANY'S TRANSFER BOOKS.

    At the Effective Time: (a) all shares of Company Common Stock ("SHARES") outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time. No further transfer of any such Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Shares (a "COMPANY STOCK CERTIFICATE") is presented to the Exchange Agent (as defined in SECTION 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in
SECTION 1.7.

    1.7  EXCHANGE OF CERTIFICATES.

        (a) Prior to the Closing Date, Parent shall select a reputable bank or trust company to act as exchange agent in the Merger (the "EXCHANGE AGENT"). Within one (1) business day after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Shares,
    (i) certificates representing the shares of Parent Common Stock issuable pursuant to this SECTION 1, (ii) cash representing the amount of cash payable in respect of the Shares pursuant to this SECTION 1, and (iii) cash sufficient to make payments in lieu of fractional shares in accordance with
    SECTION 1.5(C) (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being referred to as the "EXCHANGE FUND").

        (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the record holders of Company Stock Certificates
    (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and
    (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Merger Consideration, and (B) the Company Stock Certificate so surrendered shall be immediately canceled. Until surrendered as contemplated by this SECTION 1.7, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration and any distribution or dividend the record date for which is after the Effective Time. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock or the payment of any cash portion of the Merger Consideration, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate, and, in such case, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificates the Merger Consideration.

        (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this SECTION 1.7 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar Legal Requirements, to receive all such dividends and distributions, without interest).

        (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date one hundred eighty
    (180) days after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this SECTION 1.7 shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration to which such holder is entitled pursuant hereto.

        (e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

        (f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Legal Requirement.

    1.8  FURTHER ACTION.

    If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

    1.9  TAX CONSEQUENCES.

    For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    Except as specifically set forth in the Disclosure Schedule delivered by the Company to Parent and Merger Sub prior to the execution and delivery of this Agreement (the "COMPANY DISCLOSURE SCHEDULE") and referenced in the Company Disclosure Schedule to the section(s) of this SECTION 2 to which such disclosure applies, the Company hereby represents and warrants to Parent and Merger Sub that:

    2.1  DUE ORGANIZATION; SUBSIDIARIES.

    Each of the Acquired Corporations (as defined below) is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the jurisdiction of its incorporation.

Each of the Acquired Corporations has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Company Material Contracts. Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing, under the Legal Requirements of all jurisdictions where the failure to be so qualified would have a Material Adverse Effect on the Acquired Corporations. The Company has made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter or organizational documents of each of the Acquired Corporations, including all amendments thereto (collectively, the "COMPANY ORGANIZATION DOCUMENTS"). The Company has no Subsidiaries, except for the corporations identified in Schedule 2.1 of the Company Disclosure Schedule. (The Company and each of its Subsidiaries identified in Schedule 2.1 of the Company Disclosure Schedule are collectively referred to herein as the "ACQUIRED CORPORATIONS".) None of the Acquired Corporations has any equity interest or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Entity, other than
(i) the Acquired Corporations' interests in their Subsidiaries identified in
Schedule 2.1 of the Company Disclosure Schedule, or (ii) any interest in any publicly traded company held solely for investment and comprising less than five percent (5%) of the outstanding capital stock of such company.

    2.2  AUTHORITY; BINDING NATURE OF AGREEMENT.

    The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (a) Legal Requirements of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company hereby represents that its Board of Directors, at a meeting duly called and held on or prior to the date hereof, has by unanimous vote (i) determined that the Merger is in the best interests of the Company, (ii) approved and adopted this Agreement, the Plan of Merger, the Merger and the other transactions contemplated by this Agreement, and
(iii) resolved to recommend that the shareholders of the Company adopt and approve this Agreement and the Plan of Merger (the unanimous recommendations referred to in this clause (iii) are collectively referred to in this Agreement as the "RECOMMENDATIONS").

    2.3  CAPITALIZATION, ETC.

        (a) The authorized capital stock of the Company consists of: 20,000,000 shares of Company Common Stock and 1,000,000 shares of Company Preferred Stock. As of September 18, 2001, 8,932,169 shares of Company Common Stock have been issued and are outstanding and no shares of the Company Preferred Stock have been issued and are outstanding. The Company has designated up to 17,500 shares of Company Preferred Stock for issuance under its Rights Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Company Common Stock held by any of the Company's Subsidiaries. None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or subject to any right of first refusal in favor of the Company. There is no Contract to which the Company is a party and, to the Company's knowledge, except for the Voting Agreement, there is no Contract between other Persons, relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock.

        (b) As of September 18, 2001: (i) 1,750,000 shares of Company Common Stock are reserved for issuance pursuant to stock options (the "EMPLOYEE OPTIONS") under the BTG, Inc. 1995 Employee Stock Option Plan, as amended (the "EMPLOYEE OPTION PLAN"), 1,564,109 of which have been granted and are outstanding; (ii) 100,000 shares of Company Common Stock are reserved for issuance pursuant to stock options (the "DIRECTOR OPTIONS") under the BTG, Inc. Second Amended and Restated Directors Stock Option Plan (the "DIRECTOR OPTION PLAN"), of which options to acquire 97,000 shares of Company Common Stock are outstanding; (iii) 229,376 shares of Company Common Stock remain available for purchase pursuant to the Amended and Restated Employee Stock Purchase Plan of BTG, Inc. dated August 14, 1996 (the "COMPANY ESPP"); (iv) 36,438 shares of Company Common Stock remain available for purchase pursuant to the 1997 Non-Employee Director Stock Purchase Plan (the "DIRECTOR ESPP"); and (v) 32,073 shares of Company Common Stock remain available for purchase under the BTG, Inc. Annual Leave Stock Plan (the "LEAVE ESPP", and together with the Company ESPP and the Director ESPP, the "ESPP PLANS"). (Stock options granted by the Company pursuant to the Company Stock Option Plans, as well as any stock options granted outside of the Company Stock Option Plans, are referred to collectively herein as "COMPANY OPTIONS".) Schedule 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of September 18, 2001: (i) the particular plan pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the extent to which such Company Option is vested and exercisable as of the date of this Agreement; and (vii) the vesting schedule of such Company Option. The Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted Company Options, and the forms of all stock option agreements evidencing such options. Between September 18, 2001 and the date of this Agreement, the Company has not (i) issued any subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or (ii) issued any capital stock of the Company other than pursuant to stock options outstanding as of September 18, 2001.

        (c) Except as set forth in SECTION 2.3(A) or SECTION 2.3(B) above, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; (iii) rights agreement, shareholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which any of the Acquired Corporations are or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Acquired Corporations (items
    (i) through (iv) above, collectively, "COMPANY STOCK RIGHTS").

        (d) All outstanding shares of Company Common Stock, all outstanding Company Options and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance with
    (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. All of the outstanding shares of capital stock of each of the Company's Subsidiaries have been duly authorized and are validly issued, are fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

    2.4  SEC FILINGS; FINANCIAL STATEMENTS.

        (a) All registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Company with the SEC since January 1, 1998 (the "COMPANY SEC DOCUMENTS") are available to Parent on EDGAR. All statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC since January 1, 1998 have been so filed. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        (b) The financial statements (including related notes, if any) contained in the Company SEC Documents (the "COMPANY FINANCIAL STATEMENTS"):
    (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained footnotes and were subject to normal and recurring year-end adjustments which were not, or are not reasonably expected to be, individually or in the aggregate, material in amount); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby. For purposes of this Agreement, "COMPANY BALANCE SHEET" means that consolidated balance sheet of the Company and its consolidated subsidiaries as of March 31, 2001 set forth in the Company's Annual Report on Form 10-K filed with the SEC and the "COMPANY BALANCE SHEET DATE" means March 31, 2001.

    2.5  ABSENCE OF CHANGES.

    Since the Company Balance Sheet Date and except as set forth in Company SEC Documents filed between the Company Balance Sheet Date and the date of this
Agreement:

        (a) each of the Acquired Corporations has operated its respective business in the ordinary course and consistent with past practices;

        (b) there has not been any event that has had a Material Adverse Effect on the Acquired Corporations, and no fact, event, circumstance or condition exists or has occurred that could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

        (c) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities; (iii) sold, issued or granted, or authorized the issuance of, (A) any capital stock or other security (except for Company Common Stock issued upon the valid exercise of outstanding Company Options), (B) any option, warrant or right to acquire any capital stock or any other security (except for Company Options), or
    (C) any instrument convertible into or exchangeable for any capital stock or other security; (iv) received any Company Acquisition Proposal from any Person (other than Parent); (v) made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Corporations since the Company Balance Sheet Date, exceeds the amounts set forth in the Company's fiscal year ending March 31, 2002 capital expenditures budget by more than $75,000 in the aggregate; (vi) made any material Tax election; (vii) commenced or settled any Legal Proceeding; or (viii) entered into or consummated any transactions with any affiliate;

        (d) none of the Acquired Corporations has (i) sold or otherwise disposed of, or acquired, leased, licensed, waived or relinquished any material right or other material asset to, from or for the benefit of, any other Person except for rights or other assets sold, disposed of, acquired, leased, licensed, waived or relinquished in the ordinary course of business and consistent with past practice; (ii) mortgaged, pledged or subjected to any lien any of their respective property, business or assets, except for purchase money or similar security interests granted in connection with the purchase of equipment or supplies in the ordinary course of business in an amount not exceeding $100,000 in the aggregate; (iii) entered into or amended any lease of real property or material personal property (whether as lessor or lessee); or (iv) canceled or compromised any debt or claim other than accounts receivable in the ordinary course of business consistent with past practice;

        (e) none of the Acquired Corporations has become liable in respect of any guarantee or has incurred or otherwise become liable in respect of any debt;

        (f) none of the Acquired Corporations has (i) amended or waived any of its material rights under, or permitted the acceleration of vesting under, any provision of any of the Company Employee Plans or any provision of any agreement or Company Stock Option Plan evidencing any outstanding Company Option; (ii) established or adopted any Company Employee Plan; (iii) caused or permitted any Company Employee Plan to be amended in any material respect; or (iv) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees, consultants or agents except for bonuses or profit-sharing or similar payments or increases in wages, salary, commissions, fringe benefits or other consideration in the ordinary course of business consistent with past practices to non-executive officers;

        (g) there has been no material labor trouble (including any work slowdown, stoppage or strike) involving the Acquired Corporations or any material change in any of their respective personnel or the terms and conditions of the employment of such personnel;

        (h) none of the Acquired Corporations has made any change in (i) their respective methods of accounting or accounting practices, except as required by GAAP, or (ii) their respective pricing policies or payment or credit practices or failed to pay any creditor any amount owed to such creditor when due or granted any extensions or credit other than in the ordinary course of business consistent with past practice;

        (i) none of the Acquired Corporations has terminated or closed any material facility, business or operation;

        (j) none of the Acquired Corporations has made any loan, advance or capital contributions to, or any other investment in, any Person;

        (k) none of the Acquired Corporations has written up or written down any of its respective material assets;

        (l) there has been no loss, destruction or damage to any material item of property of the Acquired Corporations, whether or not insured, which has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

        (m) none of the Acquired Corporations has terminated or amended, or failed in any material respect to perform obligations or suffered the occurrence of any default under any material contractual obligation; and

        (n) none of the Acquired Corporations has entered into any contractual obligation to do any of the things referred to elsewhere in this
    SECTION 2.5.

    2.6  PROPRIETARY ASSETS.

        (a) Schedule 2.6(a) of the Company Disclosure Schedule sets forth all U.S. and foreign patents, patent applications, trademarks, trademark applications, copyright registrations and copyright applications owned by any of the Acquired Corporations. Each Acquired Corporation has good, valid and marketable title to, or has a valid right to use, license or otherwise exploit, all of the Acquired Corporation Proprietary Assets necessary for the conduct of such Acquired Corporation's business as presently conducted, free and clear of all Encumbrances, except for any lien for current taxes not yet due and payable. None of the Acquired Corporations have developed jointly with any other Person any Acquired Corporation Proprietary Asset with respect to which such other Person has any rights. There is no Acquired Corporation Contract pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Acquired Corporation Proprietary Asset owned or exclusively licensed by any of the Acquired Corporations.

        (b) (i) All Acquired Corporation Proprietary Assets owned by any of the Acquired Corporations are valid, enforceable and subsisting; (ii) none of the Acquired Corporation Proprietary Assets and no Proprietary Asset that is currently being developed by any of the Acquired Corporations (either by itself or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products or services that are or have been designed, created, developed, assembled, performed, manufactured or sold by any of the Acquired Corporations is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products or services has at any time infringed, misappropriated or made any unlawful or unauthorized use of, and none of the Acquired Corporations has received any written notice or, to its knowledge, other communication of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; (iv) the operation of the business of each Acquired Corporation as it currently is conducted does not and will not and will not when conducted by the Surviving Corporation in substantially the same manner following the Closing, infringe or misappropriate or make any unlawful or unauthorized use of any Proprietary Asset of any Person; and (v) to the Company's knowledge, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any Acquired Corporation Proprietary Asset. The Acquired Corporation Proprietary Assets constitute all the Proprietary Assets necessary to enable each of the Acquired Corporations to conduct its business in the manner in which such business is being conducted. At the Closing, the Surviving Corporation shall acquire good, valid, and enforceable title to the Acquired Corporation Proprietary Assets, free and clear of all Encumbrances and on the same terms and conditions as in effect immediately prior to the Closing. None of the Acquired Corporations has
    (A) licensed any of the Acquired Corporation Proprietary Assets to any Person on an exclusive basis, or (B) entered into any covenant not to compete or Contract limiting its ability to exploit fully any Acquired Corporation Proprietary Assets or to transact business in any market or geographical area or with any Person.

        (c) Each Acquired Corporation has taken all reasonable steps that are required to protect such Acquired Corporation's rights in confidential information and trade secrets of the Acquired Corporation or provided by any other person to the Acquired Corporation. Attached to the Company Disclosure Schedule as Schedule 2.6(c) is the form of proprietary information agreement that the Company, since January 1, 1997, has required all employees of the Acquired Corporations to execute as a condition of their employment.

    2.7  CONTRACTS.

        (a) For purposes of this Agreement, each of the following shall be deemed to constitute a "COMPANY MATERIAL CONTRACT":

           (i) any Acquired Corporation Contract that is required by the rules and regulations of the SEC to be filed as an exhibit to the Company SEC Documents;

           (ii) any Acquired Corporation Contract relating to the employment of any employee, and any Contract pursuant to which any of the Acquired Corporations is or may become obligated to make any severance, termination, bonus or relocation payment or any other payment (other than payments in respect of salary) in excess of $25,000, to any current or former employee or director;

          (iii) any Acquired Corporation Contract relating to the acquisition, transfer, development, sharing or license of any material Proprietary Asset (except for any Acquired Corporation Contract pursuant to which (A) any material Proprietary Asset is licensed to the Acquired Corporations under any third party software license generally available for sale to the public, or (B) any material Proprietary Asset is licensed by any of the Acquired Corporations to any Person on a non-exclusive basis);

           (iv) any Acquired Corporation Contract which provides for indemnification of any officer, director or employee;

           (v) any Acquired Corporation Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

           (vi) any Acquired Corporation Contract that involves the payment or expenditure of $100,000 that may not be terminated by the applicable Acquired Corporation (without penalty) within sixty (60) days after the delivery of a termination notice by the applicable Acquired Corporation;

          (vii) any Acquired Corporation Contract contemplating or involving
       (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or (B) the performance of services having a value in excess of $100,000 in the aggregate;

         (viii) any Government Contract (A) creating or relating to the creation of any Encumbrance with respect to any asset owned or used by any Acquired Corporation having a value in excess of $100,000; (B) involving or incorporating any liability, obligation, guaranty, pledge, performance or completion bond, indemnity (other than customary intellectual property indemnities for hardware and software sold by any Acquired Corporation), right of contribution or surety arrangement, any of which obligations involve or may reasonably be expected to involve an Acquired Corporation obligation in excess of $100,000 per year; or (C) contemplating or involving (1) the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or
       (2) the performance of services having a value in excess of $100,000 in the aggregate;

           (ix) any Acquired Corporation Contract imposing any restriction on the right or ability of any Acquired Corporation to (A) compete with any other Person, (B) acquire any material product or other material asset or any services from any other Person, sell any material product or other material asset to or perform any services for any other Person or transact business or deal in any other manner with any other Person, or
       (C) develop or distribute any material technology; and

           (x) any other Acquired Corporation Contract, if a breach of such Acquired Corporation Contract could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

        (b) Each Company Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms.

        (c) None of the Acquired Corporations has violated or breached, or committed any material default under, any Company Material Contract. To the Company's knowledge, no other Person has violated or breached, or committed any material default under, any Company Material Contract.

        (d) To the Company's knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to (i) result in a material violation or breach of any provision of any Company Material Contract by any of the Acquired Corporations; (ii) give any Person the right to declare a material default or exercise any material remedy under any Company Material Contract;
    (iii) to the Company's knowledge, give any Person the right to receive or require a material rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Material Contract; or (v) give any Person the right to cancel or terminate, or modify in any material respect, any Company Material Contract.

        (e) To the knowledge of the Company, with respect to Government Contracts, there is, as of the date hereof, no (i) civil fraud or criminal investigation by any Governmental Body, (ii) Acquired Corporation, or officers, employees or affiliates thereof, currently suspended or debarred, or suspension of debarment proceeding (or equivalent proceeding) against any of the Acquired Corporations, their officers, employees or affiliates,
    (iii) request by any Governmental Body for a contract price adjustment based on a claimed disallowance by any Governmental Body or at the direction of any Governmental Body or written notice of defective pricing other than as reserved for on the Company Financial Statements in accordance with GAAP,
    (iv) claim or equitable adjustment by the Acquired Corporations against the U.S. Government or any third party in excess of $500,000, (v) written notice challenging, questioning or disallowing any cost(s) in excess of $500,000,
    (vi) notice of contract termination, cure notice or show cause notice, or
    (vii) violation of any statutory, regulatory or contractual provision that could result in any fine or penalty of a criminal, civil or administrative nature.

        (f) Each Government Contract is in full force and effect, constitutes a valid and binding obligation of and is legally enforceable in accordance with its terms against the Acquired Corporations parties thereto and, to the knowledge of the Company, the Government Contracts are valid, binding and enforceable obligations of the other parties thereto, except as such enforceability may be subject to the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Legal Requirements affecting creditors' rights generally or subject to the effects of general equitable principles (whether considered in a proceeding in equity or at law). Each of the Acquired Corporations has complied in all material respects with all of the provisions of such Government Contracts and is not in default thereunder, and there has not occurred any event which (whether with or without notice, lapse of time, or the happening or occurrence of any other event) would constitute such a default (except in each case where any such default would not have a Material Adverse Effect on the Acquired Corporations), and the execution of this Agreement by the Company and its performance hereunder will not cause, or result in, a breach or default under any Government Contract in each case. There has not been
    (i) any failure by the Acquired Corporations or, to the knowledge of the Company, any other party to any such Government Contract to comply with all material provisions thereof which failure to perform would have a Material Adverse Effect on the Acquired Corporations, (ii) any default by the Acquired Corporations or, to the knowledge of the Company, any other party thereunder, which default would have a Material Adverse Effect on the Acquired Corporations or (iii) to the knowledge of the Company
    (A) any written cancellation thereof which has not been cured or (B) any outstanding dispute thereunder which has not been cured. None of the Acquired Corporations is a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other Person other than any of the Acquired Corporations.

    2.8  LIABILITIES.

    None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements prepared in accordance with GAAP and whether due or to become due), except for: (a) liabilities that are reflected in the "Liabilities" column of the Company Balance Sheet, and (b) normal and recurring liabilities that have been incurred by the Acquired Corporations since the Company Balance Sheet Date in the ordinary course of business and consistent with past practices that, individually or in the aggregate, are not material in nature.

    2.9  COMPLIANCE WITH LEGAL REQUIREMENTS.

    Each of the Acquired Corporations is, and at all times since March 31, 1996, has been, in compliance in all material respects with all applicable Legal Requirements. Since March 31, 1996, none of the Acquired Corporations has received any written notice or, to the Company's knowledge, other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement (except where such violation or failure to comply would not have a Material Adverse Effect on the Acquired Corporations, or, after the Closing, on Parent).

    2.10  GOVERNMENTAL AUTHORIZATIONS.

    Each of the Acquired Corporations holds all Governmental Authorizations necessary to enable such Acquired Corporation to conduct its business in the manner in which such business is currently being conducted except where the failure to hold such Governmental Authorizations would not be reasonably likely to have a Material Adverse Effect on the Acquired Corporations. All such Governmental Authorizations are valid and in full force and effect. Each Acquired Corporation is, and at all times since March 31, 1996 has been, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since March 31, 1996, none of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or
(b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization (except where any such violation, failure, revocation, withdrawal, suspension, cancellation, termination or modification would not have a Material Adverse Effect on the Acquired Corporations or, after the Closing, on Parent).

    2.11  TAX MATTERS.

        (a) The Acquired Corporations have paid or reserved for all Taxes, due and payable by any of them for or with respect to all periods up to and including the date hereof (without regard to whether or not such Taxes are or were disputed), whether or not shown on any Tax Return.

        (b) Each of the Acquired Corporations has filed on a timely basis all Tax Returns that it was required to file except for Tax Returns for the year which includes the Closing Date. All such Tax Returns were accurate and complete in all material respects. None of the Acquired Corporations is the beneficiary of any extension of time within which to file any Tax Return. No claim that has not been resolved has ever been made by an authority in a jurisdiction where the Acquired Corporations do not file Tax Returns that any one of them is or may be subject to taxation by that jurisdiction. None of the Acquired Corporations has given any currently effective waiver of any statute of limitations in respect of Taxes or agreed to any currently effective extension of time with respect to a Tax assessment or deficiency. There are no security interests on any of the assets of any of the Acquired Corporations that arose in connection with any failure (or alleged failure) to pay any Tax.

        (c) The Acquired Corporations have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party except for such withholding or payments to be made at or before Closing.

        (d) None of the Acquired Corporations, including any director, officer or employee responsible for tax matters of the Acquired Corporations is aware of any facts or circumstances which could give rise to a reasonable expectation that any authority may assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any liability for Taxes of the Acquired Corporations either
    (i) claimed or raised by any authority in writing or (ii) as to which such Acquired Corporation has knowledge based upon personal contact with any agent of such authority. Schedule 2.11(d) of the Company Disclosure Schedule sets forth a complete and accurate list of Tax Returns filed by or on behalf of the Acquired Corporations with any Governmental Body with respect to the taxable periods of the Acquired Corporations ended on or after December 31, 1997 (the "COMPANY TAX RETURNS"); indicates those Company Tax Returns that have been audited; and indicates those Company Tax Returns that currently are the subject of an audit.

        (e) The unpaid Taxes of the Acquired Corporations (i) did not, as of the date of the most recent Company Financial Statements, exceed the reserve for Tax Liability (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Balance Sheet and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Acquired Corporations in filing their Tax Returns.

        (f) None of the Acquired Corporations is a party to any Tax allocation or sharing agreement. None of the Acquired Corporations has made any distribution of any "Controlled Corporation" as that term is defined in
    Section 355(a)(1) of the Code. None of the Acquired Corporations (i) has been a member of an "affiliated group," as defined in Section 1504(a) of the Code, filing a consolidated federal income Tax Return other than an affiliated group the common parent of which is the Company or (ii) has any Liability for the Taxes of any Person (other than any of the Acquired Corporations) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

    2.12  EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS.

        (a) Schedule 2.12(a) of the Company Disclosure Schedule lists (i) all employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), (ii) all employee welfare benefit plans (as defined in Section 3(1) of ERISA),
    (iii) all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, fringe benefits and other similar benefit plans (including, without limitation, any fringe benefit under Section 132 of the Code), programs, Contracts, arrangements or policies (including a specific identification of those which contain change of control provisions or pending change of control provisions), and
    (iv) any employment, executive compensation or severance agreements (including a specific identification of those which contain change of control provisions or pending change of control provisions), whether written or otherwise, as amended, modified or supplemented, of any Acquired Corporation or any other Entity (whether or not incorporated) which is a member of a controlled group which includes any of the Acquired Corporations or which is under common control with any of the Acquired

    Corporations within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a) (14) or (b) of ERISA ("ERISA AFFILIATES") (all such plans, programs, Contracts, agreements, arrangements or policies as described in this SECTION 2.12 shall be collectively referred to as the "COMPANY EMPLOYEE PLANS") for the benefit of, or relating to, any former or current employee, officer or director (or any of their beneficiaries) of any Acquired Corporation or any other ERISA Affiliate. The Company has made available to Parent, in a reasonable time, place and manner, true and complete copies of (i) each such written Company Employee Plan (or a written description of any Company Employee Plan which is not written) and all related trust agreements, insurance and other contracts (including policies), summary plan descriptions, summaries of material modifications, registration statements (including all attachments), prospectuses and communications distributed to plan participants, (ii) the three most recent annual reports on Form 5500 series, with accompanying schedules and attachments, filed with respect to each Company Employee Plan required to make such a filing, (iii) the most recent actuarial valuation for each Company Employee Plan subject to Title IV of ERISA, (iv) the latest reports which have been filed with the U.S. Department of Labor with respect to each Company Employee Plan required to make such filing, (v) the most recent favorable determination letters issued for each Company Employee Plan and related trust which is intended to be qualified under Section 401(a) of the Code (and, if an application for such determination is pending, a copy of the application for such determination), and (vi) financial and other information regarding current and projected liabilities with respect to each Company Employee Plan for which the filings described in (ii), (iii) or
    (iv) above are not required under ERISA.

        (b) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person (other than continuation coverage to the extent required by law, whether pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 or otherwise), none of the Company Employee Plans is a "Multiple Employer Welfare Arrangement" (as defined in Section 3(40) of ERISA), and if any Company Employee Plan is a "Multiemployer Plan" (as defined in Section 3(37) of ERISA), there is no withdrawal liability associated with such plan pursuant to ERISA Sections 4201 through 4225; (ii) no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code, respectively) has at any time engaged in a transaction with respect to any Company Employee Plan which could subject any of the Acquired Corporations, directly or indirectly, to any tax, penalty or other liability for prohibited transactions under ERISA or Section 4975 of the Code; (iii) no fiduciary of any Company Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA which shall subject any of the Acquired Corporations, directly or indirectly, to any penalty or liability for breach of fiduciary duty;
    (iv) all Company Employee Plans have been established and maintained in accordance with their terms and have been operated in material compliance in all respects with all applicable Legal Requirements, and may by their terms be amended and/or terminated at any time without the consent of any other Person subject to applicable Legal Requirements and the terms of each Company Employee Plan, and each of the Acquired Corporations has performed all obligations required to be performed by them under, and are not in any respect in default under or in violation of, any Company Employee Plan, and none of the Acquired Corporations has any knowledge of any default or violation by any other Person of a material nature with respect to any of the Company Employee Plans; (v) each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to such plan's qualified status under Section 401(a) of the Code (or comparable letter, such as an opinion or notification letter as to the form of plan adopted by one or more Acquired Corporations), and nothing has occurred to the knowledge of the Company since the issuance of such letter (or could reasonably be expected to occur) which might impair such favorable determination or otherwise impair the qualified status of such plan; and
    (vi) all contributions required to be made or reserved, and all premiums required to be paid by the Acquired Corporations, as appropriate, with respect to any Company Employee Plan pursuant to the terms of the Company Employee Plan or any collective bargaining agreement, have been made, paid or reserved on or before their due dates (including any extensions thereof).

        (c) None of the Acquired Corporations or any other ERISA Affiliate currently maintains, sponsors or participates in, or within the last five years has maintained, sponsored or participated in, any "Employee Benefit Plan" (as defined in Section 3(3) of ERISA) that is subject to Section 412 of the Code or Title IV of ERISA.

        (d) None of the Company Employee Plans currently covers, or has ever covered, former or current non-U.S. Employees, independent contractors or consultants (or any of their beneficiaries) (other than U.S. citizens and resident aliens working at locations outside the United States). The consummation of the transactions contemplated by this Agreement will not cause, in itself, or result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable in respect of any former or current foreign employee, independent contractor or consultant (or any of their beneficiaries).

        (e) There are no Legal Proceedings pending or, to the knowledge of the Company, threatened in respect of or relating to any Company Employee Plan. There are no facts or circumstances which could reasonably be expected to give rise to any such Legal Proceeding (other than routine, uncontested benefit claims) in respect of or relating to any Company Employee Plan.

        (f) (i) None of the Acquired Corporations has ever maintained an employee stock ownership plan (within the meaning of Section 4975(e)(7) of the Code) or any other Company Employee Plan that invests in Company capital stock; (ii) since December 31, 2000, none of the Acquired Corporations has proposed or agreed to any increase in benefits under any Company Employee Plan (or the creation of new benefits) or change in employee coverage which would materially increase the expense of maintaining any Company Employee Plan; (iii) the consummation of the transactions contemplated by this Agreement will not cause, in itself, or result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable in respect of any former or current employee, officer or director (or any of their beneficiaries); and
    (iv) except as disclosed on Schedule 2.12(f) of the Company Disclosure Schedule, no person will be entitled to any severance benefits or the acceleration of any options under the terms of any Company Employee Plan as a result of the consummation of the transactions contemplated by this Agreement.

        (g) To the extent that any Company Employee Plan is required by any applicable Legal Requirement to be covered by any bond (e.g., fidelity or otherwise) in any particular amount, each such Company Employee Plan required to be covered by such bond has at all times been covered by such bond in accordance and compliance with all applicable Legal Requirements.

        (h) (i) There are no controversies pending or, to the knowledge of the Company, threatened, between any of the Acquired Corporations and any of their respective foreign or domestic former or current employees, officers, directors, independent contractors or consultants (or any of their beneficiaries), which controversies could reasonably be expected to result in a material liability to any of the Acquired Corporations; (ii) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of the Company, threatened against or affecting any Acquired Corporation; (iii) none of the Acquired Corporations is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Acquired Corporations, (iv) none of the employees of the Acquired Corporations are represented by any labor organization and none of the Acquired Corporations have any knowledge of any current union organizing activities among the employees of the Acquired Corporations nor does any question concerning representation exist concerning such employees, (v) the Acquired Corporations have each at all times been in material compliance with all applicable Legal Requirements respecting employment, employment and labor practices, and with any collective bargaining agreements (both foreign and domestic), (vi) there is no unfair labor practice charge or complaint against any of the Acquired Corporations pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency, (vii) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to the Acquired Corporations pending, or to the knowledge of the Company, threatened, before the National Labor Relations Board or any similar state or foreign agency, (viii) neither the Occupational Safety and Health Administration nor any corresponding state agency is threatening to file any citation, and there are no pending citations, relating to the Acquired Corporations, and
(ix) there are no pending or, to the knowledge of the Company, threatened material claims by any current or former employee of the Acquired Corporations or any employment-related claims or investigations by any Governmental Authority, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding compliance with federal, state or local wage and hour Legal Requirements, audits by the Office of Federal Contractor Compliance Programs, complaints of sexual harassment or any other form of unlawful harassment, discrimination, or retaliation.

        (i) No Company Employee Plan is a Voluntary Employees' Beneficiary Association within the meaning of Section 501(c)(9) of the Code.

        (j) All Welfare Plans and the related trusts that are subject to
    Section 4980B(f) of the Code and Sections 601 through 607 of ERISA comply with and have been administered in material compliance with the health care continuation-coverage requirements for tax-favored status under
    Section 4980B(f) of the Code (formerly Section 162(k) of the Code), Sections 601 through 607 of ERISA, and all final Treasury regulations under
    Section 4890B of the Code explaining those requirements, and all other applicable Legal Requirements regarding continuation and/or conversion coverage.

        (k) No amount required to be paid or payable to or with respect to any employee of any of the Acquired Corporations in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code or will not be deductible under Sections 162(a)(1) or 404 of the Code.

    2.13  ENVIRONMENTAL MATTERS.

        (a) Each of the Acquired Corporations is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each of the Acquired Corporations of all material permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. None of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any of the Acquired Corporations is not in compliance with any Environmental Law, and, to the Company's knowledge, there are no circumstances that may prevent or interfere with the compliance by any of the Acquired Corporations with any Environmental Law in the future. To the Company's knowledge, no current or prior owner of any property leased or controlled by any of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any of the Acquired Corporations is not in compliance with any Environmental Law. To the Company's knowledge, all property that is or has been leased to, controlled by or used by the Acquired Corporations, and all surface water, groundwater and soil associated with or adjacent to such property is in clean and healthful condition and is free of any material environmental contamination of any nature and none of the Acquired Corporations has any liability for any clean-up or remediation under any Environmental Law. To the Company's knowledge, all property that is leased to, controlled by or used by any of the Acquired Corporations is free of any friable asbestos or asbestos-containing material.

        (b) For purposes of this SECTION 2.13:

           (i) "ENVIRONMENTAL LAW" shall mean any foreign, federal, state or local statute, law, rule, regulation, ordinance, treaty, code, policy or rule of common law now or from time to time in effect and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, natural resources, health, safety or Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as so amended; the Resource Conservation and Recovery Act, as so amended; the Hazardous Materials Transportation Act, as so amended; the Clean Water Act, as so amended; the Toxic Substances Control Act, as amended; the Clean Air Act, as so amended; the Safe Drinking Water Act, as so amended; the Atomic Energy Act, as so amended; the Federal Insecticide, Fungicide and Rodenticide Act, as so amended; and the Occupational Safety and Health Act, as so amended; and

           (ii) "HAZARDOUS MATERIALS" shall mean (A) petroleum or petroleum products (including crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel, or any mixture thereof), polychlorinated biphenyls (PCBs), asbestos or asbestos containing materials, urea formaldehyde foam insulation, and radon gas; (B) any substance defined as or included in the definition of "hazardous substance," "hazardous waste," "hazardous material," "extremely hazardous waste," "restricted hazardous waste," "waste," "special waste," "toxic substance," "toxic pollutant," "contaminant" or "pollutant," or words of similar import, under any applicable Environmental Law (as defined below); (C) infectious materials and other regulated medical wastes; (D) any substance which is toxic, explosive, corrosive, flammable, radioactive, carcinogenic, mutagenic or otherwise hazardous and is or becomes regulated by any governmental agency; and
       (E) any other substance, material or waste the presence of which requires investigation or remediation under any Environmental Law.

    2.14  LEGAL PROCEEDINGS; ORDERS.

    There is no pending Legal Proceeding and, to the Company's knowledge, no Person has threatened to commence any Legal Proceeding, that involves any of the Acquired Corporations or any of the assets owned or used by any of the Acquired Corporations; and there is no Order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the material assets owned or used by any of the Acquired Corporations, is subject.

    2.15  VOTE REQUIRED.

    The affirmative vote of the holders of greater than two-thirds of the shares of Company Common Stock outstanding on the record date for the Company Shareholders' Meeting is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement and otherwise approve the Merger.

    2.16  NON-CONTRAVENTION; CONSENTS.

    Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger, or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

        (a) contravene, conflict with or result in a violation of any of the provisions of the Company Organization Documents or any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

        (b) contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement (assuming, with respect to the HSR Act, that any applicable waiting periods have expired or been terminated) or any Order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the material assets owned or used by any of the Acquired Corporations, is subject;

        (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations; or

        (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any Company Material Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract,
    (iii) accelerate the maturity or performance of any Company Material Contract, or (iv) cancel, terminate or modify any term of any Company Material Contract.

    Except as may be required by the Exchange Act, the VSCA, the HSR Act, applicable anti-trust Legal Requirements of any foreign country and the rules and regulations of the Nasdaq Stock Market (as such rules and regulations relate to the Registration Statement and the Proxy Statement) none of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except in each case, where the failure to obtain any Consent would not, individually or in the aggregate, have a Material Adverse Effect on the Acquired Corporations.

    2.17  FAIRNESS OPINION.

    The Company's Board of Directors has received the opinion of Quarterdeck, financial advisor to the Company, as of the date of this Agreement, to the effect that the consideration to be received by the shareholders of the Company in the Merger is fair to the shareholders of the Company from a financial point of view. The Company will furnish an accurate and complete copy of said opinion to Parent.

    2.18  FINANCIAL ADVISOR.

    No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. The Company has made available to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to any such engagement.

    2.19  NO DISCUSSIONS; TAKEOVER STATUTES.

        (a) None of the Acquired Corporations, and no Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Company Acquisition Proposal, and the Company has provided to Parent the terms of any Company Acquisition Proposal received by the Company in the last ninety
    (90) days.

        (b) The Board of Directors of the Company has approved the Merger, the Plan of Merger, this Agreement, the Voting Agreement and proxies entered into by the parties to the Voting Agreement and such approval is sufficient to render irrevocably inapplicable to the Merger, the Plan of Merger, this Agreement, the Voting Agreement and proxies entered into by the parties to the Voting Agreement and the other transactions contemplated by this Agreement and such other agreements and documents the provisions of
    Section 13-725.1 et seq. of the VSCA. The Company has taken all actions necessary to cause Section 13.1-728.1 et seq. of the VSCA to be inapplicable to the Company. Except for Section 13.1-725.1 et seq. and Sections 13.1-728.1 et seq. of the VSCA (which have been rendered irrevocably inapplicable to the Merger, the Plan of Merger, this Agreement, the Voting Agreement and proxies entered into by the parties to the Voting Agreement and the other transactions contemplated by this Agreement and such other agreements and documents), no other Takeover Law or similar statute or regulation of any state is applicable to the Merger, the Plan of Merger, this Agreement, the Voting Agreement and proxies entered into by the parties to the Voting Agreement and the other transactions contemplated hereby.

    2.20  INFORMATION TO BE SUPPLIED.

    None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub that is contained in the foregoing documents.

    2.21  AMENDMENT TO RIGHTS AGREEMENT.

    As of the date hereof, the Company has taken all action necessary to irrevocably amend the Rights Agreement (except that such amendment shall be revocable in the event this Agreement is terminated pursuant to SECTION 7.1 hereof) to provide that neither Parent nor Merger Sub nor any of their respective affiliates shall be deemed to be an Acquiring Person (as such term is defined in the Rights Agreement), that neither a Distribution Date nor Stock Acquisition Date (as each such term is defined in the Rights Agreement) shall be deemed to occur and the Rights will not separate from the Shares as a result of the execution, delivery or performance of this Agreement, the Voting Agreement or the public announcement or consummation of the Merger, or the other transactions contemplated hereby or thereby and that none of the Company, Parent, Merger Sub nor the Surviving Corporation, nor any of their respective affiliates, shall have any obligations under the Rights Agreement to any holder (or former holder) of Rights as of and following the public announcement or consummation of the Merger and/or the Effective Time.

    2.22  FOREIGN CORRUPT PRACTICES ACT.

    Neither the Company, any other Acquired Corporation, any of the Acquired Corporation's officers, directors, nor, to the Company's knowledge, any employees or agents (or shareholders), distributors, representatives or other persons acting on the express, implied or apparent authority of any Acquired Corporation, have paid, given or received or have offered or promised to pay, give or receive, any bribe or other unlawful payment of money or other thing of value, any unlawful discount, or any other unlawful inducement, to or from any person or Governmental Body in the United States or elsewhere in connection with or in furtherance of the business of any of the Acquired Corporations (including, without limitation, any unlawful offer, payment or promise to pay money or other thing of value (a) to any foreign official, political party (or official thereof) or candidate for political office for the purposes of influencing any act, decision or omission in order to assist any Acquired Corporation in obtaining business for or with, or directing business to, any person, or (b) to any person, while knowing that all or a portion of such money or other thing of value will be offered, given or promised unlawfully to any such official or party for such purposes). Neither the business of the Company nor any other Acquired Corporation is in any manner dependent upon the making or receipt of such unlawful payments, discounts or other inducements. Neither the Company nor any other Acquired Corporation has otherwise taken any action that could cause the Company or any other Acquired Corporation to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, the regulations thereunder, or any applicable Legal Requirements of similar effect.

    2.23  DISCLOSURE.

    Between the Company Balance Sheet Date and the date of this Agreement, no event has occurred which has not been disclosed to Parent which the Company would have been required to disclose in a registration statement for the offering of securities under the Securities Act.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Except as disclosed in the Disclosure Schedule delivered by Parent and Merger Sub to the Company prior to the execution and delivery of this Agreement (the "PARENT DISCLOSURE SCHEDULE") and referenced in the Parent Disclosure Schedule to the section(s) of this SECTION 3 to which such disclosure applies, Parent and Merger Sub represent and warrant to the Company as follows:

    3.1  DUE ORGANIZATION; SUBSIDIARIES.

    Parent is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the Commonwealth of Virginia. Each Significant Subsidiary is an Entity duly organized, validly existing and in good standing under the Legal Requirements of its state of incorporation or formation. Each of Parent, Merger Sub and each Significant Subsidiary has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used. Each of Parent, Merger Sub and each Significant Subsidiary is qualified to do business as a foreign corporation, and is in good standing, under the Legal Requirements of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on Parent. Parent has made available to the Company accurate and complete copies of the certificate of incorporation and bylaws of each of Parent and Merger Sub, including all amendments thereto (collectively, the "PARENT ORGANIZATION DOCUMENTS").

    3.2  AUTHORITY; BINDING NATURE OF AGREEMENT.

    Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Parent (at a meeting duly called and held) has authorized and approved the execution, delivery and performance of this Agreement by Parent and approved the Merger. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (a) Legal Requirements of general application relating to bankruptcy, insolvency and the relief of debtors, and
(b) rules of law governing specific performance, injunctive relief and other equitable remedies.

    3.3  CAPITALIZATION, ETC.

        (a) As of September 18, 2001, the authorized capital stock of Parent consists of: (i) 200,000,000 shares of Parent Common Stock and
    (ii) 5,000,000 shares of Parent Preferred Stock. As of September 18, 2001, 64,949,982 shares of Parent Common Stock have been issued and are outstanding, 689,978 shares of Parent Cumulative Preferred Stock have been issued or are outstanding and no shares of Parent Series A Preferred Stock are issued and outstanding. As of September 18, 2001, 362,815 shares of Parent Common Stock are held in Parent's treasury. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or subject to any right of first refusal in favor of Parent.

        (b) All outstanding shares of Parent Common Stock and all outstanding shares of capital stock of each Significant Subsidiary of Parent have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Parent Contracts. All of the outstanding shares of capital stock of each of the Significant Subsidiaries of Parent have been duly authorized and are validly issued, are fully paid and nonassessable and are owned beneficially and of record by Parent, free and clear of any Encumbrances. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable and in compliance with all applicable securities laws and other applicable Legal Requirements. The shares of Parent Common Stock to be issued upon exercise of Company Options assumed by Parent in connection with the Merger will, when issued, be issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Parent Contracts.

    3.4  SEC FILINGS; FINANCIAL STATEMENTS.

        (a) All registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since December 31, 1998 (the "PARENT SEC DOCUMENTS") are available to the Company on EDGAR. All statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC since
    December 31, 1998 have been so filed. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        (b) The financial statements (including any related notes) contained in the Parent SEC Documents (the "PARENT FINANCIAL STATEMENTS"): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto;
    (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained footnotes and were subject to normal and recurring year-end adjustments which were not, or are not reasonably expected to be, individually or in the aggregate, material in amount), and
    (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated subsidiaries for the periods covered thereby.

    3.5  LIABILITIES.

    Neither Parent nor any Significant Subsidiary of Parent has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements prepared in accordance with generally accepted accounting principles, and whether due or to become due), except for: (a) liabilities required to be identified as such in the "Liabilities" column of the Parent Balance Sheet, including the notes thereto; (b) normal and recurring liabilities that have been incurred by Parent and its Significant Subsidiaries since the Parent Balance Sheet Date in the ordinary course of business and consistent with past practices that, individually or in the aggregate, have not had or could not reasonably be expected to have, a Material Adverse Effect on Parent; and (c) liabilities incurred under this Agreement.

    3.6  NON-CONTRAVENTION; CONSENTS.

    Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

        (a) contravene, conflict with or result in a violation of any of the provisions of the Parent Organization Documents or any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or any Significant Subsidiary of Parent;

        (b) contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement (assuming, with respect to the HSR Act, that any applicable waiting periods have expired or been terminated) or any order, writ, injunction, judgment or decree to which Parent, or any of the assets owned or used by Parent, is subject;

        (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or any Significant Subsidiary of Parent or that otherwise relates to the business of Parent or any Significant Subsidiary of Parent or to any of the assets owned or used by Parent or any Significant Subsidiary of Parent; or

        (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract that is material to Parent or any Significant Subsidiary of Parent, or give any Person the right to (i) declare a default or exercise any remedy under any Contract that is material to Parent or any Significant Subsidiary of Parent, (ii) a rebate, chargeback, penalty or change in delivery schedule under any Contract that is material to Parent or any Significant Subsidiary of Parent,
    (iii) accelerate the maturity or performance of any Contract that is material to Parent or any Significant Subsidiary of Parent, or (iv) cancel, terminate or modify any term of any Contract that is material to Parent or any Significant Subsidiary of Parent.

    Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, applicable anti-trust laws of any foreign country, and the NYSE Listed Company Manual (as it relates to the Registration Statement and the Proxy Statement) none of Parent or any Subsidiary of Parent was, is or will be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except in each case, where the failure to make any filing, give any notice or obtain any Consent would not have a Material Adverse Effect on Parent.

    3.7  INTERIM OPERATIONS OF MERGER SUB.

    Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

    3.8  INFORMATION TO BE SUPPLIED.

    None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company that is contained in the foregoing documents.

    3.9  ABSENCE OF CHANGES.

    Since July 31, 2001 and except as set forth in any documents filed by Parent or any Significant Subsidiary with the SEC since July 31, 2001:

        (a) each of Parent and its Significant Subsidiaries has operated its business in the ordinary course and consistent with past practices; and

        (b) there has not been any event that has had a Material Adverse Effect on Parent, and no fact, event, circumstance or condition exists or has occurred that could reasonably be expected to have a Material Adverse Effect on Parent.

    3.10  COMPLIANCE WITH LEGAL REQUIREMENTS.

    Each of Parent and its Significant Subsidiaries is, and at all times since March 31, 1996, has been, in compliance in all material respects with all applicable Legal Requirements. Since March 31, 1996, neither Parent nor any of its Significant Subsidiaries has received any written notice or, to Parent's knowledge, other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement (except where such violation or failure to comply would not have a Material Adverse Effect on Parent).

    3.11  GOVERNMENTAL AUTHORIZATIONS.

    Each of Parent and its Significant Subsidiaries holds all Governmental Authorizations necessary to enable Parent and its Significant Subsidiaries to conduct its business in the manner in which such business is currently being conducted. All such Governmental Authorizations are valid and in full force and effect. Each of Parent and its Significant Subsidiaries is, and at all times since March 31, 1996 has been, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since March 31, 1996, neither Parent nor any Significant Subsidiaries has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or
(b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization (except where any such violation, failure, revocation, withdrawal, suspension, cancellation, termination or modification would not have a Material Adverse Effect on Parent).

    3.12  LEGAL PROCEEDINGS; ORDERS.

    There is no pending Legal Proceeding and, to Parent's knowledge, no Person has threatened to commence any Legal Proceeding, that involves Parent or any Significant Subsidiary or any of the assets owned or used by Parent, and there is no Order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent or any Significant Subsidiary, is subject (except for Legal Proceedings, Orders, writs, injunctions or decrees which would not have a Material Adverse Effect on Parent).

    3.13  FINANCIAL ADVISOR.

    Except for Credit Suisse First Boston Corporation, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

    3.14  GOVERNMENT CONTRACTS AND OTHER COMMITMENTS.

        (a) To the knowledge of Parent, with respect to Government Contracts held by Parent or any of its Significant Subsidiaries, there is, as of the date hereof, no (i) civil fraud or criminal investigation by any Governmental Body, (ii) Significant Subsidiary (nor Parent), or officers, employees, or affiliates thereof, currently suspended or debarred, or suspension or debarment proceeding (or equivalent proceeding) against Parent or any of its Significant Subsidiaries, their officers, employees or affiliates, (iii) request by any Governmental Body for a contract price adjustment based on a claimed disallowance by any Governmental Body or at the direction of a Governmental Body or written notice of defective pricing other than as reserved for on the Parent Financial Statements in accordance with GAAP, (iv) claim or equitable adjustment by Parent or any of its Significant Subsidiaries against the U.S. Government or any third party in excess of $500,000, (v) written notice challenging, questioning or disallowing any cost(s) in excess of $500,000, (vi) notice of contract termination, cure notice or show cause notice, or (vii) violation of any statutory, regulatory or contractual provisions that could result in any fine or penalty of a criminal, civil or administrative nature.

        (b) Each Government Contract is in full force and effect, constitutes a valid and binding obligation of and is legally enforceable in accordance with its terms against Parent or the Significant Subsidiary party thereto and, to the knowledge of Parent, the Government Contracts are valid, binding and enforceable obligations of the other parties thereto, except as such enforceability may be subject to the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Legal Requirements affecting creditors' rights generally or subject to the effects of general equitable principles (whether considered in a proceeding in equity or at law). Each of Parent and its Significant Subsidiaries has complied in all material respects with all of the provisions of such Government Contracts and is not in default thereunder, and there has not occurred any event which (whether with or without notice, lapse of time, or the happening or occurrence of any other event) would constitute such a default (except in each case where any such default would not have a Material Adverse Effect on Parent), and the execution of this Agreement by Parent and its performance hereunder will not cause, or result in, a breach or default under any Government Contract in each case. There has not been (i) any failure by Parent or any of its Significant Subsidiaries or, to the knowledge of Parent, any other party to any such Government Contract to comply with all material provisions thereof which failure to perform would have a Material Adverse Effect on Parent,
    (ii) any default by Parent or, to the knowledge of Parent, any other party thereunder, which default would have a Material Adverse Effect on Parent or
    (iii) to the knowledge of Parent (A) any written cancellation thereof which has not been cured or (B) any outstanding dispute thereunder which has not been cured. Parent is not a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other Person other than any of its Significant Subsidiaries.

    3.15  PARENT STOCKHOLDER APPROVAL.

    This Agreement and the transactions contemplated hereby, including the issuance of shares of Parent Common Stock pursuant to the Merger, do not require the approval of the holders of any (a) shares of capital stock of Parent or
(b) voting securities of Parent.

    3.16  TAX MATTERS.

        (a) Parent has no present plan or intention to liquidate the Company.

        (b) It is the present intention of Parent to continue at least one significant historic business line of the Company, or to use at least a significant portion of the Company's historic business assets in a business, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

    3.17  DISCLOSURE.

    Between July 31, 2001 and the date of this Agreement, no event has occurred which has not been disclosed to the Company which Parent would have been required to disclose in a registration statement for the offering of securities under the Securities Act.

SECTION 4. CERTAIN COVENANTS OF THE COMPANY AND PARENT

    4.1  ACCESS AND INVESTIGATION.

    During the period from the date of this Agreement through the Effective Time unless this Agreement shall be terminated in accordance with SECTION 7 (the "PRE-CLOSING PERIOD"), subject to applicable antitrust laws and regulations relating to the exchange of information, (a) the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (i) provide Parent and Parent's Representatives with reasonable access during normal business hours to the Acquired Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and
(ii) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, in each case, as Parent may reasonably request, and (b) Parent shall, and shall cause the Representatives of its Significant Subsidiaries to:
(i) provide the Company and the Company's Representatives with reasonable access during normal business hours to the Parent's and its Significant Subsidiaries' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent and its Significant Subsidiaries; and (ii) provide the Company and the Company's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Parent and its Significant Subsidiaries, and with such additional financial, operating and other data and information regarding the Parent and its Significant Subsidiaries, in each case, as the Company may reasonably request. Parent and the Company will hold any such information which is not public in confidence in accordance with the Mutual Nondisclosure Agreement.

    4.2  OPERATION OF THE COMPANY'S BUSINESS.

        (a) During the Pre-Closing Period the Company shall: (i) ensure that each of the Acquired Corporations conducts its business and operations
    (A) in the ordinary course in accordance with past practices, and (B) in material compliance with all applicable Legal Requirements and the requirements of all Company Material Contracts; (ii) use reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill at least as favorable as at the date of this Agreement with all suppliers, customers, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with the respective Acquired Corporations;
    (iii) provide all notices, assurances and support required by any Contract relating to any Proprietary Asset in order to ensure that no condition under such Contract occurs which could result in, or could increase the likelihood of any transfer or disclosure by any Acquired Corporation of any source code materials or other Proprietary Asset; and (iv) keep in full force and effect (with the same scope and limits of coverage) all insurance policies in effect as of the date of this Agreement covering all material assets of the Acquired Corporations.

        (b) During the Pre-Closing Period, except as set forth in
    Schedule 4.2(b) of the Company Disclosure Schedule, the Company shall not (without the prior written consent of Parent), and shall not permit any of the other Acquired Corporations to:

           (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

           (ii) sell, issue, grant or authorize the issuance or grant of
       (A) any capital stock, other security (including the sale, transfer or grant of any treasury shares) or any obligation convertible or exchangeable for capital stock, (B) any Company Stock Right (except that, prior to the Effective Time, the Company may issue Company Common Stock upon the valid exercise of Company Options outstanding as of the date of this Agreement and in connection with issuances of shares previously authorized under the ESPP Plans) or (C) any option to acquire any shares of capital stock or other securities of any of the Acquired Corporations pursuant to the Company Stock Option Plans;

          (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Stock Option Plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant, or other security or any related Contract;

           (iv) amend or permit the adoption of any amendment to the Company Organization Documents, or effect or become a party to any Company Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

           (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

           (vi) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract with obligations in excess of $250,000, or waive, release, or assign any rights or claims, or modify or terminate any Company Material Contract with obligations in excess of $250,000;

          (vii) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business);

         (viii) sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any Encumbrance or dispose of any of its assets, except for sales, dispositions or transfers in the ordinary course of business;

           (ix) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any agreement having the economic effect of any of the foregoing, except for borrowings incurred in the ordinary course of business, or (B) make any loans, advances or capital contributions to, or investments in, any other person other than travel and payroll advances made to employees in the ordinary course of business;

           (x) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute or contingent, matured or unmatured, known or unknown), other than the payments, discharges or satisfactions (A) of less than $50,000 or (B) in the ordinary course of business which are materially in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which any Acquired Company is a party;

           (xi) make or agree to make any new capital expenditures which are not included in the Company's fiscal year ending March 31, 2002 capital expenditures budget, a copy of which was made available to Parent, to the extent that such new capital expenditures exceed in the aggregate $150,000;

          (xii) except for actions taken with respect to officers below the level of vice president in the ordinary course of business consistent with past practices, (A) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee; (B) grant any severance or termination pay (other than pursuant to the normal severance practices or existing agreements of the Company in effect on the date of this Agreement) to, or enter into any severance agreement with, any director, officer or employee, or enter into any employment agreement with any director, officer or employee or otherwise without the prior written consent of Parent; (C) establish, adopt, enter into or amend any Company Benefit Plan or other arrangement, except as may be required to comply with Applicable Legal Requirements; (D) pay any benefit not provided for under any Company Benefit Plan or other arrangement; (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Benefit Plan or other arrangement (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any Company Benefit Plan or other arrangement or agreement or awards made thereunder); (F) take any action to fund prior to when due or in any other way secure the payment of compensation or benefits under any agreement; or (G) hire, promote or fire any director or officer at the level of vice president or above;

         (xiii) change any of its methods of accounting or accounting practices in any respect, except as required by GAAP;

          (xiv) make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes which would reasonably be expected to result in a Material Adverse Effect on the Acquired Corporations, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns;

          (xv) commence or settle any Legal Proceeding;

          (xvi) other than as expressly provided by this Agreement, enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

         (xvii) other than as expressly provided by this Agreement, take, or permit the taking of any action, which could reasonably be expected to cause the vesting of any Company Options to be accelerated in accordance with the terms of any of the Company Stock Option Plans;

         (xviii) take, agree to take, or omit to take any action which would
       (A) make any of the representations and warranties of the Company contained in this Agreement untrue or incorrect (to the extent that such representations and warrants are qualified by materiality or Material Adverse Effect), or, untrue or incorrect in all material respects to the extent such representations and warranties are not qualified by materiality or Material Adverse Effect, (B) prevent the Company from performing or cause the Company not to perform its covenants hereunder in all material respects (to the extent that such covenants are not qualified by materiality), or (C) cause any of the conditions set forth in SECTION 6 not to be able to be satisfied prior to the Termination Date; or

          (xix) agree or commit to take any of the actions described in clauses "(i)" through "(xviii)" of this SECTION 4.2(B).

        (c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement;
    (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;
    (iii) any material breach of any covenant or obligation of the Company; and
    (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any condition set forth in SECTION 6 or Annex I impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. No notification given to Parent pursuant to this SECTION 4.2(C) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

        (d) During the Pre-Closing Period, Parent shall promptly notify the Company in writing of: (i) the discovery by Parent or Merger Sub of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Parent or Merger Sub in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Parent or Merger Sub; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any condition set forth in SECTION 6 or Annex II impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on Parent. No notification given to the Company pursuant to this
    SECTION 4.2(D) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or Merger Sub contained in this Agreement.

    4.3  NO SOLICITATION BY THE COMPANY.

        (a) During the Pre-Closing Period, the Company shall not directly or indirectly, and shall not authorize or permit any of the other Acquired Corporations or any Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Company Acquisition Proposal or take any action that could reasonably be expected to lead to a Company Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person (other than Parent or Merger Sub) in connection with or in response to a Company Acquisition Proposal or an inquiry or indication of interest that reasonably could be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (iv) approve, endorse or recommend any Company Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Company Acquisition Transaction; provided, however, that this SECTION 4.3(A) shall not prohibit
    (A) the Company, or the Board of Directors of the Company, from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions with, any Person in response to a Company Superior Offer that is submitted to the Company by such Person (and not withdrawn) if
    (1) neither the Company nor any Representative of any of the Acquired Corporations shall have violated any of the restrictions set forth in this
    SECTION 4.3, (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company under applicable Legal Requirements, (3) the Board of Directors determines in good faith, after consultation with its outside legal counsel, that taking such action would be reasonably likely to lead to the delivery of a Company Superior Offer,
    (4) at least two (2) business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person or any of such Person's Representatives by or on behalf of the Company, and (5) at least two (2) business days prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent); or (B) the Company from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of this SECTION 4.3 by the Company.

        (b) The Company shall promptly (and in no event later than twenty-four
    (24) hours after receipt of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to a Company Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to a Company Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Corporations (including the identity of the Person making or submitting such Company Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed on a prompt basis with respect to the status of any such Company Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto. The Company agrees that the Company shall simultaneously provide to Parent any non-public information concerning the Company provided to any Person in connection with any Company Acquisition Proposal which was not previously provided to Parent.

        (c) The Company shall immediately cease and cause to be terminated any existing discussions with any Person (other than Parent) that relate to any Company Acquisition Proposal, except as may be provided for in
    SECTION 4.3(A).

        (d) The Company agrees not to release any Person (other than Parent) from or waive any provision of any confidentiality, "standstill" or similar agreement to which the Company is a party and will use its reasonable best efforts to enforce each such agreement at the request of Parent. The Company also will promptly request each Person (other than Parent) that has executed, within twelve (12) months prior to the date of this Agreement, a confidentiality, standstill or similar agreement in connection with its consideration of a possible Company Acquisition Transaction to return all confidential information heretofore furnished to such Person by or on behalf of the Company.

        (e) Notwithstanding anything in this Agreement to the contrary, the Recommendations may be withheld, withdrawn or modified in a manner adverse to Parent if: (i) an unsolicited, bona fide written offer is made to the Company by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction, and such offer is not withdrawn; (ii) the Company's Board of Directors determines in good faith (after consultation with Quarterdeck or another nationally recognized financial advisor) that such offer constitutes a Company Superior Offer and that such offer is reasonably likely to be consummated; (iii) after having received the advice of the Company's outside legal counsel, the Company's Board of Directors determines in good faith that, in light of such Company Superior Offer, the withdrawal or modification of the Recommendations is required in order for the Company's Board of Directors to comply with its fiduciary obligations to the Company under applicable Legal Requirements; (iv) the Recommendations are not withdrawn or modified in a manner adverse to Parent at any time prior to two
    (2) business days after Parent receives written notice from the Company confirming that the Company's Board of Directors has determined that such offer is a Company Superior Offer and providing to Parent a copy of any such Superior Offer, (v) for a period of two (2) business days after notifying Parent of such determination, the Company, if requested by Parent, shall negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors of the Company to continue to recommend the Merger on such adjusted terms;
    (vi) the Company shall have released Parent from the provisions of any standstill or similar agreement restricting Parent from acquiring securities of the Company; and (vii) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in SECTION 4.3(A).

SECTION 5. ADDITIONAL COVENANTS OF THE PARTIES

    5.1  REGISTRATION STATEMENT AND PROXY STATEMENT FOR SHAREHOLDER APPROVAL.

    As soon as practicable following the execution of this Agreement, Parent and the Company shall prepare, and the Company shall file with the SEC, a proxy statement of the Company in connection with the Merger complying with applicable Legal Requirements and including the opinion of Quarterdeck (the "PROXY STATEMENT"), and Parent and the Company shall prepare, and Parent shall file with the SEC, a registration statement on Form S-4 (such registration statement, together with the amendments thereto, being the "REGISTRATION STATEMENT") for the offer and sale of Parent Common Stock pursuant to the Merger and in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Company will use reasonable efforts to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws and other applicable Legal Requirements in connection with the issuance of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of capital stock of the Company as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Proxy Statement. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the Registration Statement will be made by Parent, or with respect to the Proxy Statement will be made by the Company, without providing the other party a reasonable opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Legal Requirements, disseminated to the shareholders of the Company.

    5.2  COMPANY SHAREHOLDERS' MEETING.

        (a) Parent and the Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on a proposal to adopt this Agreement and the Plan of Merger (the "COMPANY SHAREHOLDERS' MEETING"). The Company Shareholders' Meeting shall be held as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act; provided, however, that without the prior written consent of Parent, which may be granted or withheld in Parent's sole discretion, in the event that the condition set forth in SECTION 6.1(E) has not been satisfied, or waived by the Company, Parent and Merger Sub, the Company shall not hold the Company Shareholders' Meeting prior to the date which is eight
    (8) business days prior to the Termination Date. The Company shall use reasonable efforts to take all actions necessary or advisable to solicit proxies in favor of the Merger and shall ensure that all proxies solicited in connection with the Company Shareholders' Meeting are solicited in compliance with all applicable Legal Requirements. Once the Company Shareholders' Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Shareholders' Meeting (other than for the absence of a quorum) without the consent of Parent.

        (b) The Proxy Statement shall include the Recommendations, and, subject to SECTION 4.3(E), the Recommendations shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Board of Directors of the Company or any committee thereof to withdraw or modify the Recommendations in a manner adverse to Parent shall be adopted or proposed.

        (c) The Company's obligation to call, give notice of and hold the Company Shareholders' Meeting in accordance with SECTION 5.2(A) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Company Superior Offer or other Company Acquisition Proposal, or by any withdrawal or modification of the Recommendations.

        (d) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement and the Registration Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Body is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and the Registration Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

    5.3  REGULATORY APPROVALS.

    Each of the Company and Parent shall use its reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, if Parent determines that it is so required, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act and any applicable foreign antitrust laws or regulations in connection with the Merger. The Company and Parent shall respond as promptly as practicable to
(a) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (b) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (i) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding or threat, and
(iii) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. Except as may be prohibited by any Governmental Body or by any Legal Requirement, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust or fair trade law. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any Legal

Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust or fair trade law or any other similar Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference with government representatives relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding. Notwithstanding anything to the contrary in this SECTION 5.3, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to take any action that could reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the Merger.

    5.4  ASSUMPTION OF STOCK OPTIONS.

        (a) At the Effective Time all rights with respect to Company Common Stock under each Employee Option then outstanding shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Employee Option in accordance with the terms and conditions (as in effect as of the date of this Agreement) of the Employee Option Plan under which it was issued and the terms and conditions of the stock option agreement by which it is evidenced. From and after the Effective Time,
    (i) each Employee Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Employee Option shall be equal to the number of shares of Company Common Stock subject to such Employee Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share, (iii) the per share exercise price under each such Employee Option shall be adjusted by dividing the per share exercise price under such Employee Option by the Exchange Ratio and rounding up to the nearest cent, and (iv) any restriction on the exercise of any such Employee Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Employee Option shall otherwise remain unchanged, except as otherwise provided in such Employee Option with respect to a "change of control".

        (b) Prior to the Effective Time, the Company shall take all action that may be necessary (under the plans pursuant to which Employee Options are outstanding and otherwise) to effectuate the provisions of this SECTION 5.4 and to ensure that, from and after the Effective Time, holders of Employee Options have no rights with respect thereto other than those specifically provided in this SECTION 5.4.

        (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery under the Employee Options Plans assumed in accordance with this
    SECTION 5.4.

        (d) Parent shall not assume the Director Option Plan or any Director Options outstanding thereunder. Each Director Option outstanding under the Director Option Plan shall be treated in accordance with the provisions of the Director Option Plan, including Section 4.2(c) thereof. The Company shall give any required notice to all individuals who hold Director Options in accordance with the Director Option Plan. At the Effective Time, the Director Option Plan and each Director Option outstanding thereunder shall be terminated in accordance with the provisions of Director Option Plan, including Section 4.2(c) thereof.

        (e) Parent shall not assume the Company ESPP, Director ESPP, and Leave ESPP, or any outstanding options to purchase shares of the Company under the ESPP Plans. The Company shall terminate the ESPP Plans effective as of the Effective Time and shall suspend the ESPP Plans effective after the close of business on September 30, 2001, as authorized in Section 20 of the Company ESPP, Section 20 of the Director ESPP, and Section 13 of the Leave ESPP.

    5.5  EMPLOYEE BENEFITS.

    All employees of the Acquired Corporations who continue employment with Parent, the Surviving Corporation or a Subsidiary of Parent after the Effective Time ("CONTINUING EMPLOYEES") shall be eligible to continue to participate in the Surviving Corporation's or Subsidiary's health, vacation and other employee benefit plans; provided, however, that nothing in this SECTION 5.5 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation or Subsidiary to amend or terminate any such health, vacation or other employee benefit plan at any time; provided, further, that if Parent or the Surviving Corporation or Subsidiary terminates any such health, vacation or other employee benefit plan, only to the extent Parent maintains comparable health, vacation and other employee benefit plans, then, subject to any transition or waiting period required by Legal Requirements or any third-party notwithstanding Parent's good faith efforts to obtain a waiver of any such period from such third-party, the Continuing Employees shall be eligible to participate in Parent's health, vacation and other employee benefit plans, to substantially the same extent as employees of Parent in similar positions with the same seniority or years of service and such seniority and service with the Acquired Corporations shall be recognized for eligibility and vesting purposes. Nothing in this SECTION 5.5 or elsewhere in this Agreement shall be construed to create any obligation on behalf of Parent to create any employee benefit plan that does not exist as of the date of this Agreement or amend any employee benefit plan currently maintained by Parent, except as any such amendment is required to give effect to the seniority and years of service provisions with respect to eligibility and vesting as set forth in this SECTION 5.5, nor shall this be construed to create any right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent and, subject to any other binding written agreement between an employee and Parent or the Surviving Corporation, the employment of each Continuing Employee shall be "at will" employment.

    5.6  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

        (a) Parent shall cause all rights to indemnification existing in favor of those Persons who are or were directors and officers of the Company prior to or as of the date of this Agreement (the "INDEMNIFIED PERSONS") for acts and omissions occurring prior to the Effective Time, as provided in the Company's articles of incorporation and bylaws (as in effect as of the date of this Agreement), to continue in effect without modification or amendment after the consummation of the Merger and to be observed by the Surviving Corporation to the fullest extent permitted by Virginia law.

        (b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall provide for the benefit of the insured parties named in such policy and the Indemnified Persons, only with respect to acts or omissions occurring prior to the Effective Time, directors' and officers' liability insurance on terms with respect to coverage and amount at least as favorable as those of the insurance policy maintained by the Company as of the date of this Agreement in the form attached to the Company Disclosure Schedule as Schedule 5.6 (provided that the Surviving Corporation will not be required to maintain such policy except to the extent that the aggregate annual cost of maintaining such policy is not in excess of one hundred fifty percent (150%) of the current annual cost, in which case the Surviving Corporation shall maintain such policies up to an annual cost of one hundred fifty percent (150%) of the current annual amount).

    5.7  ADDITIONAL AGREEMENTS.

    Each of Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing each party to this Agreement (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this

Agreement; (b) shall use its reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (c) shall use its reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger. Each of Parent and the Company shall promptly deliver to the other a copy of each such filing made, each such notice given and each such Consent obtained by it during the Pre-Closing Period.

    5.8  PUBLIC DISCLOSURE.

    Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereunder and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Legal Requirements or any listing agreement with, or the rules of, Nasdaq or the NYSE.

    5.9  TAX MATTERS.

    At or prior to the filing of the Registration Statement, the Company and Parent shall execute and deliver to Hogan & Hartson L.L.P. and to Venable, Baetjer and Howard, LLP, tax representation letters in customary form. Parent, Merger Sub and the Company shall each confirm to Hogan & Hartson L.L.P. and to Venable, Baetjer and Howard, LLP, on such dates as shall be reasonably requested by Hogan & Hartson L.L.P. and Venable, Baetjer and Howard, LLP, the accuracy and completeness of the tax representation letters delivered pursuant to the immediately preceding sentence. Each of Parent and the Company shall use its reasonable best efforts prior to the Effective Time to cause the Merger to qualify as a reorganization under Section 368(a) of the Code. Following delivery of the tax representations letters pursuant to the first sentence of this
SECTION 5.9, each of Parent and the Company shall use its reasonable efforts to cause Hogan & Hartson L.L.P. and Venable, Baetjer and Howard, LLP, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this SECTION 5.9.

    5.10  RESIGNATION OF DIRECTORS.

    The Company shall use its reasonable best efforts to obtain and deliver to Parent prior to the Closing the resignation of each director of each of the Acquired Corporations effective as of the Effective Time.

    5.11  LISTING.

    Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for listing (subject to official notice of issuance) on the NYSE.

    5.12  TAKEOVER LAWS; ADVICE OF CHANGES.

        (a) If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Parent and the Company and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and thereby and otherwise act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

        (b) Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) is reasonably likely to result in any Material Adverse Effect on the Acquired Corporations or on Parent, respectively, (ii) would cause or constitute a breach of any representations, warranties or covenants contained herein or (iii) is reasonably likely to result in any of the conditions set forth in SECTION 6 or in Annex I or Annex II not being able to be satisfied prior to the Termination Date.

    5.13  FORM S-8; SECTION 16.

        (a) Parent agrees to file one or more registration statements on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options within ten (10) business days after the Effective Time and keep any such registration statements effective until all shares registered thereunder have been issued.

        (b) Parent shall, prior to the Effective Time, cause Parent's Board of Directors to approve the issuance of shares of Parent Common Stock in connection with the Merger (including shares of Parent Common Stock to be issued in connection with the exercise of any Company Options assumed by Parent under SECTION 5.4), with respect to any employees of the Company who upon the Effective Time will become subject to the reporting requirements of
    Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3, provided, however, that Parent shall not be deemed to have violated this covenant if the Company does not provide to the Board of Directors of Parent at least five
    (5) business days prior to the Effective Time, all information reasonably requested by Parent for the purpose of effecting such exemption. Prior to the Effective Time, the Board of Directors of the Company shall approve the disposition of Company Common Stock in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

    5.14  AFFILIATES.

    Within ten (10) days after the date of this Agreement, the Company shall deliver to Parent a letter identifying all Persons who are, to the Company's knowledge, affiliates of the Company for purposes of Rule 145 under the Securities Act. Parent shall place the appropriate Rule 145 legend on the stock certificates representing Parent Common Stock issued in the Merger to such affiliates. Parent shall use its reasonable efforts to remove such legends promptly when such legends are no longer required by applicable Legal Requirements.

    5.15  RIGHTS AGREEMENT; LITIGATION.

        (a) Except as expressly required by this Agreement, the Company shall not, without the prior written consent of Parent, amend the Rights Agreement or take any other action with respect to, or make any determination under, the Rights Agreement, including a redemption of the Rights or any action to facilitate a Company Acquisition Proposal.

        (b) The Company shall give Parent the opportunity to participate in the defense of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement and the Voting Agreement.

SECTION 6. CONDITIONS TO THE MERGER

    6.1  CONDITIONS TO EACH PARTY'S OBLIGATION.

    The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by Legal Requirements, the waiver by each party on or prior to the Effective Time of each of the following conditions:

        (a) To the extent required by the VSCA, this Agreement and the Plan of Merger shall have been adopted and approved by the shareholders of the Company;

        (b) No provision of any applicable Legal Requirements and no judgment, injunction, Order or decree shall prohibit the consummation of the Merger or the other transactions contemplated by this Agreement;

        (c) The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration and qualification of the Parent Common Stock shall have been complied with;

        (d) The shares of Parent Common Stock to be issued in the Merger shall have been included for listing on the NYSE (subject to official notice of issuance); and

        (e) Parent shall have obtained the consent of the Required Lenders (as such term is defined in the Parent Credit Agreement) under the Parent Credit Agreement to the consummation of the Merger.

    6.2  ADDITIONAL CONDITIONS TO PARENT'S AND MERGER SUB'S OBLIGATIONS.

    The respective obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by Legal Requirements, the waiver by Parent and Merger Sub on or prior to the Effective Time of each of the following conditions:

        (a) The conditions set forth in Annex I hereto;

        (b) Parent shall have received a certificate from an executive officer of the Company certifying as to the matters set forth in paragraphs (b),
    (c) and (d) of Annex I; and

        (c) The issuance of the shares of Parent Common Stock to be issued in the Merger shall not, under the rules of the NYSE, require the approval of Parent's stockholders.

    6.3  ADDITIONAL CONDITIONS TO THE COMPANY'S OBLIGATIONS.

    The obligations of the Company to consummate the Merger are subject to the satisfaction or, to the extent permitted by Legal Requirements, the waiver by the Company on or prior to the Effective Time of each of the following conditions:

        (a) The conditions set forth in Annex II hereto; and

        (b) The Company shall have received a certificate from an executive officer of Parent certifying as to the matters set forth in paragraphs
    (a) and (b) of Annex II.

SECTION 7. TERMINATION

    7.1  TERMINATION.

    This Agreement may be terminated prior to the Effective Time, whether before or after adoption of this Agreement by the Company's shareholders:

        (a) by mutual written consent of Parent and the Company;

        (b) by either Parent or the Company if (i) the Merger shall not have been consummated (A) by the date which is ninety (90) days after the date of this Agreement, in the event that neither the Proxy Statement nor the Registration Statement is reviewed by the SEC and there is no extension of any "waiting period" or similar review period in connection with the filing of notifications required under the HSR Act or any applicable foreign competition laws or regulations in connection with the Merger or (B) by the date which is one hundred eighty (180) days after the date of this Agreement, in the event that either the Proxy Statement or the Registration Statement is reviewed by the SEC or there is any extension of any "waiting period" or similar review period in connection with the filing of notifications required under the HSR Act or any applicable foreign competition laws or regulations in connection with the Merger (such date, as determined pursuant to clause this clause (i), the "TERMINATION DATE") (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Termination Date); or (ii) a Company Shareholders' Meeting is held and the holders of Company Common Stock do not approve the Plan of Merger;

        (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

        (d) by Parent, at any time prior to the Effective Time, if a Company Triggering Event shall have occurred;

        (e) by Parent, at any time prior to the Effective Time, if (i) any of the Company's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in paragraph (c) or (d) of Annex I would not be satisfied, (ii) any of the Company's covenants contained in this Agreement shall have been breached such that the condition set forth in paragraph (b) of Annex I would not be satisfied, or (iii) there shall have been a Material Adverse Effect on the Acquired Corporations;

        (f) by the Company, at any time prior to the Effective Time, if (i) any of the representations and warranties of Parent or Merger Sub contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in paragraph (b) of Annex II would not be satisfied, (ii) any of the covenants of Parent or Merger Sub contained in this Agreement shall have been breached such that the condition set forth in paragraph (a) of Annex II would not be satisfied or (iii) there shall have been a Material Adverse Effect on Parent; or

        (g) by the Company, if, on the date which is five (5) business days prior to the date of the Company Shareholders' Meeting, all of the conditions precedent to the obligations of Parent and Merger Sub to consummate the Merger set forth, or referred to, in SECTIONS 6.1 and 6.2 (other than SECTION 6.1(E)) have been satisfied or waived, and Parent has not satisfied, and the Company has agreed to waive, but Parent or Merger Sub has refused to waive, the condition set forth in SECTION 6.1(E).

    7.2  EFFECT OF TERMINATION.

    In the event of the termination of this Agreement as provided in
SECTION 7.1, this Agreement shall be of no further force or effect; provided, however, that (a) this SECTION 7.2, SECTION 7.3 and SECTION 8 shall survive the termination of this Agreement and shall remain in full force and effect, and
(b) the
termination of this Agreement shall not relieve any party from any liability or damages for any willful breach of any provision contained in this Agreement.

    7.3  EXPENSES; TERMINATION FEES.

        (a) Expenses. Except as set forth in this SECTION 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with (i) the filing, printing and mailing of the Registration Statement and any amendments or supplements thereto and (ii) the filing of any premerger notification and report forms relating to the Merger under the HSR Act and the filing of any notice or other document under any applicable foreign antitrust law or regulation.

        (b)  Company Termination Fee.

           (i) If (x) (A) this Agreement is terminated by Parent or the Company pursuant to SECTION 7.1(B), (B) at or prior to the time of such termination a Company Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, and (C) within five (5) months after such termination the Company enters into a definitive agreement related to, or consummates, a Company Acquisition Transaction with any Person, or (y) this Agreement is terminated by Parent pursuant to
       SECTION 7.1(D), then, in the case of each of (x) and (y), the Company shall pay to Parent, in cash at the applicable time specified in the next two sentences, a nonrefundable fee in the amount of Five Million Dollars ($5,000,000); PROVIDED, HOWEVER, that no fee shall be payable pursuant to this SECTION 7.3(B)(I) in the event that prior to the Termination Date all of the conditions precedent to the obligations of Parent and Merger Sub to consummate the Merger set forth, or referred to, in SECTIONS 6.1 and 6.2 (other than SECTION 6.2(C)) have been satisfied or waived, and Parent has not satisfied, and Parent or Merger Sub has refused to waive the condition set forth in SECTION 6.2(C). In the case of termination of this Agreement pursuant to SECTION 7.1(B), the fee referred to in the previous sentence shall be paid by the Company upon the execution of such definitive agreement. In the case of termination of this Agreement by Parent pursuant to SECTION 7.1(D), the fee referred to in the first sentence of this SECTION 7.3(B)(I) shall be paid by the Company within two (2) business days after such termination.

           (ii) The parties acknowledge that the agreements contained in this
       SECTION 7.3(B) and SECTION 7.3(C) are an integral part of the transaction contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the party obligated to make a payment under SECTION 7.3(B) or SECTION 7.3(C) fails to pay in a timely manner the amounts due pursuant to this
       SECTION 7.3(B) or SECTION 7.3(C), as the case may be, and, in order to obtain such payment, another party makes a claim that results in a judgment against the failing party for the amounts set forth in
       SECTION 7.3(B) or SECTION 7.3(C), the failing party shall pay to the claiming party its costs and expenses (including attorneys' fee and expenses) in connection with such suit, together with interest on the amounts set forth in this SECTION 7.3(B) or SECTION 7.3(C), as the case may be, at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees and expenses described in this SECTION 7.3 shall not be in lieu of damages incurred in the event of willful breach of this Agreement.

        (c) PARENT TERMINATION FEE. If this Agreement is terminated pursuant to SECTION 7.1(G), then, within two (2) business days after such termination, Parent shall pay to the Company a nonrefundable fee of One Million Dollars ($1,000,000).

SECTION 8. MISCELLANEOUS PROVISIONS

    8.1  AMENDMENT.

    This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time (whether before or after approval of the Plan of Merger by the shareholders of the Company); provided, however, that after any such approval of the Plan of Merger by the Company's shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    8.2  WAIVER.

        (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

        (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    8.3  NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

    None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which by their terms survive the Effective Time. This SECTION 8.3 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

    8.4  ENTIRE AGREEMENT; COUNTERPARTS.

    This Agreement and that certain Confidentiality Agreement, as amended on August 23, 2001 between Parent and the Company (the "MUTUAL NONDISCLOSURE AGREEMENT") constitute the entire agreement among the parties hereto and all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. To the extent that the terms of this Agreement conflict with the terms of the Mutual Nondisclosure Agreement, the terms of this Agreement shall control. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

    8.5  APPLICABLE LAW; JURISDICTION.

    This Agreement shall be governed by, and construed in accordance with, the Legal Requirements of the Commonwealth of Virginia, regardless of the Legal Requirements that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this
Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Circuit Court of Fairfax County, Virginia and the United States District Court for the Eastern District of Virginia and the applicable courts for appeals therefrom; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Commonwealth of Virginia; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with SECTION 8.8.

    8.6  ATTORNEYS' FEES.

    In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

    8.7  ASSIGNABILITY; THIRD PARTY BENEFICIARIES.

    This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the Company's rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect; provided, further, however, that, except for assignments by Merger Sub to a wholly owned Subsidiary of Parent, neither this Agreement nor any of Parent's or Merger Sub's rights hereunder may be assigned by Parent or Merger Sub without the prior written consent of the Company, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Except as provided in SECTION 5.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

    8.8  NOTICES.

    Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when actually delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto); provided, however, that a written notice delivered via facsimile shall be deemed delivered only if at the time of, or shortly after, such facsimile transmission the party giving the notice confirms by telephone the actual receipt by the other party of such facsimile transmission:

If to Parent or Merger Sub:

         The Titan Corporation
         3033 Science Park Road
         San Diego, California 92121
         Facsimile No.: (619) 552-9759
         Attention:  Nicholas J. Costanza, Esq.

with a copy to (which copy shall not constitute notice hereunder):

         Hogan & Hartson L.L.P.
         8300 Greensboro Drive
         Suite 1100
         McLean, Virginia 22102
         Facsimile No. (703) 610-6200
         Attention:  Richard K. A. Becker, Esq.
                     Robert A. Welp, Esq.

If to the Company:

         BTG, Inc.
         3877 Fairfax Ridge Road
         Fairfax, Virginia 22030
         Facsimile No.: (703) 383-4025
         Attention:  Deborah Fox, Esq.

with a copy to (which copy shall not constitute notice hereunder):

         Venable, Baetjer and Howard, LLP
         2010 Corporate Ridge, Suite 400
         McLean, VA 22102
         Facsimile No. (703) 821-8949
         Attention:  Elizabeth R. Hughes, Esq.
                     Joseph Schmelter, Esq.

    8.9  COOPERATION.

    The parties agree to cooperate fully with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

    8.10  CONSTRUCTION.

        (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

        (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

        (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

        (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                                       THE TITAN CORPORATION

                                                       By:              /s/ ERIC M. DEMARCO
                                                              --------------------------------------
                                                       Name:              Eric M. DeMarco
                                                              --------------------------------------
                                                       Title:   Executive Vice President and Chief
                                                                         Operating Officer
                                                              --------------------------------------

                                                       T T ACQUISITION CORP.

                                                       By:              /s/ ERIC M. DEMARCO
                                                              --------------------------------------
                                                       Name:              Eric M. DeMarco
                                                              --------------------------------------
                                                       Title:   Executive Vice President and Chief
                                                                         Operating Officer
                                                              --------------------------------------

                                                       BTG, INC.

                                                       By:           /s/ DR. EDWARD H. BERSOFF
                                                              --------------------------------------
                                                       Name:           Dr. Edward H. Bersoff
                                                              --------------------------------------
                                                       Title:  President and Chief Executive Officer
                                                              --------------------------------------

                                   EXHIBIT A
                              CERTAIN DEFINITIONS

    For purposes of the Agreement (including this EXHIBIT A):

    "ACQUIRED CORPORATION CONTRACT" shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

    "ACQUIRED CORPORATION PROPRIETARY ASSET" shall mean any Proprietary Asset owned by or licensed to any of the Acquired Corporations or otherwise used by any of the Acquired Corporations.

    "ACQUIRED CORPORATIONS" is defined in SECTION 2.1 to this Agreement.

    "AGREEMENT" is defined in the Preamble to this Agreement.

    "ARTICLES OF MERGER" is defined in SECTION 1.3 to this Agreement.

    "AVERAGE PARENT TRADING PRICE" is defined in SECTION 1.5(A) to this
Agreement.

    "CLOSING" is defined in SECTION 1.3 to this Agreement.

    "CLOSING DATE" is defined in SECTION 1.3 to this Agreement.

    "CODE" is defined in the Recitals to this Agreement.

    "COMPANY" is defined in the Preamble to this Agreement.

    "COMPANY ACQUISITION PROPOSAL" shall mean any offer, proposal, inquiry or indication of interest received from a third party (other than an offer, proposal, inquiry or indication of interest by Parent) contemplating or otherwise relating to any Company Acquisition Transaction.

    "COMPANY ACQUISITION TRANSACTION" shall mean any transaction or series of transactions involving:

    (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which (i) any of the Acquired Corporations is a constituent corporation, (ii) a Person or "Group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations, or (iii) any of the Acquired Corporations issues securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations;

    (b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 20% or more of the consolidated net revenues, net income or assets of the Acquired Corporations; or

    (c) any liquidation or dissolution of any of the Acquired Corporations.

    "COMPANY BALANCE SHEET" is defined in SECTION 2.4(B) to this Agreement.

    "COMPANY BALANCE SHEET DATE" is defined in SECTION 2.4(B) to this Agreement.

    "COMPANY COMMON STOCK" shall mean the Common Stock, no par value, of the Company, including the associated Rights.

    "COMPANY DISCLOSURE SCHEDULE" is defined in SECTION 2 to this Agreement.

    "COMPANY EMPLOYEE PLANS" is defined in SECTION 2.12(A) to this Agreement.

    "COMPANY ESPP" is defined in SECTION 2.3(B) to this Agreement.

    "COMPANY FINANCIAL STATEMENTS" is defined in SECTION 2.4(B) to this Agreement.

    "COMPANY MATERIAL CONTRACT" is defined in SECTION 2.7(A) to this Agreement.

    "COMPANY OPTIONS" is defined in SECTION 2.3(B) to this Agreement.

    "COMPANY ORGANIZATION DOCUMENTS" is defined in SECTION 2.1 to this Agreement.

    "COMPANY PREFERRED STOCK" shall mean the authorized preferred stock of the Company, 982,500 shares of which have no par value per share, and 17,500 shares of which have been designated as Class A Preferred Stock, par value $0.01 per share.

    "COMPANY SEC DOCUMENTS" is defined in SECTION 2.4(A) to this Agreement.

    "COMPANY SHAREHOLDERS' MEETING" is defined in SECTION 5.2(A) to this Agreement.

    "COMPANY STOCK CERTIFICATE" is defined in SECTION 1.6 to this Agreement.

    "COMPANY STOCK OPTION PLANS" shall mean the BTG, Inc. 1995 Employee Stock Option Plan as amended, the BTG, Inc. Second Amended and Restated Directors Stock Option Plan as of December 7, 1998, as amended, and all stock option agreements evidencing option grants under each of the foregoing stock option plans.

    "COMPANY STOCK RIGHTS" is defined in SECTION 2.3(C) to this Agreement.

    "COMPANY SUPERIOR OFFER" shall mean an unsolicited, bona fide written offer made by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction with respect to the Company on terms that the Board of Directors of the Company determines, in good faith, after consultation with outside legal counsel and Quarterdeck or another nationally recognized independent financial advisor, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the offer and the Person making the offer, and would, if consummated, be in the best interests of the Company when compared to the Merger; provided, however, that any such offer shall not be deemed to be a "Company Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed or is not, in the good faith judgment of the Company, reasonably capable of being obtained by such third party on a timely basis.

    "COMPANY TAX RETURNS" is defined in SECTION 2.11(D) to this Agreement.

    A "COMPANY TRIGGERING EVENT" shall be deemed to have occurred if: (i) the Board of Directors of the Company shall have failed to recommend that the Company shareholders vote to adopt and approve this Agreement and the Plan of Merger, or shall have withdrawn or modified in a manner adverse to Parent or Merger Sub the Recommendations or shall otherwise have made a disclosure to the Company shareholders or a public announcement that makes it reasonably apparent that, absent the restriction contained in SECTION 4.3, the Board of Directors of the Company would so withdraw, modify or amend any of its Recommendations;
(ii) the Company shall have failed to include the Recommendations in the Registration Statement or the Proxy Statement; (iii) the Board of Directors of the Company fails to reaffirm in writing the Recommendations, or fails to reaffirm in writing its determination that the Merger is in the best interests of the Company, within five (5) business days after Parent requests in writing that such recommendation or determination be reaffirmed; PROVIDED, THAT, the Board of Directors will only be required to reaffirm in writing such Recommendations or determinations on one (1) occasion in the absence of a Company Acquisition Proposal; (iv) the Board of Directors of the Company shall have approved, endorsed or recommended any Company Acquisition Proposal or shall have resolved or announced an intention to do so; (v) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Company Acquisition Proposal; (vi) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall have recommended such offer or shall not have sent to its

                                  Exhibit A-2
securityholders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer, it being understood that taking no position or indicating its inability to take a position does not constitute recommending a rejection of such tender or exchange offer, (vii) a Company Acquisition Proposal is publicly announced, and the Company (A) fails to issue a press release announcing its opposition to such Company Acquisition Proposal within five business days after such Company Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Company Acquisition Proposal, or
(viii) the Company breaches its obligations under SECTION 4.3 of this Agreement, except for any inadvertent breach of any notice provision contained in
SECTION 4.3 which breach has been cured within twenty-four (24) hours of its occurrence.

    "CONSENT" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

    "CONTINUING EMPLOYEES" is defined in SECTION 5.5 to this Agreement.

    "CONTRACT" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

    "DIRECTOR ESPP" is defined in SECTION 2.3(B) to this Agreement.

    "DIRECTOR OPTION PLAN" is defined in SECTION 2.3(B) to this Agreement.

    "DIRECTOR OPTIONS" is defined in SECTION 2.3(B) to this Agreement.

    "EFFECTIVE TIME" is defined in SECTION 1.3 to this Agreement.

    "EMPLOYEE OPTION PLAN" is defined in SECTION 2.3(B) to this Agreement.

    "EMPLOYEE OPTIONS" is defined in SECTION 2.3(B) to this Agreement.

    "ENCUMBRANCE" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

    "ENTITY" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

    "ENVIRONMENTAL LAW" is defined in SECTION 2.13(B)(I) to this Agreement.

    "ERISA" is defined in SECTION 2.12(A) to this Agreement.

    "ERISA AFFILIATES" is defined in SECTION 2.12(A) to this Agreement.

    "ESPP PLANS" is defined in SECTION 2.3(B) to this Agreement.

    "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

    "EXCHANGE AGENT" is defined in SECTION 1.7(A) to this Agreement.

    "EXCHANGE FUND" is defined in SECTION 1.7(A) to this Agreement.

    "EXCHANGE RATIO" is defined in SECTION 1.5(A) to this Agreement.

                                  Exhibit A-3

    "EXCLUDED SHARES" shall mean any shares of Company Common Stock held as of the Effective Time (a) by Parent, Merger Sub or any Subsidiary of Parent or Merger Sub or (b) by any Subsidiary of the Company.

    "GAAP" is defined in SECTION 2.4(B) to this Agreement.

    "GOVERNMENT BID" shall mean any quotation, bid or proposal submitted to the U.S. Government or any proposed prime contractor or higher-tier subcontractor of the U.S. Government.

    "GOVERNMENT CONTRACT" shall mean, with respect to any party, any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, change order, Government Bid or other arrangement of any kind between such party or any of its Subsidiaries and (i) the U.S. Government (acting on its own behalf or on behalf of another country or international organization),
(ii) any prime contractor of the U.S. Government or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above.

    "GOVERNMENTAL AUTHORIZATION" shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

    "GOVERNMENTAL BODY" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or
(c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

    "HAZARDOUS MATERIALS" is defined in SECTION 2.13(B)(II) to this Agreement.

    "HSR ACT" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

    "INDEMNIFIED PERSONS" is defined in SECTION 5.6(A) to this Agreement.

    "KNOWLEDGE" (i) with respect to the Company, shall mean the knowledge of any officer of the Acquired Corporations in the position of group vice president or above, or of the head of contracts administration and (ii) with respect to Parent, shall mean the knowledge of any officer of Parent in the position of senior vice president or above.

    "LEAVE ESPP" is defined in SECTION 2.3(B) to this Agreement.

    "LEGAL PROCEEDING" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

    "LEGAL REQUIREMENT" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NYSE, NASD or Nasdaq), including, without limitation, any Environmental Law.

    "LIABILITY" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

                                  Exhibit A-4

    An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "MATERIAL ADVERSE EFFECT" on, or shall be deemed to be "material" to, the Acquired Corporations, taken as a whole, if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or could reasonably be expected to have or give rise to (i) a material adverse effect on the business, condition, capitalization, assets, liabilities, operations or financial performance of the Acquired Corporations taken as a whole, (ii) a material adverse effect on the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its obligations under this Agreement prior to the Termination Date, or (iii) a material adverse effect on Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided, however, that for purposes of clause (i) above, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on the Acquired
Corporations: (A) any event, circumstance or other matter resulting from the announcement or pendency of the Merger, (B) any change in the Company's stock price or trading volume, in and of itself, (C) any event, circumstance or other matter that results from changes affecting any of the industries in which the Acquired Corporations operate generally or the United States economy generally (which changes in each case do not disproportionately affect the Acquired Corporations in any material respect), and (D) any event, circumstance or other matter that results from changes affecting general worldwide economic or capital market conditions (which changes in each case do not disproportionately affect the Acquired Corporations in any material respect). An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "MATERIAL ADVERSE EFFECT" on, or shall be deemed to be "material" to, Parent if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "MATERIAL ADVERSE EFFECT" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or could reasonably be expected to have or give rise to (i) a material adverse effect on the business, condition, capitalization, assets, liabilities, operations or financial performance of Parent and its Significant Subsidiaries taken as a whole or (ii) a material adverse effect on the ability of Parent to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its obligations under this Agreement prior to the Termination Date; provided, however, that for purposes of clause (i) above, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on Parent: (A) any event, circumstance or other matter resulting from the announcement or pendency of the Merger, (B) any change in Parent's stock price or trading volume, in and of itself, (C) any event, circumstance or other matter that results from changes affecting any of the industries in which Parent and its Significant Subsidiaries operate generally or the United States economy generally (which changes in each case do not disproportionately affect Parent and its Significant Subsidiaries in any material respect), and (D) any event, circumstance or other matter that results from changes affecting general worldwide economic or capital market conditions (which changes in each case do not disproportionately affect Parent and its Significant Subsidiaries in any material respect).

    "MERGER" is defined in the Recitals to this Agreement.

    "MERGER CONSIDERATION" is defined in SECTION 1.5(A)(I) to this Agreement.

    "MERGER SUB" is defined in the Preamble to this Agreement.

    "MUTUAL NONDISCLOSURE AGREEMENT" is defined in SECTION 8.4 to this Agreement.

                                  Exhibit A-5

    "NASD" shall mean the National Association of Securities Dealers, Inc.

    "NASDAQ" shall mean the National Association of Securities Dealers automated quotation system.

    "NYSE" is defined in SECTION 1.5(A) to this Agreement.

    "ORDER" shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or (b) Contract with any Governmental Body entered into in connection with any Legal Proceeding.

    "PARENT" is defined in the Preamble to this Agreement.

    "PARENT BALANCE SHEET DATE" shall mean March 31, 2001.

    "PARENT COMMON STOCK" shall mean the Common Stock, $0.01 par value per share, of Parent, including the associated rights to purchase capital stock of Parent pursuant to and in accordance with the Rights Agreement, dated as of August 21, 1995, between The Titan Corporation and American Stock Transfer and Trust Company.

    "PARENT CONTRACT" shall mean any Contract: (a) to which Parent or any Subsidiary of Parent is a party; (b) by which Parent or any Subsidiary of Parent or any asset of Parent or any Subsidiary of Parent is or may become bound or under which Parent or any Subsidiary of Parent has, or may become subject to, any obligation; or (c) under which Parent or any Subsidiary of Parent has or may acquire any right or interest.

    "PARENT CREDIT AGREEMENT" shall mean that certain Senior Secured Credit Agreement dated as of February 23, 2000, among The Titan Corporation, as the Borrower, various financial institutions from time to time parties thereto, as the Lenders, Credit Suisse First Boston, as Lead Arranger and as Administrative Agent, First Union Securities, Inc., as Co-Arranger and as Syndication Agent, and the Bank of Nova Scotia, as the Documentation Agent, as amended by First Amendment dated June 1, 2000, as further amended by Second Amendment dated
June 22, 2000, as further amended by Third Amendment dated August 22, 2000, as further amended by Fourth Amendment dated November 20, 2000, as amended.

    "PARENT CUMULATIVE PREFERRED STOCK" shall mean the Cumulative Convertible Preferred Stock, $1.00 par value, of Parent.

    "PARENT DISCLOSURE SCHEDULE" is defined in SECTION 3 to this Agreement.

    "PARENT FINANCIAL STATEMENTS" is defined in SECTION 3.4(B) to this Agreement.

    "PARENT ORGANIZATION DOCUMENTS" is defined in SECTION 3.1 to this Agreement.

    "PARENT PREFERRED STOCK" shall mean the Parent Cumulative Preferred Stock and Parent Series A Preferred Stock.

    "PARENT SEC DOCUMENTS" is defined in SECTION 3.4(A) to this Agreement.

    "PARENT SERIES A PREFERRED STOCK" shall mean the Series A Junior Participating Preferred Stock, $1.00 par value, of Parent.

    "PERSON" shall mean any individual, Entity or Governmental Body.

    "PLAN OF MERGER" shall mean the plan of merger of Merger Sub with and into the Company attached to this Agreement as EXHIBIT B.

    "PRE-CLOSING PERIOD" is defined in SECTION 4.1 to this Agreement.

                                  Exhibit A-6

    "PROPRIETARY ASSET" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), domain name, copyright application, copyright registration, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, source code, algorithm, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

    "PROXY STATEMENT" is defined in SECTION 5.1 to this Agreement.

    "QUARTERDECK" means Quarterdeck Investment Partners, LLC.

    "RECOMMENDATIONS" is defined in SECTION 2.2 to this Agreement.

    "REGISTRATION STATEMENT" is defined in SECTION 5.1 to this Agreement.

    "REPRESENTATIVES" shall mean officers, directors, employees, agents, attorneys, accountants, advisors, consultants and representatives.

    "RIGHTS" shall mean all outstanding rights to purchase capital stock of the Company pursuant to and in accordance with the Rights Agreement.

    "RIGHTS AGREEMENT" shall mean the Rights Agreement, between the Company and First Union National Bank dated as of September 16, 1998, as amended.

    "SEC" shall mean the U.S. Securities and Exchange Commission.

    "SECURITIES ACT" shall mean the Securities Act of 1933, as amended and the regulations promulgated thereunder.

    "SHAREHOLDERS" is defined in the Recitals to this Agreement.

    "SHARES" is defined in SECTION 1.6 to this Agreement.

    "SIGNIFICANT SUBSIDIARIES" of Parent shall mean Cayenta, Inc., SureBeam Corporation, Titan Systems Corporation and Titan Wireless, Inc.

    An entity shall be deemed to be a "SUBSIDIARY" of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

    "SURVIVING CORPORATION" is defined in SECTION 1.1 to this Agreement.

    "TAKEOVER LAWS" means any "Moratorium," "Control Share Acquisition," "Fair Price," "Supermajority," "Affiliate Transactions," or "Business Combination Statute or Regulation" or other similar state antitakeover laws and regulations.

    "TAX" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

    "TAX RETURN" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in

                                  Exhibit A-7
connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

    "TAX VALUE" is defined in SECTION 1.5(A) to this Agreement.

    "TERMINATION DATE" is defined in SECTION 7.1(B) to this Agreement.

    "U.S. GOVERNMENT" shall mean the federal government of the United States of America and any of its branches and instrumentalities, including its departments, agencies, bureaus, commissions, boards, courts, corporations, offices, and other entities, and any divisions or units thereof.

    "VALUE OF THE MERGER CONSIDERATION" is defined in SECTION 1.5(A) to this Agreement.

    "VOTING AGREEMENT" is defined in the Recitals to this Agreement.

    "VSCA" is defined in the Recitals to this Agreement.

                                  Exhibit A-8

                                    ANNEX I

    (1) The applicable waiting period under the HSR Act shall have expired or been terminated, (2) any applicable waiting periods, consents or clearances under foreign antitrust laws shall have expired, been terminated or been obtained, (3) Parent shall have received, and Hogan & Hartson L.L.P. shall not have subsequently rescinded, an opinion of Hogan & Hartson L.L.P., in form and substance reasonably satisfactory to Parent and to the Company, on the basis of customary facts, representations and assumptions set forth in such opinion, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, provided, however, that if Hogan & Hartson L.L.P. does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed satisfied if Venable, Baetjer and Howard, LLP renders such opinion to Parent,
(4) the Company shall have received, and Venable, Baetjer and Howard, LLP shall not have subsequently rescinded, an opinion of Venable, Baetjer and Howard, LLP in form and substance reasonably satisfactory to Parent and to the Company, on the basis of customary facts, representations and assumptions set forth in such opinion, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that if Venable, Baetjer and Howard, LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed satisfied if Hogan & Hartson L.L.P. renders such opinion to the Company or (5) at any time on or after the date of the Agreement and prior to the Effective Time, none of the following conditions shall have occurred or exist and be continuing:

        (a) there shall be pending or threatened any Legal Proceeding in which a Governmental Body is: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) seeking to obtain from Merger Sub, Parent or any of its Subsidiaries in a Legal Proceeding relating to the Merger any monies that may be material to Parent; (iii) seeking to prohibit or limit in any material respect Merger Sub's or Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (iv) seeking to materially and adversely affect the right of Parent, the Surviving Corporation or any Subsidiary of Parent to own the assets or operate the business of the Acquired Corporations; (v) seeking to compel Parent or the Company, or any Subsidiary of Parent or the Company, to dispose of or hold separate any material assets, as a result of the Merger or any of the other transactions contemplated by this Agreement; (vi) seeking to obligate the Company, Parent or their respective Subsidiaries to pay material monies or otherwise become subject to material adverse consequences in connection with any of the transactions contemplated by the Agreement; or (vii) seeking to take any other action which could otherwise have or reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations or, as a result of the transactions contemplated by the Agreement, a Material Adverse Effect on Parent;

        (b) the Company shall have materially breached any of its covenants, obligations or agreements under the Agreement;

        (c) (i) the representations and warranties of the Company contained in this Agreement (except those set forth in SECTION 2.3 or SECTION 2.4) not qualified with any "materiality" or "Material Adverse Effect" qualifiers shall not have been accurate in all material respects, or (ii) the representations and warranties of the Company contained in this Agreement (except those set forth in SECTION 2.3 or SECTION 2.4) qualified with any "materiality" or "Material Adverse Effect" qualifiers shall not have been accurate in all respects, in the case of each of (i) and (ii) above, as of the date of this Agreement and as of the date of the Effective Time; except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall not have been accurate as of such date in all material respects, in the case of
    (i) above, or in all respects, in the case of (ii) above;

        (d) the representations and warranties of the Company contained in
    SECTION 2.3 and SECTION 2.4 of the Agreement shall not have been true and correct in all respects as of the date of the Agreement and as of the Effective Time, except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall not have been true and correct in all respects as of such date; or

        (e) there shall have been a Material Adverse Effect on the Acquired Corporations.

    The foregoing conditions are for the sole benefit of Parent and Merger Sub and may, subject to the terms of the Agreement, be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub. The failure by Parent and Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                   Annex I-2

                                    ANNEX II

    (1) The applicable waiting period under the HSR Act shall have expired or been terminated, (2) any applicable waiting periods, consents or clearances under foreign antitrust laws shall have expired, been terminated or been obtained, (3) Parent shall have received, and Hogan & Hartson L.L.P. shall not have subsequently rescinded, an opinion of Hogan & Hartson L.L.P., in form and substance reasonably satisfactory to Parent and to the Company, on the basis of customary facts, representations and assumptions set forth in such opinion, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, provided, however, that if Hogan & Hartson L.L.P. does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed satisfied if Venable, Baetjer and Howard, LLP renders such opinion to Parent,
(4) the Company shall have received, and Venable, Baetjer and Howard, LLP shall not have subsequently rescinded, an opinion of Venable, Baetjer and Howard, LLP in form and substance reasonably satisfactory to Parent and to the Company, on the basis of customary facts, representations and assumptions set forth in such opinion, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that if Venable, Baetjer and Howard, LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed satisfied if Hogan & Hartson L.L.P. renders such opinion to the Company or (5) at any time on or after the date of the Agreement and prior to the Effective Time, none of the following conditions shall have occurred or exist and be continuing:

        (a) Parent or Merger Sub shall have materially breached any of its covenants, obligations or agreements under the Agreement;

        (b) (i) the representations and warranties of Parent and Merger Sub contained in this Agreement not qualified with any "materiality" or "Material Adverse Effect" qualifiers shall not have been accurate in all material respects, or (ii) the representations and warranties of Parent and Merger Sub contained in this Agreement qualified with any "materiality" or "Material Adverse Effect" qualifiers shall not have been accurate in all respects, in the case of each of (i) and (ii) above, as of the date of this Agreement and as of the date of the Effective Time; except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall not have been accurate as of such date in all material respects, in the case of (i) above, or in all respects, in the case of (ii) above; or

        (c) there shall have been a Material Adverse Effect on the Parent.

    The foregoing conditions are for the sole benefit of the Company and may, subject to the terms of the Agreement, be waived by the Company, in whole or in part at any time and from time to time, in the sole discretion of the Company. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                    ANNEX B
                                 PLAN OF MERGER
                             T T ACQUISITION CORP.
                                 WITH AND INTO
                                   BTG, INC.

    PLAN OF MERGER (this "PLAN OF MERGER"), dated as of ____________, by and between T T ACQUISITION CORP., a Virginia corporation ("MERGER SUB") and BTG, INC., a Virginia corporation (the "COMPANY"), such corporations being sometimes collectively referred to here as the "CONSTITUENT CORPORATIONS."

                                   RECITALS:

    Merger Sub is a corporation duly organized and existing under the laws of the Commonwealth of Virginia and is a wholly-owned subsidiary of The Titan Corporation, a Delaware corporation ("PARENT"). The Company is a corporation duly organized and existing under the laws of the Commonwealth of Virginia.

    The boards of directors of the Constituent Corporations deem it advisable for the general welfare and advantage of the Constituent Corporations and their respective shareholders that the Constituent Corporations merge into a single corporation pursuant to this Plan of Merger and that certain Agreement and Plan of Reorganization by and among Parent, Merger Sub and the Company made and entered into as of September 19, 2001 (the "REORGANIZATION AGREEMENT"), and the Constituent Corporations respectively desire to so merge pursuant to this Plan of Merger and the Reorganization Agreement and pursuant to the applicable provisions of the laws of the Commonwealth of Virginia.

    NOW, THEREFORE, in consideration of the premises and of the mutual agreements contained in the Reorganization Agreement, the parties agree, in accordance with the applicable provisions of the laws of the Commonwealth of Virginia, that Merger Sub shall be merged (the "MERGER") with and into the Company, which shall continue its corporate existence and be the corporation surviving the Merger (sometimes referred to here as the "SURVIVING CORPORATION"), and the parties covenant to observe, keep and perform the terms and conditions of the Merger as set forth below and in the Reorganization Agreement.

                                   ARTICLE I
                          EFFECTIVE TIME OF THE MERGER

    At the effective time of the Merger (the "EFFECTIVE TIME"), the separate existence of Merger Sub shall cease and Merger Sub shall be merged into the Surviving Corporation.

                                   ARTICLE II
                      ARTICLES OF INCORPORATION AND BYLAWS

    At the Effective Time, the articles of incorporation of the Surviving Corporation shall be deemed amended and restated to read as set forth on EXHIBIT A attached hereto, until the same shall be altered or amended in accordance with the provisions thereof. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read as set forth on EXHIBIT B attached hereto, until the same shall be altered or amended in accordance with the provisions thereof.

                                  ARTICLE III
                             DIRECTORS AND OFFICERS

    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified. Subject to the authority of the board of directors as provided by law and the bylaws of the Surviving Corporation, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

                                   ARTICLE IV
                       CONVERSION OF SHARES IN THE MERGER

    The mode of carrying into effect the Merger provided in this Plan of Merger, and the manner and basis of converting the shares of the Constituent Corporations into shares of the Parent or Surviving Corporation, as the case may be, are as follows:

    4.1  CONVERSION OF SHARES IN THE MERGER.

    (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the
Company:

        (i) subject to SECTIONS 4.1(B), 4.1(C) and 4.1(D), each share of the Company's common stock, no par value, together with the associated rights to purchase capital stock of the Company pursuant to and in accordance with that certain Rights Agreement between the Company and First Union National Bank dated as of September 16, 1998, as amended (such common stock and the associated rights being referred to collectively herein as "COMPANY COMMON STOCK") then issued and outstanding, other than Excluded Shares (as defined in the Reorganization Agreement), if any, shall be converted into and shall be cancelled in exchange for the right to receive (A) that number of shares of Parent's common stock, par value $0.01 per share, including the associated rights to purchase capital stock of Parent pursuant to and in accordance with that certain Rights Agreement, dated as of August 21, 1995, between Parent and American Stock Transfer and Trust Company (such common stock and the associated rights being referred to collectively herein as "PARENT COMMON STOCK") equal to the Exchange Ratio MULTIPLIED BY 0.81, PLUS
    (B) cash in the amount of the Exchange Ratio MULTIPLIED BY 0.19 MULTIPLIED BY the Average Parent Trading Price, PLUS (C) any cash in lieu of fractional shares of Parent Common Stock as set forth in SECTION 4.1(C) ((A), (B) and (C) collectively, the "MERGER CONSIDERATION"); provided, however, that in the event that the value of the cash and any consideration other than Parent Common Stock received or deemed to be received from Parent by holders of Company Common Stock pursuant to this Plan of Merger exceeds twenty percent (20%) of the total value of (1) the Merger Consideration PLUS (2) any other consideration received or deemed to be received from Parent by holders of Company Common Stock (with the value (the "TAX VALUE") of each share of Parent Common Stock being equal to the closing sales price of shares of Parent Common Stock on the NYSE Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source) determined as of the end of the most recent trading day prior to the Effective Time), then the sum of (x) the amount of cash payable pursuant to clauses (B) and (C) hereof and (y) the value of any other consideration other than Parent Common Stock received or deemed to be received from Parent by holders of Company Common Stock shall be reduced to an amount equal to nineteen percent (19%) of the Value of the Merger Consideration and the number of whole shares of Parent Common Stock issuable pursuant to clause (A) hereof shall be increased to an amount having a value (which value shall equal the sum of the Tax Values of such shares of Parent Common Stock) equal to eighty-one percent (81%) of the Value of the Merger Consideration;

    For purposes of this SECTION 4.1(A)(I) and this Plan of Merger:

    The term "EXCHANGE RATIO" shall be determined as follows:

           (1) if the Average Parent Trading Price is greater than $17.74, the Exchange Ratio shall be the decimal (to the fifth decimal place) computed by dividing 13.35 by the Average Parent Trading Price;

           (2) if the Average Parent Trading Price is less than or equal to $17.74 and greater than or equal to $16.15, the Exchange Ratio shall be 0.75211; and

           (3) if the Average Parent Trading Price is less than $16.15, the Exchange Ratio shall be the decimal (to the fifth decimal place) computed by dividing 12.15 by the Average Parent Trading Price.

    The "AVERAGE PARENT TRADING PRICE" shall mean the average closing sales price on the New York Stock Exchange, Inc. (the "NYSE") Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source) of shares of Parent Common Stock for the fifteen
(15) trading-day period ending on the fifth trading day prior to the Company Shareholders' Meeting (as defined in the Reorganization Agreement).


    The "VALUE OF THE MERGER CONSIDERATION" shall mean the amount equal to the sum of (i) the number of shares of Parent Common Stock issuable pursuant to
SECTION 4.1(A)(I)(A) (before taking into account any increase in the number of shares to be issued pursuant to the proviso in SECTION 4.1(A)(I)) multiplied by the Tax Value and (ii) the amount of cash payable pursuant to SECTIONS 4.1(A)(I)(B) and 4.1(A)(I)(C) (before taking into account any decrease in the amount of cash payable pursuant to the proviso in SECTION 4.1(A)(I)) and
(iii) the value of any other consideration, other than that described in clauses
(i) and (ii), received or deemed to be received from Parent by holders of Company Common Stock.


        (ii) each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation; and

       (iii) any and all Excluded Shares (as such term is defined in the Reorganization Agreement) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

    (b) If, between the date of the Reorganization Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted to the extent the record date for any such event is between the date of the Reorganization Agreement and the Effective Time.

    (c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock in the Merger (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder's Company Stock Certificate(s) (as defined in SECTION 4.2), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest equal to the product obtained by multiplying (i) that fraction of a share of Parent Common Stock to which such shareholder is entitled (after aggregating all fractional shares of Parent Common Stock issuable to such holder) by (ii) the closing sales price of one (1) share of Parent Common Stock as reported on the NYSE Composite Transaction Tape (as reported in the Wall Street Journal or, if not reported therein, any other authoritative source) on the trading day immediately preceding the Closing Date (as defined in the Reorganization Agreement).

    (d) Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a cent in the Merger (after aggregating all fractions of a cent payable to such holder) shall, in lieu of such fraction of a cent and upon surrender of such holder's Company Stock Certificates (as defined in SECTION 4.2), be paid in cash the dollar amount obtained by rounding such fraction of a cent up or down to the nearest cent, without interest.

    4.2  CLOSING OF THE COMPANY'S TRANSFER BOOKS.

    At the Effective Time: (a) all shares of Company Common Stock ( "SHARES") outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time. No further transfer of any such Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Shares (a "COMPANY STOCK CERTIFICATE") is presented to the Exchange Agent (as defined in SECTION 4.3) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in
SECTION 4.3.

    4.3  EXCHANGE OF CERTIFICATES.

    (a) Prior to the Closing Date (as defined in the Reorganization Agreement), Parent shall select a reputable bank or trust company to act as exchange agent in the Merger (the "EXCHANGE AGENT"). Within one (1) business day after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Shares, (i) certificates representing the shares of Parent Common Stock issuable pursuant to this ARTICLE 4, (ii) cash representing the amount of cash payable in respect of the Shares pursuant to this ARTICLE 4, and
(iii) cash sufficient to make payments in lieu of fractional shares in accordance with SECTION 4.1(C) (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being referred to as the "EXCHANGE FUND").

    (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Merger Consideration, and (B) the Company Stock Certificate so surrendered shall be immediately canceled. Until surrendered as contemplated by this SECTION 4.3, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration and any distribution or dividend thereon the record date for which is after the Effective Time. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock or the payment of any cash portion of the Merger Consideration, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate, and, in such case, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificates the Merger Consideration.

    (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this SECTION 4.3 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar Legal Requirements (as defined in the Reorganization Agreement), to receive all such dividends and distributions, without interest).

    (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date one hundred eighty (180) days after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this SECTION 4.3 shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration to which such holder is entitled pursuant hereto.

    (e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Plan of Merger to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code (as defined in the Reorganization Agreement) or any provision of state, local or foreign tax law or under any other applicable Legal Requirement (as defined in the Reorganization Agreement). To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Plan of Merger as having been paid to the Person (as defined in the Reorganization Agreement) to whom such amounts would otherwise have been paid.

    (f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person (as defined in the Reorganization Agreement) with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Legal Requirement (as defined in the Reorganization Agreement).

                                   ARTICLE V
                              EFFECT OF THE MERGER

    At the Effective Time, the Surviving Corporation shall succeed to, without other transfer, and shall possess and enjoy, all the rights, privileges, immunities, powers and franchises both of a public and private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations, and all the rights, privileges, immunities, powers and franchises of each of the Constituent Corporations and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, for stock subscriptions as well as for all other things in action or belonging to each of the corporations, shall be vested in the Surviving Corporation; and all property, rights, privileges, immunities, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger; provided, however, that all the rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, limited in lien to the property affected by such liens at the Effective Time, and all debts, liabilities and duties of the Constituent Corporations, respectively, shall from that time forward attach to the Surviving Corporation and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by the Surviving Corporation. As of the Effective Time, the Surviving Corporation shall be a wholly-owned subsidiary of Parent.

                                   ARTICLE VI
                       ABIDE BY REORGANIZATION AGREEMENT

    The Constituent Corporations shall, prior to the Effective Time, abide by the terms, conditions and covenants of the Reorganization Agreement.

                                  ARTICLE VII
             APPROVAL OF SHAREHOLDERS; FILING OF ARTICLES OF MERGER

    This Plan of Merger shall be submitted to the shareholders of the Company as provided by law and its articles of incorporation at a meeting which shall be held on a date the board of directors of the Company shall approve. This Plan of Merger shall be submitted to the sole shareholder of the Merger Sub as provided by law and its articles of incorporation to be approved by unanimous written consent pursuant to Section 13.1-657 of the Virginia Stock Corporation Act. After such adoption and approval, and subject to the conditions contained in this Plan of Merger and the Reorganization Agreement, the Articles of Merger shall be signed, verified and delivered to the State Corporation Commission of the Commonwealth of Virginia.

                                  ARTICLE VIII
                             CONDITIONS PRECEDENT;
                        TERMINATION; GENERAL PROVISIONS

    8.1 CONDITIONS PRECEDENT TO THE CONSTITUENT CORPORATIONS' AND PARENT'S OBLIGATIONS.

    The obligations of the Constituent Corporations to effect the Merger shall be subject to the following conditions precedent:

        (a) APPROVAL OF SHAREHOLDERS. This Plan of Merger shall have been approved by each voting group of shareholders of the Company entitled to vote on the Plan of Merger by the affirmative vote of more than two-thirds of all the votes entitled to be cast by that voting group. The Plan of Merger shall have been approved by the sole shareholder of Merger Sub.

        (b) TERMS AND CONDITIONS OF THE AGREEMENT. The conditions precedent contained in the Reorganization Agreement shall have been satisfied, or, if permissible, waived.

    8.2  TERMINATION AND ABANDONMENT.

    Anything stated in this Plan of Merger to the contrary notwithstanding, this Plan of Merger may be terminated and abandoned at any time before the Effective Time, whether before or after adoption or approval of this Plan of Merger by the shareholders of the Constituent Corporations in accordance with the Reorganization Agreement.

                                   ARTICLE IX
                                   AMENDMENT

    Consistent with applicable law, this Plan of Merger may be amended with the approval of the respective Boards of Directors of the Company and Merger Sub at any time prior to the issuance of the certificate of merger.

                           [SIGNATURE PAGE TO FOLLOW]

    IN WITNESS WHEREOF, this Plan of Merger has been adopted and approved by all of the directors of each of the Constituent Corporations and each of the Constituent Corporations has caused it to be executed by the signature of its Secretary or an Assistant Secretary, all as of the day and year first above written.

                                                       T T ACQUISITION CORP.

                                                       By:
                                                            -----------------------------------------
                                                       Name:
                                                       Title:

                                                       BTG, INC.

                                                       By:
                                                            -----------------------------------------
                                                       Name:
                                                       Title:

                                   EXHIBIT A
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                   (ATTACHED)

                              AMENDED AND RESTATED
                           ARTICLES OF INCORPORATION
                                       OF
                                   BTG, INC.

1.  NAME

    The name of this corporation is BTG, Inc. (the "CORPORATION").

2.  SHARES

    The aggregate number of shares that the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock (all such shares to constitute one class only).

3.  BOARD OF DIRECTORS

    3.1.  DIRECTORS

    The number of directors constituting the Board of Directors is 3 and the names and addresses of the persons who are to serve as directors are the following:

NAME                                              MAILING ADDRESS
----                                   -------------------------------------
M. C. Baird                            3033 Science Park Road
                                       San Diego, California 92121

Eric M. DeMarco                        3033 Science Park Road
                                       San Diego, California 92121

Gene W. Ray                            3033 Science Park Road
                                       San Diego, California 92121

    3.2.  TERMS OF DIRECTORS

    The directors shall serve until the first meeting of shareholders at which directors are elected and until their successors are elected and qualify. Thereafter, the number of directors shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation; provided, that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. The terms, classifications, qualifications and election of the Board of Directors and the filling of vacancies thereon shall be as provided herein and in the Bylaws.

4.  PREEMPTIVE RIGHTS

    No shareholder of the Corporation shall have any preemptive rights to purchase, subscribe for or otherwise acquire any stock or other securities of the Corporation, whether now or hereafter authorized, and any and all preemptive rights hereby are denied.

5.  VOTE OF SHAREHOLDERS

    Whenever by a provision of Statute, by these Articles of Incorporation or by the Bylaws, the vote of shareholders is required to be taken at a meeting thereof in connection with any corporate action, the meeting and the vote of the shareholders (as well as the meting and action by the Board of

                                  Exhibit A-1

Directors) may be dispensed with if a majority of the shareholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing, either before or after such action, to such corporate action being taken. Any action taken pursuant to such written consent shall be effective according to its terms when all consents are in the possession of the Corporation; PROVIDED, HOWEVER, if the action is to be effective as of a date specified in the written consent, such consent must state the date of execution by each shareholder.

6.  LIMITATION ON LIABILITY

    To the fullest extent permitted by the laws of the Commonwealth of Virginia, as presently in effect or as the same hereafter may be amended and supplemented, in any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the sum of one dollar $1.00. The liability of an officer or director shall not be limited as provided in this SECTION 6 if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

7.  INDEMNIFICATION

    The Corporation shall to the fullest extent permitted by the laws of the Commonwealth of Virginia, as presently in effect or as the same hereafter may be amended and supplemented, indemnify an individual who is or was a director, officer, employee or agent of the Corporation and who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (collectively, a "PROCEEDING"), against any obligation to pay a judgment, settlement, penalty, fine (including any excise tax assessed with respect to any employee benefit plan) or other liability and reasonable expenses (including counsel fees) incurred with respect to such a proceeding, except such liabilities and expenses as are incurred because of such director's, officer's, employee's or agent's willful misconduct or knowing violation of the criminal law. The Corporation is authorized to contract in advance to indemnify and to make advances and reimbursements for expenses to any of its directors, officers, employees or agents to the same extent provided in this SECTION 7.

    Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursements for expenses reasonably incurred by a director, officer, employee or agent in a proceeding as described above upon receipt of an undertaking from such director, officer, employee or agent to repay the same if it is ultimately determined that such director, officer, employee or agent is not entitled to indemnification. Such undertaking shall be an unlimited, unsecured general obligation of the director, officer, employee or agent and shall be accepted without reference to such director's, officer's, employee's or agent's ability to make repayment.

    The determination that indemnification under this SECTION 7 is permissible, the authorization of such indemnification (if applicable), and the evaluation as to the reasonableness of expenses in a specific case shall be made as provided by law. Special legal counsel selected to make determinations under this
SECTION 7 may be counsel for the Corporation. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent shall not of itself create a presumption that a director, officer, employee or agent acted in such a manner as to make him or her ineligible for indemnification.

    For the purposes of this SECTION 7, every reference to a director, officer, employee or agent shall include, without limitation, (i) every individual who is a director, officer, employee or agent of the Corporation, (ii) an individual who, while a director, officer, employee or agent, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or

                                  Exhibit A-2
domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, (iii) an individual who formerly was a director, officer, employee or agent of the Corporation or who, while a director or officer, occupied at the request of the Corporation any of the other positions referred to in clause (ii) of this sentence, and (iv) the estate, personal representative, heirs, executors and administrators of a director, officer, employee or agent of the Corporation or other person referred to herein. Service as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise controlled by the Corporation shall be deemed service at the request of the Corporation. A director, officer, employee or agent shall be deemed to be serving an employee benefit plan at the Corporation's request if such person's duties to the Corporation also impose duties on, or otherwise involve services by, such person to the plan or to participants in or beneficiaries of the plan.

    Indemnification pursuant to this SECTION 7 shall not be exclusive of any other right of indemnification to which any person may be entitled, including indemnification pursuant to a valid contract, indemnification by legal entities other than the Corporation and indemnification under policies of insurance purchased and maintained by the Corporation or others. No person shall be entitled to indemnification by the Corporation, however, to the extent such person is actually indemnified by another entity, including an insurer. In addition to any insurance that may be maintained on behalf of any director, officer, employee, agent or other person, the Corporation is authorized to purchase and maintain insurance against any liability it may have under this
SECTION 7 to protect any of the persons named above against any liability arising from their service to the Corporation or to any other enterprise at the Corporation's request, regardless of the Corporation's power to indemnify against such liability. The provisions of this SECTION 7 shall not be deemed to preclude the Corporation from entering into contracts otherwise permitted by law with any individuals or entities other than those named in this SECTION 7.

    The provisions of this SECTION 7 shall be applicable from and after its adoption even though some or all of the underlying conduct or events relating to a proceeding may have occurred before such adoption. No amendment, modification or repeal of this SECTION 7 shall diminish the rights provided hereunder to any person arising from conduct or events occurring before the adoption of such amendment, modification or repeal. If any provision of this SECTION 7 or its application to any person or circumstance is held invalid by a court of competent jurisdiction, the invalidity shall not affect other provisions or applications of this SECTION 7, and to this end the provisions of this
SECTION 7 are severable.

                                  Exhibit A-3

                                   EXHIBIT B
                          AMENDED AND RESTATED BYLAWS
                                   (ATTACHED)

                                   BTG, INC.
                              AMENDED AND RESTATED
                                     BYLAWS

                               TABLE OF CONTENTS


1.                      CORPORATE OFFICES.................................................................  B-1
                        1.1.       Registered Office......................................................  B-1
                        1.2.       Other Offices..........................................................  B-1

2.                      MEETINGS OF SHAREHOLDERS..........................................................  B-1
                        2.1.       Time...................................................................  B-1
                        2.2.       Place..................................................................  B-1
                        2.3.       Notice.................................................................  B-1
                                   2.3.1.     Time........................................................  B-1
                                   2.3.2.     Purposes of Meeting.........................................  B-1
                                   2.3.3.     Adjournment.................................................  B-1
                                   2.3.4.     Exceptions..................................................  B-2
                                   2.3.5.     Nominations; Proposals......................................  B-2
                        2.4.       Special Meetings.......................................................  B-2
                        2.5.       Quorum.................................................................  B-2
                                   2.5.1.     Requirement.................................................  B-2
                                   2.5.2.     Articles of Incorporation...................................  B-3
                                   2.5.3.     Amendment to Articles of Incorporation......................  B-3
                        2.6.       Voting.................................................................  B-3
                                   2.6.1.     Votes Per Share.............................................  B-3
                                   2.6.2.     Signature...................................................  B-3
                                   2.6.3.     Action on a Matter..........................................  B-3
                                   2.6.4.     Election of Directors.......................................  B-4
                        2.7.       Proxies................................................................  B-4
                                   2.7.1.     Terms.......................................................  B-4
                                   2.7.2.     Means to Grant Authority....................................  B-4
                        2.8.       Fixing Record Date.....................................................  B-5
                        2.9.       Conduct of Meetings....................................................  B-5
                        2.10.      Action Without Meeting.................................................  B-5
                                   2.10.1.    Consent.....................................................  B-5
                                   2.10.2.    Record Date.................................................  B-5
                                   2.10.3.    Effect......................................................  B-5
                                   2.10.4.    Notice......................................................  B-5
                        2.11.      Shareholder List for Meeting...........................................  B-6

3.                      DIRECTORS.........................................................................  B-6
                        3.1.       Powers.................................................................  B-6
                        3.2.       Number of Directors....................................................  B-6
                        3.3.       Election and Term of Office............................................  B-6
                                   3.3.1.     Election of Directors.......................................  B-6
                                   3.3.2.     Term of Office..............................................  B-6
                                   3.3.3.     Consent.....................................................  B-6
                        3.4.       Vacancies..............................................................  B-7
                        3.5.       Resignation and Removal of Directors...................................  B-7
                                   3.5.1.     Resignation.................................................  B-7
                                   3.5.2.     Removal.....................................................  B-7


                                  Exhibit B-i

                        3.6.       Place of Meetings......................................................  B-7
                        3.7.       Regular Meetings.......................................................  B-7
                        3.8.       Special Meetings--Call and Notice......................................  B-7
                        3.9.       Meetings by Telephone..................................................  B-8
                        3.10.      Quorum; Vote...........................................................  B-8
                        3.11.      Presumption of Assent..................................................  B-8
                        3.12.      Board Action Without a Meeting.........................................  B-8
                        3.13.      Compensation...........................................................  B-8

4.                      COMMITTEES........................................................................  B-8
                        4.1.       Creation of Committees.................................................  B-8
                        4.2.       Committee Authority....................................................  B-9

5.                      OFFICERS..........................................................................  B-9
                        5.1.       Required Officers......................................................  B-9
                        5.2.       Election and Term of Office............................................  B-9
                        5.3.       Resignation and Removal of Officers....................................  B-9
                        5.4.       Duties and Powers......................................................  B-9
                                   5.4.1.     Chairperson.................................................  B-9
                                   5.4.2.     President...................................................  B-10
                                   5.4.3.     Vice President..............................................  B-10
                                   5.4.4.     Secretary...................................................  B-10
                                   5.4.5.     Assistant Secretary.........................................  B-10
                                   5.4.6.     Treasurer...................................................  B-10
                                   5.4.7.     Assistant Treasurer.........................................  B-10
                        5.5.       Compensation of Officers...............................................  B-11

6.                      SHARE PROVISIONS..................................................................  B-11
                        6.1.       Subscription for Shares Before Incorporation...........................  B-11
                        6.2.       Issuance of Shares.....................................................  B-11
                        6.3.       Liability for Shares Issued before Payment.............................  B-11
                        6.4.       Certificates Evidencing Shares.........................................  B-11
                        6.5.       Shares without Certificates............................................  B-12
                        6.6.       Lost Certificates......................................................  B-12
                        6.7.       Shareholders of Record.................................................  B-12
                        6.8.       Distributions to Shareholders..........................................  B-12

7.                      MISCELLANEOUS.....................................................................  B-13
                        7.1.       Corporate Records......................................................  B-13
                        7.2.       Financial Statements for Shareholders..................................  B-13
                        7.3.       Corporate Seal.........................................................  B-13
                        7.4.       Fiscal Year............................................................  B-13
                        7.5.       Checks, Notes and Drafts...............................................  B-13
                        7.6.       Waiver of Notice.......................................................  B-13
                                   7.6.1.     By Shareholder..............................................  B-13
                                   7.6.2.     By Director.................................................  B-14

8.                      AMENDMENT OF BYLAWS...............................................................  B-14


                                  Exhibit B-ii

                          AMENDED AND RESTATED BYLAWS
                                       OF
                                   BTG, INC.

1.  CORPORATE OFFICES

    1.1.  REGISTERED OFFICE

    The address of the registered office of the Corporation shall be 4701 Cox Road Suite 301, Glen Allen, Virginia 23060, and the registered agent at such address shall be Commonwealth Legal Services Corporation.

    1.2.  OTHER OFFICES

    The Corporation may also have other offices at such locations both within and without the Commonwealth of Virginia as the Board of Directors may from time to time determine or as the business of the Corporation may require.

2.  MEETINGS OF SHAREHOLDERS

    2.1.  TIME

    Annual meetings of shareholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and as shall be stated in a notice of the meeting or a duly executed waiver of notice thereof.

    2.2.  PLACE

    All meetings of shareholders shall be held at such place within or without Virginia as may be designated for that purpose from time to time by the Board of Directors and stated in the notice of the meeting or a duly executed waiver of notice thereof.

    2.3.  NOTICE

       2.3.1.  TIME

        The Corporation shall notify shareholders of the date, time, place of each annual and special shareholders' meeting. Such notice shall be given no less than 10 nor more than 60 days before the meeting date, except that notice of a shareholders' meeting to act on an amendment of the Articles of Incorporation, a plan of merger or share exchange, a proposed sale of assets which must be approved by the shareholders, or the dissolution of the Corporation, shall be given not less than 25 nor more than 60 days before the meeting date. Unless otherwise required by the Articles of Incorporation or by law, the Corporation is required to give notice only to shareholders entitled to vote at the meeting.

       2.3.2.  PURPOSES OF MEETING

        Unless otherwise required by the Articles of Incorporation or by law, notice of an annual meeting need not state the purpose or purposes for which the meeting is called. Notice of a special meeting shall state the purpose or purposes for which the meeting is called.

       2.3.3.  ADJOURNMENT

        If an annual or special meeting is adjourned to a different date, time, or place, notice need not be given if the new date, time, or place is announced at the meeting before adjournment. If a new

                                  Exhibit B-1
record date for the adjourned meeting is fixed as specified in SECTION 2.8 of these Bylaws or by law, however, notice of the adjourned meeting shall be given to persons who are shareholders as of the new record date.

       2.3.4.  EXCEPTIONS

        Notwithstanding the foregoing, no notice of a shareholder meeting need be given to a shareholder if (i) an annual report and proxy statements for two consecutive annual meetings of shareholders or (ii) all, and at least two, checks in payment of dividends or interest on securities during a twelve-month period, have been sent by first-class United States mail, addressed to the shareholder at his or her address as it appears on the share transfer books of the Corporation, and returned undeliverable. The obligation of the Corporation to give notice of shareholder meetings to any such shareholder shall be reinstated once the Corporation has received a new address for such shareholder for entry on its share transfer books.

       2.3.5.  NOMINATIONS; PROPOSALS

        Nominations for the election of directors and proposals for consideration at a meeting shall be made by the Board of Directors or by any shareholder entitled to vote in elections of directors. However, any shareholder entitled to vote in elections of directors may nominate one or more persons for election as directors or may present a proposal for consideration at an annual meeting only if written notice of such shareholder's intent to make such proposal, nomination or nominations has been given, either by personal delivery or by United States registered or certified mail, postage prepaid, to the Secretary of the Corporation not later than 90 days prior to the date of the anniversary of the immediately preceding annual meeting. Each notice shall set forth (i) the name and address of the shareholder who intends to make the nomination or proposal and of the person or persons to be nominated, (ii) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to present the proposal, (iii) a description of all arrangements, understandings or relationships between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the proposal, nomination or nominations are to be made by the shareholder and
(iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to have been nominated, by the Board of Directors, and shall include a consent signed by each such nominee to serve as a director of the Corporation if so elected. The chairperson of the meeting may refuse to acknowledge any proposal or the nomination of any person not made in compliance with the foregoing procedure.

    2.4.  SPECIAL MEETINGS

    Special meetings of shareholders may be called by the Chairperson of the Board of Directors, the President or by the Board of Directors. Only business within the purpose or purposes described in the meeting notice may be conducted at a special shareholder meeting.

    2.5.  QUORUM

       2.5.1.  REQUIREMENT

        Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Unless otherwise provided by the Articles of Incorporation or by law, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter. Once a share is

                                  Exhibit B-2
represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or shall be set for the adjourned meeting. Less than a quorum may adjourn a meeting.

       2.5.2.  ARTICLES OF INCORPORATION

        The Articles of Incorporation may provide for (i) a lesser or greater quorum requirement for shareholders, but not less than one-third of the shares eligible to vote, or voting groups of shareholders, or (ii) a greater voting requirement for shareholders, or voting groups of shareholders, than is provided in this SECTION 2.5.

       2.5.3.  AMENDMENT TO ARTICLES OF INCORPORATION

        An amendment to the Articles of Incorporation that adds, changes, or deletes a quorum or voting requirement shall meet the quorum requirement and be adopted by the vote and voting groups required to take action under the quorum and voting requirements then in effect.

    2.6.  VOTING

       2.6.1.  VOTES PER SHARE

        Unless provided otherwise by the Articles of Incorporation or by law, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting. Unless the Articles of Incorporation provide otherwise, in the election of directors, each outstanding share, regardless of class, is entitled to one vote for as many persons as there are directors to be elected at that time and for whose election the shareholder has a right to vote.

       2.6.2.  SIGNATURE

        If the name signed on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder, the Corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder. If the name signed on a vote, consent, waiver or proxy appointment does not correspond to the name of its shareholder, the Corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder to the full extent permitted by law. The Corporation is entitled to reject a vote, consent, waiver or proxy appointment if the Secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

       2.6.3.  ACTION ON A MATTER

        If a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by the Articles of Incorporation or by law. If the Articles of Incorporation or law provides for voting by a single voting group on a matter, action on that matter is taken when voted upon by that voting group as provided in this SECTION 2.6 or by law. If the Articles of Incorporation or law provides for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately as provided in this SECTION 2.6 or by law. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on the matter.

                                  Exhibit B-3

       2.6.4.  ELECTION OF DIRECTORS

        Unless otherwise provided in the Articles of Incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

    2.7.  PROXIES

       2.7.1.  TERMS

        A shareholder may vote his or her shares in person or by proxy. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for 11 months unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. An irrevocable appointment is revoked when the interest with which it is coupled is extinguished. The death or incapacity of the shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises such proxy's authority under the appointment. Subject to any express limitation on the proxy's authority appearing on the face of the appointment form and other limitations provided by law, the Corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment. Any fiduciary who is entitled to vote any shares may vote such shares by proxy.

       2.7.2.  MEANS TO GRANT AUTHORITY

        Without limiting the manner in which a shareholder may authorize another person or persons to act for such shareholder as proxy pursuant to this Section, the following shall constitute a valid means by which a shareholder may grant such authority:

    A shareholder may execute a writing authorizing another person or persons to act for such shareholder as proxy. Execution may be accomplished by the shareholder or such shareholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

    A shareholder may authorize another person or persons to act for such shareholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which the inspectors of election can determine that the telegram, cablegram or other electronic transmission was authorized by the shareholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors, or if there are no inspectors, such other persons making that determination, shall specify the information upon which they relied.

    Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this subsection may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

                                  Exhibit B-4

    2.8.  FIXING RECORD DATE

    The Board of Directors may fix a future date as the record date for one or more voting groups in order to make a determination of shareholders for any purpose. The record date may not be more than 70 days before the meeting or action requiring a determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholder meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

    2.9.  CONDUCT OF MEETINGS

    The Chairperson shall preside over all meetings of the shareholders as chairperson of the meeting. If the Chairperson is not present, the President, or if the President is not present, the Vice President, if any (or if there be more than one, the Vice Presidents in the order determined by the Board of Directors, or if not so determined, in the order of their election), or if there is no Vice President, the Treasurer, shall preside. If none of such officers is present, a chairperson shall be elected by the meeting. The Secretary of the Corporation shall act as secretary of all the meetings if the Secretary is present. If the Secretary is not present, the chairperson shall appoint a secretary of the meeting. The chairperson of the meeting may appoint one or more inspectors of election to determine the qualification of voters, the validity of proxies, and the results of ballots.

    2.10.  ACTION WITHOUT MEETING

       2.10.1.  CONSENT

        Whenever by provision of Statute, the Articles of Incorporation or these Bylaws, the vote of shareholders is required to be taken at a meeting in connection with any corporate action, the meeting and the vote of the shareholders (as well as the meeting and action by the Board of Directors) may be dispensed with if a majority of the shareholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing, either before or after such action, to such corporate action being taken. A shareholder may withdraw consent only by delivering a written notice of withdrawal to the Corporation prior to the time that all consents are in the possession of the Corporation. Any action taken pursuant to such written consent shall be effective according to its terms when all consents are in the possession of the Corporation; PROVIDED, HOWEVER, if the action is to be effective as of a date specified in the written consent, such consent must state the date of execution by each shareholder.

       2.10.2.  RECORD DATE

        If not otherwise determined as specified in SECTION 2.8 of these Bylaws or by law, the record date for determining shareholders entitled to take action without a meeting is the date the first shareholder signs the consent under
SECTION 2.10.1 of these Bylaws.

       2.10.3.  EFFECT

        A consent meeting the requirements of this SECTION 2.10 has the effect of a unanimous vote of voting shareholders and may be described as such in any document filed with the Virginia State Corporation Commission.

       2.10.4.  NOTICE

        If notice of proposed action is required by law to be given to nonvoting shareholders and the action is to be taken by unanimous consent of the voting shareholders, the Corporation shall give its nonvoting shareholders written notice of the proposed action at least 10 days before the action is taken. The notice shall contain or be accompanied by the same material that by law would have been required

                                  Exhibit B-5
to be sent to nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted to the shareholders for action.

    2.11.  SHAREHOLDER LIST FOR MEETING

    The officer or agent having charge of the share transfer books of the Corporation shall make, at least 10 days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number of shares held by each. The list shall be arranged by voting group and within each voting group by class or series of shares. For a period of 10 days prior to the meeting, the list of shareholders shall be kept on file at the registered office of the Corporation or at its principal office or at the office of its transfer agent or registrar and shall be subject to inspection by any shareholder at any time during usual business hours.

    Such list shall be produced and kept open at the time and place of the meeting. The original share transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

    If the requirements of this Section have not been substantially complied with, the meeting shall, on the demand of any shareholder in person or by proxy, be adjourned until the requirements are complied with. Refusal or failure to prepare or make available the shareholder list does not affect the validity of action taken at the meeting prior to the making of any such demand, but any action taken by the shareholders after the making of any such demand shall be invalid and of no effect.

3.  DIRECTORS

    3.1.  POWERS

    All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the Board of Directors, subject to any limitation set forth in the Articles of Incorporation.

    3.2.  NUMBER OF DIRECTORS

    The Board of Directors shall consist of not less than one nor more than seven directors, as a majority of the Board of Directors shall determine from time to time.

    3.3.  ELECTION AND TERM OF OFFICE

       3.3.1.  ELECTION OF DIRECTORS

        Except as provided in SECTION 3.4 of these Bylaws, directors shall be elected at the annual shareholders meeting.

       3.3.2.  TERM OF OFFICE

        Each director shall hold office until such director's term expires or until such director's earlier death, resignation or removal. Despite the expiration of a director's term, such director continues to serve until such director's successor is elected and qualifies or until there is a decrease in the number of directors. A decrease in the number of directors does not shorten an incumbent director's term. The terms of the directors expire at the next annual shareholders meeting following their election.

       3.3.3.  CONSENT

        No individual shall be named or elected as a director without such individual's prior consent.

                                  Exhibit B-6

    3.4.  VACANCIES

    Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors, (1) the shareholders may fill the vacancy, (2) the Board of Directors may fill the vacancy, or (3) if the directors remaining in office constitute fewer than a quorum, they may fill the vacancy by the affirmative vote of a majority of directors remaining in office. Unless the Articles of Incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is to be filled by the shareholders. A vacancy that will occur at a specific later date may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

    3.5.  RESIGNATION AND REMOVAL OF DIRECTORS

       3.5.1.  RESIGNATION

        A director may resign at any time by delivering written notice to the Board of Directors, the Chairperson, the President, or the Secretary. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date.

       3.5.2.  REMOVAL

        The shareholders may remove one or more directors with or without cause, unless the Articles of Incorporation provide that directors may be removed only with cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove such director. Unless the Articles of Incorporation require a greater vote, a director may be removed if the number of votes cast to remove such director constitutes a majority of the votes entitled to be cast at an election of directors of the voting group or voting groups by which such director was elected. A director may be removed by the shareholders only at a meeting called for the purpose of removing such director and the meeting notice must state that the purpose, or one of the purposes of the meeting, is the removal of the director.

    3.6.  PLACE OF MEETINGS

    The Board of Directors may hold regular or special meetings in or out of the Commonwealth of Virginia.

    3.7.  REGULAR MEETINGS

    Unless the Articles of Incorporation provide otherwise, regular meetings of the Board of Directors may be held, without notice of the date, time, place, or purpose of the meeting, as may be designated from time to time by resolution of the Board.

    3.8.  SPECIAL MEETINGS--CALL AND NOTICE

    Special meetings of the Board of Directors may be called at any time by the Chairperson, or if the Chairperson is absent or unable or refuses to act, by the President or Secretary, or by directors constituting at least one-third of the full Board of Directors. Written notice of any special meeting shall be given to each director at least one day prior thereto either personally or by telegram, or at least five days prior thereto by mail, addressed to such director at the director's address as it appears in the records of the Corporation. Such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid, or when delivered to the telegraph company if

                                  Exhibit B-7
sent by telegram. The notice need not describe the purpose of the special meeting unless required by the Articles of Incorporation.

    3.9.  MEETINGS BY TELEPHONE

    Unless the Articles of Incorporation provide otherwise, the Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

    3.10.  QUORUM; VOTE

    Unless the Articles of Incorporation require a greater number for the transaction of all business or any particular business, a quorum of a Board of Directors consists of a majority of the number of directors in office immediately before the meeting begins. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors unless the Articles of Incorporation require the vote of a greater number of directors.

    3.11.  PRESUMPTION OF ASSENT

    A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless (i) such director objects at the beginning of the meeting, or promptly upon such director's arrival, to holding it or to transacting specified business at the meeting, or (ii) such director votes against, or abstains from, the action taken.

    3.12.  BOARD ACTION WITHOUT A MEETING

    Unless the Articles of Incorporation provide otherwise, action required or permitted by law to be taken at a Board of Directors' meeting may be taken without a meeting if the action is taken by all members of the Board. The action shall be evidenced by one or more written consents stating the action taken, signed by each director either before or after the action taken, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this SECTION 3.12 is effective when the last director signs the consent unless the consent specifies a different effective date, in which event the action taken is effective as of the date specified therein provided the consent states the date of execution by each director. A consent signed under this SECTION 3.12 has the effect of a meeting vote and may be described as such in any document.

    3.13.  COMPENSATION

    Unless the Articles of Incorporation provide otherwise, the Board of Directors may fix the compensation of directors and members of committees and may provide for reimbursements for expenses. No such compensation shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

4.  COMMITTEES

    4.1.  CREATION OF COMMITTEES

    Unless the Articles of Incorporation provide otherwise, the Board of Directors may create one or more committees and appoint members of the Board of Directors to serve on them. Each committee may have two or more members, who serve at the pleasure of the Board of Directors. The creation of a committee and appointment of members to it shall be approved by a majority of all the directors in

                                  Exhibit B-8
office when the action is taken. The same rules that govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board of Directors apply to committees and their members as well.

    4.2.  COMMITTEE AUTHORITY

    To the extent specified by the Board of Directors or in the Articles of Incorporation, each committee may exercise the authority of the Board of Directors, except that a committee may not: (i) approve or recommend to shareholders action that is required by law to be approved by shareholders;
(ii) fill vacancies on the Board or on any of its committees; (iii) amend the Articles of Incorporation; (iv) adopt, amend, or repeal these Bylaws;
(v) approve a plan of merger not requiring shareholder approval; (vi) authorize or approve a distribution, except according to a general formula or method prescribed by the Board of Directors; or (vii) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except that the Board of Directors may authorize a committee, or a senior executive officer of the Corporation, to do so within limits specifically prescribed by the Board of Directors.

5.  OFFICERS

    5.1.  REQUIRED OFFICERS

    The Corporation shall have a President and a Secretary and such other officers as are appointed by the Board of Directors, including one or more Vice Presidents, Assistant Secretaries or Assistant Treasurers, who shall, unless these Bylaws otherwise provide, perform the duties prescribed by the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers. The same individual may simultaneously hold more than one office.

    5.2.  ELECTION AND TERM OF OFFICE

    Each officer of the Corporation shall be elected by the Board of Directors and shall serve until such officer's successor is elected, qualifies, or until such officer's earlier death, resignation or removal. The Secretary and Treasurer shall have the authority to appoint one or more Assistant Secretaries or Assistant Treasurers, respectively. Election or appointment of an officer shall not of itself create any contractual rights.

    5.3.  RESIGNATION AND REMOVAL OF OFFICERS

    An officer may resign at any time by delivering notice to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future date, the Corporation may fill the pending vacancy before the effective date if the successor does not take office until the effective date. The Board of Directors may remove any officer or assistant officer at any time with or without cause and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer. Removal of an officer shall not affect any such officer's contract rights, if any, with the Corporation, nor shall the resignation of an officer affect the Corporation's contract rights, if any, with such officer.

    5.4.  DUTIES AND POWERS

       5.4.1.  CHAIRPERSON

        The Chairperson shall be the presiding officer of the Corporation and shall have such other authority and duties as the Board of Directors may from time to time prescribe.

                                  Exhibit B-9

       5.4.2.  PRESIDENT

        The President shall be the chief executive officer of the Corporation. The President shall have the responsibility for general and active management and supervision of the activities of the Corporation, for ensuring that all orders and resolutions of the Board of Directors are carried into effect, for performing all other duties which are incidental to the office of President, and for performing such other duties as the Board of Directors may from time to time prescribe. The President shall have authority to enter into contracts on behalf of the Corporation.

       5.4.3.  VICE PRESIDENT

        The Vice President (or if there be more than one, the Vice Presidents in the order determined by the Board of Directors, or if not so determined, in the order of their election) shall have the responsibility for performing the duties and exercising the powers of the President in the absence or disability of the President, and shall have the responsibility for performing such other duties and shall have such other powers as the Board or the President may from time to time prescribe.

       5.4.4.  SECRETARY

        The Secretary shall have the responsibility for preparing and maintaining custody of minutes of director and shareholder meetings, for authenticating records of the Corporation, for issuing proper notices of all meetings, for maintaining the share transfer books, for performing all other duties which are incident to the office of Secretary, and for performing such other duties as prescribed by the Board of Directors or the President. The Secretary shall have custody of the corporate seal of the Corporation, and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed it may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by such officer's signature. The Secretary may also attest all instruments signed by the President or any Vice President.

       5.4.5.  ASSISTANT SECRETARY

        The Assistant Secretary or Assistant Secretaries shall have the authority to affix the corporate seal to any instrument requiring it, and when so affixed it may be attested by the signature of the Assistant Secretary. The Assistant Secretary or Assistant Secretaries may also attest all instruments signed by the President or any Vice President. The Assistant Secretary or Assistant Secretaries shall have no authority, express or implied, except as provided in these Bylaws.

       5.4.6.  TREASURER

        The Treasurer shall have the responsibility for collecting all moneys due the Corporation and for maintaining custody of the funds of the Corporation and for placing the same in such depositories in the name and to the credit of the Corporation as may be approved by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as ordered by the Board of Directors, shall keep accurate accounts of all receipts and disbursements, and shall render to the President (and to the Board of Directors, when the Board of Directors so requires) an account of all transactions and of the financial condition of the Corporation. The Treasurer shall, at the discretion of the Board of Directors, furnish a satisfactory bond in such sum as the Board of Directors shall prescribe. The Treasurer shall perform such other duties as the Board of Directors or the President may from time to time prescribe.

       5.4.7.  ASSISTANT TREASURER

        The Assistant Treasurer shall, in the absence or disability of the Treasurer, have the responsibility for performing the duties and exercising the powers of the Treasurer, and shall perform

                                  Exhibit B-10
such other duties and have such other powers as the Board of Directors may from time to time prescribe.

    5.5.  COMPENSATION OF OFFICERS

    The Board of Directors may fix the compensation of officers and provide for reimbursement of expenses.

6.  SHARE PROVISIONS

    6.1.  SUBSCRIPTION FOR SHARES BEFORE INCORPORATION

    A subscription for shares entered into before incorporation is irrevocable for 6 months unless the subscription agreement provides otherwise or all the subscribers agree to revocation. Shares issued pursuant to subscriptions entered into before incorporation are fully paid and nonassessable when the Corporation receives the consideration specified in the subscription agreement.

    6.2.  ISSUANCE OF SHARES

    Any issuance of shares must be authorized by the Board of Directors. Shares may be issued for consideration consisting of any tangible or intangible property or benefit to the Corporation, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the Corporation. A good faith determination by the Board of Directors that the consideration received or to be received for the shares to be issued is adequate is conclusive insofar as the adequacy of consideration relates to whether the shares are validly issued, fully paid and nonassessable. When the Board of Directors has made such a determination and the Corporation has received the consideration, the shares issued therefor are fully paid and nonassessable. Where it cannot be determined that outstanding shares are fully paid and nonassessable, there shall be a conclusive presumption that such shares are fully paid and nonassessable if the Board of Directors makes a good faith determination that there is no substantial evidence that the full consideration for such shares has not been paid.

    6.3.  LIABILITY FOR SHARES ISSUED BEFORE PAYMENT

    A purchaser of shares from the Corporation is not liable to the Corporation with respect to the shares except to pay the consideration for which the shares were authorized to be issued as provided in SECTION 6.2 or specified in the subscription agreement under SECTION 6.1 of these Bylaws.

    6.4.  CERTIFICATES EVIDENCING SHARES

    Shares may but need not be represented by certificates. Each share certificate shall state on its face (i) the name of the Corporation and that the Corporation is organized under the law of the Commonwealth of Virginia,
(ii) the name of the person to whom issued, and (iii) the number and class of shares and the designation of the series, if any, that the certificate represents. If the Corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences, and limitations determined for each series (and the authority of the Board of Directors to determine variations for future series) shall be summarized on the front or back of each certificate for shares of such class or series. Alternatively, each certificate may state conspicuously on its front or back that the Corporation will furnish the shareholder this information on request in writing and without charge. Each share certificate shall be signed
(i) by the Chairperson, if any, or the President or a Vice President and by the Secretary or Assistant Secretary or Treasurer or Assistant Treasurer or (ii) by the Board of Directors, and each such share certificate may bear the corporate seal or its facsimile. Any or all of the signatures on the certificates may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be

                                  Exhibit B-11
such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar on the date of issue.

    6.5.  SHARES WITHOUT CERTIFICATES

    Unless the Articles of Incorporation provide otherwise, the Board of Directors may authorize the issue of some or all of the shares of any or all of its classes or series without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the Corporation shall send the shareholder a written statement of the information required on certificates by law and by SECTION 6.4 of these Bylaws.

    6.6.  LOST CERTIFICATES

    The Board of Directors or the President may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificates for shares to have been lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or such owner's legal representative (1) to advertise the same in such manner as it shall require and/or (2) to give the Corporation a bond in such sum as it may direct as indemnity or otherwise to indemnify the Corporation against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

    6.7.  SHAREHOLDERS OF RECORD

    The Corporation shall be entitled to recognize the exclusive right of a person or entity shown by the records of the Corporation to be the owner of shares of its outstanding capital stock, to vote such shares, to receive dividends and notifications, and to exercise all the rights and powers of an owner; and the Corporation shall not be bound to recognize any equitable or other claim or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

    6.8.  DISTRIBUTIONS TO SHAREHOLDERS

    The Board of Directors may authorize and the Corporation may make distributions to its shareholders, subject to restrictions in the Articles of Incorporation and the limitations in this SECTION 6.8. If the Board of Directors does not fix the record date for determining shareholders entitled to a distribution, other than one involving a repurchase or reacquisition of shares, it is the date the Board of Directors authorizes the distribution. No distribution may be made if, after giving it effect (i) the Corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the Corporation's total assets would be less than the sum of its total liabilities plus (unless the Articles of Incorporation permit otherwise) the amount that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Board of Directors may base a determination that a distribution is not prohibited under this SECTION 6.8 either on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

                                  Exhibit B-12

7.  MISCELLANEOUS

    7.1.  CORPORATE RECORDS

    The Corporation shall keep as permanent records minutes of all meetings of the shareholders and the Board of Directors, a record of all actions taken by the shareholders or the Board of Directors without a meeting and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the Corporation. The Corporation shall maintain appropriate accounting records. The Corporation or its agent shall maintain a record of the shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class and series, if any, of shares showing the number and class and series, if any, of shares held by each. The Corporation shall keep a copy of those records required by law.

    7.2.  FINANCIAL STATEMENTS FOR SHAREHOLDERS

    If requested in writing by any shareholder, the Corporation shall furnish the shareholder with the financial statements for the most recent fiscal year, which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of changes in shareholders' equity for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

    If the annual financial statements are reported on by a public accountant, such report must accompany them. If the annual financial statements are not reported on by a public accountant, the President or the person responsible for the Corporation's accounting records shall provide the shareholders with a statement of the basis of accounting used in preparation of the annual financial statements and a description of any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year.

    7.3.  CORPORATE SEAL

    The seal of the Corporation shall have inscribed thereon the name of the Corporation, the year of its organization, and the words "Corporate Seal" and "Virginia," and shall be in such form as shall be approved from time to time by the Board of Directors. The seal, or a facsimile of it, may be used by impressing or affixing it or in any other manner reproducing it.

    7.4.  FISCAL YEAR

    The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

    7.5.  CHECKS, NOTES AND DRAFTS

    Checks, notes, drafts, and other orders for the payment of money shall be signed by such person or persons as the Board of Directors may from time to time designate. The signature of any such person or persons may be a facsimile when authorized by the Board of Directors.

    7.6.  WAIVER OF NOTICE

       7.6.1.  BY SHAREHOLDER

        A shareholder may waive any notice required by law, the Articles of Incorporation or these Bylaws before or after the date and time of the meeting that is the subject of such notice. The waiver shall be in writing, signed by the shareholder entitled to the notice, and delivered to the Secretary for inclusion in the minutes or filing with the corporate records. A shareholder's attendance at a meeting

                                  Exhibit B-13

(i) waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

       7.6.2.  BY DIRECTOR

        A director may waive any notice required by law, the Articles of Incorporation or these Bylaws before or after the date and time stated in the notice, and such waiver shall be equivalent to the giving of such notice. Except as provided in this SECTION 7.6.2, the waiver shall be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records. A director's attendance at or participation in a meeting waives any required notice to such director of the meeting unless the director at the beginning of the meeting or promptly upon such director's arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

8.  AMENDMENT OF BYLAWS

    Unless proscribed by the Articles of Incorporation, these Bylaws may be amended or altered at any meeting of the Board of Directors by affirmative vote of a majority of the number of Directors fixed by or pursuant to these Bylaws. The shareholders entitled to vote in respect of the election of Directors, however, shall have the power to amend or repeal any Bylaws and to enact Bylaws which, if expressly so provided, may not be amended or repealed by the Board of Directors.

                                  Exhibit B-14

                                    ANNEX C

                                VOTING AGREEMENT

    THIS VOTING AGREEMENT is entered into as of September 19, 2001, by and between THE TITAN CORPORATION, a Delaware corporation ("PARENT"), T T ACQUISITION CORP., a Virginia corporation and wholly-owned subsidiary of Parent ("MERGER SUB"), and each of the undersigned shareholders (each a "SHAREHOLDER" and collectively, the "SHAREHOLDERS") of BTG, Inc., a Virginia corporation (the "COMPANY").

                                    RECITALS

    A. Parent, Merger Sub and the Company are entering into an Agreement and Plan of Reorganization of even date herewith (the "REORGANIZATION AGREEMENT") which provides (subject to the conditions set forth therein) among other things, for the merger (the "MERGER") of Merger Sub with and into the Company pursuant to the terms and conditions of the Plan of Merger (the "PLAN OF MERGER") attached thereto, and the terms and conditions of the Reorganization Agreement. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Reorganization Agreement. Certain capitalized terms are defined in
SECTION 5 herein.

    B. In order to induce Parent and Merger Sub to enter into the Reorganization Agreement, the Shareholders, solely in their individual capacities as Shareholders of the Company, are entering into this Voting Agreement.

                                   AGREEMENT

    The parties to this Voting Agreement, intending to be legally bound, agree as follows:

SECTION 1. VOTING OF SHARES

    1.1.  VOTING.

    Each Shareholder hereby agrees to appear, or cause the holder of record of any Subject Securities on any applicable record date (the "RECORD HOLDER") to appear, in person or by proxy, for the purpose of obtaining a quorum at any annual or special meeting of stockholders of the Company and at any adjournment thereof for the purpose of voting on each of the Plan of Merger and the Reorganization Agreement and the transactions contemplated thereby (a "MEETING"). Each Shareholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, at any Meeting, however called, and in any action by written consent of the shareholders of the Company, each Shareholder shall vote the Subject Securities or cause the Subject Securities to be voted (to the extent such securities are entitled to be voted) in such Shareholder's sole capacity as a shareholder:

        (a) in favor of the Merger and the approval and adoption of the Plan of Merger, Reorganization Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of the Company and by Parent) in connection with any meeting of, or solicitation of consents from, the shareholders of the Company at which or in connection with which the Merger, the Plan of Merger or the Reorganization Agreement are submitted for the consideration and vote of the shareholders of the Company;

        (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Reorganization Agreement;

        (c) against any action or agreement that would cause any provision contained in SECTION 6, Annex I or Annex II of the Reorganization Agreement to not be satisfied;

        (d) against approval or adoption of any extraordinary corporate transaction (other than the Merger, Plan of Merger, the Reorganization Agreement or the transactions contemplated thereby) including, without limitation, any transaction involving (i) the sale or transfer of all or substantially all of the capital stock of the Company, whether by merger, consolidation or other business combination, (ii) a sale or transfer of all or substantially all of the assets of the Company or its subsidiaries, (iii) a reorganization, recapitalization or liquidation of the Company or its subsidiaries, or (iv) any amendment to the Company's governing instruments creating any new class of securities of the Company or otherwise affecting the rights of any class of security as currently in effect; and

        (e) against the following actions (other than the Merger, Plan of Merger and the transactions contemplated by the Reorganization Agreement): (i) any Company Acquisition Proposal; (ii) any change in a majority of the members of the board of directors of the Company; or (iii) any other action which is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger, the Plan of Merger or any of the other transactions contemplated by the Reorganization Agreement or this Voting Agreement.

        To the extent inconsistent with any of the foregoing provisions of this
    SECTION 1.1, each Shareholder revokes any and all previous proxies with respect to Subject Securities owned beneficially and/or of record by such Shareholder and agrees not to grant any proxy with respect to and any other voting interests in the Company owned or hereafter acquired beneficially or of record by such Shareholder.

    1.2.  PROXY; FURTHER ASSURANCES.

    Contemporaneously with the execution of this Voting Agreement: (i) each Shareholder shall execute and deliver to Parent a proxy in the form attached to this Voting Agreement as EXHIBIT A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "PROXY"); and (ii) each Shareholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as EXHIBIT A) executed on behalf of the record owner of any outstanding shares of Company Common Stock that are Owned by such Shareholder, which proxy shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein, and which shall also be considered the "Proxy" for purposes of SECTION 2.2.

SECTION 2. TRANSFER OF SUBJECT SECURITIES

    2.1.  TRANSFEREE OF SUBJECT SECURITIES TO BE BOUND BY THIS AGREEMENT.

    Each Shareholder agrees that, other than pursuant to standard margin agreements existing as of the date hereof, during the period from the date of this Voting Agreement through the Expiration Date, such Shareholder shall not
(i) cause or permit any Transfer of any of the Subject Securities to be effected; (ii) tender any of the Subject Securities to any Person or
(iii) create or permit to exist any Encumbrance with respect to any Subject Securities (other than Encumbrances which do not affect, directly or indirectly, the right of Parent to vote the Subject Securities as provided herein). To the extent that any Encumbrances on the Subject Securities may affect directly or indirectly, the right of Parent to vote the Subject Securities as provided herein, each Shareholder hereby covenants and agrees to use its best efforts to remove such Encumbrances on the Subject Securities or to cause such Encumbrances to be removed within five (5) business days.

    2.2.  TRANSFER OF VOTING RIGHTS.

    Each Shareholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, such Shareholder shall ensure that:
(a) none of the Subject Securities are deposited into a voting trust; and
(b) other than the Proxy, no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

    2.3.  STOP-TRANSFER INSTRUCTIONS.

    Each Shareholder agrees and consents to the entry of stop-transfer instructions by the Company against the transfer of any Subject Securities consistent with the terms of SECTION 2.1.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

    Each Shareholder hereby, severally and not jointly, represents and warrants to Parent as follows:

    3.1.  AUTHORIZATION, ETC.

    Such Shareholder has the legal capacity and absolute and unrestricted right, power, authority and capacity to execute and deliver this Voting Agreement and the Proxy and to perform its obligations hereunder and thereunder. This Voting Agreement and the Proxy have been duly executed and delivered by such Shareholder and constitute legal, valid and binding obligations of such Shareholder, enforceable against such Shareholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    3.2.  NO CONFLICTS OR CONSENTS.

        (a) The execution and delivery of this Voting Agreement and the Proxy by such Shareholder do not, and the performance of this Voting Agreement and the Proxy by such Shareholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to such Shareholder or by which it or any of its properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any Encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which such Shareholder is a party or by which such Shareholder or any of his affiliates or properties is or may be bound or affected.

        (b) The execution and delivery of this Voting Agreement and the Proxy by such Shareholder do not, and the performance of this Voting Agreement and the Proxy by such Shareholder will not, require any consent or approval of any Person.

    3.3.  TITLE TO SECURITIES.

    As of the date of this Voting Agreement: (a) such Shareholder holds of record (free and clear of any Encumbrances or restrictions except as specifically disclosed on SCHEDULE A hereof) the number of outstanding shares of Company Common Stock reflected on SCHEDULE A as being Owned by such Shareholder under the heading "Shares Held of Record"; (b) such Shareholder holds (free and clear of any Encumbrances or restrictions except as specifically disclosed on SCHEDULE A hereof) the options, warrants and other rights to acquire shares of Company Common Stock reflected on SCHEDULE A as being Owned by such Shareholder under the heading "Options, Warrants and Other Rights"; (c) such Shareholder Owns the additional securities of the Company reflected on SCHEDULE A as being Owned by such Shareholder under the heading "Additional Securities Beneficially Owned"; and (d) such Shareholder does not directly or indirectly Own any shares of Company Common Stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of Company Common Stock or other securities of the Company, other than the shares and options, warrants and other rights reflected on SCHEDULE A as being Owned by such Shareholder.

SECTION 4. MISCELLANEOUS

    4.1.  SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

    All representations, warranties, covenants and agreements made by the Shareholders in this Voting Agreement shall survive until the Expiration Date.

    4.2.  EXPENSES.

    All costs and expenses incurred in connection with the transactions contemplated by this Voting Agreement shall be paid solely by the party incurring such costs and expenses.

    4.3.  NOTICES.

    Any notice or other communication required or permitted to be delivered to any party under this Voting Agreement shall be in writing and shall be deemed properly delivered, given and received when actually delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto); provided, however, that a written notice delivered via facsimile shall be deemed delivered only if at the time of, or shortly after, such facsimile transmission the party giving the notice confirms by telephone the actual receipt by the other party of such facsimile transmission:

       IF TO PARENT:

       The Titan Corporation
       3033 Science Park Road
       San Diego, CA 92121
       Facsimile No. (858) 552-9759
       Attention: Nicholas J. Costanza, Esq., General Counsel

       WITH A COPY TO (WHICH COPY SHALL NOT CONSTITUTE NOTICE):

       Hogan & Hartson L.L.P.
       8300 Greensboro Drive
       Suite 1100
       McLean, Virginia 22102
       Facsimile No. (703) 610-6200
       Attention: Richard K. A. Becker, Esq.
                Robert A. Welp, Esq.

       IF TO ANY SHAREHOLDER:

       at the address set forth below such Shareholder's signature on the signature page hereof

       WITH COPIES TO (WHICH COPIES SHALL NOT CONSTITUTE NOTICE):

       Venable, Baetjer and Howard, LLP
       2010 Corporate Ridge, Suite 400
       McLean, Virginia 22102
       Facsimile No. (703) 821-8949
       Attention: Elizabeth R. Hughes, Esq.
                Joseph Schmelter, Esq.

    4.4.  WAIVER OF APPRAISAL RIGHTS.

    Each Shareholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights (including under Article 15 of the Virginia Stock Corporation Act) and any similar rights relating to the Merger or any related transaction that such Shareholder or any other Person may have by virtue of the ownership of any outstanding shares of Company Common Stock Owned by Shareholder.

    4.5.  NO SOLICITATION.

    Each Shareholder, solely in his capacity as a shareholder, agrees that, during the period from the date of this Voting Agreement through the Expiration Date, such Shareholder shall not, directly or indirectly, and such Shareholder shall ensure that his Representatives (as defined in the Reorganization Agreement) do not, directly or indirectly: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Company Acquisition Proposal (as defined in the Reorganization Agreement) or take any action that could reasonably be expected to lead to a Company Acquisition Proposal; (ii) furnish any information regarding the Company or any direct or indirect subsidiary of the Company to any Person in connection with or in response to a Company Acquisition Proposal or to an inquiry or indication of interest that reasonably could be expected to lead to a Company Acquisition Proposal; or (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal. Each Shareholder shall immediately cease and discontinue, and such Shareholder shall ensure that his Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Company Acquisition Proposal.

    4.6.  SEVERABILITY.

    If any provision of this Voting Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Voting Agreement. Each provision of this Voting Agreement is separable from every other provision of this Voting Agreement, and each part of each provision of this Voting Agreement is separable from every other part of such provision.

    4.7.  ENTIRE AGREEMENT.

    This Voting Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Voting Agreement shall be binding upon either party unless made in writing and signed by both parties.

    4.8.  ASSIGNMENT; BINDING EFFECT.

    Except as provided herein, neither this Voting Agreement nor any of the interests or obligations hereunder may be assigned or delegated by any Shareholder or Parent without the prior written consent of the non-assigning parties, which consent shall not be unreasonably withheld, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Voting Agreement shall be binding upon, and inure to the benefit of, the Shareholders and their respective heirs, estate, executors, personal representatives, successors and assigns (as the case may be), and shall be binding upon, and inure to the benefit of, Parent and its successors and assigns. Without limiting any of the restrictions set forth in SECTION 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any Person to whom any Subject Securities are Transferred. Nothing in this Voting Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature. Each Shareholder specifically agrees that the obligation of such Shareholder hereunder shall not be terminated by operation of law, whether by death or incapacity of such Shareholder or otherwise.

    4.9.  SPECIFIC PERFORMANCE.

    The parties agree that irreparable damage would occur in the event that any provision of this Voting Agreement or the Proxy was, or is, not performed in accordance with its specific terms or was, or is, otherwise breached. Each Shareholder agrees that, in the event of any breach or threatened breach by such Shareholder of any covenant or obligation contained in this Voting Agreement or in the Proxy, Parent and Merger Sub shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each Shareholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this SECTION 4.9, and each Shareholder irrevocably waives any objection to the imposition of such relief or any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

    4.10.  NON-EXCLUSIVITY.

    The rights and remedies of Parent under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Voting Agreement, and the obligations and liabilities of Shareholder under this Voting Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Voting Agreement shall limit any of Shareholder's obligations, or the rights or remedies of Parent, under any agreement between Parent and Shareholder; and nothing in any such agreement shall limit any of Shareholder's obligations, or any of the rights or remedies of Parent, under this Voting Agreement.

    4.11.  GOVERNING LAW; VENUE.

        (a) This Voting Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the Commonwealth of Virginia (without giving effect to principles of conflicts of laws).

        (b) Any legal action or other legal proceeding relating to this Voting Agreement or the Proxy or the enforcement of any provision of this Voting Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the Commonwealth of Virginia. Shareholder and Parent each:

           (i) expressly and irrevocably consents and submits to the exclusive jurisdiction and venue of the Circuit Court of Fairfax County, Virginia and the United States District Court of the Eastern District of Virginia and the applicable courts of appeals therefrom, in connection with any such legal proceeding;

           (ii) agree that if any action is commenced in a state court, then subject to applicable law, no party shall object to the removal of such action to any federal court located in the Commonwealth of Virginia;

           (iii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him at the address set forth in SECTION 4.3 shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

           (iv) agrees that each state and federal court located in the Commonwealth of Virginia, shall be deemed to be a convenient forum; and

           (v) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the Commonwealth of Virginia, any claim by either Shareholder or Parent that it is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Voting Agreement or the subject matter of this Voting Agreement may not be enforced in or by such court.

    Nothing contained in this SECTION 4.11 shall be deemed to limit or otherwise affect the right of either party to commence any legal proceeding or otherwise proceed against the other party in any other forum or jurisdiction.

        (c) SHAREHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS VOTING AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS VOTING AGREEMENT OR THE PROXY.

    4.12.  COUNTERPARTS.

    This Voting Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

    4.13.  CAPTIONS.

    The captions contained in this Voting Agreement are for convenience of reference only, shall not be deemed to be a part of this Voting Agreement and shall not be referred to in connection with the construction or interpretation of this Voting Agreement.

    4.14.  WAIVER.

    No failure on the part of Parent to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Voting Agreement, or any power, right, privilege or remedy of Parent under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    4.15.  CONSTRUCTION.

        (a) For purposes of this Voting Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

        (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Voting Agreement.

        (c) As used in this Voting Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

        (d) Except as otherwise indicated, all references in this Voting Agreement to "Schedules," "Sections" and "Exhibits" are intended to refer to Schedules of this Voting Agreement, Sections of this Voting Agreement and Exhibits to this Voting Agreement.

    4.16.  SHAREHOLDER CAPACITY.

    No person executing this Voting Agreement who is a director or officer of the Company makes any agreement or understanding herein in his capacity as such director or officer. Without limiting the generality of the foregoing, Shareholder executes this Voting Agreement solely in its capacity as Owner of Subject Securities and nothing herein shall limit or affect any actions taken by Shareholder in its capacity as an officer or director of the Company in exercising the Company's rights under the Reorganization Agreement, provided, that no obligation of Shareholder to the Company as an officer or director of the Company shall affect, impair or impede Shareholder's obligations under this Voting Agreement including the obligation to vote the Subject Securities in accordance with SECTION 1.2 hereof.

    4.17.  AMENDMENT.

    This Agreement shall not be amended, altered or modified except by an instrument in writing duly executed and delivered on behalf of each of the parties hereto.

    4.18.  TERMINATION.

    This Agreement shall terminate upon the Expiration Date.

SECTION 5. CERTAIN DEFINITIONS

    For purposes of this Voting Agreement:

    (a) "COMPANY COMMON STOCK" shall mean the common stock, no par value, of the Company.

    (b) "EXPIRATION DATE" shall mean the date upon which the Reorganization Agreement is terminated or upon the Effective Date.

    (c) Each Shareholder shall be deemed to "OWN" or to have acquired "OWNERSHIP" of a security if such Shareholder is the: (i) record owner of such security; or (ii) "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security; provided, however, that each Shareholder shall not be deemed to Own a security solely because of such Shareholder's status as an executive officer, director, partner or member of a Person that owns such security.

    (d) "PERSON" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) Governmental Body.

    (e) "SUBJECT SECURITIES" with respect to each Shareholder shall mean:
(i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) Owned by such Shareholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which such Shareholder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

    A Person shall be deemed to have effected a "TRANSFER" of a security if such Person directly or indirectly: (i) sells, assigns, pledges, mortgages, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; (ii) enters into an agreement or commitment contemplating the possible sale of, assignment of, pledge of, mortgage of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein; or (iii) reduces such Person's beneficial ownership interest in or risk relating to any such security.

                           [SIGNATURE PAGE TO FOLLOW]

    IN WITNESS WHEREOF, Parent, Merger Sub and each Shareholder have caused this Voting Agreement to be executed as of the date first written above.

                                                    PARENT:
                                                    THE TITAN CORPORATION
                                                    By:
                                                           /s/ ERIC M. DEMARCO
                                                           -------------------------------------------
                                                    Name:
                                                           Eric M. DeMarco
                                                           -------------------------------------------
                                                    Title:
                                                           Executive Vice President and
                                                           Chief Operating Officer
                                                           -------------------------------------------
                                                    MERGER SUB:
                                                    T T ACQUISITION CORP
                                                    By:
                                                           /s/ ERIC M. DEMARCO
                                                           -------------------------------------------
                                                    Name:
                                                           Eric M. DeMarco
                                                           -------------------------------------------
                                                    Title:
                                                           Executive Vice President and
                                                           Chief Operating Officer
                                                           -------------------------------------------

                                                    SHAREHOLDERS:

                                                    /s/ DR. EDWARD H. BERSOFF
                                                    --------------------------------------------------
                                                    Dr. Edward H. Bersoff
                                                    Address:    c/o BTG, Inc.
                                                                3877 Fairfax Ridge Road
                                                                Fairfax, Virginia 22030
                                                    Facsimile:  (703) 383-4000
                                                    /s/ MARILYNN D. BERSOFF
                                                    --------------------------------------------------
                                                    Marilynn D. Bersoff
                                                    Address:    c/o BTG, Inc.
                                                                3877 Fairfax Ridge Road
                                                                Fairfax, Virginia 22030
                                                    Facsimile:  (703) 383-4000
                                                    /s/ DONALD M. WALLACH
                                                    --------------------------------------------------
                                                    Donald M. Wallach
                                                    Address:    c/o BTG, Inc.
                                                                3877 Fairfax Ridge Road
                                                                Fairfax, Virginia 22030

                                                    Facsimile:  (703) 383-4000
                                                    /s/ JOHN LITTLEY, III
                                                    --------------------------------------------------
                                                    John Littley, III
                                                    Address:    c/o BTG, Inc.
                                                                3877 Fairfax Ridge Road
                                                                Fairfax, Virginia 22030
                                                    Facsimile:  (703) 383-4000
                                                    /s/ LINDA E. HILL
                                                    --------------------------------------------------
                                                    Linda E. Hill
                                                    Address:    c/o BTG, Inc.
                                                                3877 Fairfax Ridge Road
                                                                Fairfax, Virginia 22030
                                                    Facsimile:  (703) 383-4000

                                   SCHEDULE A

                           SHARES HELD   OPTIONS, WARRANTS AND   ADDITIONAL SECURITIES   ENCUMBRANCES ON ANY OF
SHAREHOLDER                 OF RECORD        OTHER RIGHTS         BENEFICIALLY OWNED         THE FOREGOING
-----------                -----------   ---------------------   ---------------------   ----------------------
Dr. Edward H. Bersoff....   1,323,246           215,000              2,875                       (1)
Marilynn D. Bersoff......      98,987            25,000                0                         (2)
Donald M. Wallach........     256,397            15,500              55,050                      (3)
John Littley, III........     114,730            90,500                0                         (4)
Linda E. Hill............      10,514           118,000                0                         (5)

------------------------

(1) Of the total options outstanding, options to purchase 113,333 shares of common stock are exercisable as of the date of this Voting Agreement. The additional securities beneficially owned consists of 2,875 shares held by Dr. Bersoff and his brother, as trustees for their mother.

(2) Of the total options outstanding, options to purchase 18,334 shares of common stock are exercisable as of the date of this Voting Agreement.

(3) Of the total options outstanding, options to purchase 10,500 shares of common stock are exercisable as of the date of this Voting Agreement. The total shares of record held by Mr. Wallach includes 114,130 shares held in joint tenancy with Mr. Wallach's wife. The additional securities beneficially owned consists of 55,050 shares held by Wallach
    Associates, Inc. Employee Profit Sharing Plan Trust, of which Mr. Wallach is the majority participant.

(4) Of the total options outstanding, options to purchase 53,833 shares of common stock are exercisable as of the date of this Voting Agreement. The total shares of record held by Mr. Littley includes 100,000 shares held jointly with Mr. Littley's wife.

(5) Of the total options outstanding, options to purchase 57,333 shares of common stock are exercisable as of the date of this Voting Agreement. The total shares held of record by Ms. Hill includes 419 shares held jointly with Ms. Hill's husband.

                                   EXHIBIT A

                                    FORM OF

                               IRREVOCABLE PROXY

    The undersigned shareholder of BTG, Inc., a Virginia corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints The Titan Corporation, a Delaware corporation ("PARENT") the attorney and proxy of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the outstanding shares of Company Common Stock or other securities owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of Company Common Stock or other securities which the undersigned may acquire on or after the date hereof. (The shares of the Company Common Stock or other securities referred to in clauses "(i)" and "(ii)" of the immediately preceding sentence, except for shares which are not Subject Securities (as defined in the Voting Agreement), are collectively referred to in this proxy as the "SHARES"). Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares.

    At any time prior to the Expiration Date (as defined in the Voting Agreement) this proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between Parent and the undersigned (the "VOTING AGREEMENT"), and is granted in consideration of Parent entering into the Agreement and Plan of Reorganization, dated as of the date hereof, among Parent, T T Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Parent, and the Company (the "REORGANIZATION AGREEMENT"). Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Reorganization Agreement.

    The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any meeting of the shareholders of the Company, however called, and in any action by written consent of the Shareholders of the Company:

    (i) in favor of the Merger and the approval and adoption of the Plan of Merger, Reorganization Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of the Company and by Parent) in connection with any meeting of, or solicitation of consents from, the shareholders of the Company at which or in connection with which the Merger, the Plan of Merger or the Reorganization Agreement are submitted for the consideration and vote of the shareholders of the Company;

    (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Reorganization Agreement;

   (iii) against any action or agreement that would cause any provision contained in SECTION 6, Annex I or Annex II of the Reorganization Agreement to not be satisfied;

    (iv) against approval or adoption of any extraordinary corporate transaction (other than the Merger, Plan of Merger, the Reorganization Agreement or the transactions contemplated thereby) including, without limitation, any transaction involving (i) the sale or transfer of all or substantially all of the capital stock of the Company, whether by merger, consolidation or other business combination, (ii) a sale or transfer of all or substantially all of the assets of the Company or its subsidiaries, (iii) a reorganization, recapitalization or liquidation of the Company or its subsidiaries, or (iv) any amendment to the Company's governing instruments creating any new class of securities of the Company or otherwise affecting the rights of any class of security as currently in effect; and

                                  Exhibit A-1

    (v) against the following actions (other than the Merger, Plan of Merger and the transactions contemplated by the Reorganization Agreement): (i) any Company Acquisition Proposal; (ii) any change in a majority of the members of the board of directors of the Company; or (iii) any other action which is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger, the Plan of Merger or any of the other transactions contemplated by the Reorganization Agreement or this Voting Agreement.

    The undersigned may vote the Shares on all other matters.

    This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares).

    If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then
(a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

    This proxy shall terminate upon the Expiration Date as defined in the Voting Agreement.

                        [next page is a signature page]

                                  Exhibit A-2

Dated: September       , 2001.

                                               --------------------------------------------
                                               [NAME]

                                               Number of shares of common stock of the
                                               Company owned of record or beneficially as of
                                               the date of this irrevocable proxy:

                                               --------------------------------------------

                                  Exhibit A-3

                                    ANNEX D

                OPINION OF QUARTERDECK INVESTMENT PARTNERS, LLC

September 19, 2001

The Board of Directors
BTG, Inc.
3877 Fairfax Ridge Road
Fairfax, VA 22030-7448

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, no par value per share (the "Shares") of BTG, Inc. ("BTG" or the "Company") of the Merger Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Reorganization, dated September 19, 2001 (the "Agreement"), by and among the Company, Titan Corporation ("Titan") and TT Acquisition Corp., a wholly owned subsidiary of Titan ("Merger Sub"). As more fully described in the Agreement, (i) Merger Sub will be merged with and into the Company (the "Merger"); and (ii) subject to Sections 1.5(b), 1.5(c) and 1.5(d) of the Agreement, each Share (other than Excluded Shares, as defined in the Agreement) shall be converted into the right to receive, subject to the provisions of Section 1.5(a)(i) of the Agreement, (A) that number of shares of Titan Common Stock, $0.01 par value per share ("Parent Common Stock") equal to the Exchange Ratio (as defined in the Agreement) multiplied by 0.81, plus
(B) cash in the amount of the Exchange Ratio multiplied by 0.19 multiplied by the Average Parent Trading Price (as defined in the Agreement), plus (C) any cash in lieu of any fractional shares of Parent Common Stock being issued (collectively, the "Merger Consideration"). The terms and conditions of the Merger including the Merger Consideration are set forth in more detail in the Agreement.

    In arriving at our opinion, we reviewed a copy of the Agreement and held discussions with certain senior officers and other representatives and advisors of BTG and certain senior officers of Titan concerning the business, operations and prospects of BTG and Titan. We reviewed certain publicly available business and financial information relating to the Company and Titan for recent years and interim periods to date. We also considered certain internal financial and operating information, including financial forecasts and projections that were presented to us by the Company, taking into account the growth prospects and the marketplace in which BTG is involved. In addition, we reviewed the reported price and trading activity for the Shares and the shares of Parent Common Stock, and compared certain financial and stock market information for BTG and Titan with similar information for certain other companies the securities of which are publicly traded, which we believe are comparable to the Company. Further, we also considered the financial terms of recent acquisitions and business combination transactions in the government services sector specifically and performed such other studies and analyses as we considered appropriate. We also considered certain financial information prepared in connection with, and the responses received as a result of, the marketing and auction efforts led by other financial advisors to the Company in May 2000 attempting to sell the Company. The opinion contained herein is limited by the fact that although requested by us, no internal financial or operating information, forecasts or projections with respect to Titan were provided to us. With respect to financial projections relating to Titan, we have reviewed and relied on, with the consent of the Company's management and Board of Directors, certain publicly available opinions of certain analysts with respect to such projections and have assumed with your permission that such projections represent reasonable estimates with respect to the future financial performance of Titan.

With respect to other due diligence matters relating to Titan, we have relied on the Company's review of such matters and due diligence without any independent verification thereof.

    In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information discussed with or provided to us or publicly available, and we have not attempted to independently verify any of such information. In that regard, we have assumed, with your consent, that the financial forecasts and projections provided to us by the Company were prepared in good faith and on the basis reflecting the best currently available judgements and estimates of the Company's management. We have also assumed that there have been no material changes in either the Company's or Titan's assets, financial condition, results of operations, business or prospects since the most recent public financial statements or disclosures available to us. In addition, we have not conducted a physical inspection of the properties and facilities of the Company or Titan and have not made or obtained an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of BTG or Titan. We have assumed, with your consent, that the Merger will qualify as a tax-free reorganization for federal income tax purposes. We are not expressing any opinion as to what the value of Parent Common Stock will be when issued to BTG's shareholders pursuant to the Merger or the price at which Titan will trade subsequent to the Merger or the liquidity of the market for the Parent Common Stock subsequent to the Merger. We were not requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for BTG or the effect of any other transaction in which BTG may engage. Our opinion is necessarily based on the economic and market conditions and other circumstances as they exist and are evaluated by us on the date hereof. Although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

    We have relied on advice of the counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Merger and the Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Agreement, without any further amendments thereto, and without waiver by the Company, Parent or Merger Sub of any of the conditions to the obligations of the parties thereunder.

    We have been engaged by the Company to render financial advisory services to the Board of Directors with respect to an opinion as to the fairness, from a financial point of view, to the shareholders of BTG of the consideration to be paid in the Merger. The fee rendered for this opinion is not contingent upon the results of the Merger.

    It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Agreement and may not be used by any other person, used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent or as required under applicable law or by the Securities and Exchange Commission ("SEC"). This letter may be included in the proxy statement you file with the SEC and you distribute to your shareholders with respect to the Merger, so long as the letter is reproduced in such filing in full and any description of or reference to us or summary of this letter and the related analysis in such filing is in a form acceptable to us and our counsel. This letter does not constitute a recommendation to any shareholder to vote in favor of the Merger and should not be relied upon by any shareholder as such a recommendation. Further, this opinion addresses only the financial fairness as of the date hereof of the Merger Consideration to be received by the shareholders of the Company, and it does not address any other aspect of the Merger.

    Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that the Merger Consideration to be received by the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders as of the date hereof.

                                          Very truly yours,

                                          QUARTERDECK INVESTMENT PARTNERS LLC

                                    PART II
             INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Titan is a Delaware Corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Article 8 of the bylaws of Titan provides for indemnification of the officers and directors of Titan to the full extent permitted by applicable law and provides for the advancement of expenses. Titan also maintains directors and officers liability insurance coverage and has entered into indemnification agreements with its directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS


       EXHIBIT
         NO.                                EXHIBIT DESCRIPTION
---------------------                       -------------------
     2.1                Agreement and Plan of Merger and Reorganization, dated
                        September 19, 2001, by and among The Titan Corporation, T T
                        Acquisition Corp., and BTG, Inc. (included as ANNEX A to the proxy statement/prospectus contained in this registration
                        statement).

     2.2                Voting Agreement, dated as of September 19, 2001, between
                        The Titan Corporation, T T Acquisition Corp. and certain BTG shareholders named therein (included as ANNEX C to the proxy statement/prospectus contained in this registration
                        statement).

     4.1                Rights Agreement, dated as of August 21, 1995, between The
                        Titan Corporation and American Stock Transfer and Trust
                        Company, which was Exhibit 1 to The Titan Corporation's Form
                        8-A12B/A filed August 25, 1995, is incorporated herein by
                        this reference.

       EXHIBIT
         NO.                                EXHIBIT DESCRIPTION
---------------------                       -------------------
     4.2                Letter Agreement, dated February 4, 1998, between The Titan
                        Corporation and DBA Systems, Inc. regarding certain
                        registration rights granted in connection with the
                        acquisition of DBA, which was Exhibit 10.38 to The Titan
                        Corporation's Registration Statement on Form S-4 (Reg. No.
                        333-45719), is incorporated herein by this reference.

     5.1                Opinion of Hogan & Hartson L.L.P. as to the validity of the common stock of The Titan Corporation being registered
                        hereby.

     8.1                Opinion of Hogan & Hartson L.L.P. regarding material federal income tax consequences of the merger.

     8.2 Opinion of Venable, Baetjer and Howard, LLP regarding material federal income tax consequences of the merger.

    23.1 Consent of Arthur Andersen LLP, independent public accountants.

    23.2 Consent of Deloitte & Touche LLP, independent auditors, regarding the financial statements of BTG, Inc.

    23.3 Consent of KPMG LLP, independent auditors, regarding the financial statements of BTG, Inc.

    23.4 Consent of Deloitte & Touche LLP, independent auditors, regarding the financial statements of Datron Systems
                        Incorporated.

    23.5                Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

    23.6                Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1).

    23.7                Consent of Venable, Baetjer and Howard, LLP (included in
                        Exhibit 8.2).

    24.1                Power of Attorney of Officers and Directors of The Titan
                        Corporation (set forth on the signature pages to the initial filing).

    99.1                Form of Letter of Transmittal, including the Guidelines for
                        Certification of Taxpayer Identification Number on
                        Substitute Form W-9.

    99.2                Form of BTG Proxy Card.

    99.3                Consent of Quarterdeck.


ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    - to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

       (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    - that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

    - to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    - that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

    - to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request;

    - to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective;

    - that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

    - that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of
      Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to the Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on October 25, 2001



                                                       THE TITAN CORPORATION

                                                       By:    /s/ MARK W. SOPP
                                                              --------------------------------------
                                                       Name:  Mark W. Sopp
                                                       Its:   Senior Vice President and Chief
                                                              Financial Officer



    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of The Titan Corporation and in the capacities indicated on October 25, 2001.



                  SIGNATURE                                        TITLE
                  ---------                                        -----
                      *
--------------------------------------------      President, Chief Executive Officer and
                 Gene W. Ray                               Chairman of the Board

                      *
--------------------------------------------     Senior Vice President and Chief Financial
                Mark W. Sopp                       Officer (Principal Financial Officer)

                      *
--------------------------------------------       Vice President, Corporate Controller
             Deanna Hom Petersen                      (Principal Accounting Officer)

                      *
--------------------------------------------                     Director
            Michael B. Alexander

                      *
--------------------------------------------                     Director
              Charles R. Allen

                      *
--------------------------------------------                     Director
             Joseph F. Caligiuri

                      *
--------------------------------------------                     Director
               Daniel J. Fink

                  SIGNATURE                                        TITLE
                  ---------                                        -----
                      *
--------------------------------------------                     Director
                Susan Golding

                      *
--------------------------------------------                     Director
              Robert M. Hainsee

                      *
--------------------------------------------                     Director
              Robert E. LaBlanc

                      *
--------------------------------------------                     Director
              Thomas G. Pownall

                      *
--------------------------------------------                     Director
                James E. Roth

                      *
--------------------------------------------                     Director
            Joseph R. Wright, Jr.


------------------------


* Pursuant to Power of Attorney



By:   /s/ MARK W. SOPP
      ----------------------------------------
      Mark W. Sopp
      Attorney-in-fact

                                 EXHIBIT INDEX


       EXHIBIT
         NO.                                EXHIBIT DESCRIPTION
---------------------                       -------------------
         2.1            Agreement and Plan of Merger and Reorganization, dated
                        September 19, 2001, by and among the Titan Corporation, T T
                        Acquisition Corp., and BTG, Inc. (included as ANNEX A to the proxy statement/prospectus contained in this registration
                        statement).

         2.2            Voting Agreement, dated as of September 19, 2001, between
                        The Titan Corporation, T T Acquisition Corp. and certain BTG shareholders named therein (included as ANNEX C to the proxy statement/prospectus contained in this registration
                        statement).

         4.1            Rights Agreement, dated as of August 21, 1995, between The
                        Titan Corporation and American Stock Transfer and Trust
                        Company, which was Exhibit 1 to The Titan Corporation's Form
                        8-A12B/A filed August 25, 1995, is incorporated herein by
                        this reference.

         4.2            Letter Agreement, dated February 4, 1998, between The Titan
                        Corporation and DBA Systems, Inc. regarding certain
                        registration rights granted in connection with the
                        acquisition of DBA, which was Exhibit 10.38 to The Titan
                        Corporation's Registration Statement on Form S-4
                        (no. 333-45719), is incorporated herein by this reference.

         5.1            Opinion of Hogan & Hartson L.L.P. as to the validity of the common stock of The Titan Corporation being registered
                        hereby.

         8.1            Opinion of Hogan & Hartson L.L.P. regarding material federal income tax consequences of the merger.

         8.2 Opinion of Venable, Baetjer and Howard, LLP regarding material federal income tax consequences of the merger.

        23.1 Consent of Arthur Andersen LLP, independent public accountants.

        23.2 Consent of Deloitte & Touche LLP, independent auditors, regarding the financial statements of BTG, Inc.

        23.3 Consent of KPMG LLP, independent auditors, regarding the financial statements of BTG, Inc.

        23.4 Consent of Deloitte & Touche LLP, independent auditors, regarding the financial statements of Datron Systems
                        Incorporated.

        23.5            Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

        23.6            Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1).

        23.7            Consent of Venable, Baetjer and Howard, LLP (included in
                        Exhibit 8.2).

        24.1            Power of Attorney of Officers and Directors of The Titan
                        Corporation (set forth on the signature pages to the initial filing).

        99.1            Form of Letter of Transmittal, including the Guidelines for
                        Certification of Taxpayer Identification Number on
                        Substitute Form W-9.

        99.2            Form of BTG Proxy Card.

        99.3            Consent of Quarterdeck.